Filed Pursuant to Rule 424(b)(5)

Registration No. 333-106386

333-106386-01

Prospectus supplement

To prospectus dated November 19, 2003

Hanover Compressor Company

$200,000,000

8.625% Senior Notes due 2010

Fully and unconditionally guaranteed on a senior subordinated basis by Hanover Compression Limited Partnership

The notes will mature on December 15, 2010. Interest on the notes is payable on June 15 and December 15 of each year, beginning on June 15, 2004.

We may redeem up to 35% of the notes using the proceeds of certain equity offerings completed before December 15, 2006 at the redemption price set forth in this prospectus supplement. In addition, we may redeem some or all of the notes at any time on or after December 15, 2007 at the redemption prices listed in this prospectus supplement together with accrued and unpaid interest, if any, to the date of redemption, and we may redeem all of the notes at any time prior to December 15, 2007 at a make-whole redemption price described in this prospectus supplement. If we sell certain of our assets or experience specific kinds of changes of control, we must offer to repurchase the notes.

The notes are our general unsecured senior obligations and will rank equally with all our other senior debt. However, we are a holding company, and the notes will be effectively subordinated to all existing and future liabilities of our subsidiaries. The notes will be guaranteed on a senior subordinated basis by Hanover Compression Limited Partnership, our wholly-owned principal domestic operating subsidiary.

See “ Risk factors” beginning on page S-15 of this prospectus supplement for a discussion of certain risks that you should consider in connection with an investment in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompany prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Public offering price	Underwriting discount	Proceeds, before expenses, to Hanover

Per note	100%	2.75%	97.25%
Total	$200,000,000	$5,500,000	$194,500,000

We have applied to list the notes on the New York Stock Exchange. Currently, there is no public market for the notes and there can be no assurance that an active trading market for the notes will develop on the New York Stock Exchange or elsewhere.

We expect that the delivery of the notes will be made to investors in book-entry form through The Depository Trust Company on or about December 15, 2003.

Joint book-running managers

JPMorgan	Citigroup

Banc One Capital Markets, Inc.

Credit Lyonnais Securities (USA)

The Royal Bank of Scotland

Scotia Capital

Wachovia Securities

Wells Fargo Securities

ABN AMRO Incorporated

December 9, 2003

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell the notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate only as of the respective dates on the front of those documents or earlier dates specified therein. Our business, financial condition, results of operations and prospects may have changed since those dates.

Prospectus Supplement

Prospectus

Special note regarding

forward-looking statements

Certain matters discussed in this prospectus supplement and the accompanying prospectus and the documents we incorporate by reference herein and therein may include “forward-looking statements” intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can generally be identified as such because the context of the statement will include words such as we “believe,” “anticipate,” “expect,” “estimate,” or words of similar import. Similarly, statements that describe our future plans, objectives or goals or future revenues or other financial metrics are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties that could cause our actual results to differ materially from those anticipated as of the date of this prospectus supplement, the accompanying prospectus or the documents we incorporate by reference herein and therein, as applicable. These risks and uncertainties include:

•  our inability to renew our short-term leases of equipment with our customers so as to fully recoup our cost of the equipment;

•  a prolonged, substantial reduction in oil and natural gas prices, which could cause a decline in the demand for our compression and oil and natural gas production equipment;

•  reduced profit margins resulting from increased pricing pressure in our business;

•  the loss of market share through competition;

•  the introduction of competing technologies by other companies;

•  changes in economic or political conditions in the countries in which we do business;

•  currency fluctuations;

•  losses due to the inherent risks associated with our operations, including equipment defects, malfunctions and failures and natural disasters;

•  governmental safety, health, environmental and other regulations, which could require us to make significant expenditures;

•  legislative changes in the countries in which we do business;

•  our inability to successfully integrate acquired businesses;

•  our inability to properly implement new enterprise resource planning systems used for integration of our accounting, operations and information systems;

•  our inability to retain key personnel;

•  war, social unrest, terrorist attacks and/or the responses thereto;

•  our inability to generate sufficient cash, access capital markets, refinance existing debt or incur indebtedness to fund our business;

•  our inability to comply with covenants in our debt agreements and the agreements related to our compression equipment lease obligations;

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•  the decreased financial flexibility associated with our significant cash requirements and substantial debt, including our compression equipment lease obligations;

•  our inability to reduce our debt relative to our total capitalization;

•  our inability to execute our exit and sale strategy with respect to assets classified on our balance sheet as discontinued operations and held for sale;

•  our inability to conclude the agreed-upon settlement of the securities-related litigation and adverse results in other litigation brought by plaintiffs that are not party to the settlement;

•  fluctuations in our net income attributable to changes in the fair value of our common stock that will be used to fund the settlement of the securities-related litigation; and

•  adverse results in the pending investigation by the Securities and Exchange Commission (“SEC”).

In addition, the risks described in the “Risk factors” section of this prospectus supplement could cause our actual results to differ from those described in, or otherwise implied by, the forward-looking statements. Other factors besides those described in this prospectus supplement, the accompanying prospectus or the documents we incorporate by reference herein and therein could also affect our actual results.

You should not unduly rely on these forward-looking statements, which speak only as of the date such statements are made. Except as otherwise required by law, we undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date such statements are made or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks we describe in the reports we file from time to time with the SEC. All forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary statement.

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Summary

This summary highlights information contained elsewhere in this prospectus supplement or the accompanying prospectus. You should read carefully the entire prospectus supplement, the accompanying prospectus, the documents incorporated by reference and the other documents to which we refer for a more complete understanding of this offering. You should read “Risk factors” beginning on page S-15 of this prospectus supplement for more information about important risks that you should consider before buying the notes in this offering. Unless the context requires otherwise or as otherwise indicated, “Hanover,” “we,” “us,” “our” or similar terms in this prospectus supplement refer to Hanover Compressor Company and its subsidiaries on a consolidated basis.

Hanover Compressor Company

We are a global market leader in the full service natural gas compression business and are also a leading provider of service, fabrication and equipment for oil and natural gas processing and transportation applications. We sell and rent this equipment and provide complete operation and maintenance services, including run-time guarantees, for both customer-owned equipment and our fleet of rental equipment. Founded in 1990, and a public company since 1997, our customers include both major and independent oil and gas producers and distributors as well as national oil and gas companies in the countries in which we operate. Our maintenance business, together with our parts and service business, provides solutions to customers that own their own compression and surface production and processing equipment, but want to outsource their operations. We also fabricate compressor and oil and gas production and processing equipment and provide gas processing and treating, gas measurement and oilfield power generation services, primarily to our domestic and international customers as a complement to our compression services. In addition, through our ownership of Belleli Energy S.r.I. (“Belleli”), we provide engineering, procurement and construction services primarily related to the manufacturing of heavy wall reactors for refineries and construction of desalination plants, primarily for use in Europe and the Middle East.

We believe that we are currently the largest natural gas compression company in the United States on the basis of aggregate rental horsepower, with approximately 6,064 rental units in the United States having an aggregate capacity of approximately 2,583,000 horsepower at September 30, 2003. In addition, we estimate that we are one of the largest providers of compression services in the rapidly growing Latin American and Canadian markets, operating approximately 832 units internationally with approximately 925,000 horsepower at September 30, 2003. As of September 30, 2003, approximately 74% of our natural gas compression horsepower was located in the United States and approximately 26% was located elsewhere, primarily in Latin America and Canada.

Our products and services are essential to the production, processing, transportation and storage of natural gas and are provided primarily to energy producers and distributors of oil and natural gas. Our decentralized operating structure, technically experienced personnel and high-quality compressor fleet have allowed us to successfully provide reliable and timely customer service.

Industry trends

We compete primarily in the market for transportable natural gas compression units of up to 4,500 horsepower. The market for rental compression has experienced significant growth over the past decade. Although recently we have not experienced any significant growth in rentals or purchases of equipment and services by our customers, which we believe is a result of the lack of a significant increase in U.S. natural gas production levels, we believe that the U.S. gas compression market will continue to grow due to the increased demand for natural gas, the continued aging of the natural gas reserve base and the attendant decline of wellhead pressures, the discovery of new reserves and the continuing interest in outsourcing compression by independent producers. However, because the majority of oil and gas reserves are located outside of the United States, we believe that international markets will be a primary source of our growth opportunities in the gas compression market in the years to come.

As of June 2003, the rental portion of the domestic gas compression market was estimated by industry sources to be approximately 5.0 million horsepower, which we estimate accounts for approximately 30% of aggregate U.S. horsepower, having doubled since 1996. Growth of the rental compression capacity in the U.S. market has been primarily driven by the trend toward outsourcing by energy producers and processors. We believe that outsourcing provides the customer greater financial and operating flexibility by minimizing the customer’s investment in equipment and enabling the customer to more efficiently resize their compression capabilities to meet changing reservoir conditions. In addition, we believe that outsourcing typically provides the customer with more timely and technically proficient service and maintenance, which often reduces operating costs. We believe growth opportunities for compressor rental and sales exist due to (1) increased worldwide energy consumption, (2) implementation of international environmental and conservation laws prohibiting the flaring of natural gas, which increases the need for gathering systems, (3) increased outsourcing by energy producers and processors, (4) the environmental soundness, economy and availability of natural gas as an alternative energy source and (5) continued aging of the worldwide natural gas reserve base and the attendant decline of wellhead pressures. The rental compression business is capital intensive, and our ability to take advantage of these growth opportunities may be limited by our ability to raise capital to fund our expansion. See “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources” in this prospectus supplement.

Competitive strengths

We believe we have the following key competitive strengths:

•  Broad-based solutions offering: We believe that we are the only company in our industry that offers both outsourced rental of, as well as the sale of, compression and oil and gas production and processing equipment and related services. Our services include complete operation and maintenance services, including run-time guarantees, for both customer-owned equipment and our fleet of rental equipment as well as engineering and product design, fabrication, installation, customer service and after-market support. Our global customer base consists of U.S. and international companies engaged in all aspects of the oil and gas industry, including major integrated oil and gas companies, national oil and gas companies, independent producers and natural gas processors, gatherers and pipelines. By offering a broad range of services that complement our historic strengths, we believe that we can provide comprehensive integrated global solutions to meet our customers’ oil and gas production and processing equipment and compression needs. We believe the breadth and quality of our services and rental fleet, the depth of our customer relationships and our presence in major gas-producing regions of the United States, Latin America and Canada place us in a position to capture additional outsourced business on a global basis.

•  Leading position in high horsepower compression: High horsepower compression, composed of units with greater than 500 horsepower, is the fastest growing portion of our rental compression business. We believe we are a leading provider of these units, which are typically installed on larger wells, gathering systems and processing and treating facilities. The scale and more attractive unit economics of these facilities largely insulate them from declining commodity prices. As a result, compressors in this segment tend to realize higher utilization rates. We believe that the greater technical requirements of these larger systems enable us to differentiate our compression products and to leverage sales of related products and services. As of September 30, 2003, approximately 79% of our aggregate horsepower consisted of high horsepower compression units.

•  Provider of superior customer service: To facilitate our broad-based approach, we have adopted a geographical business unit concept and utilize a decentralized management and operating structure to provide superior customer service in a relationship-driven, service-intensive industry. We believe that our regionally-based network, local presence, experience and in-depth knowledge of customers’ operating needs and growth plans enable us to effectively meet their evolving needs. Our team of over 130 sales representatives aggressively pursues the rental and sales market for our products and services in their respective territories. Our efforts concentrate on demonstrating our commitment to enhancing the customer’s cash flow through superior product design, fabrication, installation, customer service and after-market support.

•  International experience: We believe we are a leading supplier of natural gas compression services in Latin America and Canada, with an expanding presence in Eastern Europe, Africa and Asia. As of September 30, 2003, of the approximately 925,000 horsepower of compression we had deployed internationally, approximately 84% was located in Latin America (primarily in Venezuela, Argentina and Mexico) and approximately 11% was located in Canada. We believe our experience in managing our international rental fleet and our efforts to develop and expand our international sales force have created a global platform from which we can continue to grow in international markets. Through our experiences in these international markets, we have demonstrated our ability to operate in remote and sometimes challenging environments. We believe international markets represent one of the greatest growth opportunities for our business, with rapidly expanding opportunities in regions such as Russia, the Middle East, West Africa and the Far East.

Business strategy

We intend to continue to capitalize on our competitive strengths to meet our customers’ needs through the following key strategies:

•  Focus on core business: We have built our leading market position through our strengths in compression rentals, compressor fabrication, production and processing equipment rental and fabrication and parts and service. We are focusing our efforts on these businesses and on streamlining operations in our core markets. In connection with these efforts, we have decided to exit and sell certain non-core business lines. In December 2002, our board of directors approved management’s recommendation to exit and sell our non-oilfield power generation assets and certain used equipment business lines. We have since sold our interests in two non-oilfield power generation facilities.

•  Focus on return on capital: We are seeking to deploy our capital more effectively in order to improve the total return from our investments. To achieve this objective, we intend to work to improve our operating performance and profitability by focusing on the following initiatives:

•  improving our domestic fleet utilization by retiring less profitable units, limiting the addition of new units and, where applicable and permissible under our bank credit facility and the agreements related to our compression equipment lease obligations, moving idle domestic units into service in international markets;

•  increasing prices selectively for our domestic rental business;

•  increasing activity in our fabrication sales and parts and service operations to take advantage of our available fabrication capacity and field technician manpower; and

•  improving operating efficiencies by consolidating certain of our operations.

•  Exploit international opportunities: International markets continue to represent one of the greatest growth opportunities for our business. Although our international horsepower has grown significantly over the last six years, we continue to believe that the market is underserved. Of total proven worldwide oil and natural gas reserves, the vast majority are located outside the United States. We believe that the continuing worldwide development and implementation of oil and gas environmental and conservation laws prohibiting the flaring of natural gas and encouraging the use of gas-fired power generation, coupled with increased worldwide energy consumption, will continue to drive use of compression by international energy companies. In addition, we typically see higher pricing in international markets relative to the domestic market. We intend to allocate additional resources toward international markets, to open offices abroad, where appropriate, and to move idle domestic units into service in international markets, where applicable. However, our ability to invest capital resources and allocate assets into international markets is restricted by our bank credit facility and the agreements related to our compression equipment lease obligations.

•  Improve our capital discipline: We plan to improve our capital discipline by lowering the working capital we have employed and reducing debt with both excess cash flow and proceeds from asset sales. We are also focused on improving the management of our working capital by lowering the number of days outstanding for our accounts receivable and reducing inventory levels. To reduce debt, we are committed to under-spending cash flow and we are currently planning to allocate approximately $180 million of our operating cash flow generated from 2004 through 2006 to debt reduction.

2002 restatements, SEC investigation and securities litigation

We experienced rapid growth from 1998 through 2001 primarily as a result of acquisitions, particularly during 2000 and 2001, during which period our total assets increased from approximately $753 million as of December 31, 1999 to approximately $2.3 billion as of December 31, 2001. Our growth exceeded our infrastructure capabilities and strained our internal control environment. During 2002, we announced a series of restatements of certain transactions that occurred in 1999, 2000 and 2001. These restatements of our financial statements ultimately reduced our initially reported pre-tax income by $3.1 million, or 4.9%, for the year ended December 31, 1999, by $14.5 million, or 15.5%, for the year ended December 31, 2000, and by $0.4 million, or 0.3%, for the year ended December 31, 2001, although certain restatements resulted in a larger percentage adjustment on a quarterly basis. See “Management’s discussion and analysis of financial condition and results of operations—Previous restatements” in this prospectus supplement.

During 2002, a number of company executives involved directly and indirectly with the transactions underlying the restatements resigned, including our former Chief Executive Officer, Chief Financial Officer and Vice Chairman of our board of directors, Chief Operating Officer and the head of our international operations. During and after 2002, we hired and appointed a new Chief Executive Officer and Chief Financial Officer, hired and appointed our first General Counsel, and hired a new Controller and managers of Human Resources and Policy Administration. In addition, during 2002, we also added three independent directors to our board of directors and elected an independent Chairman of the Board from among the three new directors.

On November 14, 2002, the SEC issued a Formal Order of Private Investigation relating to the transactions underlying and other matters relating to the restatements of our financial statements announced in 2002. We have cooperated with the Fort Worth District Office Staff of the SEC in its investigation. Based upon our discussions to date with the Fort Worth District Office Staff of the SEC, we currently believe that a settlement of the investigation will be reached on terms that we do not believe will have a material adverse impact on our business, consolidated financial position, results of operations or cash flows. However, we can give no assurances in this regard, and we expect any settlement with the SEC to include findings of violations of the securities laws by us with respect to certain of the restated transactions. We understand that any resolution of the investigation reached by us with the Fort Worth District Office Staff of the SEC will have no legal effect until it is reviewed and, if appropriate, approved by the SEC in Washington, D.C., and we cannot predict what action might ultimately be taken against us by the SEC. As such, we do not anticipate announcing any resolution of the investigation unless and until such resolution is approved by the SEC in Washington, D.C.

Hanover and certain of its past and present officers and directors are named as defendants in a consolidated action pending in federal court that includes a putative securities class action, a putative class action arising under the Employee Retirement Income Security Act (“ERISA”) and shareholder derivative actions. The litigation relates principally to the matters involved in the transactions underlying the restatements of our financial statements. The plaintiffs allege, among other things, that we and the other defendants acted unlawfully and fraudulently in connection with those transactions and our original disclosures related to those transactions and thereby violated the antifraud provisions of the federal securities laws and the other defendants’ fiduciary duties to Hanover. On October 23, 2003, we entered into a Stipulation of Settlement, which, subject to, among other things, court approval, will settle all of the claims underlying the putative securities class action, the putative ERISA class action and the shareholder derivative actions brought against us. See “Business—Legal proceedings” in this prospectus supplement. The terms of the proposed settlement provide for us to (1) make a cash payment of approximately $30 million (of which approximately $27 million was funded by payments from our directors’ and officers’ insurance carriers), (2) issue 2.5 million shares of our common stock and (3) issue a contingent note with a principal amount of $6.7 million. The note will be payable, together with accrued interest, on March 31, 2007 but can be extinguished (with no money owing under it) if our common stock trades at or above the average price of $12.25 per share for 15 consecutive days at any time between March 31, 2004 and March 31, 2007. In addition, upon the occurrence of a change of control of us, if the change of control, or shareholder approval of the change of control, occurs within 12 months after final court approval of the settlement, we will be obligated to contribute an additional $3 million to the settlement fund. As part of the settlement, we have also agreed to implement corporate governance enhancements, including allowing large shareholders to participate in the process to appoint two independent directors to our board of directors and enhancements to our code of conduct. The settlement remains subject to, among other things, court approval and could be the subject of an objection by potentially affected persons. We have the right to terminate the settlement under certain circumstances, including if more than a certain number of the plaintiffs elect to opt out of the settlement. There can be no assurances that the settlement will be approved or finalized, or that it will be finally approved or finalized on the terms agreed upon in the Stipulation of Settlement. Our independent auditor, PricewaterhouseCoopers LLP, is not a party to the settlement and will continue to be a defendant in the putative consolidated securities class action.

Change in accounting principle

In January 2003, the Financial Accounting Standards Board (the “FASB”) issued Interpretation Number 46, “Consolidation of Variable Interest Entities, an interpretation of ARB 51” (“FIN 46”). The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved by means other than through voting rights (“variable interest entities” or “VIEs”) and the determination of when and which business enterprise should consolidate the VIE in its financial statements (the “primary beneficiary”). FIN 46 applies to an entity in which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. On October 8, 2003, the FASB provided a deferral of the latest date by which all public companies must adopt FIN 46. The deferral provides that FIN 46 be applied, at the latest, to the first reporting period ending after December 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. In addition, the deferral allowed companies to elect to adopt early the provisions of FIN 46 for some, but not all, of the variable interest entities they own.

Prior to July 1, 2003, we entered into five lease transactions that were recorded as a sale and leaseback of the compression equipment and were treated as operating leases for financial reporting purposes. On July 1, 2003, we adopted the provisions of FIN 46 as they relate to the special purpose entities that lease compression equipment to us. As a result of the adoption, we added approximately $1,089.0 million in compressor equipment assets, $192.3 million of accumulated depreciation (including approximately $58.6 million of accumulated depreciation related to periods before the sale leaseback of the equipment), $1,105.0 million in debt and $34.6 million in minority interest obligations to our balance sheet, and we reversed $108.8 million of deferred gains that were recorded on our balance sheet as a result of the sale leaseback transactions. On July 1, 2003, we recorded a $133.7 million charge ($86.9 million net of tax) to record the cumulative effect from the adoption of FIN 46 related to prior period depreciation of the compression equipment assets. Additionally, we estimate that we will record approximately $17 million per year in additional depreciation expense on our leased compression equipment as a result of the inclusion of the compression equipment on our balance sheet and will also record the payments made under our compression equipment leases as interest expense. As of September 30, 2003, the compression assets that are owned by the entities that lease equipment to us, but are now included in property, plant and equipment in our consolidated financial statements, had a net book value of approximately $983.3 million, including improvements made to these assets after the sale leaseback transactions.

We have a consolidated subsidiary trust that has Mandatorily Redeemable Preferred Securities outstanding which have a liquidation value of $86.3 million. These securities are reported on our consolidated balance sheet as Mandatorily Redeemable Convertible Preferred Securities. The trust may be a VIE under FIN 46 because we only have a limited ability to make decisions about its activities and we may not be the primary beneficiary of the trust. If the trust is a VIE under FIN 46, the trust and the Mandatorily Redeemable Preferred Securities issued by the trust may no longer be reported on our balance sheet. Instead, we would report our subordinated notes payable to the trust as a liability. These intercompany notes have previously been eliminated in our consolidated financial statements. The above-described changes on our balance sheet would be reclassifications. Because we are still evaluating whether we will be required to make these reclassifications and other potential changes, if any, in connection with our adoption of FIN 46, we have not adopted the provisions of FIN 46 other than for the entities that lease compression equipment to us, as discussed above.

The offering

The following summary contains basic information about the notes and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the notes, please refer to the section of this prospectus supplement entitled “Description of notes.” For purposes of the description of the notes included in this prospectus supplement, references to “Hanover,” “us,” “we” and “our” refer only to Hanover Compressor Company and do not include our subsidiaries.

Issuer	Hanover Compressor Company.

Securities	$200,000,000 aggregate principal amount of 8.625% Senior Notes due 2010.

Maturity date	December 15, 2010.

Interest payment

dates	June 15 and December 15 of each year, commencing June 15, 2004.

Optional redemption

The notes will be redeemable at our option, in whole or in part, at any time on or after December 15, 2007 at the redemption prices set forth in this prospectus supplement together with accrued and unpaid interest, if any, to the date of redemption. In addition, the notes will be redeemable at our option, in whole or in part, at any time prior to December 15, 2007 at the make-whole redemption price described in this prospectus supplement.

At any time prior to December 15, 2006 we may redeem up to 35% of the original principal amount of the notes with the proceeds from one or more equity offerings of our common stock at a redemption price of 108.625% of the principal amount of the notes, together with accrued and unpaid interest, if any, to the date of redemption.

Repurchase upon a change of control

If we experience a specified change of control, a holder will have the right, subject to certain conditions and restrictions, to require us to repurchase some or all of its notes at a price equal to 101% of the principal amount plus accrued and unpaid interest, if any, to the repurchase date.

Ranking	The notes will be:

• our senior unsecured obligations;

• equal in right of payment with all of our existing and future senior debt;

• senior in right of payment to all of our existing and future subordinated debt;

•  effectively junior in right to payment to our secured debt to the extent of the assets securing the debt, including our obligations in respect of our current bank credit facility and our proposed new $345 million bank credit facility (the “Proposed Bank Credit Facility”); and

• effectively subordinated to all existing and future liabilities of our subsidiaries that do not guarantee the notes, as described below.

As of September 30, 2003, on an as adjusted basis after giving effect to this offering and the proposed concurrent offering of our convertible senior notes as described below and the application of the net proceeds, and the closing of our Proposed Bank Credit Facility, we would have had outstanding approximately $517.0 million of senior debt, including the notes, and approximately $266.8 million of subordinated debt (including approximately $86.3 million of Mandatorily Redeemable Convertible Preferred Securities), in each case excluding our guarantees of debt of our subsidiaries. In addition, our subsidiaries would have had approximately $1,063.4 million of total debt outstanding (excluding intercompany indebtedness).

Guarantee

We are a holding company. The notes will be guaranteed on a senior subordinated unsecured basis by Hanover Compression Limited Partnership, our wholly-owned principal domestic operating subsidiary (“HCLP”), and any domestic material subsidiaries created or acquired by Hanover on or after the issue date and any domestic subsidiaries that become guarantors under our bank credit facility or our Proposed Bank Credit Facility.

The subsidiary guarantees will be unsecured senior subordinated indebtedness of our subsidiary guarantors.

As of September 30, 2003, after giving effect to the issuance of the notes and the proposed concurrent offering of our convertible senior notes and the application of the net proceeds, and the closing of our Proposed Bank Credit Facility, the guarantee would have been subordinated to approximately $411.7 million of total senior indebtedness of HCLP and structurally subordinated to approximately $100.3 million of total indebtedness of subsidiaries of HCLP.

Covenants

We will issue the notes under an indenture with Wachovia Bank, National Association, as trustee. The indenture will, among other things, limit our ability and the ability of our restricted subsidiaries to:

• incur additional indebtedness;

• pay dividends on or repurchase capital stock;

• purchase or redeem subordinated obligations prior to maturity;

• make investments;

• incur liens;

• permit restrictions on the ability of the restricted subsidiaries to pay dividends on their capital stock and to repay indebtedness, make loans or transfer property to us or our other subsidiaries;

• dispose of assets;

• engage in affiliate transactions;

• transfer the capital stock of the restricted subsidiaries;

• transfer all or substantially all of our assets to another person; and

• enter into mergers or consolidations.

These covenants are subject to a number of important qualifications and limitations. For more details, see “Description of notes—Certain covenants.”

Use of proceeds	We intend to use the net proceeds we receive from this offering to repay a portion of the outstanding indebtedness under our 1999A equipment lease notes due June 2004.

Book-entry form

The notes will be issued in book-entry form and will be represented by a permanent global certificate deposited with, or on behalf of, The Depository Trust Company (“DTC”) and registered in the name of a nominee of DTC. Beneficial interests in any of the notes will be shown on, and transfers will be effected only through, records maintained by DTC or its nominee and any such interest may not be exchanged for certificated securities, except in limited circumstances.

Trustee	Wachovia Bank, National Association

Governing law	The indenture governing the notes, the notes, and the subsidiary guarantees will be governed by, and construed in accordance with, the laws of the State of New York.

Listing of notes

We intend to have the notes listed on the New York Stock Exchange (the “NYSE”). While an application to have the notes accepted for trading on the NYSE has been made, there can be no assurance that an active trading market for the notes will develop on the NYSE or elsewhere.

Risk factors

See “Risk factors” beginning on page S-15 of this prospectus supplement for a discussion of factors you should carefully consider before deciding to invest in the notes.

Refinancing

We intend to issue $125 million aggregate principal amount of convertible senior notes concurrently with the offering of the notes. If we close both the concurrent offering of our convertible senior notes and the offering of the notes offered hereby, we will satisfy the condition that we effect at least $275 million of new financings on required terms to close our Proposed Bank Credit Facility, as more fully described in “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources.” The sale of the notes offered hereby and the sale of the convertible senior notes are not contingent upon each other. The sale of the notes offered hereby, the sale of the convertible senior notes and the closing of our Proposed Bank Credit Facility are each components of our current refinancing initiatives intended to improve our liquidity and financial position.

We expect the offering of the convertible senior notes and the offering of the notes offered hereby to close concurrently with our Proposed Bank Credit Facility. However, there can be no assurances that we will be able to complete the sale of the convertible senior notes or to close our Proposed Bank Credit Facility.

Summary consolidated financial and operating data

In the table below, we have provided you with our summary historical consolidated financial and operating data. The historical consolidated financial data as of and for each of the fiscal years in the three-year period ended December 31, 2002 were derived from our audited consolidated financial statements. The historical consolidated financial data as of and for the nine months ended September 30, 2003 and 2002 were derived from our unaudited condensed consolidated financial statements. In the opinion of management, such unaudited financial statements contain all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position and results of operations of such interim periods.

The information in this section should be read along with our consolidated financial statements, the accompanying notes and other financial information that is either included or incorporated by reference in this prospectus supplement. See “Where you can find more information” on page S-31.

	Year Ended December 31,
	2002	2001(1)	2000(1)
		(Restated)	(Restated)

(In thousands, except operating data)

Income Statement Data:
Total revenues and other income(2)	$1,028,810	$1,040,960	$546,824

Expenses:
Operating	585,051	629,645	307,388
Selling, general and administrative	153,676	92,172	51,768
Foreign currency translation	16,753	6,658	—
Other	27,607	9,727	—
Depreciation and amortization(3)	151,181	88,823	52,188
Goodwill impairment(3)	52,103	—	—
Leasing expense(4)	91,506	78,031	45,484
Interest expense(5)	43,352	23,904	15,048

Total expenses	1,121,229	928,960	471,876

Income (loss) from continuing operations before income taxes	(92,419)	112,000	74,948
Provision for (benefit from) income taxes	(17,576)	42,388	27,818

Income (loss) from continuing operations	(74,843)	69,612	47,130
Income (loss) from discontinued operations, net of tax(2)	(41,225)	2,965	2,509
Cumulative effect of accounting change for derivative instruments, net of tax	—	(164)	—

Net income (loss)	$(116,068)	$72,413	$49,639

Cash flows provided by (used in):
Operating activities	$195,717	$152,774	$29,746
Investing activities	(193,703)	(482,277)	(67,481)
Financing activities	(4,232)	307,259	77,589
Balance Sheet Data (end of period):
Working capital	$212,085	$275,074	$282,730
Property, plant and equipment, net(6)	1,167,675	1,151,513	574,703
Total assets(6)	2,154,029	2,265,776	1,246,172
Total debt(6)	554,944	509,813	113,358
Mandatorily redeemable convertible preferred securities	86,250	86,250	86,250
Total common stockholders’ equity	927,626	1,039,468	628,947
Operating data (end of period):
Horsepower:
Domestic	2,654,000	2,696,000	1,741,000
International	860,000	781,000	410,000
Units:
Domestic	6,201	6,332	4,411
International	787	734	433
Average horsepower/unit	503	492	444
Utilization	78%	84%	86%

	Nine Months Ended September 30,
	2003	2002
	(Unaudited)

(In thousands, except operating data)

Income Statement Data:
Total revenues and other income(2)	$825,248	$767,113

Expenses:
Operating	490,258	431,330
Selling, general and administrative	119,658	107,644
Foreign currency translation	1,336	13,339
Provision for estimated cost of litigation settlement(7)	40,253	—
Other	2,951	14,837
Depreciation and amortization(6)	126,886	82,367
Goodwill impairment(3)	—	47,500
Leasing expense(4)(6)	43,139	68,206
Interest expense(4)(5)(6)	57,283	31,137

Total expenses	881,764	796,360

Loss from continuing operations before income taxes	(56,516)	(29,247)
Provision for (benefit from) income taxes	(18,463)	7,412

Loss from continuing operations	(38,053)	(36,659)
Loss from discontinued operations, including write-downs, net of tax(2)	(11,382)	(4,489)
Cumulative effect of accounting change, net of tax(6)	(86,910)	—

Net loss	$(136,345)	$(41,148)

Cash flows provided by (used in):
Operating activities	$85,264	$121,477
Investing activities	(75,971)	(153,452)
Financing activities	4,712	32,839
Balance sheet data (end of period):
Working capital(8)	$55,716	$246,393
Property, plant and equipment, net(6)	2,046,687	1,231,689
Total assets(6)	3,042,407	2,208,618
Total debt(6)	1,754,903	577,780
Mandatorily redeemable convertible preferred securities	86,250	86,250
Total common stockholders’ equity	816,506	990,876
Operating data (end of period):
Horsepower:
Domestic	2,583,000	2,782,000
International	925,000	839,000
Units:
Domestic	6,064	6,390
International	832	785
Average horsepower/unit	509	505
Utilization	80%	80%

(1) During 2002, we announced a series of restatements that ultimately reduced our initially reported pre-tax income by $3.1 million, or 4.9%, for the year ended December 31, 1999, by $14.5 million, or 15.5%, for the year ended December 31, 2000, and by $0.4 million, or 0.3%, for the year ended December 31, 2001, although certain restatements resulted in a larger percentage adjustment on a quarterly basis. For a description of these restatements, see Notes 22 and 23 to the consolidated financial statements for the year ended December 31, 2002 included in this prospectus supplement.

(2) For a description of significant business acquisitions, see Note 2 to the consolidated financial statements for the year ended December 31, 2002 and Note 2 to the condensed consolidated financial statements for the three and nine months ended September 30, 2003 included in this prospectus supplement. In the fourth quarter of 2002, we decided to discontinue certain businesses. For a description of the discontinued operations, see Note 3 to the consolidated financial statements for the year ended December 31, 2002 and Note 13 to the condensed consolidated financial statements for the three and nine months ended September 30, 2003 included in this prospectus supplement.

(3) In June 2001, the FASB issued Statement of Financial Accounting Standards 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). Under SFAS 142, amortization of goodwill to earnings is discontinued.

Instead, goodwill is reviewed for impairment annually or whenever events indicate impairment may have occurred. SFAS 142 was effective for us on January 1, 2002. For financial data relating to our goodwill and other intangible assets, see “Management’s discussion and analysis of financial condition and results of operations” and Note 9 to the consolidated financial statements for the year ended December 31, 2002 included in this prospectus supplement for a discussion of SFAS 142 and the goodwill impairments we recorded during 2002.

(4) Prior to 2001, we entered into two interest rate swaps with notional amounts of $75 million and $125 million and strike rates of 5.51% and 5.56%, respectively. These swaps were to expire in July 2001; however, they were extended for an additional two years at the option of the swap counterparty and expired in July 2003. The difference paid or received on the swap transactions was recorded as an accrued liability and recognized in leasing expense in all periods before July 1, 2003, and in interest expense thereafter. Because management decided not to designate the interest rate swaps as hedges at the time they were extended by the counterparty, we recognized an unrealized gain of approximately $3.2 million and an unrealized loss of approximately $7.6 million related to the change in the fair value of these interest rate swaps in lease expense in our statement of operations during the years ended December 31, 2002 and 2001, respectively. In addition, we recognized unrealized gains of approximately $4.1 million and $1.5 million related to the change in the fair value of these interest rate swaps in lease expense in our statement of operations during the nine months ended September 30, 2003 and 2002, respectively, and recognized an unrealized gain of approximately $0.5 million in interest expense during the three months ended September 30, 2003. Prior to July 1, 2003, these amounts were reported as “Change in Fair Value of Derivative Financial Instruments” in our consolidated statement of operations. We have reclassified these amounts as interest and lease expense to conform to the 2003 financial statement classification.

(5) We have reclassified the distributions on our Mandatorily Redeemable Convertible Securities as interest expense, and prior periods have been reclassified to conform to the 2003 financial statement classification.

(6) In accordance with FIN 46, for periods ending after June 30, 2003, we have included in our consolidated financial statements the special purpose entities that lease compression equipment to us. As a result, we have added approximately $897 million of compression equipment assets, net of accumulated depreciation, and $1,139.6 million of our compression equipment lease obligations (including $1,105.0 million in debt) to our balance sheet as of September 30, 2003. As allowed by FIN 46, we have not restated our financial statements for periods prior to July 1, 2003 to include the compression equipment assets and compression equipment lease obligations. See “Management’s discussion and analysis of financial condition and results of operations—Critical accounting policies and estimates—Sale leaseback transactions.”

(7) On October 23, 2003, we entered into a Stipulation of Settlement, which, subject to, among other things, court approval, will settle all of the claims underlying the putative securities class action, the putative ERISA class action and the shareholder derivative actions discussed in “Business—Legal proceedings.” See “Management’s discussion and analysis of financial condition and results of operations—Nine months ended September 30, 2003 compared to nine months ended September 30, 2002—Provision for estimated cost of litigation settlement.”

(8) Working capital decreased to $55.7 million at September 30, 2003 from $212.1 million at December 31, 2002. The decrease in working capital was primarily due to the reclassification of our $194 million 1999A equipment lease note, which matures in June 2004, to current debt. This obligation was recorded on our balance sheet in July 2003 upon consolidation of the entities which lease equipment to us when we adopted FIN 46 for our sale leaseback transactions.

Risk factors

An investment in the notes involves risks. You should carefully consider and evaluate all of the information in this prospectus supplement and the accompanying prospectus, including the following risk factors, before investing.

Risks related to the notes

We have a substantial amount of debt, including our compression equipment lease obligations, that could limit our ability to fund future growth and operations and increase our exposure during adverse economic conditions.

As of September 30, 2003, we had approximately $1,754.9 million of debt, as well as approximately $86.3 million of Mandatorily Redeemable Convertible Preferred Securities issued through our subsidiary, Hanover Compressor Capital Trust.

As of July 1, 2003, we adopted the provisions of FIN 46 with respect to the special purpose entities that lease compression equipment to us which required us to include in our consolidated financial statements the special purpose entities that lease compression equipment to us. As a result, we added approximately $1,139.6 million of compression equipment lease obligations outstanding (including $1,105.0 million in debt) to our balance sheet.

Our substantial debt, including our compression equipment lease obligations, could have important consequences to you. For example, these commitments could:

•     make it more difficult for us to satisfy our obligations, including under the notes;

•     increase our vulnerability to general adverse economic and industry conditions;

•     limit our ability to fund future working capital, capital expenditures, acquisitions or other general corporate requirements or to repurchase the notes from you upon a change of control;

•     increase our vulnerability to interest rate fluctuations because the interest payments on a portion of our debt are at, and a portion of our compression equipment leasing expense is based upon, variable rates;

•     limit our flexibility in planning for, or reacting to, changes in our business and our industry;

•     place us at a disadvantage compared to our competitors that have less debt or fewer operating lease commitments; and

•     limit our ability to borrow additional funds.

We will need to generate a significant amount of cash to service our debt, including the notes and our compression equipment lease obligations, to fund working capital and to pay our debts that come due.

Our ability to make scheduled payments under the notes and our compression equipment lease obligations and our other debt, or to refinance our debt and other obligations, will depend on our ability to generate cash in the future. Our ability to generate cash in the future is subject to our operational performance, as well as general economic, financial, competitive, legislative and regulatory conditions, among other factors.

For the nine months ended September 30, 2003, we incurred interest and leasing expense of $100.4 million related to our debt, including our compression equipment lease obligations.

As of September 30, 2003, we had outstanding borrowings of approximately $172 million (3.4% rate as of September 30, 2003) and outstanding letters of credit of approximately $71.7 million under our bank credit facility (our “bank credit facility”) and approximately $25 million of credit capacity remaining (after giving effect to the covenant limitations in our bank credit facility).

Approximately $604 million of our debt, including approximately $388 million of our compression equipment lease obligations, will mature within two years from September 30, 2003. Our ability to refinance this debt and other financial obligations will be affected by the factors discussed above and those discussed below and by the general market at the time we refinance. The factors discussed herein could adversely affect our ability to refinance this debt and other financial obligations at a reasonable cost.

Our business may not generate sufficient cash flow from operations, and future borrowings may not be available to us under our bank credit facility, or any new bank credit facility, in an amount sufficient to enable us to pay our debt, compression equipment lease obligations, operating lease commitments and other financial obligations, or to fund our other liquidity needs. We cannot be sure that we will be able to refinance any of our debt or our other financial obligations on commercially reasonable terms or at all. Our inability to refinance our debt or our other financial obligations on commercially reasonable terms could materially adversely affect our business.

The documents governing our outstanding debt, including the notes and our compression equipment lease obligations, contain financial and other restrictive covenants. Failing to comply with those covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on us. If we are not able to effect at least $275 million of new financings and close our Proposed Bank Credit Facility, we may not be in compliance with the financial covenants under our existing bank credit facility in the near future.

Our bank credit facility and other debt obligations, including the notes and the agreements related to our compression equipment lease obligations, contain, among other things, covenants that may restrict our ability to finance future operations or capital needs or to engage in other business activities. These covenants include provisions that restrict our ability to:

•  incur additional debt or issue guarantees;

•  create liens on our assets;

•  engage in mergers, consolidations and dispositions of assets;

•  enter into additional operating leases;

•  pay dividends on or redeem capital stock;

•  enter into derivative transactions;

•  make certain investments or restricted payments;

•  make capital expenditures above certain limits;

•  make investments, loans or advancements to certain of our subsidiaries;

•  prepay or modify our debt facilities;

•  enter into transactions with affiliates; or

•  enter into sale leaseback transactions.

In addition, under the bank credit facility and the agreements related to certain of our compression equipment lease obligations that we entered into in 1999 and 2000, we have granted the lenders a security interest in our inventory, equipment and certain of our other property and the property of our domestic subsidiaries and pledged 66% of the equity interest in certain of our foreign subsidiaries.

Our bank credit facility and other financial obligations and the agreements related to our compression equipment lease obligations require us to maintain financial ratios and tests, which may require that we take action to reduce our debt or act in a manner contrary to our business objectives. Adverse conditions in the oil and gas business or in the United States or global economy or other events related to our business may affect our ability to meet those financial ratios and tests. A breach of any of these covenants or failure to maintain such financial ratios would result in an event of default under our bank credit facility, the agreements related to our compression equipment lease obligations and the agreements relating to our other financial obligations. If such an event of default occurs, the lenders could elect to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable.

In February 2003, we executed an amendment to our bank credit facility and the agreements related to certain of our compression equipment lease obligations that we entered into in 1999 and 2000. The amendment, which was effective as of December 31, 2002, modified certain financial covenants to allow us greater flexibility in accessing the capacity under the bank credit facility to support our short-term liquidity needs. Under the February 2003 amendment, certain of the financial covenants contained in our bank credit facility and the agreements related to certain of our compression equipment lease obligations revert back to more restrictive covenants with which we must be in compliance at the end of each fiscal quarter ending after December 31, 2003, or we will be in default under the bank credit facility.

As of September 30, 2003, we were in compliance with all material covenants and other requirements set forth in our bank credit facility, agreements related to our compression equipment lease obligations and indentures. While there is no assurance, we believe based on our current projections that we will be in compliance with the financial covenants in our bank credit facility and the agreements related to our compression equipment lease obligations at December 31, 2003, although, with respect to certain of the covenants, a relatively small change in our actual results as compared to our current projections could cause us not to be in compliance with such covenants.

With respect to the more restrictive financial covenants that will be in effect for the quarter ending March 31, 2004 if our bank credit facility is not amended or replaced by such date, we believe based on our current projections that we would probably not be in compliance with such covenants at March 31, 2004. However, we currently have bank commitments totaling $345 million for the Proposed Bank Credit Facility with different and/or less restrictive covenants which would apply to us upon closing of the Proposed Bank Credit Facility. While there is no assurance, we believe based on our current projections that we will be in compliance with the financial covenants contained in the Proposed Bank Credit Facility at December 31, 2003 and March 31, 2004.

The bank commitments under the Proposed Bank Credit Facility expire on December 31, 2003, and if we do not close the Proposed Bank Credit Facility prior to that date, we will have to request that the banks extend their commitments. There is no assurance that the banks will extend their commitments on the same terms or at all. In addition, the closing of this Proposed Bank Credit Facility is contingent on the finalization of documentation, the contemporaneous or earlier closing of at least $275 million of specified new financings to refinance a portion of our existing indebtedness and satisfaction of other customary conditions. If we close both the concurrent offering of our convertible senior notes and the offering of the notes offered hereby, we will satisfy the condition that we effect at least $275 million of new financings. There is no assurance that we will be able to satisfy all the conditions to close the Proposed Bank Credit Facility. If we are not able to close the Proposed Bank Credit Facility on a timely basis, then we expect to seek an amendment or waiver of the applicable financial covenants in our existing agreements. Although we believe we would be able to obtain a satisfactory amendment or waiver, there is no assurance we will be able to do so. Such an amendment or waiver could impose additional restrictions on us and could involve additional fees payable to the banks, which could be significant. If we are unable to meet the applicable financial covenants under our bank credit facility and we fail to obtain an amendment or waiver with respect thereto, then we could be in default under our bank credit facility and certain of our agreements related to our compression equipment lease obligations and other debt. A default under our bank credit facility or these agreements would trigger cross-default provisions under the agreements relating to certain of our other debt obligations. Such defaults would have a material adverse effect on our liquidity, financial position and operations.

As a holding company, Hanover’s only source of cash is distributions from its subsidiaries.

Hanover Compressor Company is a holding company with no material assets other than the equity interests of its subsidiaries and interests in its unconsolidated affiliates. Hanover’s subsidiaries and its unconsolidated affiliates conduct substantially all of Hanover’s operations and directly own substantially all of its assets. Therefore, its operating cash flow and ability to meet its debt obligations, including the notes, will depend on the cash flow provided by its subsidiaries and its unconsolidated affiliates in the form of loans, dividends or other payments to Hanover as a shareholder, equity holder, service provider or lender. The ability of Hanover’s subsidiaries and its unconsolidated affiliates to make such payments to Hanover will depend on their earnings, tax considerations, legal restrictions and restrictions under their indebtedness. In addition, the Proposed Bank Credit Facility will restrict the ability of our subsidiaries to pay dividends to Hanover to an amount intended solely to cover required cash interest payments on Hanover’s indebtedness plus certain expenses incurred by Hanover. Hanover’s subsidiaries, other than HCLP, are not obligated to make funds available for payment of the notes. Although the indenture will limit the ability of certain of Hanover’s subsidiaries to enter into consensual restrictions on their ability to pay dividends and make other payments, the limitations are subject to a number of significant qualifications and exceptions. See “Description of notes—Certain covenants—Limitation on restrictions on distributions from Restricted Subsidiaries.”

Your right to receive payments under the guarantee of the notes is junior to the existing and future senior indebtedness of HCLP, and your right to receive payments under the notes and the guarantee of the notes is structurally subordinated to all existing and future indebtedness and other obligations of our subsidiaries that are not guarantors of the notes.

The guarantee of the notes is subordinated to the prior payment in full of HCLP’s current and future senior indebtedness to the extent set forth in the indenture. As of September 30, 2003, after giving effect to the issuance of the notes and the proposed concurrent offering of our convertible senior notes and the application of the net proceeds, and the closing of the Proposed Bank Credit Facility, the guarantee would have been subordinated to approximately $411.7 million of total senior indebtedness of HCLP and structurally subordinated to approximately $100.3 million of total indebtedness of subsidiaries of HCLP. Because of the subordination provisions of the notes, in the event of the bankruptcy, liquidation or dissolution of HCLP, the assets of HCLP would be available to pay obligations under the guarantee of the notes and the other senior subordinated obligations of HCLP only after payments had been made on HCLP’s senior indebtedness. Sufficient assets may not remain after all these payments have been made to make required payments on the notes and any other senior subordinated obligations of HCLP, including payments of interest when due.

Initially, HCLP will be the only subsidiary guarantor of the notes. You will not have any claim as a creditor against our subsidiaries that are not guarantors of the notes. Accordingly, all obligations of our non-guarantor subsidiaries will have to be satisfied before any of the assets of such subsidiaries would be available for distribution, upon a liquidation or otherwise, to us or a guarantor of the notes. A substantial portion of our assets are held in foreign subsidiaries that are not required to be guarantors of the notes.

The notes will be unsecured and effectively subordinated to our secured indebtedness.

The notes will not be secured by any of our assets. As of September 30, 2003, on an as adjusted basis after giving effect to the offering of the notes offered hereby, the proposed offering of our convertible senior notes and our use of proceeds therefrom and the closing of our Proposed Bank Credit Facility, we would have had approximately $1,063.4 million of secured debt outstanding. In addition, the indenture governing the notes will permit the incurrence of additional debt, some of which may be secured debt. Holders of our existing and any future secured debt will have claims that are effectively senior to your claims as holders of the notes to the extent of the value of the assets securing the secured debt.

If we become insolvent or are liquidated, or if payment under any secured debt is accelerated, the lender thereunder would be entitled to exercise the remedies available to a secured lender. Accordingly, the lender will have priority over any claim for payment under the notes or the guarantee to the extent of the assets that constitute its collateral. If this were to occur, it is possible that there would be no assets remaining from which claims of the holders of the notes could be satisfied. Further, if any assets did remain after payment of these lenders, the remaining assets might be insufficient to satisfy the claims of the holders of the notes and holders of other unsecured debt that is deemed the same class as the notes, and potentially all other general creditors who would participate ratably with holders of the notes.

There is no public trading market for the notes.

The notes are a new issue of securities for which there is currently no established trading market. We intend to have the notes listed on the NYSE. While an application to have the notes accepted for trading on the NYSE has been made, there can be no assurance that an active trading market for the notes will develop on the NYSE or elsewhere. If an active market does not develop or is not maintained, the market price and liquidity of the notes may be adversely affected. We cannot assure you as to the liquidity of the market for the notes or the prices at which you may be able to sell the notes.

It may not be possible for us to purchase the notes on the occurrence of a change in control.

Upon the occurrence of specific change of control events, we will be required to offer to repurchase all of the notes at 101% of the principal amount of the notes plus accrued and unpaid interest to the date of purchase. We cannot assure you that there will be sufficient funds available for us to make any required repurchase of the notes upon a change of control. In addition, restrictions under our bank credit facility, our Proposed Bank Credit Facility and the agreements governing our compression equipment lease obligations may not allow us to repurchase the notes. Our failure to purchase tendered notes would constitute a default under the indenture governing the notes, which, in turn, would constitute a default under our bank credit facility and other debt instruments. See “Description of notes.”

Federal and state statutes allow courts, under specific circumstances, to void guarantees and require noteholders to return payments received from guarantors.

Under U.S. bankruptcy law and comparable provisions of state fraudulent transfer laws, a subsidiary guarantee can be voided, or claims under a subsidiary guarantee may be subordinated to all other debts of that subsidiary guarantor if, among other things, the subsidiary guarantor, at the time it issued its guarantee:

•  intended to hinder, delay or defraud any present or future creditor or received less than reasonably equivalent value or fair consideration for the issuance of the guarantee; and

•  the subsidiary guarantor:

•  was insolvent or rendered insolvent by reason of issuing the guarantee;

•  was engaged in a business or transaction for which the subsidiary guarantor’s remaining assets constituted unreasonably small capital; or

•  intended to incur, or believed that it would incur, debts beyond its ability to pay those debts as they become due.

In addition, any payment by that subsidiary guarantor under a guarantee could be voided and required to be returned to the subsidiary guarantor or to a fund for the benefit of the creditors of the subsidiary guarantor under such circumstances.

The measures of insolvency for purposes of fraudulent transfer laws will vary depending upon the governing law. Generally, a guarantor would be considered insolvent if:

•  the sum of its debts, including contingent liabilities, was greater than the fair salable value of all of its assets;

•  the present fair salable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they became absolute and mature; or

•  it could not pay its debts as they became due.

In the event the guarantee by HCLP of the notes is voided as a fraudulent conveyance, holders of the notes would effectively be subordinated to all indebtedness and other liabilities of HCLP.

We have significant leverage relative to our total capitalization, which could result in a further downgrade in our credit rating or other adverse consequences if we do not reduce our leverage.

In February 2003, Moody’s Investors Service, Inc. (“Moody’s”) announced that it had downgraded by one notch our senior implied credit rating, our 4.75% Convertible Senior Notes rating and our 7.25% Mandatorily Redeemable Convertible Preferred Securities rating to Ba3, B2 and B3, respectively, and Standard & Poor’s Ratings Services (“Standard & Poor’s”) announced that it had lowered our corporate credit rating to BB-. In addition, both rating agencies placed us on negative watch. In June 2003, Standard & Poor’s assigned a B- rating to our Zero Coupon Subordinated Notes due March 31, 2007. On November 19, 2003, Standard & Poor’s affirmed our corporate credit rating and the rating of our Zero Coupon Subordinated Notes. Standard & Poor’s outlook remains negative. In July 2003, Moody’s confirmed the credit ratings set forth above and assigned a B3 rating to our Zero Coupon Subordinated Notes. On November 21, 2003, Moody’s announced that it had further downgraded our senior implied credit rating, our 4.75% Convertible Senior Notes rating and our 7.25% Mandatorily Redeemable Convertible Preferred Securities rating to B1, B3 and Caa1, respectively, that it had rated our Zero Coupon Subordinated Notes as Caa1 and that it had changed our outlook to stable. Recently, Moody’s and Standard & Poor’s have rated the notes offered hereby B3 and B, respectively.

We do not have any credit rating downgrade provisions in our debt agreements or the agreements related to our compression equipment lease obligations that would accelerate their maturity dates. However, a further downgrade in our credit rating could materially and adversely affect the market price of the notes and our ability to renew existing, or obtain access to new, credit facilities in the future and could increase the cost of such facilities. Should this occur, we might seek alternative sources of funding. In addition, our significant leverage puts us at greater risk of default under one or more of our existing debt agreements if we experience an adverse change to our financial condition or results of operations. Our ability to reduce our leverage depends upon market and economic conditions, as well as our ability to execute liquidity enhancing transactions such as sales of non-core assets or our equity securities.

Risks related to our business

We are currently the subject of an SEC investigation.

On November 14, 2002, the SEC issued a Formal Order of Private Investigation relating to the transactions underlying and other matters relating to the restatements of our financial statements announced in 2002. We have cooperated with the Fort Worth District Office Staff of the SEC in its investigation. Based upon our discussions to date with the Fort Worth District Office Staff of the SEC, we currently believe that a settlement of the investigation will be reached on terms that we do not believe will have a material adverse impact on our business, consolidated financial position, results of operations or cash flows. However, we can give no assurances in this regard, and we expect any settlement with the SEC to include findings of violations of the securities laws by us with respect to certain of the restated transactions. We understand that any resolution of the investigation reached by us with the Fort Worth District Office Staff of the SEC will have no legal effect until it is reviewed and, if appropriate, approved by the SEC in Washington, D.C., and we cannot predict what action might ultimately be taken against us by the SEC. As such, we do not anticipate announcing any resolution of the investigation unless and until such resolution is approved by the SEC in Washington, D.C.

We and certain of our officers and directors are named as defendants in putative class action lawsuits and in various derivative lawsuits.

Hanover and certain of its past and present officers and directors are named as defendants in a consolidated action pending in federal court that includes a putative securities class action, a putative class action arising under ERISA and shareholder derivative actions. The litigation relates principally to the matters involved in the transactions underlying the restatement of our financial statements. For a discussion of these restatements, see Notes 22 and 23 to the consolidated financial statements for the year ended December 31, 2002 included in this prospectus supplement. See also “Management’s discussion and analysis of financial condition and results of operations—Previous restatements.” On October 23, 2003, we entered into a Stipulation of Settlement, which, subject to, among other things, court approval, will settle all of the claims underlying the putative securities class action, the putative ERISA class action and the shareholder derivative actions brought against us. See “Business—Legal proceedings.” The terms of the proposed settlement provide for us to (1) make a cash payment of approximately $30 million (of which approximately $27 million was funded by payments from our directors’ and officers’ insurance carriers), (2) issue 2.5 million shares of our common stock and (3) issue a contingent note with a principal amount of $6.7 million. The note will be payable, together with accrued interest, on March 31, 2007 but can be extinguished (with no money owing under it) if our common stock trades at or above the average price of $12.25 per share for 15 consecutive days at any time between March 31, 2004 and March 31, 2007. In addition, upon the occurrence of a change of control of us, if the change of control, or shareholder approval of the change of control, occurs within 12 months after final court approval of the settlement, we will be obligated to contribute an additional $3 million to the settlement fund. As part of the settlement, we have also agreed to implement corporate governance enhancements, including allowing large shareholders to participate in the process to appoint two independent directors to our board of directors. The settlement remains subject to, among other things, court approval, could be the subject of an objection by potentially affected persons, and, under certain circumstances, including if the number of opt-outs from the settlement exceeds a certain number, can be terminated by us. There can be no assurances that the settlement will be approved or finalized, or that it will be finally approved or finalized on the terms agreed upon in the Stipulation of Settlement. Our independent auditor, PricewaterhouseCoopers LLP, is not a party to the settlement and will continue to be a defendant in the putative consolidated securities class action.

As of September 30, 2003, we had incurred approximately $14.0 million in legal-related expenses in connection with the internal investigations, the putative class action securities and ERISA lawsuits, the derivative lawsuits and the SEC investigation. Of this amount, we advanced approximately $2.2 million on behalf of certain current and former officers and directors in connection with the above-described proceedings. We intend to advance the litigation costs of our current and former officers and directors, subject to the limitations imposed by Delaware and other applicable law and our certificate of incorporation and bylaws. We expect to incur approximately $4.4 million in additional legal fees and administrative expenses in connection with the settlement of the litigation, the SEC investigation and advances on behalf of current and former officers and directors for legal fees. If the settlement is not approved by the court or is otherwise not finalized, we will be forced to further litigate these claims. This further litigation will distract management’s attention from current operations, will result in our incurring additional costs, will cause uncertainty regarding our future prospects and could have a material adverse effect on our business, consolidated financial position, results of operations and cash flows.

We are still in the process of improving our infrastructure capabilities, including our internal controls and procedures, which were strained by our rapid growth, to reduce the risk of future accounting and financial reporting problems.

We experienced rapid growth from 1998 through 2001 primarily as a result of acquisitions, particularly during 2000 and 2001, during which period our total assets increased from approximately $753 million as of December 31, 1999 to approximately $2.3 billion as of

December 31, 2001. Our growth exceeded our infrastructure capabilities and strained our internal control environment. During 2002, we announced a series of restatements of transactions that occurred in 1999, 2000 and 2001.

These restatements of our financial statements ultimately reduced our initially reported pre-tax income by $3.1 million, or 4.9%, for the year ended December 31, 1999, by $14.5 million, or 15.5%, for the year ended December 31, 2000, and by $0.4 million, or 0.3%, for the year ended December 31, 2001, although certain restatements resulted in a larger percentage adjustment on a quarterly basis.

During 2002, a number of company executives involved directly and indirectly with the transactions underlying the restatements resigned, including our former Chief Executive Officer, Chief Financial Officer and Vice Chairman of our board of directors, Chief Operating Officer and the head of our international operations. During and after 2002, we hired and appointed a new Chief Executive Officer and Chief Financial Officer, hired and appointed our first General Counsel, and hired a new Controller and managers of Human Resources and Policy Administration. In addition, during 2002, we added three independent directors to our board of directors and elected an independent Chairman of the Board from among the three new directors.

Under the direction of our board of directors and new management, we have been reviewing and continue to review our internal controls and procedures for financial reporting and substantially enhanced certain of our controls and procedures. We have begun to implement a new enterprise resource planning system to better integrate our accounting functions, particularly to better integrate acquired companies. We have made personnel changes and hired additional qualified staff in the legal, accounting, finance and human resource areas and are utilizing third parties to assist with certain aspects of our integration. We have hired a third party to perform internal audit functions for us and anticipate hiring internal personnel to perform this function. Our new management has also adopted policies and procedures, including disseminating a new code of conduct applicable to all employees, to better assure compliance with applicable laws, regulations and ethical standards.

Although we are in the process of implementing improved internal controls and procedures, full implementation will be accomplished over a period of time and, unless and until these efforts are successfully completed, we could experience future accounting and financial reporting problems.

Unforeseen difficulties with the implementation of our enterprise resource planning system could adversely affect our internal controls and our business.

We have contracted with Oracle Corporation to assist us with the design and implementation of a new enterprise resource planning system which will support our human resources, accounting, estimating, financial, fleet and job management and customer systems. We are currently implementing this system. The efficient execution of our business is dependent upon the proper functioning of our internal systems. Any significant failure or malfunction of our enterprise resource planning system may result in disruptions of our operations. Our results of operations could be adversely effected if we encounter unforeseen problems with respect to the implementation or operation of this system.

We require a substantial amount of capital to expand our compressor rental fleet and our complementary businesses.

During 2003, we plan to spend approximately $150 to $175 million on capital expenditures, including (1) rental equipment fleet additions, (2) approximately $60 million on equipment overhauls and other maintenance capital and (3) our additional $15 million investment in Belleli. The amount of these expenditures may vary depending on conditions in the natural gas industry. In addition, our bank credit facility restricts the amount we can spend on capital expenditures in 2003 to no more than $200 million. During the nine months ended September 30, 2003, we spent approximately $105.2 million in continued expansion and maintenance of our rental fleet and other businesses.

Historically, we have funded our capital expenditures through internally generated funds, sale leaseback transactions and debt and equity financing. While we believe that cash flow from our operations and borrowings under our existing bank credit facility will provide us with sufficient cash to fund our planned 2003 capital expenditures, we cannot be sure that these sources will be sufficient. As of September 30, 2003, we had approximately $25.0 million of credit capacity remaining (after giving effect to the covenant limitations in the agreement) under our bank credit facility, and our available cash balance was $33.5 million. Failure to generate sufficient cash flow, together with the absence of alternative sources of capital, could have a material adverse effect on our business, consolidated financial position, results of operations and cash flows.

Our ability to substitute compression equipment under our compression equipment lease obligations is limited and there are risks associated with reaching that limit prior to the expiration of the lease term.

We are the lessee in five transactions involving the sale of compression equipment by us to special purpose entities, which in turn lease the equipment back to us. We are entitled under the compression equipment operating lease agreements to substitute equipment that we own for equipment owned by the special purpose entities, provided that the value of the equipment we own that we are substituting is equal to or greater than the value of the equipment owned by special purpose entities that is being substituted. We generally substitute equipment when a lease customer of ours exercises a contractual right or otherwise desires to buy the leased equipment or when fleet equipment owned by the special purpose entities becomes obsolete or is selected by us for transfer to international projects. Each lease agreement limits the aggregate amount of replacement equipment that may be substituted to, among other restrictions, a percentage of the termination value under each lease. The termination value is equal to (1) the aggregate amount of outstanding principal of the corresponding notes issued by the special purpose entity, plus accrued and unpaid interest and (2) the aggregate amount of equity investor contributions to the special purpose entity, plus all accrued amounts due on account of the investor yield and any other amounts owed to such investors in the special purpose entity or to the holders of the notes issued by the special purpose entity or their agents. In the following table, termination value does not include amounts in excess of the aggregate outstanding principal amount of notes and the aggregate outstanding amount of the equity investor contributions, as such amounts are periodically paid as supplemental rent as required by our compression equipment operating leases. The aggregate amount of replacement equipment substituted to date (in dollars and percentage of termination value), the termination value and the substitution percentage limitation relating to each of our compression equipment operating leases to date as of September 30, 2003 are as follows:

Lease	Value of Substituted Equipment	Percentage of Termination Value(1)	Termination Value(1)	Substitution Limitation as Percentage of Termination Value	Lease Termination Date

	(In millions)		(In millions)
June 1999(2)	$32.0	16.0%	$200.0	25%	June 2004
March and August 2000	25.6	12.8%	200.0	25%	March 2005
October 2000	20.0	11.6%	172.6	25%	October 2005
August 2001	24.7	8.0%	309.3	25%	September 2008
August 2001	19.4	7.5%	257.7	25%	September 2011

Total	$121.7		$1,139.6

(1) Termination value assumes all accrued rents paid before termination.

(2) We intend to use the net proceeds from the offering of the notes together with available cash to repay the outstanding indebtedness under our June 1999 equipment lease notes. See “Use of proceeds.”

In the event we reach the substitution limitation prior to a lease termination date, we will not be able to effect any additional substitutions with respect to such lease. This inability to substitute could have a material adverse effect on our business, consolidated financial position, results of operations and cash flows.

A prolonged, substantial reduction in oil or gas prices, or prolonged instability in domestic or global energy markets, could adversely affect our business.

Our operations depend upon the levels of activity in natural gas development, production, processing and transportation. In recent years, oil and gas prices and the level of drilling and exploration activity have been extremely volatile. For example, oil and gas exploration and development activity and the number of well completions typically decline when there is a significant reduction in oil and gas prices or significant instability in energy markets. As a result, the demand for our gas compression and oil and gas production equipment would be adversely affected. Any future significant, prolonged decline in oil and gas prices could have a material adverse effect on our business, consolidated financial condition, results of operations and cash flows.

Erosion of the financial condition of our customers can also adversely affect our business. During times when the oil or natural gas market weakens, the likelihood of the erosion of the financial condition of these customers increases. If and to the extent the financial condition of our customers declines, our customers could seek to preserve capital by canceling or delaying scheduled maintenance of their existing gas compression and oil and gas production equipment and determining not to purchase new gas compression and oil and gas production equipment. In addition, upon the financial failure of a customer, we could experience a loss associated with the unsecured portion of any of our outstanding accounts receivable.

Recently, due in part to a deterioration in market conditions, we have experienced a decline in revenues and profits. Our business recorded a $116.1 million net loss for the year ended December 31, 2002 and a $136.3 million net loss for the nine months ended September 30, 2003. Our results for the year ended December 31, 2002 and the nine months ended September 30, 2003 have been affected by an increase in selling, general and administrative expenses, depreciation expense, foreign currency translation expense, interest expense, goodwill impairments, asset impairments, write-downs of discontinued operations and the cumulative effect of an accounting change. If market conditions continue to deteriorate, there could be a material decline in our business, consolidated financial condition, results of operations and cash flows.

There are many risks associated with conducting operations in international markets.

We operate in many different geographic markets, some of which are outside the United States. Changes in local economic or political conditions, particularly in Latin America or Canada, could have a material adverse effect on our business, consolidated financial condition, results of operations and cash flows. Additional risks inherent in our international business activities include the following:

•  difficulties in managing international operations;

•  unexpected changes in regulatory requirements;

•  tariffs and other trade barriers which may restrict our ability to enter into new markets;

•  potentially adverse tax consequences;

•  expropriation of property or restrictions on repatriation of earnings;

•  difficulties in establishing new international offices and risks inherent in establishing new relationships in foreign countries;

•  the burden of complying with foreign laws; and

•  fluctuations in currency exchange rates and the value of the U.S. dollar, particularly with respect to our operations in Argentina and Venezuela.

In addition, our future plans involve expanding our business in international markets where we currently do not conduct business. Our decentralized management structure and the risks inherent in establishing new business ventures, especially in international markets where local customs, laws and business procedures present special challenges, may affect our ability to be successful in these ventures or avoid losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Some of the international markets in which we operate or plan to operate in the future are politically unstable and are subject to occasional civil unrest, such as Western Africa. Riots, strikes, the outbreak of war or terrorist attacks in foreign locations could also adversely affect our business. We have not obtained insurance against terrorist attacks and, due to its limited availability and high cost, do not expect to obtain such insurance in the future.

Political conditions and fluctuations in currency exchange rates in Argentina and Venezuela could materially and adversely affect our business.

We have substantial operations in Argentina and Venezuela. As a result, adverse political conditions and fluctuations in currency exchange rates in Argentina and Venezuela could materially and adversely affect our business.

In January 2002, Argentina devalued its peso against the U.S. dollar and imposed significant restrictions on fund transfers internally and outside the country. In addition, the Argentine government enacted regulations to temporarily prohibit enforcement of contracts with exchange rate-based purchase price adjustments. Instead, payment under such contracts could either be made at an exchange rate negotiated by the parties or, if no such agreement were reached, a preliminary payment could be made based on a one dollar to one peso equivalent pending a final agreement. The Argentine government also required the parties to such contracts to renegotiate the price terms within 180 business days of the devaluation. We have renegotiated all of our agreements in Argentina. As a result of these negotiations, we received approximately $11.2 million in reimbursements in 2002 and $0.7 million in the first nine months of 2003. During the nine months ended September 30, 2002, we recorded an exchange loss of approximately $11.9 million for assets exposed to currency translation in Argentina. For the nine months ended September 30, 2003, our Argentine operations represented approximately 5% of our revenue and 9% of our gross margin. During the year ended December 31, 2002, we recorded an exchange loss of approximately $9.9 million for assets exposed to currency translation in Argentina. For the year ended December 31, 2002, our Argentine operations represented approximately 5% of our revenue and 7% of our gross margin. The economic situation in Argentina is subject to change. To the extent that the situation in Argentina deteriorates, exchange controls continue in place and the value of the peso against the dollar is reduced further, our results of operations in Argentina could be materially and adversely affected which could result in reductions in our net income.

In addition, during the nine months ended September 30, 2002, we recorded an exchange loss of approximately $1.9 million for assets exposed to currency translation in Venezuela and recorded a translation gain of approximately $0.5 million for all other countries. For the nine months ended September 30, 2003, our Venezuelan operations represented approximately 11% of our revenue and 18% of our gross margin. During the year ended December 31, 2002, we recorded an exchange loss of approximately $5.8 million for assets exposed to currency translation in Venezuela. For the year ended December 31, 2002, our Venezuelan operations represented approximately 10% of our revenue and 17% of our gross margin. At September 30, 2003, we had approximately $25.0 million in accounts receivable related to our Venezuelan operations.

In December 2002, opponents of Venezuelan President Hugo Chávez initiated a country-wide strike by workers of the national oil company in Venezuela. This strike, a two-month walkout, had a significant negative impact on Venezuela’s economy and temporarily shut down a substantial portion of Venezuela’s oil industry. As a result of the strike, Venezuela’s oil production has dropped substantially. In addition, exchange controls have been put in place which put limitations on the amount of Venezuelan currency that can be exchanged for foreign currency by businesses operating inside Venezuela. In May 2003, after six months of negotiation, the Organization of the American States brokered an agreement between the Venezuelan government and its opponents. Although the accord does offer the prospect of stabilizing Venezuela’s economy, if another national strike is staged, talks of a settlement break down, exchange controls remain in place, or economic conditions in Venezuela continue to deteriorate, our results of operations in Venezuela could be materially and adversely affected, which could result in reductions in our net income. As a result of the disruption in our operations in Venezuela, during the fourth quarter of 2002, our international rental revenues decreased by approximately $2.7 million. In the nine months ended September 30, 2003, we recognized approximately $2.7 million of billings to Venezuelan customers that were not recognized in 2002 due to concerns about the ultimate receipt of those revenues.

Many of our compressor leases with customers have short initial terms and we cannot be sure that the leases for these rental compressors will be renewed after the end of the initial lease term.

The length of our compressor leases with customers varies based on operating conditions and customer needs. In most cases, under currently prevailing lease rates, the initial lease terms are not long enough to enable us to fully recoup the average cost of acquiring or fabricating the equipment. We cannot be sure that a substantial number of our lessees will continue to renew their leases or that we will be able to re-lease the equipment to new customers or that any renewals or re-leases will be at comparable lease rates. The inability to renew or re-lease a substantial portion of our compressor rental fleet would have a material adverse effect upon our business, consolidated financial condition, results of operations and cash flows.

We operate in a highly competitive industry.

We experience competition from companies that may be able to more quickly adapt to technological and other changes within our industry and throughout the economy as a whole, more readily take advantage of acquisitions and other opportunities and adopt more aggressive pricing policies. We also may not be able to take advantage of certain opportunities or make certain investments because of our significant leverage and the restrictive covenants in our bank credit facility, the agreements related to our compression equipment lease obligations and our other obligations. In times of weak market conditions, we may experience reduced profit margins from increased pricing pressure. We may not be able to continue to compete successfully in this market or against such competition. If we cannot compete successfully, we may lose market share and our business, consolidated financial condition, results of operations and cash flows could be materially adversely affected.

Natural gas operations entail inherent risks that may result in substantial liability to us.

Natural gas operations entail inherent risks, including equipment defects, malfunctions and failures and natural disasters, which could result in uncontrollable flows of gas or well fluids, fires and explosions. These risks may expose us, as an equipment operator or fabricator, to liability for personal injury, wrongful death, property damage, pollution and other environmental damage. We have obtained insurance against liability for personal injury, wrongful death and property damage, but we cannot be sure that the insurance will be adequate to cover the liability we may incur. Insurance premium pricing is highly volatile and we cannot be sure that we will be able to obtain insurance in the future at a reasonable cost or at all. Our business, consolidated financial condition, results of operations and cash flows could be materially adversely affected if we incur substantial liability and the damages are not covered by insurance or are in excess of policy limits.

Our ability to manage our business effectively will be weakened if we lose key personnel.

We depend on the continuing efforts of our executive officers and senior management. The departure of any of our key personnel could have a material adverse effect on our business, operating results and financial condition. We do not maintain key man life insurance coverage with respect to our executive officers or key management personnel. In addition, we believe that our success depends on our ability to attract and retain additional qualified employees. There is significant demand in our industry for qualified engineers and mechanics to manufacture and repair natural gas compression equipment. If we fail to retain our skilled personnel and to recruit other skilled personnel, we could be unable to compete effectively.

There is a risk that the Internal Revenue Service or another taxing authority would not agree with our treatment of sale leaseback transactions which could increase our taxes.

We treat our sale leaseback transactions as financing arrangements for income tax and certain other tax purposes. A tax treatment inconsistent with our position could have a material adverse effect on our financial condition, results of operations and liquidity. We intend to continue to treat the leases as a secured financing arrangement for income and certain other tax purposes, which is consistent with how the leases are intended to be treated for bankruptcy law and state law purposes. If the Internal Revenue Service or another taxing authority were to successfully contend that the leases or any of our other operating leases should be treated as a sale leaseback of equipment rather than a secured financing arrangement, we may owe significant additional taxes. This result may affect our ability to make payments on our debt or our compression equipment lease obligations.

Our business is subject to a variety of governmental regulations relating to the environment, health and safety.

Our business is subject to a variety of federal, state, local and foreign laws and regulations relating to the environment, health and safety. These laws and regulations are complex, change frequently and have tended to become more stringent over time. Failure to comply with these laws and regulations may result in a variety of administrative, civil and criminal enforcement measures, including assessment of monetary penalties, imposition of remedial requirements and issuance of injunctions as to future compliance. From time to time as part of the regular overall evaluation of our operations, including newly acquired operations, we apply for or amend facility permits with respect to stormwater or wastewater discharges, waste handling, or air emissions relating to painting and blasting, which subjects us to new or revised permitting conditions that may be onerous or costly to comply with. In addition, certain of our customer service arrangements may require us to operate, on behalf of a specific customer, petroleum storage units such as underground tanks or pipelines and other regulated units, all of which may impose additional compliance and permitting obligations.

We are evaluating the impact on our operations of recently promulgated air emission regulations under the Clean Air Act relating to non-road engines. We intend to implement any equipment upgrades or permit modifications required by these air emission regulations according to the required schedule of compliance. We do not anticipate, however, that any changes or updates in response to such regulations, or any other anticipated permit modifications (for stormwater, other air emission sources or otherwise) or anticipated ongoing regulatory compliance obligations will have a material adverse effect on our operations either as a result of any enforcement measures or through increased capital costs. Based on our experience to date, we believe that the future cost of compliance with existing laws and regulations will not have a material adverse effect on our business, consolidated financial condition, results of operations and cash flows. However, future events, such as compliance with more stringent laws, regulations or permit conditions, a major expansion of our operations into more heavily regulated activities, more vigorous enforcement policies by regulatory agencies, or stricter or different interpretations of existing laws and regulations could require us to make material expenditures.

We have conducted preliminary environmental site assessments with respect to some, but not all, properties currently owned or leased by us, usually in a pre-acquisition context. Some of these assessments have revealed that soils and/or groundwater at some of our facilities are contaminated with hydrocarbons, heavy metals and various other regulated substances. With respect to newly acquired properties, we do not believe that our operations caused or contributed to any such contamination in any material respect and we are not currently under any governmental orders or directives requiring us to undertake any remedial activity at such properties. We typically will develop a baseline of site conditions so we can establish conditions at the outset of our operations on such property. However, the handling of petroleum products and other regulated substances is a normal part of our operations and we have experienced occasional minor spills or incidental leakage in connection with our operations. Certain properties previously owned or leased by us were determined to be affected by soil contamination. Where such contamination was identified and determined by us to be our responsibility, we conducted remedial activities at these previously-held properties to the extent we believed necessary to meet regulatory standards and either sold the owned properties to third parties or returned the leased properties to the lessors. Based on our experience to date and the relatively minor nature of the types of contamination we have identified to date, we believe that the future cost of necessary investigation or remediation on our current properties will not have a material adverse effect on our business, consolidated financial condition, results of operations, and cash flows. We cannot be certain, however, that clean-up standards will not become more stringent, or that we will not be required to undertake any remedial activities involving any material costs on any of these current or previously held properties in the future or that the discovery of unknown contamination or third-party claims made with respect to current or previously owned or leased properties may not result in material costs.

Where you can find more information

This prospectus supplement and the accompanying prospectus do not contain all of the information included in the registration statement and all of the exhibits and schedules thereto. For further information about Hanover and HCLP, you should refer to the registration statement of which the accompanying prospectus is a part. Summaries of agreements or other documents in this prospectus supplement and the accompanying prospectus are not necessarily complete. Please refer to the exhibits to the registration statement for complete copies of such documents.

Hanover files annual, quarterly and current reports, proxy statements and other information with the SEC (File No. 1-13071). HCLP files annual, quarterly and current reports and other information with the SEC (File No. 333-75814-01). These SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document either Hanover or HCLP files at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330.

Hanover maintains a website which can be found at http://www.hanover-co.com. Hanover makes its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and the amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 available on its website. Unless specifically incorporated by reference in this prospectus supplement or the accompanying prospectus, information that you may find on Hanover’s website is not part of this prospectus supplement.

Hanover’s common stock is listed on the NYSE under the symbol “HC.” Hanover’s reports, proxy statements and other information may be read and copied at the NYSE at 30 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus and information that we file later with the SEC will automatically update and supersede this information. Hanover and HCLP incorporate by reference the documents listed below and all documents they subsequently file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the securities described in this prospectus supplement and the accompanying prospectus are sold:

•  Hanover’s Annual Report on Form 10-K for the year ended December 31, 2002;

•  Hanover’s Quarterly Reports on Form 10-Q/A for the three months ended March 31, 2003, on Form 10-Q for the three months ended June 30, 2003 and on Form 10-Q/A for the three months ended September 30, 2003;

•  Hanover’s Current Reports on Form 8-K, filed with the SEC on February 3, 2003,  February 6, 2003, February 7, 2003, February 12, 2003, March 5, 2003 (excluding the information furnished in Item 9 thereof, which is not deemed filed and which is not incorporated by reference herein), March 17, 2003, May 14, 2003, July 28, 2003, November 18, 2003 and December 9, 2003;

•  HCLP’s Special Financial Report on Form 10-K for the year ended December 31, 2002;

•  HCLP’s Quarterly Reports on Form 10-Q for the three months ended March 31, 2003, June 30, 2003 and on Form 10-Q/A for the three months ended September 30, 2003; and

•  all filings Hanover or HCLP makes pursuant to the Securities Exchange Act of 1934 after the date of this prospectus supplement and prior to consummation of this offering.

We will provide copies of these filings and any exhibit specifically incorporated by reference into these filings at no cost by request directed to us at the following address or telephone number:

Hanover Compressor Company

Attention: Corporate Secretary

12001 N. Houston Rosslyn

Houston, Texas 77086

(281) 447-5175

Use of proceeds

We estimate that the net proceeds from this offering (after deducting discounts to the underwriters and estimated expenses of the offering) will be approximately $193 million. We intend to use the net proceeds from this offering to repay a portion of the outstanding indebtedness under our 1999A equipment lease notes due June 2004. We intend to use available cash to repay the remaining outstanding indebtedness under our 1999A equipment lease notes due June 2004.

At September 30, 2003, our 1999A equipment lease notes bore interest at a rate of 3.4% per annum and have a final maturity of June 14, 2004.

We intend to issue, concurrently with this offering of the notes, $125 million aggregate principal amount of convertible senior notes. We intend to use the net proceeds from our convertible senior notes of approximately $120 million (or approximately $138 million if the underwriters exercise their over-allotment option in full) to repay a portion of the outstanding indebtedness under our bank credit facility. If we close both the concurrent offering of our convertible senior notes and the offering of the notes offered hereby, we will satisfy the condition that we effect at least $275 million of new financings on required terms to close our Proposed Bank Credit Facility, as more fully described in “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources.” The sale of the notes offered hereby and the sale of the convertible senior notes are not contingent upon each other.

Capitalization

The following table shows:

•  our actual capitalization as of September 30, 2003; and

•  our capitalization as of September 30, 2003, as adjusted to give effect to the offering of $200 million aggregate principal amount of the notes and the application of the estimated net proceeds of $193 million and our concurrent offering of $125 million aggregate principal amount of our convertible senior notes and the application of the estimated net proceeds of $120 million, and the closing of our Proposed Bank Credit Facility. See “The offering—Refinancing.”

You should read this table in conjunction with the information set forth under “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements, the accompanying notes and other financial information included or incorporated by reference in this prospectus supplement. This table does not reflect the possible exercise of the underwriters’ option to purchase up to an additional $18.75 million aggregate principal amount of our convertible senior notes to cover over-allotments.

In January 2003, the FASB issued FIN 46, an interpretation of ARB 51. On July 1, 2003, we adopted the provisions of FIN 46 as they relate to the special purpose entities that lease compression equipment to us. As a result of the adoption, we added approximately $897 million in compression equipment assets, net of accumulated depreciation, and approximately $1,139.6 million in compression equipment lease obligations (including $1,105.0 million in debt and $34.6 million in minority interest obligations) to our balance sheet, and we reversed $108.8 million of deferred gains that were recorded on our balance sheet as a result of the sale leaseback transactions. On July 1, 2003, we recorded a $133.7 million charge ($86.9 million net of tax) to record the cumulative effect from the adoption of FIN 46 related to prior period depreciation of the compression equipment assets. Additionally, we estimate that we will record approximately $17 million per year in additional depreciation expense on our leased compression equipment as a result of the inclusion of the compression equipment on our balance sheet and will also record the payments made under our compression equipment leases as interest expense.

	As of September 30, 2003
	Actual	As adjusted(1)

(In thousands, except par value and share amounts)		(Unaudited)

Cash and cash equivalents(2)	$33,455	$14,594

Short-term debt
Belleli—factored receivables	$22,815	$22,815
Belleli—revolving credit facility	12,441	12,441
Other, interest at 5.0%, due 2004	5,295	5,295

Total short-term debt	$40,551	$40,551

Long-term debt, including current maturities
Bank credit facility(3)	$172,000	$—
Proposed Bank Credit Facility(4)	—	47,000
4.75% convertible senior notes due 2008	192,000	192,000
4.75% convertible senior notes due 2014	—	125,000
1999A equipment lease notes, interest at 3.4%, due June 2004(5)	194,000	—
2000A equipment lease notes, interest at 3.4%, due March 2005(5)	193,600	193,600
2000B equipment lease notes, interest at 3.4%, due October 2005(5)	167,411	167,411
2001A equipment lease notes, interest at 8.5%, due September 2008(5)	300,000	300,000
2001B equipment lease notes, interest at 8.8%, due September 2011(5)	250,000	250,000
Senior notes offered hereby	—	200,000
Zero coupon subordinated notes due March 31, 2007	180,536	180,536
PIGAP note, interest at 6.0%, due 2053(6)	59,756	59,756
Real estate mortgage, interest at 3.2%, collateralized by certain land and buildings, payable through September 2004	3,000	3,000
Other, interest at various rates, collateralized by equipment and other assets, net of unamortized discount	2,049	2,049

Total long-term debt, including current maturities	$1,714,352	$1,720,352

Mandatorily Redeemable Convertible Preferred Securities(7)	$86,250	$86,250

Minority interest (obligations under compression equipment leases)(5)	$34,628	$28,628

Common stockholders’ equity
Common stock, $.001 par value, 200,000,000 shares authorized; 82,422,276 shares issued(8)	$82	$82
Additional paid-in capital	854,316	854,316
Deferred employee compensation—restricted stock grants	(6,101)	(6,101)
Accumulated other comprehensive loss	2,685	2,685
Retained earnings (deficit)(9)	(32,151)	(34,063)
Treasury stock—253,115 common shares, at cost	(2,325)	(2,325)

Total common stockholders’ equity	$816,506	$814,594

Total capitalization	$2,692,287	$2,690,375

(1) Reflects (a) the issuance of $200 million aggregate principal amount of the notes offered hereby and the use of the net proceeds therefrom, (b) the issuance of $125 million aggregate principal amount of our convertible senior notes and the use of the net proceeds therefrom, and (c) the closing of the Proposed Bank Credit Facility.

(2) As of September 30, 2003, on an as adjusted basis after giving effect to the sale of the notes and the proposed concurrent offering of our convertible senior notes and the application of the net proceeds, and the closing of the Proposed Bank Credit Facility, our cash and cash equivalents would have been reduced to reflect approximately $18.9 million in costs associated with these proposed transactions, including underwriting discounts, bank fees and other expenses.

(3) As of September 30, 2003, we had outstanding borrowings of approximately $172 million under our bank credit facility (3.4% rate at September 30, 2003) and approximately $25 million of credit capacity remaining (after giving effect to the covenant limitations in the bank credit facility), and our available cash balance was $33.5 million.

(4) As of September 30, 2003, on an as adjusted basis after giving effect to the sale of the notes and the proposed concurrent offering of our convertible senior notes and the application of the net proceeds, and the closing of the Proposed Bank Credit Facility, we would have had outstanding borrowings of approximately $47 million under our Proposed Bank Credit Facility, and approximately $124 million of credit capacity remaining (after giving effect to the covenant limitations in the Proposed Bank Credit Facility) and our available cash balance would have been approximately $14.6 million.

(5) As of September 30, 2003, (a) the minority interest pursuant to the 1999A equipment lease notes was $6.0 million, resulting in a termination value for the 1999A equipment lease notes of $200.0 million, (b) the minority interest pursuant to the 2000A equipment lease notes was $6.4 million, resulting in a termination value for the 2000A equipment lease notes of $200.0 million, (c) the minority interest pursuant to the 2000B equipment lease notes was $5.2 million, resulting in a termination value for the 2000B equipment lease notes of $172.6 million, (d) the minority interest pursuant to the 2001A equipment lease notes was $9.3 million, resulting in a termination value for the 2001A equipment lease notes of $309.3 million, and (e) the minority interest pursuant to the 2001B equipment lease notes was $7.8 million, resulting in a termination value for the 2001B equipment lease notes of $257.8 million.

(6) In October 2003, our PIGAP II joint venture, which repressurizes oil fields in eastern Venezuela for Petroleos de Venezuela, S.A., closed a $230 million project financing that is non-recourse to us other than with respect to our investment in the project. Proceeds from the loan were used to repay The Williams Companies, Inc. and us, based on our respective ownership percentages, for the initial funding of construction-related costs. We own 30% of the project and received approximately $78.5 million from the financing and a distribution of earnings from the project of which approximately $59.9 million was used to pay off the PIGAP note payable to Schlumberger related to the project.

(7) The Mandatorily Redeemable Preferred Securities were issued by a consolidated subsidiary trust that may be a VIE under FIN 46 because we only have a limited ability to make decisions about its activities and we may not be the primary beneficiary of the trust. If the trust is a VIE under FIN 46, the trust and the Mandatorily Redeemable Preferred Securities issued by the trust may no longer be reported on our balance sheet. Instead, we would report our subordinated notes payable to the trust as a liability. These intercompany notes have previously been eliminated in our consolidated financial statements. The above-described changes on our balance sheet would be reclassifications. Because we are still evaluating whether we will be required to make these reclassifications and other potential changes, if any, in connection with our adoption of FIN 46, we have not adopted the provisions of FIN 46 with respect to the consolidated subsidiary trust that has issued the Mandatorily Redeemable Preferred Securities.

(8) Does not include shares of Hanover common stock issuable upon exercise of employee stock options or exercise of warrants to purchase common stock or issuable upon exercise of our Mandatorily Redeemable Convertible Preferred Securities or our outstanding or proposed convertible senior notes. See “Description of certain other financial obligations.” Also does not include the 2.5 million shares of Hanover common stock to be issued in connection with our agreement to settle the putative securities class action, the putative ERISA class action and the shareholder derivative actions filed against us, which agreement is subject to, among other things, court approval.

(9) As adjusted, retained deficit reflects $1.9 million (net of tax) of estimated charges associated with the impact of expensing the deferred financing fees on the debt repaid.

Selected historical consolidated financial data

In the table below, we have provided you with our selected historical consolidated financial data. The historical consolidated financial data as of and for each of the fiscal years in the five-year period ended December 31, 2002 were derived from our audited consolidated financial statements. The historical consolidated financial data as of and for the nine months ended September 30, 2003 and 2002 were derived from our unaudited condensed consolidated financial statements. See “Management’s discussion and analysis of financial condition and results of operations—Nine months ended September 30, 2003 compared to nine months ended September 30, 2002—Form 10-Q/A”. In the opinion of management, such unaudited financial statements contain all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position and results of operations of such interim periods.

The information in this section should be read along with our consolidated financial statements, the accompanying notes and other financial information included or incorporated by reference in this prospectus supplement.

	Years Ended December 31,
	2002	2001(1)	2000(1)	1999(1)	1998
		(Restated)	(Restated)	(Restated)

(In thousands)

Income Statement Data:
Revenues:
Domestic rentals	$328,600	$269,679	$172,517	$136,430	$107,420
International rentals	189,700	131,097	81,320	56,225	40,189
Parts, service and used equipment	223,845	214,872	113,526	39,130	29,538
Compressor and accessory fabrication	114,009	223,519	90,270	52,531	67,453
Production and processing equipment fabrication	149,656	184,040	79,121	27,255	37,466
Equity in income of non-consolidated affiliates	18,811	9,350	3,518	1,188	1,369
Gain on change in interest in non-consolidated affiliate	—	—	864	—	—
Other	4,189	8,403	5,688	5,371	2,916

Total revenues(2)	1,028,810	1,040,960	546,824	318,130	286,351

Expenses:
Domestic rentals	120,740	95,203	60,336	46,184	36,570
International rentals	57,579	45,795	27,656	18,765	12,816
Parts, service and used equipment	179,844	152,701	79,958	26,504	21,735
Compressor and accessory fabrication	99,446	188,122	76,754	43,663	58,144
Production and processing equipment fabrication	127,442	147,824	62,684	20,278	25,781
Selling, general and administrative	153,676	92,172	51,768	33,782	26,626
Foreign currency translation	16,753	6,658	—	—	—
Other	27,607	9,727	—	—	—
Depreciation and amortization(3)	151,181	88,823	52,188	37,337	37,154
Goodwill impairment(3)	52,103	—	—	—	—
Leasing expense(4)	91,506	78,031	45,484	22,090	6,173
Interest expense(5)	43,352	23,904	15,048	9,064	11,716

Total expenses	1,121,229	928,960	471,876	257,667	236,715

Income (loss) from continuing operations before income taxes	(92,419)	112,000	74,948	60,463	49,636
Provision for (benefit from) income taxes	(17,576)	42,388	27,818	22,008	19,259

Income (loss) from continuing operations	(74,843)	69,612	47,130	38,455	30,377
Income (loss) from discontinued operations, net of tax(2)	(41,225)	2,965	2,509	—	—
Cumulative effect of accounting change for derivative instruments, net of tax	—	(164)	—	—	—

Net income (loss)	$(116,068)	$72,413	$49,639	$38,455	$30,377

	Years Ended December 31,
	2002	2001(1)	2000(1)	1999(1)	1998
		(Restated)	(Restated)	(Restated)

(In thousands)

Cash flows provided by (used in):
Operating activities	$195,717	$152,774	$29,746	$71,610	$31,147
Investing activities	(193,703)	(482,277)	(67,481)	(95,502)	(14,699)
Financing activities	(4,232)	307,259	77,589	18,218	(9,328)
Balance Sheet Data (end of period):
Working capital	$212,085	$275,074	$282,730	$103,431	$113,264
Property, plant and equipment, net(6)	1,167,675	1,151,513	574,703	498,877	392,498
Total assets(6)	2,154,029	2,265,776	1,246,172	753,387	614,590
Total debt(6)	554,944	509,813	113,358	85,648	157,387
Mandatorily redeemable convertible preferred securities	86,250	86,250	86,250	86,250	—
Total common stockholders’ equity	927,626	1,039,468	628,947	365,928	315,470

	Nine Months Ended September 30,
	2003	2002
	(Unaudited)

(In thousands)

Income Statement Data:
Revenues:
Domestic rentals	$241,728	$249,276
International rentals	151,973	143,612
Parts, service and used equipment	118,327	172,826
Compressor and accessory fabrication	81,839	85,284
Production and processing equipment fabrication	211,152	99,771
Equity in income of non-consolidated affiliates	16,873	13,928
Other	3,356	2,416

Total revenues(2)	825,248	767,113

Expenses:
Domestic rentals	94,043	89,358
International rentals	47,682	39,855
Parts, service and used equipment	85,781	143,904
Compressor and accessory fabrication	73,950	73,884
Production and processing equipment fabrication	188,802	84,329
Selling, general and administrative	119,658	107,644
Foreign currency translation	1,336	13,339
Provision for estimated cost of litigation settlement(7)	40,253	—
Other	2,951	14,837
Depreciation and amortization(6)	126,886	82,367
Goodwill impairment(3)	—	47,500
Leasing expense(4)(6)	43,139	68,206
Interest expense(4)(5)(6)	57,283	31,137

Total expenses	881,764	796,360

Loss from continuing operations before income taxes	(56,516)	(29,247)
Provision for (benefit from) income taxes	(18,463)	7,412

Loss from continuing operations	(38,053)	(36,659)
Loss from discontinued operations, including write downs, net of tax(2)	(11,382)	(4,489)
Cumulative effect of accounting change, net of tax(6)	(86,910)	—

Net loss	$(136,345)	$(41,148)

Cash flows provided by (used in):
Operating activities	$85,264	$121,477
Investing activities	(75,971)	(153,452)
Financing activities	4,712	32,839
Balance sheet data (end of period):
Working capital(8)	$55,716	$246,393
Property, plant and equipment, net(6)	2,046,687	1,231,689
Total assets(6)	3,042,407	2,208,618
Total debt(6)	1,754,903	577,780
Mandatorily redeemable convertible preferred securities	86,250	86,250
Total common stockholders’ equity	816,506	990,876

(1) During 2002, we announced a series of restatements that ultimately reduced our initially reported pre-tax income by $3.1 million, or 4.9%, for the year ended December 31, 1999, by $14.5 million, or 15.5%, for the year ended December 31, 2000, and by $0.4 million, or 0.3%, for the year ended December 31, 2001, although certain restatements resulted in a larger percentage adjustment on a quarterly basis. For a description of these restatements, see Notes 22 and 23 to the consolidated financial statements for the year ended December 31, 2002 included in this prospectus supplement.

(2) For a description of significant business acquisitions, see Note 2 to the consolidated financial statements for the year ended December 31, 2002 and Note 2 to the condensed consolidated financial statements for the three and nine months ended September 30, 2003 included in this prospectus supplement. In the fourth quarter of 2002, we decided to discontinue certain businesses. For a description of the discontinued operations, see Note 3 to the consolidated financial statements for the year ended December 31, 2002 and Note 13 to the condensed consolidated financial statements for the three and nine months ended September 30, 2003 included in this prospectus supplement.

(3) In June 2001, the FASB issued SFAS 142. Under SFAS 142, amortization of goodwill to earnings is discontinued. Instead, goodwill is reviewed for impairment annually or whenever events indicate impairment may have occurred. SFAS 142 was effective for us on January 1, 2002. For financial data relating to our goodwill and other intangible assets, see “Management’s discussion and analysis of financial condition and results of operations” and Note 9 to the consolidated financial statements for the year ended December 31, 2002 included in this prospectus supplement for a discussion of SFAS 142 and the goodwill impairments we recorded during 2002.

(4) Prior to 2001, we entered into two interest rate swaps with notional amounts of $75 million and $125 million and strike rates of 5.51% and 5.56%, respectively. These swaps were to expire in July 2001; however, they were extended for an additional two years at the option of the swap counterparty and expired in July 2003. The difference paid or received on the swap transactions was recorded as an accrued liability and recognized in leasing expense in all periods before July 1, 2003, and in interest expense thereafter. Because management decided not to designate the interest rate swaps as hedges at the time they were extended by the counterparty, we recognized an unrealized gain of approximately $3.2 million and an unrealized loss of approximately $7.6 million related to the change in the fair value of these interest rate swaps in lease expense in our statement of operations during the years ended December 31, 2002 and 2001, respectively. In addition, we recognized unrealized gains of approximately $4.1 million and $1.5 million related to the change in the fair value of these interest rate swaps in lease expense in our statement of operations during the nine months ended September 30, 2003 and 2002, respectively, and recognized an unrealized gain of approximately $0.5 million in interest expense during the three months ended September 30, 2003. Prior to July 1, 2003, these amounts were reported as “Change in fair value of derivative financial instruments” in our consolidated statement of operations. We have reclassified these amounts as interest and lease expense to conform to the 2003 financial statement classification.

(5) We have reclassified the distributions on our Mandatorily Redeemable Convertible Securities as interest expense, and prior periods have been reclassified to conform to the 2003 financial statement classification.

(6) In accordance with FIN 46, for periods ending after June 30, 2003, we have included in our consolidated financial statements the special purpose entities that lease compression equipment to us. As a result, we have added approximately $897 million of compression equipment assets, net of accumulated depreciation, and approximately $1,139.6 million of our compression equipment lease obligations (including $1,105.0 million in debt) to our balance sheet as of September 30, 2003. As allowed by FIN 46, we have not restated our financial statements for periods prior to July 1, 2003 to include the compression equipment assets and compression equipment lease obligations. See “Management’s discussion and analysis of financial condition and results of operations—Critical accounting policies and estimates—Sale leaseback transactions.”

(7) On October 23, 2003, we entered into a Stipulation of Settlement, which, subject to, among other things, court approval, will settle all of the claims underlying the putative securities class action, the putative ERISA class action and the shareholder derivative actions discussed in “Business—Legal proceedings.” See “Management’s discussion and analysis of financial condition and results of operations—Nine months ended September 30, 2003 compared to nine months ended September 30, 2002—Provision for estimated cost of litigation settlement.”

(8) Working capital decreased to $55.7 million at September 30, 2003 from $212.1 million at December 31, 2002. The decrease in working capital was primarily due to the reclassification of our $194 million 1999A equipment lease note, which matures in June 2004, to current debt. This obligation was recorded on our balance sheet in July 2003 upon consolidation of the entities which lease equipment to us when we adopted FIN 46 for our sale leaseback transactions.

Management’s discussion and analysis of

financial condition and results of operations

Management’s discussion and analysis of financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes thereto included in this prospectus supplement.

General

We are a global market leader in the full service natural gas compression business and are also a leading provider of service, fabrication and equipment for oil and natural gas processing and transportation applications. We sell and rent this equipment and provide complete operation and maintenance services, including run-time guarantees, for both customer-owned equipment and our fleet of rental equipment. Founded in 1990, and a public company since 1997, our customers include both major and independent oil and gas producers and distributors as well as national oil and gas companies in the countries in which we operate. Our maintenance business, together with our parts and service business, provides solutions to customers that own their own compression and surface production and processing equipment but want to outsource their operations. We also fabricate compressor and oil and gas production and processing equipment and provide gas processing and treating, gas measurement and oilfield power generation services, primarily to our domestic and international customers as a complement to our compression services. In addition, through our ownership of Belleli, we provide engineering, procurement and construction services primarily related to the manufacturing of heavy wall reactors for refineries and construction of desalination plants, primarily for use in Europe and the Middle East.

We have grown through both internal growth and acquisitions. During 2003, we have been reducing our capital spending and are focusing on completing the integration of recent acquisitions. In addition, we have previously announced our plan to reduce our headcount by approximately 500 employees worldwide and to consolidate our fabrication operations into nine fabrication centers down from the 13 fabrication centers we had as of December 31, 2002. The estimated annualized savings from these actions are expected to be approximately $18 million. Some of these cost reductions were needed to align our costs with current sales levels. During the three months ended December 31, 2002, we accrued approximately $2.8 million in employee separation costs related to the reduction in workforce. During the nine months ended September 30, 2003, we paid approximately $1.3 million in separation benefits. Since December 31, 2002, our workforce has decreased by approximately 500 employees. However, some of this workforce reduction was outside of our original headcount reduction plan and we are continuing to focus on the further consolidation of our fabrication operations.

During the fourth quarter of 2002, we reviewed our business lines and our board of directors approved management’s recommendation to exit and sell our non-oilfield power generation facilities and certain used equipment business lines. The results from these businesses are reflected as discontinued operations in our consolidated financial statements and prior periods have been adjusted to reflect this presentation. Additionally, in the second and fourth quarters of 2002, we recorded certain write-downs, asset impairments and restructuring costs. A summary of these changes and the related impact on our financial results is discussed below.

Recent events

Amendment to bank credit facility.    In February 2003, we executed an amendment to our bank credit facility and the agreements related to certain of our compression equipment lease obligations that we entered into in 1999 and 2000. The amendment, effective as of December 31, 2002, modified certain financial covenants to allow us greater flexibility in accessing the capacity under the bank credit facility to support our short-term liquidity needs. In addition, at the higher end of our permitted consolidated leverage ratio, the amendment increased the commitment fee under the bank credit facility by 0.125% and increased the interest rate margins used to calculate the applicable interest rates under all of the agreements by up to 0.75%. Any increase in our interest costs as a result of the amendment as compared to the bank credit facility prior to the amendment depends on our consolidated leverage ratio at the end of each quarter, the amount of indebtedness outstanding and the interest rate quoted for the benchmark selected by us. As part of the amendment, we granted the lenders under these agreements a security interest in the inventory, equipment and certain other property of Hanover and its domestic subsidiaries, and pledged 66% of the equity interest in certain of our foreign subsidiaries. This amendment also restricts our capital spending to $200 million in 2003. In consideration for obtaining the amendment, we agreed to pay approximately $1.8 million in fees to the lenders under these agreements. Pursuant to the amendment, our financial covenants become more restrictive on and after March 31, 2004. See “—Liquidity and capital resources.”

Exchange offer.    In connection with the sale leaseback transactions entered into in August 2001, we were obligated to prepare registration statements and complete an exchange offering to enable the holders of the notes issued by the lessors to exchange their notes with notes that are registered under the Securities Act of 1933. Because of the restatement of our financial statements, the exchange offering was not completed by the deadline required by the agreement and we were required to pay additional lease expense in an amount equal to $105,600 per week until the exchange offering was completed. The additional lease expense began accruing on January 28, 2002 and increased our lease expense by approximately $5.1 million during 2002. The registration statements became effective in February 2003. The exchange offer was completed and the requirement to pay the additional lease expense ended on March 13, 2003.

Panoche/Gates dispositions.    In May 2003, we announced that we had agreed to sell our 49% membership interest in Wellhead Power Panoche, LLC (“Panoche”) and our 92.5% membership interest in Wellhead Power Gates, LLC (“Gates”) to Hal Dittmer and Fresno Power Investors Limited Partnership, who owned the remaining interests in Panoche and Gates. Panoche and Gates own gas-fired peaking power plants of 49 megawatts and 46 megawatts, respectively. The Panoche transaction closed in June 2003 and the Gates transaction closed in September 2003. Total consideration for the transactions was approximately $27.2 million consisting of approximately $6.4 million in cash, $2.8 million in notes that mature in May 2004, a $0.5 million note that matures in September 2005 and the release of our obligations under a capital lease from GE Capital to Gates that had an outstanding balance of approximately $17.5 million at the time of the Gates closing. In addition, we were released from a $12 million letter of credit from us to GE Capital that was provided as additional credit support for the Gates capital lease.

Securities class actions.    On October 23, 2003, we entered into a Stipulation of Settlement, which, subject to, among other things, court approval, will settle all of the claims underlying the putative securities class action, the putative ERISA class action and the shareholder derivative actions discussed in “Business—Legal proceedings.” See “—Nine months ended September 30, 2003 compared to nine months ended September 30, 2002—Provision for estimated cost of litigation settlement.”

PIGAP II restructuring and our Zero Coupon Subordinated Notes due March 31, 2007.    On May 14, 2003, we entered into an agreement with Schlumberger to terminate our right to put our interest in the PIGAP II joint venture to Schlumberger. We had previously given notice of our intent to exercise the PIGAP put in January 2003. We also agreed with Schlumberger to restructure the $150 million subordinated note that Schlumberger received from Hanover in August 2001 as part of the purchase price for the acquisition of Production Operators Corporation’s (“POC”) natural gas compression business, ownership interest in certain joint venture projects in South America, and related assets. As a result, we retained our interest in PIGAP. As of March 31, 2003, the date from which the interest rate was adjusted, the $150 million subordinated note had an outstanding principal balance of approximately $171 million, including accrued interest. We restructured the $150 million subordinated note as our Zero Coupon Subordinated Notes due March 31, 2007, which notes were issued to Schlumberger in such transaction and were sold by Schlumberger in a registered public offering on December 8, 2003. Original issue discount accretes under the zero coupon notes at a rate of 11.0% per annum for their remaining life, up to a total principal amount of $262.6 million payable at maturity. The notes will accrue additional interest at a rate of 2.0% per annum upon the occurrence and during the continuance of an event of default under the notes. The notes will also accrue additional interest at a rate of 3.0% per annum if our consolidated leverage ratio, as defined in the indenture governing the notes, exceeds 5.18 to 1.0 as of the end of any two consecutive fiscal quarters. Notwithstanding the preceding, in no event will the total additional interest accruing on the notes exceed 3.0% per annum if both of the previously mentioned circumstances occur. The notes also contain a covenant that limits our ability to incur additional indebtedness if our consolidated leverage ratio exceeds 5.6 to 1.0, subject to certain exceptions.

Also on May 14, 2003, we agreed with Schlumberger Surenco, an affiliate of Schlumberger, to the modification of the repayment terms of a $58.0 million obligation that was accrued as a contingent liability on our balance sheet since the acquisition of POC and was associated with the PIGAP II joint venture. The obligation was converted into a non-recourse promissory note (the “PIGAP Note”) payable by Hanover Cayman Limited, our indirect wholly-owned consolidated subsidiary, with a 6% interest rate compounding semi-annually until maturity in December 2053. In October 2003, the PIGAP II joint venture closed on the project’s financing and distributed approximately $78.5 million to Hanover, of which approximately $59.9 million was used to pay off the PIGAP Note.

Recent significant acquisitions

In July 2002, we increased our ownership of Belleli, an Italian-based engineering, procurement and construction company that engineers and manufactures desalination plants and heavy wall reactors for refineries and processing plants for use primarily in Europe and the Middle East, to 40.3% from 20.3% by converting a $4.0 million loan, together with the accrued interest thereon, to Belleli into additional equity ownership. In November 2002, we increased our ownership to 51% by exchanging a $9.4 million loan, together with the accrued interest thereon, to the other principal owner of Belleli for additional equity ownership and began consolidating the results of Belleli’s operations. Belleli has three manufacturing facilities, one in Mantova, Italy and two in the United Arab Emirates (Jebel Ali and Hamriyah).

In connection with our increase in ownership in November 2002, we had certain rights to purchase the remaining interest in Belleli and the right to market the entire company to a third party. During 2002, we also purchased certain operating assets of Belleli for approximately $22.4 million from a bankruptcy estate and leased these assets to Belleli for approximately $1.2 million per year, for seven years, for use in its operations. In August 2003, we exercised our option to acquire the remaining 49% interest in Belleli for approximately $15.0 million. We are in the process of completing our valuation of Belleli’s intangible assets, which we expect will be completed in the fourth quarter of 2003. We are also currently in the process of reviewing our strategy with respect to our investment in Belleli.

In August 2001, we acquired 100% of the issued and outstanding shares of POC from Schlumberger for $761 million in cash, our common stock and debt, subject to certain post-closing adjustments pursuant to the purchase agreement that to date have resulted in an increase in the purchase price to approximately $778 million due to an increase in net assets acquired. Under the terms of the purchase agreement, Schlumberger received approximately $270 million in cash (excluding the amounts paid for the increase in net assets), $150 million in a long-term subordinated note, which was subsequently restructured as our Zero Coupon Subordinated Notes due March 31, 2007 as discussed above and 8,707,693 shares of our common stock, or approximately 11% of our outstanding shares, which are required to be held by Schlumberger for at least three years following the closing date. The ultimate number of shares issued under the purchase agreement was determined based on the nominal value of $283 million divided by $32.50 per share, the 30-day average closing price of Hanover common stock as defined under the acquisition agreement and subject to a collar of $41.50 and $32.50. The estimated fair value of the stock issued was $212.5 million, based on the market value of the shares at the time the number of shares issued was determined, reduced by an estimated 20% discount due to the restrictions on the stock’s marketability. The POC acquisition was accounted for as a purchase and was included in our financial statements commencing on September 1, 2001.

We recorded approximately $71.4 million in goodwill related to the acquisition of POC. In addition, we recorded $9.8 million in estimated value of identifiable intangible assets. The purchase price was subject to certain post-closing adjustments, a contingent payment of up to $58 million by us to Schlumberger and additional contingent payments by us based on the realization of certain tax benefits by us over the next 15 years. As discussed above under “—Recent events—PIGAP II restructuring and our Zero Coupon Subordinated Notes due March 31, 2007,” the contingent payment of up to $58 million was restructured on May 14, 2003 as a non-recourse promissory note payable by Hanover Cayman Limited.

In March 2001, we purchased OEC Compression Corporation in an all-stock transaction for approximately $101.8 million, including the assumption and payment of approximately $64.6 million of OEC debt. We paid an aggregate of approximately 1,146,000 shares of our common stock to stockholders of OEC. The acquisition was accounted for under the purchase method of accounting and is included in our financial statements commencing in April 2001.

In September 2000, we acquired the compression services division of Dresser-Rand Company for $177 million in cash and common stock, subject to certain post-closing adjustments pursuant to the acquisition agreement that to date have resulted in an increase in the purchase price to approximately $199 million due to increases in net assets acquired. In July 2000, we acquired PAMCO Services International for approximately $58 million in cash and notes. In June 2000, we acquired Applied Process Solutions, Inc. for approximately 2,303,000 shares of our common stock. These acquisitions were included in the results of operations from their respective acquisition dates.

Results by segment

The following table summarizes our revenues, expenses and gross profit percentages for each of our business segments:

	Nine Months Ended September 30,		Years Ended December 31,
	2003	2002	2002	2001(1)	2000(1)
				(Restated)	(Restated)

(In thousands except for percentages)

Revenues:
Domestic rentals	$241,728	$249,276	$328,600	$269,679	$172,517
International rentals	151,973	143,612	189,700	131,097	81,320
Parts, service and used equipment	118,327	172,826	223,845	214,872	113,526
Compressor and accessory fabrication	81,839	85,284	114,009	223,519	90,270
Production and processing equipment fabrication	211,152	99,771	149,656	184,040	79,121
Equity in income of non-consolidated affiliate	16,873	13,928	18,811	9,350	3,518
Other	3,356	2,416	4,189	8,403	6,552

	$825,248	$767,113	$1,028,810	$1,040,960	$546,824

Expenses:
Domestic rentals	$94,043	$89,358	$120,740	$95,203	$60,336
International rentals	47,682	39,855	57,579	45,795	27,656
Parts, service and used equipment	85,781	143,904	179,844	152,701	79,958
Compressor and accessory fabrication	73,950	73,884	99,446	188,122	76,754
Production and processing equipment fabrication	188,802	84,329	127,442	147,824	62,684

	$490,258	$431,330	$585,051	$629,645	$307,388

Gross profit percentage:
Domestic rentals	61%	64%	63%	65%	65%
International rentals	69%	72%	70%	65%	66%
Parts, service and used equipment	28%	17%	20%	29%	30%
Compressor and accessory fabrication	10%	13%	13%	16%	15%
Production and processing equipment fabrication	11%	15%	15%	20%	21%

(1) In 2002, we determined to restate our financials for the years ended December 31, 2001, 2000 and 1999. Accordingly, revenues, expenses, income before taxes, net income and earnings per share have been restated for the years ended December 31, 2001, 2000 and 1999. See Notes 22 and 23 to our consolidated financial statements for the year ended December 31, 2002 included in this prospectus supplement.

Critical accounting policies and estimates

This discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates and accounting policies, including those related to bad debts, inventories, fixed assets, investments, intangible assets, income taxes, warranty obligations, sale leaseback transactions, revenue recognition and contingencies and litigation.

We base our estimates on historical experience and on other assumptions that we believe are reasonable under the circumstances. The results of this process form the basis of our judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and these differences can be material to our financial condition, results of operations and liquidity.

Allowances and reserves

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of a customer deteriorates, resulting in an impairment of its ability to make payments, additional allowances may be required. During 2002, 2001 and 2000, we recorded approximately $7.1 million, $4.9 million and $3.2 million, respectively, in additional allowances for doubtful accounts. During the nine months ended September 30, 2003 and 2002, we recorded approximately $3.0 million and $2.8 million, respectively, in additional allowance for doubtful accounts.

We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those expected by management, additional inventory write-downs may be required.

Long-lived assets and investments

We review for the impairment of long-lived assets, including property, plant and equipment, goodwill, intangibles and investments in non-consolidated affiliates whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss exists when estimated undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. The impairment loss recognized represents the excess of the asset’s carrying value as compared to its estimated fair market value and is charged to the period in which the impairment occurred. In addition, goodwill is evaluated at least annually pursuant to the requirements of SFAS 142 to determine if the estimated fair value of the reporting unit exceeds the net carrying value of the reporting unit, including the applicable goodwill. The estimates of fair market value are based upon management’s estimates of the present value of future cash flows. Management makes assumptions regarding the estimated cash flows and if these estimates or their related assumptions change, an impairment charge may be incurred.

We capitalize major improvements that we believe extend the useful life of an asset. Repairs and maintenance are expensed as incurred. Interest is capitalized during the fabrication period of compression equipment and facilities that are fabricated for use in our rental operations. The capitalized interest is recorded as part of the basis of the asset to which it relates and is amortized over the asset’s estimated useful life.

We hold minority interests in companies having operations or technology in areas that relate to our business, one of which is publicly traded and may experience volatile share prices. We record an investment impairment charge when we believe an investment has experienced a decline in value that is other than temporary. Future adverse changes in market conditions or poor operating results of underlying investments could result in losses or an inability to recover the carrying value of the investments that may not be reflected in an investment’s current carrying value, thereby possibly requiring an impairment charge in the future.

Tax assets

We must estimate our expected future taxable income in order to assess the realizability of our deferred income tax assets. As of September 30, 2003, we reported a net deferred tax liability of $33.8 million, which included gross deferred tax assets of $272.8 million, net of a valuation allowance of $25.8 million. Numerous assumptions are inherent in the estimation of future taxable income, including assumptions about matters that are dependent on future events, such as future operating conditions and future financial conditions.

Additionally, we must consider any prudent and feasible tax planning strategies that might minimize the amount of deferred tax liabilities recognized or the amount of any valuation allowance recognized against deferred tax assets, if management has the ability to implement these strategies and the expectation of implementing these strategies if the forecasted conditions actually occur. The principal tax planning strategy available to us relates to the permanent reinvestment of the earnings of foreign subsidiaries. Assumptions related to the permanent reinvestment of the earnings of foreign subsidiaries are reconsidered annually to give effect to changes in our businesses and in our tax profile.

Sale leaseback transactions

Since 1999, we have entered into five sale leaseback transactions of compression equipment with special purpose entities. These sale leaseback transactions were previously evaluated for lease classification in accordance with SFAS 13, “Accounting for Leases.” In accordance with generally accepted accounting principles, the special purpose entities were not included in our consolidated financial statements for the periods ending prior to June 30, 2003 when the owners of the special purpose entities made a substantial residual equity investment of at least 3% of the total capital of the entity that is at risk during the entire term of the lease. In connection therewith, generally accepted accounting principles required us to:

•  estimate the remaining life of the asset at lease inception;

•  estimate the fair market value of the asset at lease inception;

•  estimate the leased equipment’s residual value at the end of the lease;

•  estimate certain costs to be incurred by us in connection with the lease;

•  estimate the present value of the lease payments under the lease; and

•  confirm that the substantial residual equity investment of at least 3% of the total capital of the entity continues to be at risk during the entire term of the lease.

We treat the leases as financing arrangements for federal income tax and certain other tax purposes.

In addition, because we sold the compressors to the special purpose entities, our depreciation expense was reduced by approximately $36 million, $43 million and $31 million for the years ended December 31, 2002, 2001 and 2000, respectively, and by approximately $16.6 million and $27.4 million for the nine months ended September 30, 2003 and 2002, respectively. We also believe that these transactions had the effect of decreasing interest expense. However, we believe the decreased interest expense and the increased leasing expense are not directly comparable because the duration of our compression equipment operating leases is longer than the maturity of our bank credit facility.

On July 1, 2003, we adopted the provisions of FIN 46 as they relate to the special purpose entities that lease compression equipment to us. As a result of the adoption, we added approximately $1,089 million in compressor equipment assets, $192.3 million of accumulated depreciation

(including approximately $58.6 million of accumulated depreciation related to periods before the sale and leaseback of the equipment), $1,105.0 million in debt and $34.6 million in minority interest obligations to our balance sheet, and we reversed $108.8 million of deferred gains that were recorded on our balance sheet as a result of the sale leaseback transactions. On July 1, 2003, we recorded a $133.7 million charge ($86.9 million net of tax) to record the cumulative effect from the adoption of FIN 46 related to prior period depreciation of the compression equipment assets. Additionally, we estimate that we will record approximately $17 million per year in additional depreciation expense on our leased compression equipment as a result of the inclusion of the compression equipment on our balance sheet and will also record the payments made under our compression equipment leases as interest expense. As of September 30, 2003, the compression assets that are owned by the entities that lease equipment to us but are now included in property, plant and equipment in our consolidated financial statements had a net book value of approximately $983.3 million, including improvements made to these assets after the sale leaseback transactions.

See “—New accounting pronouncements” and “—Leasing transactions and accounting change for FIN 46” for more information on these sale leaseback transactions.

Revenue recognition—Percentage of completion accounting

We recognize revenue and profit for our fabrication operations as work progresses on long-term, fixed-price contracts using the percentage-of-completion method, which relies on estimates of total expected contract revenue and costs. We follow this method because reasonably dependable estimates of the revenue and costs applicable to various stages of a contract can be made and because the fabrication projects usually last several months. Recognized revenues and profit are subject to revisions as the contract progresses to completion. Revisions in profit estimates are charged to income in the period in which the facts that give rise to the revision become known. Examples of factors that would give rise to revisions include variances in the actual or revisions to the estimated costs of components, labor or other fabrication costs. The average duration of these projects is four to six months. As of September 30, 2003, we had approximately $38.6 million in costs and estimated earnings on uncompleted contracts in excess of billings to our customers.

We estimate percentage of completion for compressor and processing equipment fabrication on a direct labor hour to total labor hour basis. This calculation requires management to estimate the number of total labor hours required for each project and to estimate the profit expected on the project. Production and processing equipment fabrication percentage of completion is estimated using the direct labor hour and cost to total cost basis. The cost to total cost basis requires us to estimate the amount of total costs (labor and materials) required to complete each project. Since we have many fabrication projects in process at any given time, we do not believe that materially different results would be achieved if different estimates, assumptions, or conditions were used for each project.

Contingencies and litigation

Due to the restatement of our financial statements and in the ordinary course of business, we are involved in various pending or threatened legal actions. While we are unable to predict the ultimate outcome of these actions, we are required to record (and have recorded) a loss during any period in which we, based on our experience, believe a contingency is likely to result in a financial loss to us. See “Business—Legal proceedings.”

Nine months ended September 30, 2003 compared to nine months ended September 30, 2002

Form 10-Q/A

The discussion below, the accompanying condensed consolidated statement of operations for the three and nine months ended September 30, 2003, and other information included in this prospectus supplement reflect the correction of certain inadvertent classification errors contained in our presentation of revenues and expenses related to compressor and accessory fabrication and production and processing equipment fabrication for the three and nine months ended September 30, 2003, as well as our backlog related to compressor and accessory fabrication and production and processing equipment fabrication as of September 30, 2003. The classification errors involve approximately $3.3 million of revenues and approximately $2.6 million of expenses that were previously classified as “Compressor and accessory fabrication” that have been reclassified as “Production and processing equipment fabrication.” In addition, the classification errors involve approximately $4.4 million that was previously classified in our compression equipment backlog that has been reclassified in our production and processing equipment backlog as of September 30, 2003. These classification errors were identified and corrected in our Quarterly Report on Form 10-Q/A with respect to the quarterly period ended September 30, 2003, which was filed with the SEC on December 2, 2003.

In connection with the filing of our Quarterly Report on Form 10-Q/A, we also corrected certain typographical errors contained in our Quarterly Report on Form 10-Q with respect to the quarterly period ended September 30, 2003 as described in the Explanatory Note to the Quarterly Report on Form 10-Q/A with respect to the quarterly period ended September 30, 2003, and we conformed certain portions of our description of legal proceedings to the description included in this prospectus supplement.

This amendment on Form 10-Q/A had no effect on our total revenues, total expenses, net income, total assets, total liabilities or total equity as previously reported in our Quarterly Report on Form 10-Q with respect to the quarterly period ended September 30, 2003.

Revenues

Our total revenues increased by $58.1 million, or 8%, to $825.2 million during the nine months ended September 30, 2003 from $767.1 million during the nine months ended September 30, 2002. The increase resulted primarily from the inclusion of $95.0 million in revenues from Belleli which, beginning in November 2002, are included as part of our production and processing equipment business. The increase in revenues related to the inclusion of Belleli was partially offset by a decrease in revenues from our domestic rental and parts, service and used equipment businesses.

The North American rig count increased by 30% to 1,441 at September 30, 2003 from 1,110 at September 30, 2002, and the twelve-month rolling average North American rig count increased by 15% as of September 30, 2003 to 1,307 from 1,135 at September 30, 2002. In addition, the twelve-month rolling average New York Mercantile Exchange wellhead natural gas price increased to $5.24 per Mcf at September 30, 2003 from $2.10 per Mcf at September 30, 2002. Despite the increase in natural gas prices and the recent increase in rig count, U.S. natural gas production levels have not significantly changed. Recently, we have not experienced any significant growth in rentals or purchases of equipment and services by our customers, which we believe is a result of the lack of a significant increase in U.S. natural gas production levels.

Domestic rentals revenues decreased by $7.6 million, or 3%, to $241.7 million during the nine months ended September 30, 2003 from $249.3 million during the nine months ended September 30, 2002. The decrease in domestic revenues was primarily attributable to weaker demand and stronger competition for domestic compression which resulted in a lower utilization of our rental fleet during the nine months ended September 30, 2003. Our average domestic utilization for the nine months ended September 30, 2003 was approximately 4% lower than our average utilization for the nine months ended September 30, 2002. At both September 30, 2003 and 2002, our domestic compression horsepower utilization rate was approximately 75%.

International rental revenues increased by $8.4 million, or 6%, to $152.0 million during the nine months ended September 30, 2003 from $143.6 million during the nine months ended September 30, 2002. International rental revenues increased primarily from: (1) the expansion of our business operations, (2) the recognition of approximately $2.7 million in billings to Venezuelan customers in the first nine months of 2003 which were not recognized in 2002 due to concerns about the ultimate receipt of these revenues as a result of the strike by workers of the national oil company in Venezuela and (3) a $1.9 million fee received for the modification of a contract in Venezuela. At both September 30, 2003 and 2002, our international compression horsepower utilization rate was approximately 94%.

At September 30, 2003, our compressor rental fleet consisted of approximately 3,508,000 horsepower, a 3% decrease from the approximately 3,621,000 horsepower in the rental fleet at September 30, 2002. Domestic horsepower in our rental fleet decreased by 7% to approximately 2,583,000 horsepower at September 30, 2003 from approximately 2,782,000 horsepower at September 30, 2002. In addition, international horsepower increased by 10% to approximately 925,000 horsepower at September 30, 2003 from approximately 839,000 horsepower at September 30, 2002. Our overall compression horsepower utilization rate was approximately 80% at both September 30, 2003 and 2002. We continue to move idle domestic compression in our rental fleet into service in our international rental operations. In addition, during the third quarter of 2003 we retired idle units representing approximately 41,000 horsepower from our domestic rental fleets that are to be sold or scrapped.

Revenue from parts, service and used equipment decreased by $54.5 million, or 32%, to $118.3 million during the nine months ended September 30, 2003 from $172.8 million during the nine months ended September 30, 2002. The decrease in parts and service revenue was primarily due to lower used rental equipment sales and installation revenues, the loss of some customer alliance contracts to competitors and lower spending levels than what we anticipated from our customers. Included in parts, service and used equipment revenue for the nine months ended September 30, 2003 was $27.7 million in used rental equipment and installation sales compared to $64.9 million for the nine months ended September 30, 2002.

Revenues from compressor and accessory fabrication decreased by $3.5 million, or 4%, to $81.8 million during the nine months ended September 30, 2003 from $85.3 million during the nine months ended September 30, 2002.

Revenues from production and processing equipment fabrication increased by $111.4 million, or 112%, to $211.2 million during the nine months ended September 30, 2003 from $99.8 million during the nine months ended September 30, 2002. The increase in production and processing equipment revenues is primarily due to the inclusion of $94.1 million in revenues from the results of Belleli.

Equity in income of non-consolidated affiliates increased by $3.0 million, or 21%, to $16.9 million during the nine months ended September 30, 2003, from $13.9 million during the nine months ended September 30, 2002. This increase is primarily due to an improvement in results from our equity interest in Hanover Measurement and PIGAP II joint ventures.

Expenses

Operating expenses for domestic rentals increased by $4.6 million, or 5%, to $94.0 million during the nine months ended September 30, 2003 from $89.4 million during the nine months ended September 30, 2002. The gross margin from domestic rentals was 61% during the nine months ended September 30, 2003 and 64% during the nine months ended September 30, 2002. The decrease in gross margin was due to a lower overall utilization of our domestic rental fleet without a corresponding decrease in overhead and expenses and $0.9 million expensed in the second quarter for startup and commissioning costs associated with a gas plant facility that began operations in the third quarter of 2003.

Operating expenses for international rentals increased by $7.8 million, or 20%, to $47.7 million during the nine months ended September 30, 2003 from $39.9 million during the nine months ended September 30, 2002. The increase was primarily attributable to the corresponding increase in international rental revenues. The gross margin from international rentals was 69% during the nine months ended September 30, 2003 and 72% during the nine months ended September 30, 2002.

Operating expenses for our parts, service and used equipment business decreased by $58.1 million, or 40%, to $85.8 million during the nine months ended September 30, 2003 from $143.9 million during the nine months ended September 30, 2002. The decrease was primarily related to the corresponding 32% decrease in parts, service and used equipment revenue and an increase in gross margin. The gross margin from parts, service and used equipment was 28% during the nine months ended September 30, 2003 and 17% during the nine months ended September 30, 2002. During the nine months ended September 30, 2002, we recorded approximately $6.1 million in inventory write-downs and reserves for parts inventory that was either obsolete, excess or carried at a price above market value. Also, included in parts, service and used equipment revenue for the nine months ended September 30, 2003 was $27.7 million in used rental equipment and installation sales, with a 16% gross margin compared to $64.9 million in sales with an 11% gross margin for the nine months ended September 30, 2002. Our used rental equipment and installation sales (which usually have a lower margin than our parts and service sales) decreased our parts, service and used equipment gross margin by approximately 4% in the nine months ended September 30, 2003. The inventory write-down and used rental equipment and installation sales reduced our total parts, service and used equipment gross margin by approximately 9% in the nine months ended September 30, 2002.

Operating expenses for our compressor and accessory fabrication business increased by $0.1 million to $74.0 million during the nine months ended September 30, 2003 from $73.9 million during the nine months ended September 30, 2002. The gross margin on compressor and accessory fabrication was 10% during the nine months ended September 30, 2003 and 13% during the nine months ended September 30, 2002. We continue to face strong competition for new compression fabrication business, which negatively affected the selling price of our compression equipment and the related gross margins during 2003.

The operating expenses attributable to production and processing equipment fabrication business increased by $104.5 million, or 124%, to $188.8 million during the nine months ended September 30,

2003 from $84.3 million during the nine months ended September 30, 2002. The increase in production and processing equipment fabrication expenses was primarily due to the consolidation of the results of Belleli in the nine months ended September 30, 2003. The gross margin attributable to production and processing equipment fabrication was 11% during the nine months ended September 30, 2003 and 15% during the nine months ended September 30, 2002. Of the decrease in gross margin for production and processing equipment fabrication, 2% was attributable to the inclusion of Belleli. The remaining decrease in gross margin was primarily attributable to increased competition and operational disruptions related to our consolidation efforts.

Selling, general and administrative expenses increased $12.0 million, or 11%, to $119.7 million during the nine months ended September 30, 2003 from $107.7 million during the nine months ended September 30, 2002. The increase is primarily due to the inclusion of Belleli’s selling, general and administrative costs of approximately $7.6 million and an increase in payroll and consulting costs related to our focus on improving our organizational structure to facilitate the consolidation of our operations.

Foreign currency translation for the nine months ended September 30, 2003 resulted in a loss of $1.3 million, compared to a loss of $13.3 million for the nine months ended September 30, 2002. In January 2002, Argentina devalued its peso against the U.S. dollar and imposed significant restrictions on fund transfers internally and outside the country. In addition, the Argentine government enacted regulations to temporarily prohibit enforcement of contracts with exchange rate-based purchase price adjustments. Instead, payment under such contracts could either be made at an exchange rate negotiated by the parties or, if no such agreement were reached, a preliminary payment could be made based on a one dollar to one peso equivalent pending a final agreement. The Argentine government also required the parties to such contracts to renegotiate the price terms within 180 business days of the devaluation. During the nine months ended September 30, 2002, we recorded an exchange loss of approximately $11.9 million and $1.9 million for assets exposed to currency translation in Argentina and Venezuela, respectively, and recorded a translation gain of approximately $0.5 million for all other countries. We have renegotiated all of our agreements in Argentina. As a result of these negotiations, we received approximately $11.2 million in reimbursements in 2002 and $0.7 million in the first nine months of 2003.

Other expenses decreased by $11.9 million, or 80%, to $2.9 million during the nine months ended September 30, 2003 from $14.8 million for the nine months ended September 30, 2002. For the nine months ended September 30, 2003, other expenses included $2.9 million in charges primarily recorded to write off certain non-revenue producing assets and to record the estimated settlement of a contractual obligation. For the nine months ended September 30, 2002, other expenses included a $12.1 million write-down of investments in three non-consolidated affiliates that have experienced a decline in value that we believe to be other than temporary, a $0.5 million write-off of a purchase option for an acquisition that we have abandoned and a $2.0 million write-down of a note receivable from Aurion Technologies, Inc.

Depreciation and amortization increased by $44.5 million, or 54%, to $126.9 million during the nine months ended September 30, 2003 compared to $82.4 million during the nine months ended September 30, 2002. The increase in depreciation was primarily due to (1) $14.4 million of impairments recorded for rental fleet assets to be sold or scrapped, (2) additions to the rental fleet, including maintenance capital, which were placed in service in 2002 and the first nine months of 2003 that are included in our depreciable asset base, (3) $4.2 million in additional depreciation expense related to the adoption of FIN 46, and (4) $3.1 million in depreciation and amortization expense from the inclusion of Belleli.

Leasing expense decreased $25.1 million, or 37%, to $43.1 million during the nine months ended September 30, 2003 from $68.2 million for the nine months ended September 30, 2002. Beginning in July 2003, payments accrued under our sale leaseback transactions are included in interest expense as a result of consolidating the entities that lease compression equipment to us. See “—Cumulative effect of accounting change.”

Interest expense increased by $26.2 million, or 84%, to $57.3 million during the nine months ended September 30, 2003 from $31.1 million for the nine months ended September 30, 2002. Beginning in July 2003, our interest expense includes the payments accrued under our sale leaseback transactions of approximately $20.9 million. See “—Cumulative effect of accounting change.” In addition, our interest expense increased due to an increase in the outstanding balance of the debt payable to Schlumberger and the inclusion of Belleli’s interest expense of approximately $1.5 million. We have reclassified the distributions on our mandatorily redeemable convertible securities as interest expense; and prior periods’ financial statements have been reclassified to conform to the 2003 financial statement classification.

Due to a downturn in our business and changes in the business environment in which we operate, we completed a goodwill impairment analysis as of June 30, 2002. As a result of the analysis performed, we recorded an estimated $47.5 million impairment of goodwill attributable to our production and processing equipment fabrication business unit during the nine months ended September 30, 2002.

Provision for estimated cost of litigation settlement

Hanover and certain of its past and present officers and directors are named as defendants in a consolidated action pending in federal court that includes a putative securities class action, a putative class action arising under ERISA and derivative actions. The litigation relates principally to the matters involved in the transactions underlying the restatement of our financial statements. On October 23, 2003, we entered into a Stipulation of Settlement, which, subject to, among other things, court approval, will settle all of the claims underlying the putative securities class action, the putative ERISA class action and the shareholder derivative actions brought against us. See “Business—Legal proceedings.” The terms of the proposed settlement provide for us to: (1) make a cash payment of approximately $30 million (of which approximately $27 million was funded by payments from our directors and officers insurance carriers), (2) issue 2.5 million shares of our common stock, and (3) issue a contingent note with a principal amount of $6.7 million. The note will be payable, together with accrued interest, on March 31, 2007 but can be extinguished (with no money owing under it) if our common stock trades at or above the average price of $12.25 per share for 15 consecutive days at any time between March 31, 2004 and March 31, 2007. In addition, upon the occurrence of a change of control of us, if the change of control, or shareholder approval of the change of control, occurs within 12 months after final court approval of the settlement, we will be obligated to contribute an additional $3 million to the settlement fund. As part of the settlement, we have also agreed to implement corporate governance enhancements, including allowing large shareholders to participate in the process to appoint two independent directors to our board of directors and enhancements to our code of conduct. Our independent auditor, PricewaterhouseCoopers LLP, is not a party to the settlement and will continue to be a defendant in the putative consolidated securities class action.

GKH Investments, L.P. and GKH Private Limited (collectively “GKH”), which as of September 30, 2003 together own approximately 10% of our outstanding common stock and which sold shares in our March 2001 secondary offering of common stock, are parties to the proposed settlement and have agreed to settle claims against them that arise out of that offering as well as other potential securities, ERISA, and derivative claims. The terms of the proposed settlement provide for GKH to pay 2.5 million shares of our common stock from their holdings or from other sources.

In connection with this settlement, we initially recorded a pre-tax charge of approximately $68.7 million ($54.0 million after tax) in our first quarter 2003 financial statements. This charge included approximately $42.1 million ($27.4 million after tax), net of insurance recoveries, for our contribution of cash and estimated costs, 2.5 million Hanover common shares, and the contingent note. The charge also included approximately $26.6 million, without tax benefit, for 2.5 million Hanover common shares to be funded by GKH. Because this settlement could be considered to be a related-party transaction as defined in SEC Staff Accounting Bulletin 5-T, the fair value of the Hanover common shares to be paid by GKH was recorded as an expense in our statement of operations.

As discussed in our Quarterly Report on Form 10-Q for the three months ended March 31, 2003, we planned to seek guidance from the Office of the Chief Accountant of the SEC to determine whether the Hanover common shares provided by GKH should be recorded as an expense by us. After the submission of a detailed letter and discussions with the SEC Staff, the Staff informed us that it would not object to GKH’s portion of the settlement not being considered a related-party transaction as defined in SEC Staff Accounting Bulletin 5-T. Accordingly, the $26.6 million charge related to the 2.5 million Hanover common shares being paid by GKH could be reversed from our first quarter 2003 financial statements.

On August 6, 2003, we filed an amendment to our Quarterly Report on Form 10-Q for the three months ended March 31, 2003 to amend our first quarter 2003 financial statements to exclude the $26.6 million charge related to the 2.5 million Hanover common shares being funded by GKH. As a result, in our first quarter 2003 financial statements, as amended, we recorded a pre-tax charge of approximately $42.1 million ($27.4 million after tax), net of insurance recoveries, for our contribution of cash and estimated costs, 2.5 million Hanover common shares, and the contingent note.

In addition, in the second quarter of 2003, we adjusted our estimate of the settlement and recorded an additional $1.7 million charge due to the change in the value from May 14 to June 30, 2003 of the 2.5 million Hanover common shares contributed by us in connection with the settlement. In the third quarter of 2003, we recorded a reduction in the charge of $3.5 million to adjust our estimate of the settlement due to the additional change in the value of such common stock during the three months ended September 30, 2003.

Based on the terms of the settlement agreement, we determined that a liability related to these lawsuits was probable and that the value was reasonably estimable. Accordingly, we evaluated the individual components of the settlement in consideration of existing market conditions and established an estimate for the cost of the litigation settlement. The details of this estimate are as follows (in thousands):

	Amended First Quarter Estimated Settlement	Second and Third Quarter Adjustment to Estimated Settlement	Total

Cash	$30,050	$—	$30,050
Estimated fair value of note to be issued	5,194	—	5,194
Common stock to be issued by Hanover	26,600	(1,850)	24,750
Legal fees and administrative costs	6,929	—	6,929

Total	68,773	(1,850)	66,923
Less insurance recoveries	(26,670)	—	(26,670)

Net estimated litigation settlement	$42,103	$(1,850)	$40,253

The $5.2 million estimated fair value of the note to be issued was based on the present value of the future cash flows discounted at borrowing rates currently available to us for debt with similar terms and maturities. Using a market-borrowing rate of 11%, the principal value and the stipulated interest rate required by the note of 5% per annum, an estimated discount of $1.5 million was computed on the note to be issued. Upon the issuance of the note, the discount will be amortized to interest expense over the term of the note. Because the note could be extinguished without a payment (if our common stock trades at or above the average price of $12.25 per share for 15 consecutive days at any time between March 31, 2004 and March 31, 2007), we will be required to record an asset in future periods for the value of the embedded derivative, as required by SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), when the note is issued. This asset will be marked to market in future periods with any increase or decrease included in our statement of operations.

As of September 30, 2003, our accompanying balance sheet includes a $30.2 million long-term liability pending approval by the courts and satisfaction of certain other conditions and $34.6 million in accrued liabilities related to amounts that are expected to be paid in the next 12 months. During the second quarter of 2003, the $26.7 million receivable from the insurance carriers and $2.8 million of our portion of the cash settlement was paid into an escrow fund and is included in the accompanying balance sheet as restricted cash. Upon the approval of the settlement by the court, we will record such amounts in liabilities and stockholders’ equity, respectively, and will include the shares in our outstanding shares used for earnings per share calculations.

The final value of the settlement may differ significantly from the estimates currently recorded, depending on the market value of our common stock when the settlement is approved by the court, potential changes in the market conditions affecting the valuation of the note to be issued and whether we are required to make the additional $3 million payment in the event of a change of control. Additionally, the settlement is contingent on court approval and certain other conditions. We have the right to terminate the settlement under certain circumstances, including if more than a certain number of the plaintiffs elect to opt out of the settlement. There can be no assurances that the settlement will be approved or finalized, or that it will be approved or finalized on the terms agreed upon in the Stipulation of Settlement. Accordingly, we will revalue our estimate of the cost of the settlement on a quarterly basis until the settlement is approved by the court.

Income taxes

The provision for income taxes decreased $25.9 million, to a benefit of $18.5 million during the nine months ended September 30, 2003 from a provision of $7.4 million during the nine months ended September 30, 2002. The decrease resulted from the decrease in income before income taxes and a higher average effective tax rate on pre-tax income. The average effective income tax rates during the nine months ended September 30, 2003 and September 30, 2002 were 33% and 25%, respectively. The increase in rate was primarily due to the U.S. income tax impact of international operations, the relative weight of foreign income to U.S. income, and the non-deductible goodwill impairment charge recorded during the nine months ended September 30, 2002.

Discontinued operations

During the fourth quarter of 2002, we reviewed our business lines and the board of directors approved management’s recommendation to exit and sell our non-oilfield power generation and certain used equipment business lines. Income (loss) from discontinued operations increased $1.8 million, to net income of $1.2 million during the nine months ended September 30, 2003, from a loss of $0.6 million during the nine months ended September 30, 2002. Loss from the write-down of discontinued operations increased $8.7 million, to a loss of $12.6 million during the nine months ended September 30, 2003 from a loss of $3.9 million during the nine months ended September 30, 2002. The losses relate to write-downs of our discontinued operations to their estimated market value.

Cumulative effect of accounting change

We recorded a cumulative effect of accounting change of $86.9 million, net of tax, related to the partial adoption of FIN 46 on July 1, 2003.

In January 2003, the FASB issued FIN 46. The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved by means other than through voting rights and the determination of when and which business enterprise should consolidate the VIE in its financial statements. FIN 46 applies to an entity in which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. On October 8, 2003, the FASB provided a deferral of the latest date by which all public companies must adopt FIN 46. The deferral provides that FIN 46 be applied, at the latest, to the first reporting period ending after December 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. In addition, the deferral allowed companies to elect to adopt early the provisions of FIN 46 for some, but not all, of the variable interest entities they own. Because we are still evaluating whether we will be required to make any other potential changes in connection with our adoption of FIN 46, we have not adopted the provisions of FIN 46 other than for the entities that lease compression equipment to us, as discussed below.

Prior to July 1, 2003, we entered into five lease transactions that were recorded as a sale and leaseback of the compression equipment and were treated as operating leases for financial reporting purposes. On July 1, 2003, we adopted the provisions of FIN 46 as they relate to the special purpose entities that lease compression equipment to us. As a result of the adoption, we added approximately $1,089 million in compressor equipment assets, $192.3 million of accumulated depreciation (including approximately $58.6 million of accumulated depreciation related to periods before the sale and leaseback of the equipment), $1,105.0 million in debt and $34.6 million in minority interest obligations to our balance sheet, and we reversed $108.8 million of deferred gains that were recorded on our balance sheet as a result of the sale leaseback transactions. On July 1, 2003, we recorded a $133.7 million charge ($86.9 million net of tax) to record the cumulative effect from the adoption of FIN 46 related to prior period depreciation of the compression equipment assets. Additionally, we estimate that we will record approximately $17 million per year in additional depreciation expense on our leased compression equipment as a result of the inclusion of the compression equipment on our balance sheet and will also record the payments made under our compression equipment leases as interest expense. As of September 30, 2003, the compression assets that are owned by the entities that lease equipment to us but are now included in property, plant and equipment in our consolidated financial statements had a net book value of approximately $983.3 million, including improvements made to these assets after the sale leaseback transactions.

Net loss

Our net loss increased by $95.2 million to a loss of $136.3 million during the nine months ended September 30, 2003 from a loss of $41.1 million during the nine months ended September 30, 2002. Net loss increased primarily due to the inclusion in the nine months ended September 30, 2003 of (1) a cumulative effect of accounting change of $133.7 million ($86.9 million net of tax), (2) the write-down of certain non-core assets as discounted operations of $16.3 million ($10.6 million after tax), (3) impairments recorded for rental fleet assets to be sold or scrapped of $14.4 million ($9.8 million after tax) and the $40.3 million ($26.2 million after tax) provision for the estimated settlement cost of the securities-related litigation. This increase was partially offset by the inclusion in the nine months ended September 30, 2002 of a $47.5 million goodwill impairment charge ($44.2 million after tax) and pre-tax charges of $26.2 million ($17.0 million after tax) to write down certain non-core assets and parts and power generation inventory.

Year ended December 31, 2002 compared to year ended December 31, 2001

Revenues

Our total revenues decreased by $12.2 million, or 1%, to $1,028.8 million during the year ended December 31, 2002 from $1,041.0 million during 2001, as declining revenues in our fabrication businesses more than offset increases in revenues from our domestic and international rental business.

Revenues from rentals increased by $117.5 million, or 29%, to $518.3 million during 2002 from $400.8 million during 2001. Domestic revenues from rentals increased by $58.9 million, or 22%, to $328.6 million during 2002 from $269.7 million during 2001. International rental revenues increased by $58.6 million, or 45%, to $189.7 million during 2002 from $131.1 million during 2001. The increase in both domestic and international rental revenues resulted from expansion of our rental fleet and business acquisitions completed in 2001. During 2001, we completed two significant acquisitions: (1) in March 2001, we acquired OEC Compression Corporation, which increased our rental fleet by approximately 175,000 horsepower and (2) in August 2001, we acquired Production Operators Corporation, which increased our rental fleet by approximately 860,000 horsepower.

The increase in international rental revenues was offset in part by decreased revenues from our Venezuelan operations. In December 2002, certain opponents of Venezuelan President Hugo Chavez initiated a country-wide strike by workers of the national oil company in Venezuela. This strike, a two-month long walkout, had a significant negative impact on Venezuela’s economy and temporarily shut down its oil industry. As a result, during the fourth quarter of 2002, our international rental revenues decreased by approximately $2.7 million as a result of the disruption in our operations in Venezuela. At December 31, 2002, we had approximately $21.5 million in outstanding receivables related to our Venezuelan operations.

At December 31, 2002, the compressor rental fleet consisted of approximately 3,514,000 horsepower, a 1% increase over the 3,477,000 horsepower in the rental fleet at December 31, 2001. Domestic horsepower in the rental fleet decreased by 1% to 2,654,000 horsepower at December 31, 2002 from approximately 2,696,000 horsepower at December 31, 2001 and international horsepower increased by 10% to 860,000 horsepower at December 31, 2002 from approximately 781,000 horsepower at December 31, 2001.

Revenues from parts, service and used equipment increased by $8.9 million, or 4%, to $223.8 million during 2002 from $214.9 million during 2001. This increase was due to a $26.5 million gas plant sale transaction and a $20.1 million compression equipment sale transaction offset by lower revenues as a result of weaker market conditions.

Revenues from compressor and accessory fabrication decreased by $109.5 million, or 49%, to $114.0 million during 2002 from $223.5 million during 2001. During 2002, an aggregate of approximately 150,900 horsepower of compression equipment was fabricated and sold compared to approximately 366,000 horsepower fabricated and sold during 2001.

Revenues from production and processing equipment fabrication decreased by $34.3 million, or 19%, to $149.7 million during 2002 from $184.0 million during 2001. In July 2002, we increased our ownership of Belleli to 40.3% from 20.3% by converting a $4.0 million loan to Belleli into additional equity ownership. In November 2002, we increased our ownership to 51% by exchanging a $9.4 million loan to the other principal owner of Belleli for additional equity ownership and began consolidating the results of Belleli’s operations. Production and processing equipment revenues included $15.4 million in revenues from the consolidation of Belleli since November 21, 2002. Excluding Belleli, revenues from our fabrication businesses declined by 27% due to decreased capital spending by our customers in 2002 caused by weak economic market conditions and political and economic events in South America that resulted in lower drilling and new well completion activity by oil and gas producers. The average North American rig count decreased by 27% in 2002 to 1,097 from 1,497 in 2001 and the twelve-month rolling average Henry Hub natural gas price decreased to $3.22 per Mcf in December 2002 from $4.26 per Mcf in December 2001.

Equity in earnings in subsidiaries increased $9.4 million, or 101%, to $18.8 million during 2002, from $9.4 million during 2001. This increase was primarily due to our acquisition of POC, which included interests in three joint venture projects in South America. These joint ventures contributed $21.2 million in equity earnings for 2002 compared to $8.1 million in equity earnings in 2001 that were partially offset by a decrease in equity earnings from Hanover Measurement Services Company LP, which decreased to a loss of $2.2 million in 2002 from $0.8 million in income in 2001.

Expenses

Operating expenses from domestic rentals increased by $25.6 million, or 27%, to $120.8 million during 2002 from $95.2 million during 2001. Operating expenses from international rentals increased by $11.8 million, or 26%, to $57.6 million during 2002 from $45.8 million during 2001. The increase in rental expenses resulted primarily from the increased rental business and the corresponding 22% and 45% increase in domestic and international rental revenues, respectively, over revenues for the corresponding period in 2001. The gross profit percentage from domestic and international rentals was approximately 63% and 70%, respectively, during 2002 and 65% and 65%, respectively, in 2001. The decrease in domestic rentals gross profit percentage was primarily due to weaker domestic market conditions. The increase in international rentals gross profit percentage was due to the increase in revenues in 2002 without a corresponding increase in expenses.

Operating expenses of our parts, service and used equipment segment increased by $27.1 million, or 18%, to $179.8 million, during 2002, compared to $152.7 million in 2001, which partially relates to the increase in parts, service and used equipment activity which corresponds to the 4% increase in parts, service and used equipment revenue. The gross profit margin from parts, service and used equipment was 20% during 2002 down from 29% in 2001. In 2002, parts and service revenue included $62.4 million in used equipment sales at a 13% gross margin, compared to $28.0 million in 2001, with a 31% gross margin. Approximately four percentage points of the decrease in gross profit margin for parts, service and used equipment was due to a low margin gas plant sale transaction and a low margin compressor sale transaction. In addition, approximately three percentage points of the decrease in gross margin was due to $6.8 million in inventory write-downs and reserves for parts that were either obsolete, excess or carried at a price above market value. The remainder of the decrease was primarily due to the impact of weaker market conditions on sales volume and margins.

Operating expenses of compressor fabrication decreased by $88.7 million, or 47%, to $99.4 million during 2002 from $188.1 million during 2001, commensurate with the decrease in compressor fabrication business and revenue. The gross profit margin on compression fabrication was 13% during 2002 down from 16% in 2001. The operating expenses attributable to production equipment fabrication decreased by $20.4 million, or 14%, to $127.4 million during 2002 from $147.8 million during 2001. The gross profit margin attributable to production and processing equipment fabrication was 15% during 2002, down from 20% in 2001. The decrease in gross profit margin for compression and accessory fabrication and production and processing equipment fabrication was attributable to lower sales levels without a corresponding decrease in overhead and the impact of weaker market conditions on sales margins.

Selling, general and administrative expenses increased $61.5 million, or 67%, to $153.7 million in 2002 from $92.2 million in 2001. The increase was attributable to increased personnel and other selling and administrative activity in our business segments resulting from the acquisitions completed during 2001. We also recorded $3.8 million in employee separation costs relating to our announced reduction in our work force and management changes and approximately $11.6 million in additional legal and accounting costs, a significant portion of which was associated with our board of directors and Special Litigation Committee review of certain transactions, the restatement of our financial results and the SEC investigation.

Depreciation and amortization increased by $62.4 million, or 70%, to $151.2 million during 2002 compared to $88.8 million during 2001. During 2002 we recorded a $34.5 million charge included in depreciation and amortization expense for reductions in the carrying value of certain idle compression equipment that is being retired and the acceleration of depreciation related to certain plants and facilities expected to be sold or abandoned. The remaining increase in depreciation was due to the additions to the rental fleet, partially offset by the change in estimated lives of certain compressors. After a review of the estimated economic lives of our compression fleet, on July 1, 2001 we changed our estimate of the useful life of certain compression equipment to range from 15 to 30 years instead of a uniform 15-year depreciable life. Our new estimated lives are based upon our experience, maintenance program and the different types of compressors presently in our rental fleet. We believe our new estimate reflects the economic useful lives of the compressors more accurately than a uniform useful life applied to all compressors regardless of their age or performance characteristics. The effect of this change in estimate on 2002 was a decrease in depreciation expense of approximately $14.4 million and an increase in net income of approximately $8.6 million ($0.11 per share).

In addition, because we sold compressors in sale leaseback transactions in August 2001, depreciation expense was reduced by approximately $36 million in 2002 compared to approximately $43 million in 2001. The decrease in depreciation in 2002 from 2001 was due to our change in estimate of useful lives of our compressors on July 1, 2001 as discussed above.

The increase in depreciation was also offset by the decrease in goodwill amortization due to our adoption of SFAS 142. Under SFAS 142, amortization of goodwill over an estimated useful life was discontinued. Instead, goodwill amounts became subject to a fair value-based annual impairment assessment. During 2001, approximately $11.6 million in goodwill amortization was recorded.

We incurred leasing expense of $91.5 million during 2002 compared to $78.0 million during 2001. The increase of $13.5 million was attributable to the sale leaseback transactions we entered into in August 2001 and was partially offset by the unrealized gains and losses recorded related to two of our interest rate swaps. In connection with these leases, we were obligated to prepare registration statements and complete an exchange offer to enable the holders of the notes issued by the lessors to exchange their notes for notes that were registered under the Securities Act of 1933. Because the exchange offer was not completed until March 13, 2003, we were required to pay additional leasing expense in the amount of approximately $105,600 per week until March 13, 2003. The additional leasing expense began accruing on January 28, 2002. In 2002, we recorded additional leasing expense of approximately $5.1 million related to the registration and exchange offering obligations.

The fair value of our derivative instruments (interest rate swaps) increased by $3.2 million during 2002 while the fair value decreased by $7.6 million in 2001. These changes in fair value were due to the recognition of an unrealized change in the fair value of our interest rate swaps that we had not designated as cash flow hedges under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities.” The unrealized gains and losses are reflected in our leasing expense.

Interest expense increased by $19.5 million to $43.4 million during 2002 from $23.9 million during 2001. The increase in interest expense was due to higher levels of outstanding debt partially offset by lower effective interest rates.

Foreign currency translation expense increased by $10.1 million, or 152%, to $16.8 million during 2002 compared to $6.7 million during 2001. The increase was primarily due to our operations in Argentina and Venezuela. In January 2002, Argentina devalued its peso against the U.S. dollar and imposed significant restrictions on funds transfers internally and outside the country. In addition, the Argentine government enacted regulations to temporarily prohibit enforcement of contracts with exchange rate-based purchase price adjustments. Instead, payment under such contracts could either be made at an exchange rate negotiated by the parties or, if no such agreement was reached, a preliminary payment could be made based on a one dollar to one peso equivalent pending a final agreement. The Argentine government also required the parties to such contracts to renegotiate the price terms within 180 days of the devaluation. We have renegotiated all of our agreements in Argentina. As a result of these negotiations, we received approximately $11.2 million in partial reimbursements in 2002. We recorded $1.5 million of these partial reimbursements in translation expense and $9.7 million in revenues from international rentals. During 2002, we recorded an exchange loss of approximately $9.9 million and $5.8 million for assets exposed to currency translation in Argentina and Venezuela, respectively and recorded a translation loss of approximately $1.1 million for all other countries.

Due to a downturn in our business and changes in the business environment in which we operate, we completed a goodwill impairment analysis as of June 30, 2002. As a result of the test performed as of June 30, 2002, we recorded an estimated $47.5 million impairment of goodwill attributable to our production and processing equipment fabrication business in the second quarter of 2002. The second step of the impairment test required us to allocate the fair value of the production and processing equipment business to its assets. We performed the second step of the goodwill impairment test in the third quarter of 2002 and determined that no adjustment to the impairment, recorded in the second quarter, was required. We estimated the fair value of our reporting units using a combination of the expected present value of future cash flows and the market approach, which uses actual market sales. In the fourth quarter of 2002, we also recorded a $4.6 million goodwill impairment related to our pump division, which is expected to be sold during the next 12 months.

Other expenses increased $17.9 million, or 184%, to $27.6 million during 2002 compared to $9.7 million during 2001. Other expenses in 2002 included $15.9 million of write-downs and charges related to investments in four non-consolidated affiliates that had experienced a decline in value that we believed to be other than temporary, a $0.5 million write-off of a purchase option for an acquisition that we had abandoned, $2.7 million in other non-operating costs and a $8.5 million write-down of notes receivable including a $6.0 million reserve established for loans to employees who were not executive officers. Other expenses in 2001 included a $2.7 million bridge loan commitment fee associated with our acquisition of POC, a $5.0 million write-down of an investment in Aurion Technologies, Inc., a $1.0 million litigation settlement and $1.0 million in other non-operating expenses.

Income taxes

The provision for income taxes decreased by $60.0 million, or 141%, to a tax benefit of $17.6 million during 2002 from $42.4 million of tax expense during 2001. The decrease resulted primarily from the corresponding decrease in income before income taxes. The average effective income tax rates during 2002 and 2001 were 19.0% and 37.8%, respectively. The decrease in the effective tax rate was due primarily to a nondeductible goodwill impairment charge, United States income tax impact of international operations and valuation allowances against certain net operating losses. The effective tax rate benefited from non-United States foreign exchange losses deductible for tax in excess of book losses.

Discontinued operations

During the fourth quarter of 2002, we reviewed our business lines and our board of directors approved management’s recommendation to exit and sell our non-oilfield power generation and certain used equipment business lines. In the fourth quarter of 2002, we recorded a pre-tax charge of $52.3 million ($36.4 million, net of tax) to write down our investment in discontinued operations to current estimated fair market values. In addition, these operations recorded approximately $6.0 million ($3.9 million, net of tax) in write-downs that were recorded in the second quarter of 2002. Discontinued operations included three non-oilfield power generation projects in California and related inventory and certain of our used equipment divisions.

Income (loss) from discontinued operations decreased $3.9 million, or 130%, to a net loss of $0.9 million during 2002 from net income of $3.0 million during 2001. The decrease in net income was primarily attributable to weaker market conditions which affected sales volume and gross margins.

Net income

Net income decreased $188.5 million, or 260%, to a net loss of $116.1 million during 2002 from net income of $72.4 million during 2001 primarily due to (1) the decline in market conditions which affected our compressor and accessory fabrication and production and processing equipment sales and gross profits, (2) a $6.7 million pre-tax inventory write-down, (3) a $34.5 million charge included in depreciation and amortization expense for reductions in the carrying value of certain idle units of our compression fleet that are being retired and the acceleration of depreciation related to certain plants and facilities expected to be sold or abandoned, (4) an increase in selling, general and administrative expenses, depreciation expense, leasing expense, foreign currency translation expense and interest expense, (5) a $52.1 million goodwill impairment and (6) a $40.3 million charge to write down investments in discontinued operations to their estimated fair market values.

Year ended December 31, 2001 compared to year ended December 31, 2000

Revenues

Our total revenues increased by $494.2 million, or 90%, to $1,041.0 million during the year ended December 31, 2001 from $546.8 million during 2000. The increase in revenues resulted from growth in horsepower of our natural gas compressor rental fleet, internal growth in our fabrication business and outsourcing businesses, which include compression, gas treating, process measurement and oilfield power generation, as well as growth due to business acquisitions completed in 2001 and 2000.

Revenues from rentals increased by $147.0 million, or 58%, to $400.8 million during 2001 from $253.8 million during 2000. Domestic revenues from rentals increased by $97.2 million, or 56%, to $269.7 million during 2001 from $172.5 million during 2000. International rental revenues increased by $49.8 million, or 61%, to $131.1 million during 2001 from $81.3 million during 2000.

The increase in both domestic and international rental revenue resulted from expansion of our rental fleet and business acquisitions completed in 2001 and 2000. At December 31, 2001, our compressor rental fleet consisted of approximately 3,477,000 horsepower, a 62% increase over the 2,151,000 horsepower in the rental fleet at December 31, 2000. Domestically, our rental fleet increased by 955,000 horsepower, or 55%, during 2001 and internationally by 371,000 horsepower, or 90%.

Revenue from parts, service and used equipment increased by $101.4 million, or 89%, to $214.9 million during 2001 from $113.5 million during 2000. This increase was due in part to an increase in our marketing focus for this business segment, as well as expansion of business activities through acquisitions. Approximately 40% of the increase in parts, service and used equipment revenues resulted from business acquisitions. Revenues from compressor fabrication increased by $133.2 million, or 148%, to $223.5 million during 2001 from $90.3 million during 2000. Approximately 47% of this increase was due to the acquisition of Dresser-Rand Company’s compression service division in September 2000 and the POC acquisition in August 2001. During 2001, an aggregate of approximately 366,000 horsepower of compression equipment was fabricated and sold compared to approximately 166,000 horsepower fabricated and sold during 2000.

Revenues from production and processing equipment fabrication increased by $104.9 million, or 133%, to $184.0 million during 2001 from $79.1 million during 2000. Of this increase, 48% was due to the acquisition of APSI during June 2000 and the remainder of the increase was due to an improvement in market conditions in the process equipment business compared to conditions that existed in 2000.

Equity in earnings in subsidiaries increased by $5.8 million, or 166%, to $9.3 million during 2001 from $3.5 million during 2000. This increase was primarily due to our acquisition of POC, which included interests in three joint venture projects in South America. These joint ventures contributed $8.1 million in equity earnings for 2001 that were partially offset by a decrease in equity earnings from Collicutt Hanover Mechanical Services, which decreased to a loss of $257,000 in 2001 from $786,000 in income in 2000.

Expenses

Operating expenses of the rental segments increased by $53.0 million, or 60%, to $141.0 million during 2001 from $88.0 million during 2000. The increase resulted primarily from an increase in business activity which corresponds with the 58% increase in revenues from rentals in 2001. The gross profit percentage from rentals was approximately 65% during 2001 and 2000.

Operating expenses of our parts, service and used equipment segment increased by $72.7 million, or 91%, to $152.7 million during 2001 compared to $80.0 million in 2000, which relates to an increase in business activity which corresponds to the 89% increase in parts, service and used equipment revenue. The gross profit margin from parts, service and used equipment was 29% during 2001 and 30% during 2000. Operating expenses of compressor fabrication increased by $111.3 million, or 145%, to $188.1 million during 2001 from $76.8 million during 2000, commensurate with the increase in compressor fabrication business and revenue. The gross profit margin on compression fabrication was 16% during 2001 and 15% during 2000. The operating expenses attributable to production equipment fabrication increased by $85.1 million, or 136%, to $147.8 million during 2001 from $62.7 million during 2000. The gross profit margin attributable to production and processing equipment fabrication was 20% during 2001 and 21% during 2000.

Selling, general and administrative expenses increased $40.4 million, or 78%, to $92.2 million during 2001 from $51.8 million during 2000. The increase was attributable to increased personnel and other administrative and selling expenses associated with business acquisitions completed during 2001 and 2000 as well as increased activity in our business segments.

Depreciation and amortization increased by $36.6 million, or 70%, to $88.8 million during 2001 compared to $52.2 million during 2000. The increase in depreciation was due to the additions to the rental fleet that were partially offset by an approximately $12 million decrease in depreciation as a result of the sale of compression equipment into the equipment leases in March, August and October 2000 and in August 2001. The increase in amortization of approximately $6.5 million was due to additional goodwill recorded from business acquisitions completed during 2001 and 2000.

After a review of the estimated economic lives of our compression fleet, on July 1, 2001 we changed our estimates of the useful life of certain compression equipment to range from 15 to 30 years instead of a 15-year depreciable life. The new estimated lives were based upon the different types of compressors in our rental fleet rather than a blanket life applied to all compressors and more accurately reflected the economic lives of the compressors. The effect of this change in estimates on the year ended December 31, 2001 was a decrease in depreciation expense of approximately $5 million and an increase in net income of approximately $3.1 million ($0.04 per share).

We incurred leasing expenses of $78.0 million during 2001 compared to $45.5 million during 2000. The increase of $32.5 million resulted from the additional equipment leases entered into in 2001 and 2000 and the unrealized loss of $7.6 million recorded related to the change in fair value of two of our interest rate swaps.

Interest expense increased by $8.9 million to $23.9 million during 2001 from $15.0 million for 2000. The increase in interest expense is due to higher levels of outstanding debt partially offset by lower effective interest rates.

Foreign currency translation expense for the year ended December 31, 2001 was $6.7 million, primarily due to our operations in Argentina and Venezuela. Due to the currency exposure in Argentina and Venezuela, we recorded an exchange loss during 2001 of approximately $5.2 million and $1.2 million, respectively, for assets exposed to currency translation risk in these countries.

Other expenses during 2001 were $9.7 million, which included a $2.7 million bridge loan commitment fee associated with our acquisition of POC, a $5.0 million write-down of an investment in Aurion Technologies, Inc., a $1.0 million litigation settlement and $1.0 million in other non-operating expenses.

Income taxes

The provision for income taxes increased by $14.6 million, or 53%, to $42.4 million during 2001 from $27.8 million during 2000. The increase resulted primarily from the corresponding increase in income before income taxes. The average effective income tax rates during 2001 and 2000 were 37.8% and 37.1%, respectively.

Net income

Net income increased $22.8 million, or 46%, to $72.4 million during 2001 from $49.6 million during 2000 due to the increase in revenues and gross profits discussed above.

Leasing transactions and accounting change for FIN 46

We are the lessee in five transactions involving the sale of compression equipment by us to special purpose entities, which in turn lease the equipment back to us. At the time we entered into the leases, these transactions had a number of advantages over other sources of capital then available to us. The sale leaseback transactions (1) enabled us to affordably extend the duration of our financing arrangements and (2) reduced our cost of capital.

Prior to our first sale leaseback transaction in 1998, we financed our growth in compression assets by drawing down on our bank credit facility with a commercial bank. While highly flexible and well priced, the bank credit facility represented a short-term funding strategy to finance long-term assets. Sale leaseback transactions can reduce refinancing risk by extending the duration of our capital commitments.

Sale leaseback transactions also provided capital to us at a lower cost compared to other sources then available to us. Lenders to the special purpose entities did not require as high a rate of interest because their capital risk was mitigated by a perfected, first priority security interest in the compression equipment, as well as a residual value guarantee provided by us. The reduced capital risk associated with our sale leaseback transactions had the effect of reducing our leasing expense as compared to an unsecured borrowing. We will continue to evaluate sale leaseback transactions as well as consider other forms of financing for cost effectiveness as future capital needs arise.

We also believe that the sale leaseback transactions represent a source of capital in addition to the commercial bank financing that we traditionally use. This diversification of our capital sources has broadened our access to capital and allowed us to expand our operations.

In August 2001 and in connection with the acquisition of POC, we completed two sale leaseback transactions involving certain compression equipment. Concurrent with these transactions, we exercised our purchase option under our July 1998 operating lease for $200 million. Under one sale leaseback transaction, we received $309.3 million in proceeds from the sale of certain compression equipment. Under the second sale leaseback transaction, we received $257.8 million in proceeds from the sale of additional compression equipment. Under the first transaction, the equipment was sold and leased back by us for a seven-year period and will continue to be deployed by us in the normal course of our business. The agreement calls for semi-annual rental payments of approximately $12.8 million in addition to quarterly rental payments of approximately $0.2 million. Under the second transaction, the equipment was sold and leased back by us for a ten-year period and will continue to be deployed by us in the normal course of our business. The agreement calls for semi-annual rental payments of approximately $10.9 million in addition to quarterly rental payments of approximately $0.2 million. We have options to repurchase the equipment under certain conditions as defined by the lease agreements. Through September 30, 2003, we incurred transaction costs of approximately $18.6 million related to these transactions. These costs are included in intangible and other assets and are being amortized over the respective lease terms.

In October 2000, we completed a $172.6 million sale leaseback transaction of compression equipment. In March 2000, we entered into a separate $200 million sale leaseback transaction involving certain compression equipment. Under the March transaction, we received proceeds of $100 million from the sale of compression equipment at the first closing in March 2000, and in August 2000, we completed the second half of the equipment lease and received an additional

$100 million for the sale of additional compression equipment. In June 1999, we completed a $200 million sale leaseback transaction involving certain compression equipment. Under our 1999 and 2000 lease agreements, the equipment was sold and leased back by us for a five-year term and will be used by us in our business. We have options to repurchase the equipment under the 2000 and 1999 leases, subject to certain conditions set forth in these lease agreements. We intend to exercise our option to repurchase the equipment under the 1999 lease agreement in connection with our repayment of the outstanding indebtedness under our 1999A equipment lease notes with the net proceeds from the offering of the notes together with available cash. The lease agreements call for variable quarterly payments that fluctuate with the London Interbank Offering Rate and have covenant restrictions similar to our bank credit facility. We incurred an aggregate of approximately $7.5 million in transaction costs for the leases entered into in 2000 and 1999, which are included in intangible and other assets on the balance sheet and are being amortized over the respective lease terms of the respective transactions.

The following table summarizes as of September 30, 2003 the proceeds, residual guarantee (maximum exposure to loss) and lease termination date for equipment leases:

Lease	Sale Proceeds	Residual Value Guarantee	Lease Termination Date

(In thousands)
June 1999(1)	$200,000	$166,000	June 2004
March and August 2000	200,000	166,000	March 2005
October 2000	172,589	142,299	October 2005
August 2001	309,300	232,000	September 2008
August 2001	257,750	175,000	September 2011

(1) We intend to use the net proceeds from the offering of the notes together with available cash to repay the outstanding indebtedness under our June 1999 equipment lease notes. See “Use of proceeds.”

We made residual value guarantees under the lease agreements that are due upon termination of the leases and which may be satisfied by a cash payment or the exercise of our equipment purchase options under the terms of the lease agreements. The residual value guarantees and other lease terms, which are based on negotiation between us and third-party lessors, were supported by equipment appraisals and analysis.

In connection with the compression equipment leases entered into in August 2001, we were obligated to prepare registration statements and complete an exchange offer to enable the holders of the notes issued by the lessors to exchange their notes with notes registered under the Securities Act of 1933. Because of the restatement of our financial statements, the exchange offer was not completed pursuant to the time line required by the agreements related to the compression equipment lease obligations and we were required to pay additional lease expense in an amount equal to $105,600 per week until the exchange offering was completed. The additional lease expense began accruing on January 28, 2002 and increased our lease expense by $5.1 million during 2002. The registration statements became effective in February 2003. The exchange offer was completed and the requirement to pay the additional lease expense ended on March 13, 2003.

In February 2003, we executed an amendment to our bank credit facility and the compression equipment leases entered into in 1999 and 2000. See “—Liquidity and capital resources.”

Prior to July 1, 2003, these five lease transactions were recorded as a sale and leaseback of the compression equipment and were treated as operating leases for financial reporting purposes.

On July 1, 2003, we adopted the provisions of FIN 46 as they relate to the special purpose entities that lease compression equipment to us. As a result of the adoption, we added approximately $1,089 million in compressor equipment assets, $192.3 million of accumulated depreciation (including approximately $58.6 million of accumulated depreciation related to periods before the sale and leaseback of the equipment), $1,105.0 million in debt and $34.6 million in minority interest obligations to our balance sheet, and we reversed $108.8 million of deferred gains that were recorded on our balance sheet as a result of the sale leaseback transactions. On July 1, 2003, we recorded a $133.7 million charge ($86.9 million net of tax) to record the cumulative effect from the adoption of FIN 46 related to prior period depreciation of the compression equipment assets. Additionally, we estimate that we will record approximately $17 million per year in additional depreciation expense on our leased compression equipment as a result of the inclusion of the compression equipment on our balance sheet and will also record the payments made under our compression equipment leases as interest expense. As of September 30, 2003, the compression assets that are owned by the entities that lease equipment to us but are now included in property, plant and equipment in our consolidated financial statements had a net book value of approximately $983.3 million, including improvements made to these assets after the sale leaseback transactions.

Liquidity and capital resources

Our cash balance amounted to $33.5 million at September 30, 2003 compared to $19.0 million at December 31, 2002. Our principal source of cash during the nine months ended September 30, 2003 was approximately $85.3 million in cash flow from operations. Principal uses of cash during the nine months ended September 30, 2003 were capital expenditures of $105.2 million.

Working capital decreased to $55.7 million at September 30, 2003 from $212.1 million at December 31, 2002. The decrease in working capital was primarily due to the reclassification of our $194 million 1999A equipment lease note, which matures in June 2004, to current debt. This obligation was recorded on our balance sheet in July 2003 upon consolidation of the entities which lease equipment to us when we adopted FIN 46 for our sale leaseback transactions.

We invested $105.2 million in property, plant and equipment during the nine months ended September 30, 2003, primarily for international rental projects and maintenance capital. As of September 30, 2003, we had approximately 3,508,000 horsepower in the rental fleet with approximately 2,583,000 horsepower domestically and approximately 925,000 horsepower in the international rental fleet.

Working capital decreased to $212.1 million at December 31, 2002 from $275.1 million at December 31, 2001, primarily as a result of a reduction in accounts receivable related to lower operating levels in the fourth quarter of 2002 compared to the fourth quarter of 2001. We invested $250.2 million in property, plant and equipment in 2002 and added approximately 37,000 net horsepower to our rental fleet.

In February 2003, we executed an amendment to our bank credit facility and the agreements related to certain of our compression equipment lease obligations that we entered into in 1999 and 2000. The amendment, which was effective as of December 31, 2002, modified certain financial covenants to allow us greater flexibility in accessing the capacity under the bank credit facility to support our short-term liquidity needs. In addition, at the higher end of our permitted consolidated leverage ratio, the amendment increased the commitment fee under the bank credit facility by 0.125% and increased the interest rate margins used to calculate the applicable interest rates under all of the agreements by up to 0.75%. Any increase in our interest costs as a result of the amendment as compared to the bank credit facility prior to the amendment depends on our consolidated leverage ratio at the end of each quarter, the amount of indebtedness outstanding and the interest rate quoted for the benchmark selected by us. As part of the amendment, we granted the lenders under these agreements a security interest in the inventory, equipment and certain other property of Hanover and its domestic subsidiaries, and pledged 66% of the equity interest in certain of our foreign subsidiaries. This amendment also restricts our capital spending to $200 million in 2003. In consideration for obtaining the amendment, we agreed to pay approximately $1.8 million in fees to the lenders under these agreements.

Our bank credit facility as so amended provides for a $350 million revolving credit facility that matures on November 30, 2004. Advances bear interest at (a) the greater of the administrative agent’s prime rate, the federal funds effective rate, or the base CD rate, or (b) a eurodollar rate, plus, in each case, a specified margin (3.4% and 3.2% weighted average interest rate at September 30, 2003 and December 31, 2002, respectively). A commitment fee based upon a percentage of the average available commitment is payable quarterly to the lenders participating in the bank credit facility. This fee ranges from 0.25% to 0.50% per annum and fluctuates with our consolidated leverage ratio. In addition to the drawn balance on our bank credit facility, as of September 30, 2003, we had $71.7 million in letters of credit outstanding under the bank credit facility. Our bank credit facility contains certain financial covenants and limitations on, among other things, indebtedness, liens, leases and sales of assets. Our bank credit facility also limits the payment of cash dividends on our common stock to 25% of our net income for the period from December 1, 2001 through November 30, 2004.

As of September 30, 2003, we were in compliance with all material covenants and other requirements set forth in our bank credit facility, agreements related to our compression equipment lease obligations and indentures. Giving effect to the covenant limitations in our bank credit facility, the liquidity available under that facility as of September 30, 2003 was approximately $25 million. Our cash balance amounted to $33.5 million at September 30, 2003. Because our bank credit facility will mature in November 2004, it will be reported as a current liability on our balance sheet for the year ended December 31, 2003, if not amended or replaced prior to such date.

While there is no assurance, we believe based on our current projections that we will be in compliance with the financial covenants in our bank credit facility and the agreements related to our compression equipment lease obligations at December 31, 2003, although, with respect to certain of the covenants, a relatively small change in our actual results as compared to our current projections could cause us not to be in compliance with such covenants.

Under the February 2003 amendment, certain of the financial covenants contained in our bank credit facility and the agreements related to certain of our compression equipment lease obligations revert back to more restrictive covenants with which we must be in compliance at the end of each fiscal quarter ending after December 31, 2003, or we will be in default under the bank credit facility. With respect to the more restrictive financial covenants that will be in effect for the quarter ending March 31, 2004, if our bank credit facility is not amended or replaced by such date, we believe based on our current projections that we would probably not be in compliance with such covenants at such date. However, we currently have bank commitments totaling $345 million for the Proposed Bank Credit Facility with different and/or less restrictive covenants which would apply to us upon closing of the Proposed Bank Credit Facility. While there is no assurance, we believe based on our current projections that we will be in compliance with the financial covenants contained in the Proposed Bank Credit Facility at December 31, 2003 and March 31, 2004.

The bank commitments under the Proposed Bank Credit Facility expire on December 31, 2003, and if we do not close the Proposed Bank Credit Facility prior to that date, we will have to request that the banks extend their commitments. There is no assurance that the banks will extend their commitments on the same terms or at all. In addition, the closing of this Proposed Bank Credit Facility is contingent on the finalization of documentation, the contemporaneous or earlier closing of at least $275 million of specified new financings to refinance a portion of our existing indebtedness and satisfaction of other customary conditions. If we close both the concurrent offering of our convertible senior notes and the offering of the notes offered hereby, we will satisfy the condition that we effect at least $275 million of new financings. There is no assurance that we will be able to satisfy all the conditions to close the Proposed Bank Credit Facility. If we are not able to close the Proposed Bank Credit Facility on a timely basis, then we expect to seek an amendment or waiver of the applicable financial covenants in our existing agreements. Although we believe we would be able to obtain a satisfactory amendment or waiver, there is no assurance we will be able to do so. Such an amendment or waiver could impose additional restrictions on us and could involve additional fees payable to the banks, which could be significant. If we are unable to meet the applicable financial covenants under our bank credit facility and we fail to obtain an amendment or waiver with respect thereto, then we could be in default under our bank credit facility and certain of our agreements related to our compression equipment lease obligations and other debt. A default under our bank credit facility or these agreements would trigger cross-default provisions under the agreements relating to certain of our other debt obligations. Such defaults would have a material adverse effect on our liquidity, financial position and operations.

We may carry out new customer projects through rental fleet additions and other related capital expenditures. We generally invest funds necessary to make these rental fleet additions when our idle equipment cannot economically fulfill a project’s requirements and the new equipment expenditure is matched with long-term contracts whose expected economic terms exceed our return on capital targets. During 2003, we plan to spend approximately $150 to $175 million on capital expenditures including (1) rental equipment fleet additions, (2) approximately $60 million on equipment overhauls and other maintenance capital and (3) our additional $15 million investment in Belleli. The February 2003 amendment to our bank credit facility restricts our capital spending to $200 million in 2003. We expect that our 2003 capital spending, net of proceeds from equipment sales and excluding our additional $15 million investment in Belleli, will be within operating cash flows, excluding working capital needs. As a result of our agreement to settle the securities-related litigation, we will be required to pay approximately $5.0 million in estimated expenses over the next 12 months in addition to the amount held in escrow and reported as restricted cash on our condensed consolidated balance sheet. Historically, we have funded our capital requirements with a combination of internally generated cash flow, borrowing under a bank credit facility, sale leaseback transactions, raising additional equity and issuing long-term debt.

We believe that cash flow from operations and borrowing under our bank credit facility will provide us with adequate capital resources to fund our estimated level of capital expenditures through December 31, 2003, and, if closed, the Proposed Bank Credit Facility, together with the financings contemplated by that facility and cash flow from operations will provide us adequate capital resources to fund our estimated level of capital expenditures for the near term. Since capital expenditures are largely discretionary, we believe we would be able to significantly reduce them, in a reasonably short time frame, if expected cash flows from operations were not realized. As of September 30, 2003, we had approximately $172.0 million in borrowings and approximately $71.7 million in letters of credit outstanding on bank credit facility (3.4% weighted average effective rate at September 30, 2003). The letters of credit expire between 2003 and 2007. Our bank credit facility permits us to incur indebtedness, subject to covenant limitations described above, up to a $350 million credit limit, plus, in addition to certain other indebtedness, an additional $300 million in subordinated unsecured indebtedness and $125 million of other unsecured indebtedness. In addition, our bank credit facility permits us to enter into future sale leaseback transactions with respect to equipment having a value not in excess of $300 million.

In addition to purchase money and similar obligations, the indentures and the agreements related to our compression equipment lease obligations for our 2001A and 2001B sale leaseback transactions permit us to incur indebtedness up to the $350 million credit limit under our bank credit facility, plus (1) an additional $75 million in unsecured indebtedness and (2) any additional indebtedness so long as, after incurring such indebtedness, our ratio of the sum of consolidated net income before interest expense, income taxes, depreciation expense, amortization of intangibles, certain other non-cash charges and rental expense to total fixed charges (all as defined and adjusted by the agreements), or our “coverage ratio,” is greater than 2.25 to 1.0 and no default or event of default has occurred or would occur as a consequence of incurring such additional indebtedness and the application of the proceeds thereon. The indentures and agreements related to our compression equipment lease obligations for our 2001A and 2001B sale leaseback transactions define indebtedness to include the present value of our rental obligations under sale leaseback transactions and under facilities similar to our compression equipment operating leases. As of September 30, 2003, Hanover’s coverage ratio was less than 2.25 to 1.0 and therefore as of such date we could not incur indebtedness other than under our bank credit facility and up to an additional $75 million in unsecured indebtedness and certain other permitted indebtedness, including certain refinancing indebtedness. We believe the Proposed Bank Credit Facility is within the types of refinancing indebtedness allowed under these agreements.

In February 2003, Moody’s announced that it had downgraded by one notch our senior implied credit rating, our 4.75% Convertible Senior Notes rating and our 7.25% Mandatorily Redeemable Convertible Preferred Securities rating to Ba3, B2 and B3, respectively, and Standard & Poor’s announced that it had lowered our corporate credit rating to BB-. In addition, both rating agencies placed us on negative watch. In June 2003, Standard & Poor’s assigned a B- rating to our Zero Coupon Subordinated Notes due March 31, 2007. On November 19, 2003, Standard & Poor’s affirmed our corporate credit rating and the rating of our Zero Coupon Subordinated Notes. Standard & Poor’s outlook remains negative. In July 2003, Moody’s confirmed the credit ratings set forth above and assigned a B3 rating to our Zero Coupon Subordinated Notes. On November 21, 2003, Moody’s announced that it had further downgraded our senior implied credit rating, our 4.75% Convertible Senior Notes rating and our 7.25% Mandatorily Redeemable Convertible Preferred Securities rating to B1, B3 and Caa1, respectively, that it had rated our Zero Coupon Subordinated Notes as Caa1 and that it had changed our outlook to stable. Recently, Moody’s and Standard & Poor’s have rated the notes offered hereby B3 and B, respectively. We do not have any credit rating downgrade provisions in our debt agreements or the agreements related to our compression equipment lease obligations that would accelerate their maturity dates. However, a further downgrade in our credit rating could materially and adversely affect the market price of the notes and our ability to renew existing, or obtain access to new, credit facilities in the future and could increase the cost of such facilities. Should this occur, we might seek alternative sources of funding.

In May 2003, we entered into an agreement with Schlumberger to modify the $150 million subordinated note and payment terms of a $58 million contingent liability. See “—Recent events—PIGAP II restructuring and our Zero Coupon Subordinated Notes due March 31, 2007.”

In June 2003, we filed a shelf registration statement with the SEC pursuant to which we may from time to time publicly offer equity, debt or other securities in an aggregate amount not to exceed $700 million, including the notes offered hereby and the proposed offering of our convertible senior notes. The shelf registration statement was subsequently declared effective by the SEC on November 19, 2003. Subject to market conditions, the shelf registration statement will be available to offer one or more series of additional debt or other securities. We cannot be sure that we will be able to complete such offerings of debt or other securities.

As part of our business, we are a party to various financial guarantees, performance guarantees and other contractual commitments to extend guarantees of credit and other assistance to various subsidiaries, investees and other third parties. To varying degrees, these guarantees involve elements of performance and credit risk, which are not included on our consolidated balance sheet. The possibility of our having to honor our contingencies is largely dependent upon future operations of various subsidiaries, investees and other third parties, or the occurrence of certain future events. We would record a reserve for these guarantees if events occurred that required that one be established. For a description of certain guarantees that are not reflected on our consolidated balance sheet, see Note 19 to the consolidated financial statements for the year ended December 31, 2002 and Note 9 to the consolidated financial statements for the nine months ended September 30, 2003 included in this prospectus supplement.

The following summarizes our contractual obligations at December 31, 2002 and the effect such obligations are expected to have on our liquidity and cash flow in future periods.

	Total	2003	2004-2005	2006-2007	Thereafter

(In thousands)

Contractual Obligations:
4.75% convertible senior notes due 2008	$192,000	$—	$—	$—	$192,000
Bank credit facility	156,500	—	156,500	—	—
Other debt(1)	206,444	33,741	171,428	735	540
Other contractual obligations(2)	60,740	60,740	—	—	—
Mandatorily redeemable convertible preferred securities	86,250	—	—	—	86,250
Compression equipment operating leases	420,964	83,703	138,750	97,975	100,536
Residual guarantees under compression equipment operating leases(3)	881,299	—	474,299	—	407,000
Facilities and other equipment operating leases	12,379	4,947	6,616	683	133

Total contractual cash obligations	$2,016,576	$183,131	$947,593	$99,393	$786,459

(1) In connection with the POC acquisition on August 31, 2001, we issued a $150 million subordinated acquisition note to Schlumberger, which would have matured December 15, 2005. Interest on the note accrued and was payable-in-kind at the rate of 8.5% annually for the first six months after issuance and would have periodically increased in increments of 1% to 2% per annum to a maximum interest rate 42 months after issuance of 15.5%. In the event of an event of default under note, interest would have accrued at a rate of 2% above the then applicable rate. The note was subordinated to all of our debt other than debt to fund future acquisitions. In May 2003, we agreed with Schlumberger to restructure the note as the Zero Coupon Subordinated Notes due March 31, 2007.

(2) As of December 31, 2002, we were required to pay $58.0 million plus accrued interest to Schlumberger upon obtaining financing of a South American joint venture, a minority interest of which was acquired by us in the acquisition of POC. Prior to the modification in May 2003, the $58.0 million obligation was previously accounted for as a contingent liability in our balance sheet. Because the joint venture failed to obtain the financing on or before December 31, 2002, we had the right to put our interest in the joint venture back to Schlumberger Surenco in exchange for a return of the purchase price allocated to the joint venture, plus the net amount of any capital contributions by us to the joint venture. In May 2003, we agreed with Schlumberger Surenco to modify the repayment terms of the $58.0 million obligation in the form of a non-recourse note payable by Hanover Cayman Limited, our indirect wholly owned consolidated subsidiary, with a 6% interest rate compounding semi-annually. In October 2003, the PIGAP II joint venture closed on the project’s financing and distributed approximately $78.5 million to Hanover, of which approximately $59.9 million was used to pay off the non-recourse note.

(3) We are a guarantor of approximately $881 million of debt associated with the special purpose entities with which we entered into sale leaseback transactions. The amount of these guarantees is equal to the amount of the residual value guarantees under the compression equipment lease agreements. The table below summarizes the compression equipment lease obligations that we recorded on our Consolidated Balance Sheet on July 1, 2003. See “—Leasing transactions and accounting change for FIN 46.”

	Total	2003	2004-2005	2006-2007	Thereafter

(In thousands)

Compression Equipment Obligations:
1999A equipment lease notes	$194,000	$—	$194,000	$—	$—
2000A equipment lease notes	193,600	—	193,600	—	—
2000B equipment lease notes	167,411	—	167,411	—	—
2001A equipment lease notes	300,000	—	—	—	300,000
2001B equipment lease notes	250,000	—	—	—	250,000
Minority interest	34,628	—	17,578	—	17,050

Total compression equipment lease obligations	$1,139,639	$—	$572,589	$—	$567,050

We use derivative financial instruments to minimize the risks and/or costs associated with financial and global operating activities by managing our exposure to interest rate fluctuation on a portion of our variable rate debt and leasing obligations. We do not use derivative financial instruments for trading or other speculative purposes. The cash flow from hedges is classified in our consolidated statements of cash flows under the same category as the cash flows from the underlying assets, liabilities or anticipated transactions.

We adopted SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS 137 and SFAS 138, effective January 1, 2001. SFAS 133 requires that all derivative instruments (including certain derivative instruments embedded in other contracts) be recognized in the balance sheet at fair value, and that changes in such fair values be recognized in earnings unless specific hedging criteria are met. Changes in the values of derivatives that meet these hedging criteria will ultimately offset related earnings effects of the hedged item pending recognition in earnings. Prior to 2001, we entered into two interest rate swaps with notional amounts of $75 million and $125 million and strike rates of 5.51% and 5.56%, respectively. These swaps were to expire in July 2001; however, they were extended for an additional two years at the option of the swap counterparty and expired in July 2003. The difference paid or received on the swap transactions was recorded as an accrued liability and recognized in leasing expense in all periods before July 1, 2003, and in interest expense thereafter. Because management decided not to designate the interest rate swaps as hedges at the time they were extended by the counterparty, we recognized an unrealized gain of approximately $3.2 million and an unrealized loss of approximately $7.6 million related to the change in the fair value of these interest rate swaps in lease expense in our statement of operations during the years ended December 31, 2002 and 2001, respectively. In addition, we recognized unrealized gains of approximately $4.1 million and $1.5 million related to the change in the fair value of these interest rate swaps in lease expense in our statement of operations during the nine months ended September 30, 2003 and 2002, respectively, and recognized an unrealized gain of approximately $0.5 million in interest expense during the three months ended September 30, 2003. Prior to July 1, 2003, these amounts were reported as “Change in fair value of derivative financial instruments” in our consolidated statement of operations. We have reclassified these amounts as interest and lease expense to conform to the 2003 financial statement classification. The fair value of these interest rate swaps fluctuated with changes in interest rates over their terms and the fluctuations were recorded in our statement of operations.

During the second quarter of 2001, we entered into three additional interest rate swaps to convert variable lease payments under certain lease arrangements to fixed payments as follows:

Lease	Maturity Date	Strike Rate	Notional Amount

March 2000	March 11, 2005	5.2550%	$100,000,000
August 2000	March 11, 2005	5.2725%	$100,000,000
October 2000	October 26, 2005	5.3975%	$100,000,000

These three swaps, which we have designated as cash flow hedging instruments, meet the specific hedge criteria and any changes in their fair values have been recognized in other comprehensive income. During the nine months ended September 30, 2003 and 2002, we recorded income of approximately $4.3 million and a loss of $13.6 million, respectively, related to these three swaps ($2.8 million and $8.8 million, net of tax) in other comprehensive income. During the years ended December 31, 2002 and 2001, we recorded a loss of approximately $13.6 million and $9.3 million, respectively, related to these three swaps ($8.9 million and $6.1 million, net of tax) in other comprehensive income. As of September 30, 2003, a total of approximately $12.2 million was recorded in current liabilities and approximately $6.5 million in long-term liabilities with respect to the fair value adjustment related to these three swaps.

The counterparties to the interest rate swap agreements are major international financial institutions. We continually monitor the credit quality of these financial institutions and do not expect non-performance by any counterparty, although such non-performance could have a material adverse effect on us.

In January 2002, Argentina devalued its peso against the U.S. dollar and imposed significant restrictions on fund transfers internally and outside the country. In addition, the Argentine government enacted regulations to temporarily prohibit enforcement of contracts with exchange rate-based purchase price adjustments. Instead, payment under such contracts could either be made at an exchange rate negotiated by the parties or, if no such agreement were reached, a preliminary payment could be made based on a one dollar to one peso equivalent pending a final agreement. The Argentine government also required the parties to such contracts to renegotiate the price terms within 180 business days of the devaluation. We have renegotiated all of our agreements in Argentina. As a result of these negotiations, we received approximately $11.2 million in reimbursements in 2002 and $0.7 million in the first nine months of 2003. During the nine months ended September 30, 2002, we recorded an exchange loss of approximately $11.9 million for assets exposed to currency translation in Argentina. For the nine months ended September 30, 2003, our Argentine operations represented approximately 5% of our revenue and 9% of our gross margin. During the year ended December 31, 2002, we recorded an exchange loss of approximately $9.9 million for assets exposed to currency translation in Argentina. For the year ended December 31, 2002, our Argentine operations represented approximately 5% of our revenue and 7% of our gross margin. The economic situation in Argentina is subject to change. To the extent that the situation in Argentina deteriorates, exchange controls continue in place and the value of the peso against the dollar is reduced further, our results of operations in Argentina could be materially and adversely affected which could result in reductions in our net income.

In addition, during the nine months ended September 30, 2002, we recorded an exchange loss of approximately $1.9 million for assets exposed to currency translation in Venezuela and recorded a translation gain of approximately $0.5 million for all other countries. For the nine months ended September 30, 2003, our Venezuelan operations represented approximately 11% of our revenue and 18% of our gross margin. During the year ended December 31, 2002, we recorded an exchange loss of approximately $5.8 million for assets exposed to currency translation in Venezuela. For the year ended December 31, 2002, our Venezuelan operations represented approximately 10% of our revenue and 17% of our gross margin. At September 30, 2003, we had approximately $25.0 million in accounts receivable related to our Venezuelan operations.

In December 2002, opponents of Venezuelan President Hugo Chávez initiated a country-wide strike by workers of the national oil company in Venezuela. This strike, a two-month walkout, had a significant negative impact on Venezuela’s economy and temporarily shut down a substantial portion of Venezuela’s oil industry. As a result of the strike, Venezuela’s oil production has dropped substantially. In addition, exchange controls have been put in place which put limitations on the amount of Venezuelan currency that can be exchanged for foreign currency by businesses operating inside Venezuela. In May 2003, after six months of negotiation, the Organization of the American States brokered an agreement between the Venezuelan government and its opponents. Although the accord does offer the prospect of stabilizing Venezuela’s economy, if another national strike is staged, talks of a settlement break down, exchange controls remain in place, or economic conditions in Venezuela continue to deteriorate, our results of operations in Venezuela could be materially and adversely affected, which could result in reductions in our net income. As a result of the disruption in our operations in Venezuela, during the fourth quarter of 2002, our international rental revenues decreased by approximately $2.7 million. In the nine months ended September 30, 2003, we recognized approximately $2.7 million of billings to Venezuelan customers that were not recognized in 2002 due to concerns about the ultimate receipt of those revenues.

We are involved in a project to build and operate barge-mounted gas compression and gas processing facilities to be stationed in a Nigerian coastal waterway as part of the performance of a contract between Global Energy and Refining Ltd. (“Global”), a Nigerian company, and an affiliate of The Royal/Dutch Shell Group (“Shell”). We have completed the building of the required barge-mounted facilities. We understand that Global must complete a significant financing for part of the project in the near term or Shell would be able to terminate its contract with Global. In light of the political environment in Nigeria and other factors, there is no assurance that Global will be able to effect the required financing. If Shell were to terminate the contract for any reason or we were to terminate our involvement in the project, we would be required to find an alternative use for the barge facility which could result in a write-down of our investment. We currently have an investment of approximately $31 million associated with the barge facility and approximately $4 million associated with advances to and our investment in Global.

New accounting pronouncements

In June 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). Under SFAS 142, amortization of goodwill over an estimated useful life was discontinued. Instead, goodwill is now reviewed for impairment annually or whenever events indicate impairment may have occurred. The standard also requires acquired intangible assets to be recognized separately and amortized as appropriate. SFAS 142 was effective for us on January 1, 2002. The adoption of SFAS 142 affects financial statements for periods commencing on or after January 1, 2002, due to the discontinuation of goodwill amortization expense. For the year ended December 31, 2001, goodwill amortization expense was approximately $11.6 million.

The transition provisions of SFAS 142 required us to identify our reporting units and perform an initial impairment assessment of the goodwill attributable to each reporting unit as of January 1, 2002. We performed our initial impairment assessment and determined that our reporting units are the same as our business segments and that no impairment existed as of January 1, 2002. However, due to a downturn in our business and changes in the business environment in which we operate, we completed an additional impairment analysis as of June 30, 2002. As a result of the test performed as of June 30, 2002, we recorded an estimated $47.5 million impairment of goodwill attributable to our production and processing equipment fabrication business unit. The second step of the goodwill impairment test required us to allocate the fair value of the reporting unit to the production and processing equipment businesses’ assets. We performed the second step of the goodwill impairment test in the third quarter of 2002 and determined that no adjustment to the impairment, recorded in the second quarter, was required. The fair value of reporting units was estimated using a combination of the expected present value of future cash flows and the market approach, which uses actual market sales. In the fourth quarter of 2002, we recorded a $4.6 million goodwill impairment related to our pump division, which we expect to sell in 2003 or early 2004. The table below presents the carrying amount of goodwill (in thousands):

	At September 30, 2003	At December 31, 2002

Domestic rentals	$97,265	$94,655
International rentals	34,786	34,659
Parts, service and used equipment	32,691	32,691
Compressor and accessory fabrication	14,573	14,573
Production and processing equipment fabrication	26,032	3,941

Total	$205,347	$180,519

Our net income and earnings per share, adjusted to exclude goodwill amortization expense, for the 12 months ended December 31, 2001 and 2000 are as follows:

	2001 (Restated)	2000 (Restated)

(In thousands, except per share data)

Net income	$72,413	$49,639
Goodwill amortization, net of tax	8,846	4,280

Adjusted net income	$81,259	$53,919

Basic earnings per share, as reported	$1.00	$0.80
Goodwill amortization, net of tax	0.12	0.07

Adjusted basic earnings per share	$1.12	$0.87

Diluted earnings per share, as reported	$0.94	$0.75
Goodwill amortization, net of tax	0.11	0.06

Adjusted diluted earnings per share	$1.05	$0.81

In June 2001, the FASB issued SFAS 143, “Accounting for Obligations Associated with the Retirement of Long-Lived Assets” (“SFAS 143”). SFAS 143 establishes the accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. SFAS 143 became effective for Hanover on January 1, 2003. The adoption of this new standard did not have a material effect on our consolidated results of operations, cash flows or financial position.

In April 2002, the FASB issued SFAS 145, “Rescission of FASB Statements 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (“SFAS 145”). SFAS 145 updates, clarifies and simplifies existing accounting pronouncements. Provisions of SFAS 145 related to the rescission of Statement 4 became effective for us on January 1, 2003. The provisions of SFAS 145 related to SFAS 13 are effective for transactions occurring after May 15, 2002. We have adopted the provisions of the new standard, which had no material effect on our consolidated results of operations, cash flows or financial position.

In June 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”), which addresses accounting for restructuring and similar costs. SFAS 146 supersedes previous accounting guidance, principally Emerging Issues Task Force Issue (“EITF”) No. 94-3. We adopted the provision of SFAS 146 for restructuring activities initiated after December 31, 2002, which had no material effect on our financial statements. SFAS 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF No. 94-3, a liability for an exit cost was recognized at the date of the commitment to an exit plan. SFAS 146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly, SFAS 146 may affect the timing of recognizing future restructuring costs as well as the amounts recognized.

In November 2002, the EITF reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”). EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities. EITF 00-21 became effective for interim periods beginning after June 15, 2003. We have adopted the provisions of EITF 00-21, which did not have a material effect on our consolidated results of operations, cash flow or financial position.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, which clarifies disclosure and recognition/measurement requirements related to certain guarantees. The disclosure requirements are effective for financial statements issued after December 15, 2002 and the recognition/measurement requirements are effective on a prospective basis for guarantees issued or modified after December 31, 2002. The adoption of the provisions of this interpretation did not have a material effect on our consolidated results of operations, cash flow or financial position.

In December 2002, the FASB issued SFAS 148, “Accounting for Stock-Based Compensation—Transition and Disclosure” (“SFAS 148”). SFAS 148 amends SFAS 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of SFAS 148 were effective for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. We have adopted the disclosure provisions that are included within the consolidated financial statements included in this prospectus supplement.

In January 2003, the FASB issued FIN 46. The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved by means other than through voting rights and the determination of when and which business enterprise should consolidate the VIE in its financial statements. FIN 46 applies to an entity in which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. On October 8, 2003, the FASB provided a deferral of the latest date by which all public companies must adopt FIN 46. The deferral provides that FIN 46 be applied, at the latest, to the first reporting period ending after December 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. In addition, the deferral allowed companies to elect to adopt early the provisions of FIN 46 for some, but not all, of the variable interest entities they own.

Prior to July 1, 2003, we entered into five lease transactions that were recorded as a sale and leaseback of the compression equipment and were treated as operating leases for financial reporting purposes. On July 1, 2003, we adopted the provisions of FIN 46 as they relate to the special purpose entities that lease compression equipment to us. As a result of the adoption, we added approximately $1,089 million in compressor equipment assets, $192.3 million of accumulated depreciation (including approximately $58.6 million of accumulated depreciation related to periods before the sale and leaseback of the equipment), $1,105.0 million in debt and $34.6 million in minority interest obligations to our balance sheet, and we reversed $108.8 million of deferred gains that were recorded on our balance sheet as a result of the sale leaseback transactions. On July 1, 2003, we recorded a $133.7 million charge ($86.9 million net of tax) to record the cumulative effect from the adoption of FIN 46 related to prior period depreciation of the compression equipment assets. Additionally, we estimate that we will record approximately $17 million per year in additional depreciation expense on our leased compression equipment as a result of the inclusion of the compression equipment on our balance sheet and will also record the payments made under our compression equipment leases as interest expense. As of September 30, 2003, the compression assets that are owned by the entities that lease equipment to us but are now included in property, plant and equipment in our consolidated financial statements had a net book value of approximately $983.3 million, including improvements made to these assets after the sale leaseback transactions.

We have a consolidated subsidiary trust that has Mandatorily Redeemable Preferred Securities outstanding which have a liquidation value of $86.3 million. These securities are reported on our balance sheet as Mandatorily Redeemable Convertible Preferred Securities. The trust may be a VIE under FIN 46 because we only have a limited ability to make decisions about its activities and we may not be the primary beneficiary of the trust. If the trust is a VIE under FIN 46, the trust and the Mandatorily Redeemable Preferred Securities issued by the trust may no longer be reported on our balance sheet. Instead, we would report our subordinated notes payable to the trust as a liability. These intercompany notes have previously been eliminated in our consolidated financial statements. The above-described changes on our balance sheet would be reclassifications. Because we are still evaluating whether we will be required to make these reclassifications and other potential changes, if any, in connection with our adoption of FIN 46, we have not adopted the provisions of FIN 46 other than for the entities that lease compression equipment to us, as discussed above.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” This Statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. All provisions of SFAS 149 will be applied prospectively. We have adopted the provisions SFAS 149, which did not have a material effect on our consolidated results of operations, cash flow or financial position.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”). SFAS 150 changes the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. SFAS 150 requires that those instruments be classified as liabilities in statements of financial position. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective for interim periods beginning after June 15, 2004. On November 7, the FASB issued Staff Position 150-4 that delayed the effective date for certain types of financial instruments. We do not believe the adoption of the guidance currently provided in SFAS 150 will have a material effect on our consolidated results of operations or cash flow. However, we may be required to classify as debt approximately $34.6 million in sale leaseback obligations that are currently reported as “Minority interest” on our condensed consolidated balance sheet pursuant to FIN 46. See “—Leasing transactions and accounting change for FIN 46.”

These minority interest obligations represent the equity of the entities that lease compression equipment to us. In accordance with the provisions of our compression equipment lease obligations, the equity certificate holders are entitled to quarterly or semi-annual yield payments on the aggregate outstanding equity certificates. As of September 30, 2003, the yield rates on the outstanding equity certificates ranged from 4.4% to 9.5%. Equity certificate holders may receive a return of capital payment upon lease termination or our purchase of the leased compression equipment after full payment of all debt obligations of the entities that lease compression equipment to us. At September 30, 2003, the carrying value of the minority interest obligations approximated the fair market value of assets that would be required to be transferred to redeem the minority interest obligations.

Previous restatements

April 2002 restatement

In conjunction with a review of our joint ventures and other transactions conducted by counsel under the direction of the Audit Committee of our board of directors, we restated our financial statements for the year ended December 31, 2000. The net effect of the restatement made in April 2002 for the year ended December 31, 2000 was as follows: (1) a decrease in revenues of $37.7 million, from $603.8 million to $566.1 million; (2) a decrease in income before income taxes of $12.0 million, from $93.5 million to $81.5 million; (3) a decrease in net income of $7.5 million, from $58.7 million to $51.2 million; and (4) a decrease in earnings per common share of $0.12 basic and $0.11 diluted. See Note 22 to the consolidated financial statements for the year ended December 31, 2002 included in this prospectus supplement.

The transactions involved in the April 2002 restatement are: (1) the Cawthorne Channel project in Nigeria initially conducted through the Hampton Roads Shipping Investors II, L.L.C. joint venture; (2) the acquisition of two compressors in a non-monetary exchange transaction; (3) a compressor sale transaction; and (4) the sale of three turbine engines.

In connection with the restatement made in April 2002 for the year ended December 31, 2000, we also restated certain 2001 quarterly financial information previously reported. Our 2001 annual financial statements reflected the correction of entries that had been made in our previously issued quarterly financial statements for the first, second and third quarters of 2001. We had previously entered into the non-oil field power generation market, and we had agreed to sell certain turbines on extended credit and recognized revenues and the related profits at the time of the transactions. We had recorded $1.8 million of pre-tax income on a $16.1 million turbine sale in the second quarter of 2001 and had recorded $3.1 million of pre-tax income on a $16.9 million turbine sale in the third quarter of 2001. Upon further evaluation of the transactions in connection with the April 2002 restatement, we determined that each of these turbine sales failed to meet the criteria for recognition of revenue and determined that as a result such revenue should not have been recognized in 2001. We also determined that selling, general and administrative expenses had been understated by $0.5 million and $2.0 million for the three months and nine months ended September 30, 2001, respectively, and depreciation and amortization expenses had been understated by $0.5 million and $1.6 million for the three months and nine months ended September 30, 2001, respectively.

November 2002 restatement

Subsequent to the April 2002 restatement, a special committee of the board of directors together with the Audit Committee and company management, aided by outside legal counsel, completed an extensive investigation of certain transactions recorded during 2001, 2000 and 1999, including those transactions restated by us in April 2002. As a result of this investigation, we determined, with the concurrence of our independent accountants, to restate our financial statements for several transactions, including one that was the subject of the April 2002 restatement. The net effect of this restatement for the year ended December 31, 2001 was as follows: (1) a decrease in revenues of $7.5 million, from $1,078.2 million to $1,070.7 million; (2) a decrease in income before income taxes of $0.4 million, from $117.4 million to $117.0 million; (3) a decrease in net income of $0.2 million, from $72.6 million to $72.4 million; and (4) a decrease in diluted earnings per common share of $0.01. The net effect of this restatement for the year ended December 31, 2000 was as follows: (1) a decrease in revenues of $3.3 million, from $566.1 million to $562.8 million; (2) a decrease in income before taxes of $2.5 million, from $81.5 million to $79.0 million; (3) a decrease in net income of $1.6 million, from $51.2 million to $49.6 million; and (4) a decrease in earnings per common share of $0.03 basic and $0.02 diluted. The net effect of this restatement for the year ended December 31, 1999 was as follows: (1) a decrease in revenues of $5.1 million, from $323.2 million to $318.1 million; (2) a decrease in income before income taxes of $3.1 million, from $63.6 million to $60.5 million; (3) a decrease in net income of $1.9 million, from $40.4 million to $38.5 million; and (4) a decrease in earnings per common share of $0.04 basic and $0.03 diluted. See Note 23 to the consolidated financial statements for the year ended December 31, 2002 included in this prospectus supplement.

The transactions involved in the November 2002 restatement are: (1) sale of compression and production equipment; (2) a delay penalty; (3) a turbine sale and purchase; (4) an agreement to provide technical assistance to an Indonesian company; (5) a scrap sale transaction; (6) the sale of certain used compression equipment; and (7) the recording of pre-acquisition revenues associated with a business acquired by us. In addition, we restated the following transactions by reversing their impact from the quarter originally recorded in 2000 and recording them in a subsequent quarter of 2000: (1) the sale of an interest in a power plant in Venezuela; (2) an agreement to provide services to a company ultimately acquired by Hanover; and (3) the sale of four used compressors. See Note 23 to the consolidated financial statements for the year ended December 31, 2002 included in this prospectus supplement.

Certain of these restatement adjustments are attributable to our businesses which are now classified as discontinued operations in the consolidated financial statements included in this prospectus supplement.

SEC investigation and securities class actions

Hanover and certain of its past and present officers and directors are named as defendants in a consolidated action pending in federal court that includes a putative securities class action, a putative class action arising under ERISA and derivative actions. In November 2002, the SEC issued a Formal Order of Private Investigation relating to us. The litigation and the SEC investigation relate principally to the matters involved in the transactions underlying the restatement of our financial statements. The plaintiffs in the private lawsuits allege, among other things, that we and the other defendants acted unlawfully and fraudulently in connection with those transactions and our original disclosures related to those transactions and thereby violated the antifraud provisions of the federal securities laws and the other defendants’ fiduciary duties to Hanover. Although the defendants have denied these allegations, there can be no assurance, if the litigation is not settled, that we would be successful in defending these claims. See “Business—Legal proceedings.” Certain officers and directors involved directly and indirectly with the transactions underlying the restatements resigned, and we have made significant changes to our internal controls. See “Risk factors—Risks related to our business—We are still in the process of improving our infrastructure capabilities, including our internal controls and procedures, which were strained by our rapid growth, to reduce the risk of future accounting and financial reporting problems.”

Business

General

We are a global market leader in the full service natural gas compression business and are also a leading provider of service, fabrication and equipment for oil and natural gas processing and transportation applications. We sell and rent this equipment and provide complete operation and maintenance services, including run-time guarantees, for both customer-owned equipment and our fleet of rental equipment. Founded in 1990, and a public company since 1997, our customers include both major and independent oil and gas producers and distributors as well as national oil and gas companies in the countries in which we operate. Our maintenance business, together with our parts and service business, provides solutions to customers that own their own compression and surface production and processing equipment but want to outsource their operations. We also fabricate compressor and oil and gas production and processing equipment and provide gas processing and treating, gas measurement and oilfield power generation services, primarily to our domestic and international customers as a complement to our compression services. In addition, through our ownership of Belleli, we provide engineering, procurement and construction services primarily related to the manufacturing of heavy wall reactors for refineries and construction of desalination plants, primarily for use in Europe and the Middle East.

We believe that we are currently the largest natural gas compression company in the United States on the basis of aggregate rental horsepower, with approximately 6,064 rental units in the United States having an aggregate capacity of approximately 2,583,000 horsepower at September 30, 2003. In addition, we estimate that we are one of the largest providers of compression services in the rapidly growing Latin American and Canadian markets, operating approximately 832 units internationally with approximately 925,000 horsepower at September 30, 2003. As of September 30, 2003, approximately 74% of our natural gas compression horsepower was located in the United States and approximately 26% was located elsewhere, primarily in Latin America and Canada.

Our products and services are essential to the production, processing, transportation and storage of natural gas and are provided primarily to energy producers and distributors of oil and natural gas. Our decentralized operating structure, technically experienced personnel and high-quality compressor fleet have allowed us to successfully provide reliable and timely customer service.

Industry trends

We compete primarily in the market for transportable natural gas compression units of up to 4,500 horsepower. The market for rental compression has experienced significant growth over the past decade. Although recently we have not experienced any significant growth in rentals or purchases of equipment and services by our customers, which we believe is a result of the lack of a significant increase in U.S. natural gas production levels, we believe that the U.S. gas compression market will continue to grow due to the increased demand for natural gas, the continued aging of the natural gas reserve base and the attendant decline of wellhead pressures, the discovery of new reserves and the continuing interest in outsourcing compression by independent producers. However, because the majority of oil and gas reserves are located outside of the United States, we believe that international markets will be a primary source of our growth opportunities in the gas compression market in the years to come.

As of June 2003, the rental portion of the domestic gas compression market was estimated by industry sources to be approximately 5.0 million horsepower, which we estimate accounts for approximately 30% of aggregate U.S. horsepower, having doubled since 1996. Growth of the rental compression capacity in the U.S. market has been primarily driven by the trend toward outsourcing by energy producers and processors. We believe that outsourcing provides the customer greater financial and operating flexibility by minimizing the customer’s investment in equipment and enabling the customer to more efficiently resize their compression capabilities to meet changing reservoir conditions. In addition, we believe that outsourcing typically provides the customer with more timely and technically proficient service and maintenance, which often reduces operating costs. We believe growth opportunities for compressor rental and sales exist due to (1) increased worldwide energy consumption, (2) implementation of international environmental and conservation laws prohibiting the flaring of natural gas, which increases the need for gathering systems, (3) increased outsourcing by energy producers and processors, (4) the environmental soundness, economy and availability of natural gas as an alternative energy source and (5) continued aging of the worldwide natural gas reserve base and the attendant decline of wellhead pressures. The rental compression business is capital intensive, and our ability to take advantage of these growth opportunities may be limited by our ability to raise capital to fund our expansion. See “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources” in this prospectus supplement.

Competitive strengths

We believe we have the following key competitive strengths:

•  Broad-based solutions offering: We believe that we are the only company in our industry that offers both outsourced rental, as well as the sale of, compression and oil and gas production and processing equipment and related services. Our services include complete operation and maintenance services, including run-time guarantees, for both customer-owned equipment and our fleet of rental equipment as well as engineering and product design, fabrication, installation, customer service and after-market support. Our global customer base consists of U.S. and international companies engaged in all aspects of the oil and gas industry, including major integrated oil and gas companies, national oil and gas companies, independent producers and natural gas processors, gatherers and pipelines. By offering a broad range of services that complement our historic strengths, we believe that we can provide comprehensive integrated global solutions to meet our customers’ oil and gas production and processing equipment and compression needs. We believe the breadth and quality of our services and rental fleet, the depth of our customer relationships and our presence in major gas-producing regions of the United States, Latin America and Canada place us in a position to capture additional outsourced business on a global basis.

•  Leading position in high horsepower compression: High horsepower compression, composed of units with greater than 500 horsepower, is the fastest growing portion of our rental compression business. We believe we are a leading provider of these units, which are typically installed on larger wells, gathering systems and processing and treating facilities. The scale and more attractive unit economics of these facilities largely insulate them from declining commodity prices. As a result, compressors in this segment tend to realize higher utilization rates. We believe that the greater technical requirements of these larger systems enable us to differentiate our compression products and to leverage sales of related products and services. As of September 30, 2003, approximately 79% of our aggregate horsepower consisted of high horsepower compression units.

•  Provider of superior customer service: To facilitate our broad-based approach, we have adopted a geographical business unit concept and utilize a decentralized management and operating structure to provide superior customer service in a relationship-driven, service-intensive industry. We believe that our regionally-based network, local presence, experience and in-depth knowledge of customers’ operating needs and growth plans enable us to effectively meet their evolving needs. Our team of over 130 sales representatives aggressively pursues the rental and sales market for our products and services in their respective territories. Our efforts concentrate on demonstrating our commitment to enhancing the customer’s cash flow through superior product design, fabrication, installation, customer service and after-market support.

•  International experience: We believe we are a leading supplier of natural gas compression services in Latin America and Canada, with an expanding presence in Eastern Europe, Africa and Asia. As of September 30, 2003, of the approximately 925,000 horsepower of compression we had deployed internationally, approximately 84% was located in Latin America (primarily in Venezuela, Argentina and Mexico) and approximately 11% was located in Canada. We believe our experience in managing our international rental fleet and our efforts to develop and expand our international sales force have created a global platform from which we can continue to grow in international markets. Through our experiences in these international markets, we have demonstrated our ability to operate in remote and sometimes challenging environments. We believe international markets represent one of the greatest growth opportunities for our business, with rapidly expanding opportunities in regions such as Russia, the Middle East, West Africa and the Far East.

Business strategy

We intend to continue to capitalize on our competitive strengths to meet our customers’ needs through the following key strategies:

•  Focus on core business: We have built our leading market position through our strengths in compression rentals, compressor fabrication, production and processing equipment rental and fabrication and parts and service. We are focusing our efforts on these businesses and on streamlining operations in our core markets. In connection with these efforts, we have decided to exit and sell certain non-core business lines. In December 2002, our board of directors approved management’s recommendation to exit and sell our non-oilfield power generation assets and certain used equipment business lines. We have since sold our interests in two non-oilfield power generation facilities.

•  Focus on return on capital: We are seeking to deploy our capital more effectively in order to improve the total return from our investments. To achieve this objective, we intend to work to improve our operating performance and profitability by focusing on the following initiatives:

•  improving our domestic fleet utilization by retiring less profitable units, limiting the addition of new units and, where applicable and permissible under our bank credit facility and the agreements related to our compression equipment lease obligations, moving idle domestic units into service in international markets;

•  increasing prices selectively for our domestic rental business;

•  increasing activity in our fabrication sales and parts and service operations to take advantage of our available fabrication capacity and field technician manpower; and

•  improving operating efficiencies by consolidating certain of our operations.

•  Exploit international opportunities: International markets continue to represent one of the greatest growth opportunities for our business. Although our international horsepower has grown significantly over the last six years, we continue to believe that the market is underserved. Of total proven worldwide oil and natural gas reserves, the vast majority are located outside the United States. We believe that the continuing worldwide development and implementation of oil and gas environmental and conservation laws prohibiting the flaring of natural gas and encouraging the use of gas-fired power generation, coupled with increased worldwide energy consumption, will continue to drive use of compression by international energy companies. In addition, we typically see higher pricing in international markets relative to the domestic market. We intend to allocate additional resources toward international markets, to open offices abroad, where appropriate, and to move idle domestic units into service in international markets, where applicable. However, our ability to invest capital resources and allocate assets into international markets is restricted by our bank credit facility and the agreements related to our compression equipment lease obligations.

•  Improve our capital discipline: We plan to improve our capital discipline by lowering the working capital we have employed and reducing debt with both excess cash flow and proceeds from asset sales. We are also focused on improving the management of our working capital by lowering the number of days outstanding for our accounts receivable and reducing inventory levels. To reduce debt, we are committed to under-spending cash flow and we are currently planning to allocate approximately $180 million of our operating cash flow generated from 2004 through 2006 to debt reduction.

Industry overview

Gas compression

Typically, compression is required at several intervals of the natural gas production cycle: at the wellhead, at the gathering lines, into and out of gas processing facilities, into and out of storage and throughout the transportation systems.

Over the life of an oil or gas well, natural reservoir pressure and deliverability typically decline as reserves are produced. As the natural reservoir pressure of the well declines below the line pressure of the gas gathering or pipeline system used to transport the gas to market, gas no longer flows naturally into the pipeline. It is at this time that compression equipment is applied to economically boost the well’s production levels and allow gas to be brought to market.

In addition to such wellhead and gas field gathering activities, natural gas compressors are used in a number of other applications, most of which are intended to enhance the productivity of oil and gas wells, gas transportation lines and processing plants. Compressors are used to increase the efficiency of a low capacity gas field by providing a central compression point from which the gas can be removed and injected into a pipeline for transmission to facilities for further processing. As gas is transported through a pipeline, compression equipment is applied to allow the gas to continue to flow in the pipeline to its destination. Additionally, compressors are used to re-inject associated gas to lift liquid hydrocarbons and thereby increase the rate of crude oil production from oil and gas wells. Furthermore, compression enables gas to be stored in underground storage reservoirs for subsequent extraction during periods of peak demand. Finally, compressors are often used in combination with oil and gas production equipment to process and refine oil and gas into higher value added and more marketable energy sources, as well as used in connection with compressed natural gas vehicle fueling facilities providing an alternative to gasoline.

Changing well and pipeline pressures and conditions over the life of a well often require producers to reconfigure or change their compressor units to optimize the well production or pipeline efficiency. Due to the technical nature of the equipment, a dedicated local parts inventory, a diversified fleet of natural gas compressors and a highly trained staff of field service personnel are necessary to perform such functions in the most economic manner. These requirements, however, have typically proven to be an extremely inefficient use of capital and manpower for independent natural gas producers and have caused such firms, as well as natural gas processors and transporters, to increasingly outsource their non-core compression activities to specialists such as us.

The advent of rental and contract compression roughly 40 years ago made it possible for natural gas producers, transporters and processors to improve the efficiency and financial performance of their operations. We believe compressors leased from specialists generally have a higher rate of mechanical reliability and typically generate greater productivity than those owned by oil and gas operators. Furthermore, because compression needs of a well change over time, outsourcing of compression equipment enables an oil and gas producer to better match variable compression requirements to the production needs throughout the life of the well. Also, certain major domestic oil companies are seeking to streamline their operations and reduce their capital expenditures and other costs. To this end, they have sold certain domestic energy reserves to independent energy producers and are outsourcing facets of their operations. We believe that such initiatives are likely to contribute to increased rentals of compression equipment.

Natural gas compressor fabrication involves the design, fabrication and sale of compressors to meet the unique specifications dictated by the well pressure, production characteristics and the particular applications for which compression is sought. Compressor fabrication is essentially an assembly operation in which an engine, compressor, control panel, cooler and necessary piping are attached to a frame called a “skid.” A fabricator typically purchases the various compressor components from third-party manufacturers, but employs its own engineers and design and labor force.

In order to meet customers’ needs, gas compressor fabricators typically offer a variety of services to their customers, including:

•  engineering, fabrication and assembly of the compressor unit;

•  installation and testing of the unit;

•  ongoing performance review to assess the need for a change in compression; and

•  periodic maintenance and replacement parts supply.

Production and processing equipment

Crude oil and natural gas are generally not marketable as produced at the wellhead and must be processed before they can be transported to market. Production and processing equipment is used to separate and treat oil and gas immediately as it is produced to achieve a marketable quality of product. Production processing typically involves the separation of oil and gas and the removal of contaminants. The end result is “pipeline,” or “sales” quality oil and gas. Further processing or refining is almost always required before oil or gas is suitable for use as fuel or feedstock for petrochemical production. Production processing normally takes place in the “upstream” market, while refining and petrochemical production is referred to as the “downstream” market.

Wellhead or upstream production and processing equipment includes a wide and diverse range of products. We sell “standard” production equipment primarily into domestic U.S. markets, which is used for processing wellhead production from onshore or shallow-water offshore platform production. In addition, we sell custom-engineered, built-to-specification production and processing equipment, which typically consists of much larger equipment packages than standard equipment, and is generally used in much larger scale production operations. These large projects tend to be in remote areas, such as deepwater offshore sites, and in developing countries with limited oil and gas industry infrastructure. Technology, engineering capabilities, project management and quality control standards are the key drivers in this market.

The standard production equipment market tends to be somewhat commoditized, with sales following general industry trends. Equipment can be built for inventory based on historical product mix and predicted industry activity. The custom equipment market is driven by global economic and political trends, and the type of equipment that is being purchased can vary significantly.

Market conditions

We believe that the most fundamental force driving the demand for gas compression and production equipment is the growing global consumption of natural gas. As more gas is consumed, the demand for compression and production equipment increases. In addition, we expect the demand for liquefied natural gas, compressed natural gas and liquefied petroleum gas to continue to increase and result in additional demand for our compression and production equipment and related services.

Although natural gas has historically been a more significant source of energy in the United States than in the rest of the world, we believe that aggregate foreign natural gas consumption has recently grown. Despite this growth in energy demand, most non-U.S. energy markets have historically lacked the infrastructure necessary to transport natural gas to local markets and natural gas historically has been flared at the wellhead. Given recent environmental legislation and the construction of numerous natural gas-fueled power plants built to meet international energy demand, we believe that international compression markets are experiencing growth.

We believe that natural gas is considered to be the “fuel of the future” because it provides the best mix of environmental soundness, economy and availability of any energy source. Rising worldwide energy demand, environmental considerations, the further development of the natural gas pipeline infrastructure and the increasing use of natural gas as a fuel source in oilfield power generation are the principal reasons for this growth.

While gas compression and production and processing equipment typically must be engineered to high specifications to meet demanding and unique customer specifications, the fundamental technology of such equipment has been stable and has not been subject to significant technological change.

Business segments

Our revenues and income are derived from five business segments:

•  Domestic rentals. Our domestic rentals segment primarily provides natural gas compression and production and processing equipment rental and maintenance services to meet specific customer requirements on Hanover-owned assets located within the United States.

•  International rentals. Our international rentals segment provides substantially the same services as our domestic rentals segment except it services locations outside the United States.

•  Compressor and accessory fabrication. Our compressor and accessory fabrication segment involves the design, fabrication and sale of natural gas compression units and accessories to meet unique customer specifications.

•  Production and processing equipment fabrication. Our production and processing equipment fabrication segment designs, fabricates and sells equipment used in the production and treating of crude oil and natural gas and engineering, procurement and manufacturing of heavy wall reactors for refineries and construction of desalination plants.

•  Parts, service and used equipment. Our parts, service and used equipment segment provides a full range of services to support the surface production needs of customers, from installation and normal maintenance and services to full operation of a customer’s owned assets and surface equipment as well as sales of used equipment.

The domestic and international compression rentals segments have operations primarily in the United States, Canada and South America. For financial data relating to our business segments and financial data relating to the amount or percentage of revenue contributed by any class of similar products or services which accounted for 10% or more of consolidated revenue in any of the last three fiscal years, see “Management’s discussion and analysis of financial condition and results of operations—Results by segment” and the Notes to our consolidated financial statements included in this prospectus supplement.

Compression rentals, maintenance services and compressor and accessory fabrication

We provide our customers with a full range of compressor and associated equipment sales, rental, maintenance and contract compression services. As of September 30, 2003, our compressor fleet consisted of approximately 6,900 units, ranging from 8 to 4,500 horsepower per unit. The size, type and geographic diversity of this rental fleet enable us to provide our customers with a range of compression units that can serve a wide variety of applications and to select the correct equipment for the job, rather than trying to “fit” the job to our fleet of equipment.

We base our gas compressor rental rates on several factors, including the cost and size of the equipment, the type and complexity of service desired by the customer, the length of the contract and the inclusion of any other desired services, such as installation, transportation and the degree of daily operation. In early 2003, we began to selectively introduce price increases for our domestic compression rental business and we anticipate being able to achieve an average 1-2% increase in prices. Such price increases, along with a slight improvement in market conditions, resulted in a 2% increase in revenue from our domestic rentals business in the three months ended September 30, 2003 as compared to the three months ended September 30, 2002. Substantially all of our units are operated pursuant to “contract compression” or “rental with full maintenance” agreements under which we perform all maintenance and repairs on such units while under contract. In the U.S. onshore market, compression rental fleet units are generally leased under contract with minimum terms of six months to two years, which convert to month-to-month at the end of the stipulated minimum period. Historically, the majority of our customers have extended the length of their contracts, on a month-to-month basis, well beyond the initial term. Typically, our compression rental units used in offshore and international applications carry substantially longer lease terms than those for onshore domestic applications.

An essential element of our success is our ability to provide compression services to customers with contractually committed compressor run-times of between 95% and 98%. Historically, our incidence of failing to meet run-time commitments (the penalty for which is paid in credits to the customer’s account) has been insignificant, due largely to our rigorous preventive maintenance program and extensive field service network that permits us to promptly address maintenance requirements. Our team of experienced maintenance personnel performs our rental compression maintenance services both at our facilities and in the field. Such maintenance facilities are situated in close proximity to actual rental fleet deployment to permit superior service response times.

All rental fleet units are serviced at manufacturers’ recommended maintenance intervals, modified as required by the peculiar characteristics of each job and the actual operating experience of each compressor unit. Prior to the conclusion of any rental job, our field management evaluates the condition of the equipment and, where practical, corrects any problems before the equipment is shipped out from the job site. Although natural gas compressors generally do not suffer significant technological obsolescence, they do require routine maintenance and periodic refurbishing to prolong their useful life. Routine maintenance includes alignment, compression checks and other parametric checks that indicate a change in the condition of the equipment. In addition, oil and wear-particle analysis is performed on all units on an ongoing scheduled basis and prior to their redeployment at specific compression rental jobs. Overhauls are done on a condition-based interval instead of a time-based schedule. In our experience, these rigorous procedures maximize component life and unit availability and minimize avoidable downtime. Typically, we overhaul each rental compressor unit for general refurbishment every 36 to 48 months and anticipate performing a comprehensive overhaul of each rental compressor unit every 60 to 72 months. This maintenance program has provided us with a highly reliable fleet of compressors in excellent condition.

Our field service mechanics provide all operating and maintenance services for our compression units leased on a contract compression or full maintenance basis and are on-call 24 hours a day. Those field personnel receive regular mechanical and safety training both from our staff and our vendors. Each of our field mechanics is responsible for specific compressor unit installations and has at his or her disposal a dedicated local parts inventory. Additionally, each field mechanic operates from a fully equipped service vehicle. Each mechanic’s field service vehicle is equipped with a radio or cellular telephone, which allows that individual to be our primary contact with the customer’s field operations staff and to be contacted at either his or her residence or mobile phone 24 hours a day. Accordingly, our field service mechanics are given the responsibility to promptly respond to customer service needs as they arise based on the mechanic’s trained judgment and field expertise.

We believe our competitive position has benefited from the managerial parity that our sales and field service organizations enjoy within the company, enabling these two vital organizations to work together in a highly coordinated fashion in order to deliver maximum customer service, responsiveness and reliability. The foundation for our successful field operations effort is the experience and responsiveness of our compressor rental field service and shop staff of compressor mechanics. Our field service mechanics are coordinated and supported by regional operations managers who have supervisory responsibility for specific geographic areas.

Our compressor and accessory fabrication operations design, engineer and assemble compression units and accessories for sale to third parties as well as for placement in our compressor rental fleet. As of September 30, 2003, we had a compressor unit fabrication backlog for sale to third parties of $29.3 million compared to $20.4 million at September 30, 2002. Substantially all backlog is expected to be produced within a 90 to 180 day period. In general, units to be sold to third parties are assembled according to each customer’s specifications and sold on a turnkey basis. We acquire major components for these compressor units from third-party suppliers.

Compressor rental fleet

The size and horsepower of our compressor rental fleet owned or operated under lease on September 30, 2003 are summarized in the following table:

Range of Horsepower per Unit	Number of Units	Aggregate Horsepower	% of Horsepower

0-100	2,005	120,000	3.4%
101-200	1,382	220,000	6.3%
201-500	1,200	408,000	11.6%
501-800	764	503,000	14.3%
801-1,100	372	373,000	10.7%
1,101-1,500	900	1,268,000	36.2%
1,501-2,500	197	363,000	10.3%
2,501-4,500	76	253,000	7.2%

Total	6,896	3,508,000	100.0%

Oil and gas production and processing equipment fabrication

Through our production and processing equipment fabrication division, we design, engineer, fabricate, sell and rent a broad range of oil and gas production equipment designed to heat, separate, dehydrate and measure crude oil and natural gas. Our product line includes line heaters, oil and gas separators, glycol dehydration units and skid-mounted production packages designed for both onshore and offshore production facilities. We generally maintain standard product inventories to meet most customers’ rapid response requirements and minimize customer downtime. As of September 30, 2003, we had a production and processing equipment fabrication backlog of $32.2 million (excluding Belleli’s backlog of $65.6 million at September 30, 2003) compared to $47.3 million at September 30, 2002. Substantially all of our backlog is expected to be produced within a three to eighteen month period. We also purchase and recondition used production and processing equipment which is then sold or rented.

Parts, service and used equipment

We purchase and recondition used gas compression units, oilfield power generation and treating facilities and production equipment that is then sold or rented to customers. In addition, we often provide contract operations and related services for customers that prefer to own their production, gas treating and oilfield power generation or compression equipment. We believe that we are particularly well qualified to provide these services because our highly experienced operating personnel have access to the full range of our compression rental, production processing equipment and oilfield power generation equipment and facilities. As customers look to us to provide an ever-widening array of outsourced services, we will continue to build our core business with emerging business opportunities, such as turnkey gas treatment, gas measurement and oilfield-related power generation sales and services. We maintain parts inventories for our own use and to meet our customers’ needs. As of September 30, 2003, we had approximately $110.0 million in parts and supplies inventories.

Sources and availability of raw materials

Our fabrication operations consist of fabricating compressor and production and processing equipment from components and subassemblies, most of which we acquire from a wide range of vendors. These components represent a significant portion of the cost of our compressor and production and processing equipment products. Although our products are generally shipped within 180 days following their order date, increases in raw material costs cannot always be offset by increases in our products’ sales prices. We believe that all materials and components are readily available from multiple suppliers at competitive prices.

Market and customers

Our global customer base consists of U.S. and international companies engaged in all aspects of the oil and gas industry, including major integrated oil and gas companies, national oil and gas companies, large and small independent producers and natural gas processors, gatherers and pipelines. Additionally, we have negotiated strategic alliances or preferred vendor relationships with key customers pursuant to which we receive preferential consideration in customer compressor and oil and gas production equipment procurement decisions in exchange for providing enhanced product availability, product support, automated procurement practices and limited pricing concessions. No individual customer accounted for more than 10% of our consolidated revenues during 2002, 2001 or 2000.

Our compressor leasing activities are located throughout the continental United States, internationally and in offshore operations. International locations include Argentina, Barbados, Egypt, United Arab Emirates, Equatorial Guinea, India, Venezuela, Colombia, Trinidad, Bolivia, Brazil, Mexico, Peru, Pakistan, Indonesia, Nigeria, United Kingdom, Russia and Canada. In addition, we have representative offices in the Netherlands and the Cayman Islands. As of September 30, 2003, equipment representing approximately 26% of our compressor horsepower was being used in international applications.

Sales and marketing

Our more than 130 salespeople aggressively pursue the rental and sales market for compressors and production equipment and other products in their respective territories. Each salesperson is assigned a customer list on the basis of the experience and personal relationships of the salesperson and the individual service requirements of the customer. This customer and relationship-focused strategy is communicated through frequent direct contact, technical presentations, print literature, print advertising and direct mail. Our advertising and promotion strategy is a concentrated approach, tailoring specific messages into a very focused presentation methodology.

Additionally, our salespeople coordinate with each other to effectively pursue customers who operate in multiple regions. The salespeople maintain intensive contact with our operations personnel in order to promptly respond to and satisfy customer needs. Our sales efforts concentrate on demonstrating our commitment to enhancing the customer’s cash flow through superior product design, fabrication, installation, customer service and after-market support.

Upon receipt of a request for proposal or bid by a customer, we assign a team of sales, operations and engineering personnel to analyze the application and prepare a quotation, including selection of the equipment, pricing and delivery date. The quotation is then delivered to the customer and, if we are selected as the vendor, final terms are agreed upon and a contract or purchase order is executed. Our engineering and operations personnel also often provide assistance on complex compressor applications, field operations issues or equipment modifications.

Competition

We believe that we are currently the largest natural gas compression company in the United States on the basis of aggregate rental horsepower. However, the natural gas compression services and fabrication business is highly competitive. Overall, we experience considerable competition from companies who may be able to more quickly adapt to changes within our industry and changes in economic conditions as a whole, more readily take advantage of available opportunities and adopt more aggressive pricing policies.

Because the business is capital intensive, our ability to take advantage of growth opportunities may be limited by our ability to raise capital. As part of the most recent amendment to our bank credit facility, we agreed to limit our capital expenditures for 2003 to no more than $200 million. To the extent that any of our competitors have a lower cost of capital or have greater access to capital than we do, they may be able to compete more effectively, which may allow them to more readily take advantage of available opportunities.

Compressor industry participants can achieve significant advantages through increased size and geographic breadth. As the number of rental units increases in a rental fleet, the number of sales, engineering, administrative and maintenance personnel required does not increase proportionately.

One of the significant cost items in the compressor rental business is the amount of inventory required to service rental units. Each rental company must maintain a minimum amount of inventory to stay competitive. As the size of the rental fleet increases, the required amount of inventory does not increase in the same proportion. The larger rental fleet companies can generate cost savings through improved purchasing power and vendor support.

We believe that we compete effectively on the basis of price, customer service, including the availability of personnel in remote locations, flexibility in meeting customer needs and quality and reliability of our compressors and related services. A few major fabricators, some of whom also compete with us in the compressor rental business, dominate the compressor fabrication business. We believe that we are one of the largest compressor fabrication companies in the United States.

In our production and processing equipment business we have different competitors in the standard and customer engineered equipment markets. Competitors in the standard equipment market include several large companies and a large number of small, regional fabricators. Competition in the standard equipment market is generally based upon price, availability, the ability to provide integrated projects and level of product support after the sale. Our competition in the custom engineered market usually consists of larger companies. Increasingly, the ability to fabricate these large systems near to the point of end-use is a major competitive issue.

Government regulation

We are subject to various federal, state, local and foreign laws and regulations relating to the environment, health and safety, including regulations and permitting for air emissions, wastewater and storm water discharges and waste handling and disposal activities. In addition, certain of our customer service arrangements may require us to operate, on behalf of a specific customer, petroleum storage units such as underground tanks, or pipelines and other regulated units, all of which may impose additional regulatory compliance and permitting obligations. Failure to comply with these environmental laws and regulations or associated permits may result in the assessment of administrative, civil, and criminal penalties, the imposition of investigatory and remedial obligations, and the issuance of injunctions as to future compliance. Moreover, as with any owner or operator of real property, we are subject to clean-up costs and liability for regulated substances or any other toxic or hazardous wastes that may exist on or have been released under any of our properties.

In connection with our due diligence investigation of potential new properties for acquisition, we typically perform an evaluation to identify potentially significant environmental issues and take measures to have such issues addressed by the seller or ourselves, as appropriate under the circumstances. We cannot be certain, however, that all such possible environmental issues will be identified and fully addressed prior to our acquisition of new properties. Moreover, the handling of petroleum products and other regulated substances is a normal part of our operations and we have experienced occasional minor spills or incidental leakages in connection with our operations. As part of the regular overall evaluation of our operations, including newly acquired facilities, we assess the compliance and permitting status of these operations and facilities with applicable environmental laws and regulations and seek to address identified issues in accordance with applicable law.

The Comprehensive Environmental Response, Compensation and Liability Act, also known as “CERCLA” or the “Superfund” law, imposes liability, without regard to fault or the legality of the original conduct, on persons who are considered to be responsible for the release of a “hazardous substance” into the environment. These persons include the owner or operator of the facility or disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances. Under CERCLA and similar state laws, such persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. Furthermore, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances or other pollutants released into the environment.

The Resource Conservation and Recovery Act (“RCRA”) and regulations promulgated thereunder govern the generation, storage, transfer and disposal of hazardous wastes. We must comply with RCRA regulations for any of our operations that involve the generation, management or disposal of hazardous wastes (such as painting activities or the use of solvents). In addition, to the extent we operate underground tanks on behalf of specific customers, such operations may be regulated under RCRA. We believe we are in substantial compliance with RCRA and are not aware of any current claims against us alleging RCRA violations. We cannot provide any assurance, however, that we will not receive such notices of potential liability in the future.

We currently own or lease, and in the past have owned or leased, a number of properties that have been used in support of our operations for a number of years. Although we have utilized operating and disposal practices that were standard in the industry at the time, hydrocarbons, regulated substances, or other wastes may have been disposed of or released on or under the properties owned or leased by us or on or under other locations where such wastes have been taken for disposal. In addition, many of these properties have been operated by third parties whose treatment and disposal or release of hydrocarbons or other wastes was not under our control. These properties and the wastes disposed thereon may be subject to CERCLA, RCRA, and analogous state laws. Under such laws, we could be required to remove or remediate previously disposed wastes or property contamination, or to perform remedial plugging or pit closure operations to prevent future contamination. We are not currently under any order requiring that we undertake or pay for any clean-up activities, nor are we aware of any current environmental claims by the government or private parties against us demanding remedial costs or alleging that we are liable for such costs. However, we cannot provide any assurance that we will not receive any such claims in the future.

The Federal Water Pollution Control Act of 1972, also known as the “Clean Water Act,” and analogous state laws impose restrictions and strict controls regarding the discharge of pollutants into waters of the United States. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or the state. The EPA also has adopted regulations requiring covered industrial operators to obtain permits for storm water discharges. Costs may be associated with the treatment of wastewater or developing and implementing storm water pollution prevention plans. We believe that we are in substantial compliance with requirements under the Clean Water Act.

The Clean Air Act restricts the emission of air pollutants from many sources, including compressors and operational support facilities. New facilities may be required to obtain permits before work can begin, and existing facilities may be required to incur capital costs in order to remain in compliance. In addition, certain states have or are considering and the federal government has recently passed more stringent air emission controls on off-road engines. These laws and regulations may affect the costs of our operations.

On June 25, 1999, we notified the Air Quality Bureau of the Environmental Protection Division, New Mexico Environment Department of potential violations of regulatory and permitting requirements. The violations included failure to conduct required performance tests, failure to file required notices and failure to pay fees for compressor units located on sites for more than one year. We promptly paid the required fees and corrected the violations. On June 12, 2001, after the violations had been corrected, the Director of the Division issued a compliance order to us in connection with the alleged violations. The compliance order assessed a civil penalty of $15,000 per day per regulatory violation and permit; no total penalty amount was proposed in the compliance order. On October 3, 2003, the Division notified us that the total proposed penalty would be $759,072. However, since the alleged violations had been self-disclosed, that amount was reduced to $189,768. We expect to respond to the penalty assessment, challenging some of the calculations, and will propose an alternative settlement amount, which we expect to be less than $100,000.

We believe that we are currently in substantial compliance with environmental laws and regulations and that the phasing-in of recent more stringent air emission controls on off-road engines and other known regulatory requirements at the rate currently contemplated by such laws and regulations will not have a material adverse effect on our business, consolidated financial condition, results of operations and cash flows. Stricter standards in environmental legislation that may affect us may be imposed in the future, such as more stringent air emission requirements or proposals to make currently non-hazardous wastes subject to more stringent and costly handling, disposal and clean-up requirements. While we may be able to pass on the additional costs of complying with such laws to our customers, there can be no assurance that attempts to do so will be successful. Accordingly, new laws or regulations or amendments to existing laws or regulations might require us to undertake significant capital expenditures and otherwise have a material adverse effect on our business, consolidated financial condition, results of operations and cash flows.

Our operations outside the United States are potentially subject to similar foreign governmental controls and restrictions pertaining to the environment. We believe our operations are in substantial compliance with existing foreign governmental controls and restrictions and that compliance with these foreign controls and restrictions has not had a material adverse effect on our operations. We cannot provide any assurance, however, that we will not incur significant costs to comply with these foreign controls and restrictions in the future.

International operations

We operate in many different geographic markets, some of which are outside the United States. Changes in local economic or political conditions, particularly in Venezuela, Argentina, other parts of Latin America or Canada, could have a material adverse effect on our business, consolidated financial condition, results of operations and cash flows. Additional risks inherent in our international business activities include the following:

•  difficulties in managing international operations;

•  unexpected changes in regulatory requirements;

•  tariffs and other trade barriers which may restrict our ability to enter into new markets;

•  changes in political conditions;

•  potentially adverse tax consequences;

•  restrictions on repatriation of earnings or expropriation of property;

•  the burden of complying with foreign laws; and

•  fluctuations in currency exchange rates and the value of the U.S. dollar.

See the discussion of our Argentine and Venezuelan operations included in “Management’s discussion and analysis of financial condition and results of operations” in this prospectus supplement. Our future plans involve expanding our business in international markets where we currently do not conduct business. Our decentralized management structure and the risks inherent in new business ventures, especially in international markets where local customs, laws and business procedures present special challenges, may affect our ability to be successful in these ventures or avoid losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

In January 2002, Argentina devalued its peso against the U.S. dollar and imposed significant restrictions on fund transfers internally and outside the country. In addition, the Argentine government enacted regulations to temporarily prohibit enforcement of contracts with exchange rate-based purchase price adjustments. Instead, payment under such contracts could either be made at an exchange rate negotiated by the parties or, if no such agreement were reached, a preliminary payment could be made based on a one dollar to one peso equivalent pending a final agreement. The Argentine government also required the parties to such contracts to renegotiate the price terms within 180 business days of the devaluation. We have renegotiated all of our agreements in Argentina. As a result of these negotiations, we received approximately $11.2 million in reimbursements in 2002 and $0.7 million in the first nine months of 2003. During the nine months ended September 30, 2002, we recorded an exchange loss of approximately $11.9 million for assets exposed to currency translation in Argentina. For the nine months ended September 30, 2003, our Argentine operations represented approximately 5% of our revenue and 9% of our gross margin. During the year ended December 31, 2002, we recorded an exchange loss of approximately $9.9 million for assets exposed to currency translation in Argentina. For the year ended December 31, 2002, our Argentine operations represented approximately 5% of our revenue and 7% of our gross margin. The economic situation in Argentina is subject to change. To the extent that the situation in Argentina deteriorates, exchange controls continue in place and the value of the peso against the dollar is reduced further, our results of operations in Argentina could be materially and adversely affected which could result in reductions in our net income.

In December 2002, opponents of Venezuelan President Hugo Chávez initiated a country-wide strike by workers of the national oil company in Venezuela. This strike, a two-month walkout, had a significant negative impact on Venezuela’s economy and temporarily shut down a substantial portion of Venezuela’s oil industry. As a result of the strike, Venezuela’s oil production has dropped substantially. In addition, exchange controls have been put in place which put limitations on the amount of Venezuelan currency that can be exchanged for foreign currency by businesses operating inside Venezuela. In May 2003, after six months of negotiation, the Organization of the American States brokered an agreement between the Venezuelan government and its opponents. Although the accord does offer the prospect of stabilizing Venezuela’s economy, if another national strike is staged, talks of a settlement break down, exchange controls remain in place, or economic conditions in Venezuela continue to deteriorate, our results of operations in Venezuela could be materially and adversely affected, which could result in reductions in our net income. As a result of the disruption in our operations in Venezuela, during the fourth quarter of 2002, our international rental revenues decreased by approximately $2.7 million. In the nine months ended September 30, 2003, we recognized approximately $2.7 million of billings to Venezuelan customers that were not recognized in 2002 due to concerns about the ultimate receipt of those revenues. During the year ended December 31, 2002, we recorded an exchange loss of approximately $5.8 million for assets exposed to currency translation in Venezuela. For the year ended December 31, 2002, our Venezuelan operations represented approximately 10% of our revenue and 17% of our gross margin. At September 30, 2003, we had approximately $25.0 million in accounts receivable related to our Venezuelan operations.

As part of our acquisition of the gas compression business of Schlumberger, we acquired minority interests in three joint ventures in Venezuela. As a minority investor in these joint ventures, we will not be able to control their operations and activities, including without limitation, whether and when they distribute cash or property to their holders. In January 2003, we gave notice of our intent to exercise our right to put our interest in one of these joint ventures, the PIGAP II joint venture, back to Schlumberger Surenco. If not exercised, the put right would have expired as of February 1, 2003. On May 14, 2003, we entered into an agreement with Schlumberger Surenco to terminate the PIGAP II put and thus have retained our ownership interest in PIGAP II.

We are involved in a project to build and operate barge-mounted gas compression and gas processing facilities to be stationed in a Nigerian coastal waterway as part of the performance of a contract between Global, a Nigerian company, and an affiliate of Shell. We have completed the building of the required barge-mounted facilities. We understand that Global must complete a significant financing for part of the project in the near term or Shell would be able to terminate its contract with Global. In light of the political environment in Nigeria and other factors, there is no assurance that Global will be able to effect the required financing. If Shell were to terminate the contract for any reason or we were to terminate our involvement in the project, we would be required to find an alternative use for the barge facility which could result in a write-down of our investment. We currently have an investment of approximately $31 million associated with the barge facility and approximately $4 million associated with advances to and our investment in Global.

Employees

As of September 30, 2003 we had approximately 4,100 employees, approximately 105 of whom are represented by a labor union. Furthermore, we had approximately 486 contract personnel. In addition, as of September 30, 2003, Belleli Energy, our wholly owned subsidiary which we began consolidating in November 2002, had approximately 1,300 employees, approximately 400 of whom are represented by a labor union, and 198 contract personnel. We believe that our relations with our employees and contract personnel are satisfactory.

Properties

The following table describes the material facilities owned or leased by us as of September 30, 2003:

Location	Status	Approximate Square Footage	Uses

Broken Arrow, Oklahoma	Owned	127,505	Compressor and accessory fabrication
Davis, Oklahoma	Owned	393,870	Compressor and accessory fabrication
Houston, Texas	Owned	256,505	Compressor and accessory fabrication
Houston, Texas	Owned	148,925	Compressor and accessory fabrication
Houston, Texas	Leased	51,941	Office
Anaco, Venezuela	Leased	10,000	Compressor rental and service
Casper, Wyoming	Owned	28,390	Compressor rental and service
Comodoro Rivadavia, Argentina	Leased	21,000	Compressor rental and service
Comodoro Rivadavia, Argentina	Owned	26,000	Compressor rental and service
Farmington, New Mexico	Owned	20,361	Compressor rental and service
Gillette, Wyoming	Leased	10,200	Compressor rental and service

Location	Status	Approximate Square Footage	Uses

Houston, Texas	Leased	13,200	Compressor rental and service
Kilgore, Texas	Owned	33,039	Compressor rental and service
Maturin, Venezuela	Owned	20,000	Compressor rental and service
Midland, Texas	Owned	53,300	Compressor rental and service
Neuquen, Argentina	Owned	30,000	Compressor rental and service
Pampa, Texas	Leased	24,000	Compressor rental and service
Pocola, Oklahoma	Owned	18,705	Compressor rental and service
Santa Cruz, Bolivia	Leased	32,200	Compressor rental and service
Tulsa, Oklahoma	Leased	16,456	Compressor rental and service
Tulsa, Oklahoma	Leased	13,100	Compressor rental and service
Tulsa, Oklahoma	Leased	19,200	Compressor rental and service
Victoria, Texas	Owned	21,840	Compressor rental and service
Victoria, Texas	Leased	18,083	Compressor rental and service
Walsall, UK–Redhouse	Owned	15,300	Compressor rental and service
Walsall, UK–Westgate	Owned	44,700	Compressor rental and service
West Monroe, Louisiana	Owned	26,100	Compressor rental and service
Yukon, Oklahoma	Owned	22,453	Compressor rental and service
Odessa, Texas	Owned	15,751	Parts, service and used equipment
Houston, Texas	Leased	28,750	Parts, service and used equipment
Houston, Texas	Leased	73,450	Parts, service and used equipment
Odessa, Texas	Owned	30,281	Parts, service and used equipment
Broussard, Louisiana	Owned	74,402	Production and processing equipment fabrication
Calgary, Alberta, Canada	Owned	95,000	Production and processing equipment fabrication
Columbus, Texas	Owned	219,552	Production and processing equipment fabrication
Corpus Christi, Texas	Owned	11,000	Production and processing equipment fabrication
Dubai, UAE	Owned	29,914	Production and processing equipment fabrication
Hamriyah Free Zone, UAE	Owned	20,664	Production and processing equipment fabrication
Houston, Texas	Leased	103,000	Production and processing equipment fabrication
Mantova, Italy	Owned	196,800	Production and processing equipment fabrication
Tulsa, Oklahoma	Owned	40,100	Production and processing equipment fabrication
Victoria, Texas	Owned	50,506	Production and processing equipment fabrication

Our corporate headquarters and compressor fabrication facility in Houston, Texas and our production equipment manufacturing facility in Columbus, Texas are mortgaged to secure the repayment of approximately $3.0 million (as of September 30, 2003) in debt to a commercial bank.

Legal proceedings

Commencing in February 2002, approximately 15 putative securities class action lawsuits were filed against us and certain of our current and former officers and directors in the United States District Court for the Southern District of Texas. These class actions (together with subsequently filed actions) were consolidated into one case, Pirelli Armstrong Tire Corporation Retiree Medical Benefits Trust, On Behalf of Itself and All Others Similarly Situated, Civil Action No. H-02-0410, naming as defendants Hanover, Mr. Michael J. McGhan, Mr. William S. Goldberg and Mr. Michael A. O’Connor. The complaints asserted various claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and sought unspecified amounts of compensatory damages, interest and costs, including legal fees. The court entered an order appointing Pirelli Armstrong Tire Corporation Retiree Medical Benefits Trust and others as lead plaintiffs on January 7, 2003 and appointed Milberg, Weiss, Bershad, Hynes & Lerach LLP as lead counsel. On September 5, 2003, lead plaintiffs filed an amended complaint in which they continued to seek relief under Sections 10(b) and 20(a) of the Securities Exchange Act against Hanover, certain former officers and directors and our auditor, PricewaterhouseCoopers LLP, on behalf of themselves and the class of persons who purchased Hanover securities between May 4, 1999 and December 23, 2002.

In the securities action, the plaintiffs allege generally that the defendants violated the federal securities laws by making misstatements and omissions in our periodic filings with the SEC as well as in other public statements in connection with the transactions that were restated in 2002. A description of the transactions that were restated is set forth in “Management’s discussion and analysis of financial condition and results of operations—Previous restatements.”

Commencing in February 2002, four derivative lawsuits were filed in the United States District Court for the Southern District of Texas, two derivative lawsuits were filed in state district court for Harris County, Texas (one of which was nonsuited and the second of which was removed to Federal District Court for the Southern District of Texas) and one derivative lawsuit was filed in the Court of Chancery for the State of Delaware in and for New Castle County. These derivative lawsuits, which were filed by certain of our shareholders purportedly on behalf of Hanover, alleged, among other things, that our directors breached their fiduciary duties to shareholders in connection with certain of the transactions that were restated in 2002, and seek unspecified amounts of damages, interest and costs, including legal fees. The derivative lawsuits in the United States District Court for the Southern District of Texas were consolidated on August 19 and August 26, 2002 into the Harbor Finance Partners derivative lawsuit. With that consolidation, the pending derivative lawsuits were:

Plaintiff	Defendants	Civil Action No.	Court	Date Instituted

Harbor Finance Partners, derivatively on behalf of Hanover Compressor Company	Michael J. McGhan, William S. Goldberg, Ted Collins, Jr., Robert R. Furgason, Melvyn N. Klein, Michael A. O’Connor, and Alvin V. Shoemaker, Defendants and Hanover Compressor Company, Nominal Defendant	H-02-0761	United States District Court for the Southern District of Texas	03/01/02

Plaintiff	Defendants	Civil Action No.	Court	Date Instituted

Coffelt Family, LLC, derivatively on behalf of Hanover Compressor Company	Michael A. O’Connor, Michael J. McGhan, William S. Goldberg, Ted Collins, Jr., Melvyn N. Klein, Alvin V. Shoemaker and Robert R. Furgason, Defendants and Hanover Compressor Company, Nominal Defendant	19410-NC	Court of Chancery for the State of Delaware State Court in New Castle County	02/15/02

On October 2, 2003, the Harbor Finance Partners derivative lawsuit was consolidated into the Pirelli Armstrong Tire Corporation Retiree Medical Benefits Trust securities class action.

On and after March 26, 2003, three plaintiffs filed separate putative class actions against Hanover, certain named individuals and other purportedly unknown defendants, in the United States District Court for the Southern District of Texas. The alleged class is composed of persons who participated in or were beneficiaries of The Hanover Companies Retirement and Savings Plan, which was established by Hanover pursuant to Section 401(k) of the United States Internal Revenue Code of 1986, as amended. The purported class action seeks relief under ERISA based upon Hanover’s and the individual defendants’ alleged mishandling of Hanover’s 401(k) Plan. The three ERISA putative class actions are entitled: Kirkley v. Hanover, Case No. H-03-1155; Angleopoulos v. Hanover, Case No. H-03-1064; and Freeman v. Hanover, Case No. H-03-1095. On August 1, 2003, the three ERISA class actions were consolidated into the Pirelli Armstrong Tire Corporation Retiree Medical Benefits Trust federal securities class action. On October 9, 2003, a consolidated amended complaint was filed by the plaintiffs in the ERISA class action against Hanover, Michael McGhan, Michael O’Connor and William Goldberg, which included the same allegations as indicated above, and was filed on behalf of themselves and a class of persons who purchased or held Hanover securities in their 401(k) Plan between May 4, 1999 and December 23, 2002.

These actions allege generally that, in connection with the transactions that were restated in 2002, we and certain individuals acting as fiduciaries of Hanover’s 401(k) Plan breached their fiduciary duties to the plan participants by offering Hanover common stock as an investment option, failing to provide material information to plan participants regarding the suitability of Hanover common stock as an investment alternative, failing to monitor the performance of plan fiduciaries, and failing to provide material information to other fiduciaries.

On October 23, 2003, we entered into a Stipulation of Settlement, which, subject to, among other things, court approval, will settle all of the claims underlying the putative securities class action, the putative ERISA class action and the shareholder derivative actions described above. The terms of the proposed settlement provide for us to: (1) make a cash payment of approximately $30 million (of which $26.7 million was funded by payments from Hanover’s directors and officers insurance carriers), (2) issue 2.5 million shares of our common stock, and (3) issue a contingent note with a principal amount of $6.7 million. The note will be payable, together with accrued interest, on March 31, 2007 but can be extinguished (with no money owing under it) if our common stock trades at or above the average price of $12.25 per share for

15 consecutive days at any time between March 31, 2004 and March 31, 2007. In addition, upon the occurrence of a change of control of us, if the change of control or shareholder approval of the change of control occurs within 12 months after final court approval of the settlement, we will be obligated to contribute an additional $3 million to the settlement fund. As part of the settlement, we have also agreed to implement corporate governance enhancements, including allowing large shareholders to participate in the process to appoint two independent directors to our board of directors and certain enhancements to our code of conduct. Our independent auditor, PricewaterhouseCoopers LLP, is not a party to the settlement and will continue to be a defendant in the putative consolidated securities class action.

GKH Investments, L.P. and GKH Private Limited (collectively “GKH”), which together own approximately 10% of Hanover’s outstanding common stock and which sold shares in our March 2001 secondary offering of common stock, are parties to the proposed settlement and have agreed to settle claims against them that arise out of that offering as well as other potential securities, ERISA, and derivative claims. The terms of the proposed settlement provide for GKH to transfer 2.5 million shares of Hanover common stock from their holdings or from other sources.

In connection with this settlement, we initially recorded a pre-tax charge of approximately $68.7 million ($54.0 million after tax) in our first quarter 2003 financial statements. This charge included approximately $42.1 million ($27.4 million after tax), net of insurance recoveries, for our contribution of cash and estimated costs, 2.5 million Hanover common shares, and the contingent note. The charge also included approximately $26.6 million, without tax benefit, for 2.5 million Hanover common shares to be funded by GKH. Because this settlement could be considered to be a related party transaction as defined in SEC Staff Accounting Bulletin 5-T, the fair value of the Hanover common shares to be paid by GKH was recorded as an expense in Hanover’s statement of operations.

As discussed in our Quarterly Report on Form 10-Q for the three months ended March 31, 2003, we planned to seek guidance from the Office of the Chief Accountant of the SEC to determine whether the Hanover common shares provided by GKH should be recorded as an expense by Hanover. After the submission of a detailed letter and discussions with the SEC Staff, the Staff informed us that it would not object to GKH’s portion of the settlement not being considered a related party transaction as defined in SEC Staff Accounting Bulletin 5-T. Accordingly, the $26.6 million charge related to the 2.5 million Hanover common shares being paid by GKH could be reversed from our first quarter 2003 financial statements.

On August 5, 2003, we filed an amendment to our Quarterly Report on Form 10-Q for the three months ended March 31, 2003 to amend our first quarter 2003 financial statements to exclude the $26.6 million charge related to the 2.5 million Hanover common shares being funded by GKH. As a result, in our first quarter 2003 financial statements, as amended, we recorded a pre-tax charge of approximately $42.1 million ($27.4 million after tax), net of insurance recoveries, for our contribution of cash and estimated costs, 2.5 million Hanover common shares, and the contingent note.

In addition, in the second quarter of 2003, we adjusted our estimate of the settlement and recorded an additional $1.7 million charge due to the change in the value from May 14 to June 30, 2003 of the 2.5 million Hanover common shares contributed by us in connection with the settlement. In the third quarter of 2003, we recorded a reduction in the charge of $3.5 million to adjust our estimate of the settlement due to additional change in the value of such common stock during the three months ended September 30, 2003.

Based on the terms of the settlement agreement, we determined that a liability related to these lawsuits was probable and that the value was reasonably estimable. Accordingly, we evaluated the individual components of the settlement in consideration of existing market conditions and established an estimate for the cost of the litigation settlement. The details of this estimate are as follows (in thousands):

	Amended First Quarter Estimated Settlement	Second and Third Quarter Adjustment To Estimated Settlement	Total

Cash	$30,050	$—	$30,050
Estimated fair value of note to be issued .	5,194	—	5,194
Common stock to be issued by Hanover	26,600	(1,850)	24,750
Legal fees and administrative costs	6,929	—	6,929

Total	68,773	(1,850)	66,923
Less insurance recoveries	(26,670)	—	(26,670)

Net estimated litigation settlement	$42,103	$(1,850)	$40,253

The $5.2 million estimated fair value of the note to be issued was based on the present value of the future cash flows discounted at borrowing rates currently available to us for debt with similar terms and maturities. Utilizing a market-borrowing rate of 11%, the principal value and stipulated interest rate required by the note of 5% per annum, an estimated discount of $1.5 million was computed on the note to be issued. Upon the issuance of the note, the discount will be amortized to interest expense over the term of the note. Because the note could be extinguished without a payment (if our common stock trades at or above the average price of $12.25 per share for 15 consecutive days at any time between March 31, 2004 and March 31, 2007), we will be required to record an asset in future periods for the value of the embedded derivative, as required by SFAS 133, when the note is issued. This asset will be marked to market in future periods with any increase or decrease included in our statement of operations.

As of September 30, 2003, our accompanying balance sheet includes a $30.2 million long-term liability pending approval by the courts and satisfaction of certain other conditions and $34.6 million in accrued liabilities related to amounts which are expected to be paid in the next twelve months. During the second quarter, the $26.7 million receivable from the insurance carriers and $2.8 million of our portion of the cash settlement was paid into an escrow fund and is included in the accompanying balance sheet as restricted cash. Upon approval of the settlement by the court, we will record such amounts in liabilities and stockholders’ equity, respectively, and will include the shares in our outstanding shares used for earnings per share calculations.

The final value of the settlement may differ significantly from the estimates currently recorded, depending on the market value of our common stock when approved by the court and potential changes in the market conditions affecting the valuation of the note to be issued and whether we are required to make the additional $3 million payment in the event of a change of control. Accordingly, we will revalue our estimate of the cost of the settlement on a quarterly basis until the settlement is approved by the court.

On October 24, 2003, the parties moved the court for preliminary approval of the proposed settlement and sought permission to provide notice to the potentially affected persons and to set a date for a final hearing to approve the proposed settlement. On December 5, 2003, the court held a hearing and granted the parties’ motion for preliminary approval of the proposed settlement and, among other things, ordered that notice be provided to appropriate persons and set the date for the final hearing for February 6, 2004, although the date of the hearing is subject to change. The settlement, therefore, remains subject to, among other things, court approval and could be the subject of an objection by potentially affected persons. We also have the right to terminate the settlement under certain circumstances, including if more than a certain number of the plaintiffs elect to opt out of the settlement. There can be no assurances that the settlement will be approved or finalized, or that it will be finally approved or finalized on the terms agreed upon in the Stipulation of Settlement.

On November 14, 2002, the SEC issued a Formal Order of Private Investigation relating to the transactions underlying and other matters relating to the restatements of our financial statements announced in 2002. We have cooperated with the Fort Worth District Office Staff of the SEC in its investigation. Based upon our discussions to date with the Fort Worth District Office Staff of the SEC, we currently believe that a settlement of the investigation will be reached on terms that we do not believe will have a material adverse impact on our business, consolidated financial position, results of operations or cash flows. However, we can give no assurances in this regard, and we expect any settlement with the SEC to include findings of violations of the securities laws by us with respect to certain of the restated transactions. We understand that any resolution of the investigation reached by us with the Fort Worth District Office Staff of the SEC will have no legal effect until it is reviewed and, if appropriate, approved by the SEC in Washington, D.C., and we cannot predict what action might ultimately be taken against us by the SEC. As such, we do not anticipate announcing any resolution of the investigation unless and until such resolution is approved by the SEC in Washington, D.C.

As of September 30, 2003, we had incurred approximately $14.0 million in legal related expenses in connection with the internal investigations, the putative class action securities and ERISA lawsuits, the derivative lawsuits and the SEC investigation. Of this amount, we advanced approximately $2.2 million on behalf of certain current and former officers and directors in connection with the above-named proceedings. We intend to advance the litigation costs of our current and former officers and directors, subject to the limitations imposed by Delaware and other applicable law and Hanover’s certificate of incorporation and bylaws. We expect to incur approximately $4.4 million in additional legal fees and administrative expenses in connection with the settlement of the litigation, the SEC investigation and advances on behalf of current and former officers and directors for legal fees.

On June 25, 1999, we notified the Air Quality Bureau of the Environmental Protection Division, New Mexico Environment Department of potential violations of regulatory and permitting requirements. The violations included failure to conduct required performance tests, failure to file required notices and failure to pay fees for compressor units located on sites for more than one year. We promptly paid the required fees and corrected the violations. On June 12, 2001, after the violations had been corrected, the Director of the Division issued a compliance order to us in connection with the alleged violations. The compliance order assessed a civil penalty of $15,000 per day per regulatory violation and permit; no total penalty amount was proposed in the compliance order. On October 3, 2003, the Division notified us that the total proposed penalty would be $759,072. However, since the alleged violations had been self-disclosed, that amount was reduced to $189,768. We expect to respond to the penalty assessment, challenging some of the calculations, and will propose an alternative settlement amount, which we expect to be less than $100,000.

In the ordinary course of business we are involved in various other pending or threatened legal actions, including environmental matters. While management is unable to predict the ultimate outcome of these actions, it believes that any ultimate liability arising from these actions will not have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Management

The following sets forth, as of September 30, 2003, the name, age and business experience for the last five years of each of our executive officers:

Name	Age	Position

Chad C. Deaton	50	President and Chief Executive Officer; Director
John E. Jackson	45	Senior Vice President and Chief Financial Officer
Mark S. Berg	45	Senior Vice President, General Counsel and Secretary
Peter G. Schreck	39	Vice President—Treasury and Planning
Stephen P. York	47	Vice President and Corporate Controller

Chad C. Deaton was elected President, Chief Executive Officer and director in August 2002. From 1976 through 1984, Mr. Deaton served in a variety of positions with the Dowell Division of Dow Chemical. Following Schlumberger’s acquisition of Dowell in 1984, Mr. Deaton served in management positions with Schlumberger in Europe, Russia and the United States. Mr. Deaton was Executive Vice President of Schlumberger Oilfield Services from 1998 to 1999. From September 1999 to September 2001, Mr. Deaton served as a Senior Advisor to Schlumberger Oilfield Services.

John E. Jackson has served as Senior Vice President and Chief Financial Officer since February 2002. Prior to joining Hanover, Mr. Jackson served as Vice President and Chief Financial Officer of Duke Energy Field Services, a joint venture of Duke Energy and Phillips Petroleum that is one of the nation’s largest producers and marketers of natural gas liquids. Mr. Jackson joined Duke Energy Field Services as Vice President and Controller in April 1999 and was named Chief Financial Officer in February 2001. Prior to joining Duke Energy Field Services, Mr. Jackson served in a variety of treasury, controller and accounting positions at Union Pacific Resources between June 1981 and April 1999.

Mark S. Berg has served as Senior Vice President, General Counsel and Secretary since May 2002. From 1997 through 2001, Mr. Berg was an executive officer of American General Corporation, a Fortune 500 diversified financial services company, most recently serving in the position of Executive Vice President, General Counsel and Secretary. Mr. Berg began his career in 1983 as an associate with the Houston-based law firm of Vinson & Elkins L.L.P. and served as a partner from 1990 through 1997.

Peter G. Schreck has served as Vice President—Treasury and Planning since September 2000. Mr. Schreck was previously employed in various financial positions by Union Pacific Corporation and its affiliated subsidiaries from 1988 through August 2000. Immediately prior to joining Hanover, Mr. Schreck held the position of Treasurer and Director of Financial Services for Union Pacific Resources Company.

Stephen P. York has served as Vice President and Corporate Controller since April 2002. Prior to joining Hanover, Mr. York served as Director, Payroll Production of Exult, Inc., a provider of web-enabled human resources management services in Charlotte, NC, since 2001. From 1981 to 2000, Mr. York held various management positions with Bank of America Corporation, including Senior Vice President—Personnel Operations, Senior Vice President—Controller/General Accounting, Senior Vice President—Corporate Accounts Payable/Fixed Assets and Vice President—Audit Director. Mr. York was an accountant with KPMG Peat Marwick from 1979 to 1981.

Description of certain other financial obligations

Bank credit facility and the Proposed Bank Credit Facility

We have an amended and restated bank credit facility which provides for (1) a revolving credit facility in an aggregate principal amount of $350 million and (2) a commitment to issue letters of credit up to $75 million. At September 30, 2003, we had approximately $172 million of outstanding borrowings and $71.7 million of outstanding letters of credit under the bank credit facility. Amounts outstanding under our bank credit facility bear interest at (1) the greater of the administrative agent’s prime rate, the federal funds effective rate or the base CD rate, or (2) the Eurodollar rate plus, in each case, the spread. In addition, a commitment fee based upon a percentage of the average available commitment is payable quarterly to the lenders participating in the facility. The revolving loans may be borrowed, repaid and reborrowed from time to time.

Our bank credit facility contains various financial covenants which require, among other things, that we meet our specified quarterly financial ratios, including cash flow and net worth measurements and restricts, among other things, our ability to incur additional indebtedness or sell assets.

In February 2003, we executed an amendment to our bank credit facility and the agreements related to certain of our compression equipment lease obligations that we entered into in 1999 and 2000. The amendment, which was effective as of December 31, 2002, modified certain financial covenants to allow us greater flexibility in accessing the capacity under the bank credit facility to support our short-term liquidity needs.

As of September 30, 2003, we were in compliance with all material covenants and other requirements set forth in our bank credit facility, agreements related to our compression equipment lease obligations and indentures. While there is no assurance, we believe based on our current projections that we will be in compliance with the financial covenants in our bank credit facility and the agreements related to our compression equipment obligations at December 31, 2003, although, with respect to certain of the covenants, a relatively small change in our actual results as compared to our current projections could cause us not to be in compliance with such covenants.

Under the February 2003 amendment, certain of the financial covenants contained in our bank credit facility and the agreements related to certain of our compression equipment lease obligations revert back to more restrictive covenants with which we must be in compliance at the end of each fiscal quarter ending after December 31, 2003, or we will be in default under the bank credit facility. With respect to the more restrictive financial covenants that will be in effect for the quarter ending March 31, 2004, if our bank credit facility is not amended or replaced by such date, we believe based on our current projections that we would probably not be in compliance with such covenants at such date. However, we currently have bank commitments totaling $345 million for the Proposed Bank Credit Facility with different and/or less restrictive covenants which would apply to us upon closing of the Proposed Bank Credit Facility. While there is no assurance, we believe based on our current projections that we will be in compliance with the financial covenants contained in the Proposed Bank Credit Facility at December 31, 2003 and March 31, 2004.

The bank commitments under the Proposed Bank Credit Facility expire on December 31, 2003, and if we do not close the Proposed Bank Credit Facility prior to that date, we will have to request that the banks extend their commitments. There is no assurance that the banks will extend their commitments on the same terms or at all. In addition, the closing of this Proposed Bank Credit Facility is contingent on the finalization of documentation, the contemporaneous or earlier closing of at least $275 million of specified new financings to refinance a portion of our existing indebtedness and satisfaction of other customary conditions. If we close both the concurrent offering of our convertible senior notes and the offering of the notes offered hereby, we will satisfy the condition that we effect at least $275 million of new financings. There is no assurance that we will be able to satisfy all the conditions to close the Proposed Bank Credit Facility. If we are not able to close the Proposed Bank Credit Facility on a timely basis, then we expect to seek an amendment or waiver of the applicable financial covenants in our existing agreements. Although we believe we would be able to obtain a satisfactory amendment or waiver, there is no assurance we will be able to do so. Such an amendment or waiver could impose additional restrictions on us and could involve additional fees payable to the banks, which could be significant. If we are unable to meet the applicable financial covenants under our bank credit facility and we fail to obtain an amendment or waiver with respect thereto, then we could be in default under our bank credit facility and certain of our agreements related to our compression equipment lease obligations and other debt. A default under our bank credit facility or these agreements would trigger cross-default provisions under the agreements relating to certain of our other debt obligations. Such defaults would have a material adverse effect on our liquidity, financial position and operations.

When fully drawn, the $350 million under our bank credit facility is senior secured debt, and our obligations under the facility rank equally in right of payment with all of our other senior obligations. The banks under our bank credit facility and certain of our compression equipment operating leases that we entered into in 1999 and 2000 have a security interest in the inventory, equipment and certain other property of Hanover and its domestic subsidiaries and we pledged 66% of the equity in certain of our foreign subsidiaries.

If closed, amounts outstanding under our $345 million Proposed Bank Credit Facility will be senior secured debt, and our obligations under our Proposed Bank Credit Facility will rank equally in right of payment with all of our other senior obligations. The terms of our Proposed Bank Credit Facility are still being negotiated, and we cannot provide any assurances as to the terms and conditions that will finally be agreed to in our Proposed Bank Credit Facility. Nevertheless, we expect that our Proposed Bank Credit Facility may contain certain terms and provisions that are materially different from our bank credit facility. While we expect that our Proposed Bank Credit Facility will include certain financial covenants that are in our bank credit facility, we also expect that our Proposed Bank Credit Facility will not contain all of the financial covenants that are in our bank credit facility. Certain of these covenants may be more restrictive than the financial covenants in our bank credit facility. In addition, we expect that our Proposed Bank Credit Facility may contain a new requirement that HCLP maintain a certain minimum consolidated tangible net worth.

We expect that the negative covenants in our Proposed Bank Credit Facility will address certain matters that are addressed in the negative covenants in our bank credit facility. In certain cases, however, there may be material changes to the text of these negative covenants and the related exceptions, and some of these changes may result in negative covenants that are more restrictive than the negative covenants in our bank credit facility, while other changes may provide us with greater operating flexibility. Unlike our bank credit facility, our Proposed Bank Credit Facility may not contain a negative covenant restricting the capital expenditures of Hanover and its subsidiaries, but our Proposed Bank Credit Facility may contain new negative covenants restricting the ability of Hanover and its subsidiaries to enter into agreements with third parties that contain negative pledges and restrictions on subsidiary distributions.

As is the case with respect to our bank credit facility, we expect that our Proposed Bank Credit Facility may be secured by inventory, equipment and certain other property of Hanover and its domestic subsidiaries and 66% of the equity interests in certain of Hanover’s foreign subsidiaries. In addition, Hanover and certain of its domestic subsidiaries may grant liens on certain real property owned or leased by them in the United States.

Zero Coupon Subordinated Notes due March 31, 2007

On May 14, 2003, we entered into an agreement with Schlumberger to terminate our right to put our interest in the PIGAP II joint venture to Schlumberger. We had previously given notice of our intent to exercise the PIGAP put in January 2003. We also agreed with Schlumberger to restructure the $150 million subordinated note that Schlumberger received from Hanover in August 2001 as part of the purchase price for the acquisition of POC’s natural gas compression business, ownership interest in certain joint venture projects in South America, and related assets. As a result, we retained our interest in PIGAP. As of March 31, 2003, the date from which the interest rate was adjusted, the $150 million subordinated note had an outstanding principal balance of approximately $171 million, including accrued interest. We restructured the $150 million subordinated note as our Zero Coupon Subordinated Notes due March 31, 2007, which notes were issued to Schlumberger in such transaction and were sold by Schlumberger in a registered public offering on December 8, 2003. Original issue discount accretes under the zero coupon notes at a rate of 11.0% per annum for their remaining life, up to a total principal amount of $262.6 million payable at maturity. The notes will accrue additional interest at a rate of 2.0% per annum upon the occurrence and during the continuance of an event of default under the notes. The notes will also accrue additional interest at a rate of 3.0% per annum if our consolidated leverage ratio, as defined in the indenture governing the notes, exceeds 5.18 to 1.0 as of the end of any two consecutive fiscal quarters. Notwithstanding the preceding, in no event will the total additional interest accruing on the notes exceed 3.0% per annum if both of the previously mentioned circumstances occur. The notes also contain a covenant that limits our ability to incur additional indebtedness if our consolidated leverage ratio exceeds 5.6 to 1.0, subject to certain exceptions.

The Zero Coupon Subordinated Notes are our general subordinated unsecured obligations and rank junior in right of payment to all of our senior debt and senior subordinated debt, including the notes offered hereby. The notes are not guaranteed by any of our subsidiaries and therefore are effectively subordinated to all obligations of our existing and future subsidiaries.

4.75% Convertible Senior Notes

In March 2001, we issued $192 million aggregate principal amount of 4.75% Convertible Senior Notes due March 15, 2008. The convertible senior notes are convertible at the option of the holder into shares of our common stock at a conversion rate of 22.7596 shares of common stock per $1,000 principal amount of convertible senior notes. The conversion rate is subject to anti-dilution adjustment in certain events.

On or after March 15, 2004, we have the right at any time to redeem some or all of the convertible senior notes. If we experience a specified change in control, a holder of the convertible senior notes may require us to repurchase, with cash or common stock, some or all of the convertible senior notes at a price equal to 100% of the principal amount plus accrued and unpaid interest to the repurchase date.

The convertible senior notes are our general unsecured obligations and rank equally in right of payment with all of our other senior debt, including the notes offered hereby. The convertible senior notes are effectively subordinated to all existing and future liabilities of our subsidiaries.

Mandatorily Redeemable Convertible Preferred Securities

In December 1999, we issued $86.3 million of unsecured 7¼% Mandatorily Redeemable Convertible Preferred Securities through our subsidiary, Hanover Compressor Capital Trust, a Delaware business trust (the “Trust”). Under a guarantee agreement, we guaranteed on a subordinated basis any payments required to be made by the Trust to the extent the Trust does not have funds available to make the payments.

The Mandatorily Redeemable Convertible Preferred Securities are convertible at the option of the holder into shares of our common stock, have a liquidation amount of $50 per security and mature in 30 years, but we may redeem them, in whole or in part, at any time. We are required to pay annual cash distributions at the rate of 7¼%, payable quarterly in arrears. However, such payments may be deferred for up to 20 consecutive quarters subject to certain restrictions. During any periods in which payments are deferred, in general, we cannot pay any dividend or distribution on our capital stock or redeem, purchase, acquire or make any liquidation on any of our capital stock. We made distributions of approximately $4.8 million on the Mandatorily Redeemable Convertible Preferred Securities for the nine months ended September 30, 2003.

Sale leaseback transactions

1999A sale leaseback transaction

On June 15, 1999, HCLP sold certain compression equipment to Hanover Equipment Trust 1999A (the “Trust 1999A”) and then leased the equipment from the Trust 1999A. Simultaneously with the sale leaseback transaction, certain lenders made loans to the Trust 1999A of $194 million (together with an investor commitment of $6 million) sufficient to cover the purchase price of the equipment. The loans are structured in two tranches and are secured by an assignment of the lease and a security interest in the equipment. The loan agreement contains certain financial covenants that are substantially similar to our bank credit facility. The loans, which bear interest at the Eurodollar rate or the adjusted base rate plus, in each case, a spread, mature on June 14, 2004. We intend to use the net proceeds from the sale of the notes offered hereby together with available cash to repay these loans.

The Trust 1999A compression equipment leases and the related guarantees are HCLP’s senior obligations and rank equally in right of payment with all of HCLP’s existing and future senior debt, including its obligations under the bank credit facility. The lenders have a security interest in the inventory, equipment and certain other property of Hanover’s domestic subsidiaries, and Hanover pledged 66% of the equity in certain of its foreign subsidiaries in order to secure HCLP’s obligations under the compression equipment leases.

2000A sale leaseback transaction

In March 2000, HCLP entered into a $200 million sale leaseback of certain compression equipment with Hanover Equipment Trust 2000A (the “Trust 2000A”). Under the March agreement, HCLP received $100 million in proceeds from the sale of compression equipment at closing and in August 2000, HCLP completed the second half of the equipment lease and received an additional $100 million for the sale of additional compression equipment. Simultaneously with the sale lease back transaction, certain lenders made loans to Trust 2000A (together with an investor commitment) sufficient to cover the purchase price of the equipment. The loans are structured in two tranches and are secured by an assignment of the lease and a security interest in the equipment. The loan agreement contains certain financial covenants that are substantially similar to our bank credit facility. The loans, which bear interest at the Eurodollar rate or the adjusted base rate plus, in each case, a spread, mature on March 13, 2005.

The Trust 2000A compression equipment leases and the related guarantees are HCLP’s senior obligations and rank equally in right of payment with all of HCLP’s existing and future senior debt, including its obligations under the bank credit facility. The lenders have a security interest in the inventory, equipment and certain other property of Hanover’s domestic subsidiaries, and Hanover pledged 66% of the equity in certain of its foreign subsidiaries in order to secure HCLP’s obligations under the compression equipment leases.

2000B sale leaseback transaction

In October 2000, HCLP completed a $173 million sale leaseback of certain compression equipment with Hanover Equipment Trust 2000B (the “Trust 2000B”). Simultaneously with the sale leaseback transaction, certain lenders made loans to the Trust 2000B (together with an investor commitment) sufficient to cover the purchase price of the equipment. The loans are structured in two tranches and are secured by an assignment of the lease and a security interest in the equipment. The loan agreement contains certain financial covenants that are substantially similar to our bank credit facility. The loans, which bear interest at the Eurodollar rate or the adjusted base rate plus, in each case, a spread, mature on October 26, 2005.

The Trust 2000B compression equipment leases and the related guarantees are HCLP’s senior obligations and rank equally in right of payment with all of HCLP’s existing and future senior debt, including its obligations under the bank credit facility. The lenders have a security interest in the inventory, equipment and certain other property of Hanover’s domestic subsidiaries, and Hanover pledged 66% of the equity in certain of its foreign subsidiaries in order to secure HCLP’s obligations under the compression equipment leases.

2001 sale leaseback transactions

In August 2001 and in connection with the POC acquisition, HCLP completed two sale leaseback transactions with two separate trusts involving certain compression equipment. Under the first transaction, HCLP received proceeds of $309.3 million from Hanover Equipment Trust 2001A (the “Trust 2001A”) from the sale of compression equipment. Simultaneously, the Trust 2001A issued notes in the principal amount of $300 million through a private placement under Rule 144A under the Securities Act. The notes are secured by an assignment of the lease and a security interest in the equipment. The agreements under which the notes were issued contain various financial covenants which require, among other things, that we meet our specified quarterly financial ratios and restricts, among other things, our ability to incur additional indebtedness or sell assets. The notes, which bear interest at 8.5% semiannually, mature on September 1, 2008.

Under the second sale leaseback transaction, HCLP received additional proceeds of $257.8 million from Hanover Equipment Trust 2001B (the “Trust 2001B”) from the sale of compression equipment. Simultaneously, the Trust 2001B issued notes in the principal amount of $250 million through a private placement under Rule 144A under the Securities Act. The notes are secured by an assignment of the lease and a security interest in the equipment. The notes, which bear interest at 8.75% semiannually, mature on September 1, 2011.

The Trust 2001A and Trust 2001B compression equipment leases and the related guarantees are HCLP’s senior subordinated obligations, and those obligations rank junior in right of payment to all of HCLP’s senior debt. The lease obligations rank equally in right of payment with the guarantee by HCLP of the notes offered hereby. Certain of the lease obligations will be guaranteed by Hanover only upon the occurrence of certain events of default, and, if it comes into effect, this conditional guarantee will also be made on a senior subordinated basis. The remaining lease obligations under the Trust 2001A and Trust 2001B compression equipment leases are fully and unconditionally guaranteed by Hanover on a senior subordinated basis.

Under the 1999 and 2000 compression equipment operating lease agreements, the equipment was sold and leased back by HCLP for a five-year period and HCLP will continue to deploy the equipment under our normal operating procedures. At any time, HCLP has options to repurchase the equipment at fair market value.

As of September 30, 2003, HCLP had residual value guarantees in the amount of approximately $881 million under the lease agreements that are due upon termination of the leases and which may be satisfied by a cash payment or the exercise of HCLP’s purchase options.

Prior to July 1, 2003, each of the above-mentioned transactions was recorded as a sale leaseback of the equipment and was recorded as an operating lease. In January 2003, the FASB issued FIN 46, an interpretation of ARB 51. On July 1, 2003, we adopted the provisions of FIN 46 as they relate to the special purpose entities that lease compression equipment to us. As a result of the adoption, we added approximately $1,089 million in compressor equipment assets, $192.3 million of accumulated depreciation (including approximately $58.6 million of accumulated depreciation related to periods before the sale and leaseback of the equipment), $1,105.0 million in debt and $34.6 million in minority interest obligations to our balance sheet, and we reversed $108.8 million of deferred gains that were recorded on our balance sheet as a result of the sale and leaseback transactions. On July 1, 2003, we recorded a $133.7 million charge ($86.9 million net of tax) to record the cumulative effect from the adoption of FIN 46 related to prior period depreciation of the compression equipment assets. Additionally, we estimate that we will record approximately $17 million per year in additional depreciation expense on our leased compression equipment as a result of the inclusion of the compression equipment on our balance sheet and will also record the payments made under our compression equipment leases as interest expense.

Term mortgage loan

HCLP executed a $5 million term note dated September 23, 1997 payable to Wells Fargo Bank (Texas), National Association. The term note was issued in connection with the refinancing of our Houston Fabricating Facility, our headquarters and our Colorado County, Texas Fabricating Facility. The term loan bears interest at the lesser of the applicable LIBOR rate, plus two percent, or the maximum rate allowed by law. The term loan matures on September 1, 2004. The term loan is secured by 83 acres of land located in Colorado County, Texas and approximately 28 acres of land located in Harris County, Texas and fixtures located thereon.

Other

As of September 30, 2003, we had guaranteed approximately $51.3 million in obligations of non-consolidated affiliates, which are not included as a liability on our balance sheet.

Convertible senior notes

In June 2003, we filed a shelf registration statement with the SEC pursuant to which we may from time to time publicly offer equity, debt or other securities in an aggregate amount not to exceed $700 million. The shelf registration statement was subsequently declared effective by the SEC on November 19, 2003. We are offering the notes pursuant to this shelf registration statement and we intend to issue $125 million aggregate principal amount of convertible senior notes (plus a possible additional $18.75 million aggregate principal amount of convertible senior notes to cover over-allotments) pursuant to the shelf registration statement concurrently with the offering of the notes. The convertible senior notes will not be redeemable by us prior to January 15, 2011 and will not be guaranteed by HCLP or any other subsidiary of ours. We intend to use the net proceeds from the offering of the convertible senior notes to repay a portion of the outstanding indebtedness under our bank credit facility. The sale of the notes offered hereby and the sale of the convertible senior notes are not contingent upon each other. There can be no assurances that we will be able to complete the sale of the convertible senior notes.

Description of notes

Hanover Compressor Company will issue its notes under a senior indenture, to be dated as of the Issue Date (defined below), among itself, the Subsidiary Guarantors (defined below) and Wachovia Bank, National Association, as trustee (the “Trustee”), as supplemented by a supplemental indenture to issue the notes (the “Indenture”). The terms of the notes include those expressly set forth in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

This description of notes is intended to be a useful overview of the material provisions of the notes and the Indenture. Since this description of notes is only a summary, you should refer to the Indenture for a complete description of our obligations and your rights. If the description of the notes varies between this prospectus supplement and the “Description of Debt Securities” in the accompanying prospectus, you should rely on the information contained in this prospectus supplement which supersedes the description in the accompanying prospectus with respect thereto.

You will find the definitions of certain capitalized terms used in this description under the heading “—Certain definitions.” Other capitalized terms have the meanings assigned to them elsewhere in this description or in the Indenture. For purposes of this description, references to “Hanover,” “we,” “our,” and “us” refer only to Hanover Compressor Company and not to any of its subsidiaries.

General

The notes.    The notes:

• are general obligations of Hanover;

• are initially limited to an aggregate principal amount of $200 million, but as described under “—Additional issuances” below and subject to the terms of the Indenture, we may issue additional notes with identical terms;

• are general unsecured obligations of Hanover and rank equal in right of payment to all existing and future Senior Indebtedness of Hanover;

• are senior in right of payment to any existing and future Subordinated Obligations of Hanover;

• mature on December 15, 2010;

• will be issued in denominations of $1,000 and integral multiples of $1,000;

• will be represented by one or more registered notes in global form, but in the limited circumstances described under “Description of Debt Securities—Global Securities” in the accompanying prospectus may be represented by notes in certificated form;

• are unconditionally guaranteed by the Subsidiary Guarantors on a senior subordinated basis; and

• will be listed on the NYSE.

Interest.    Interest on the notes will compound semi-annually and will:

• accrue at the rate of 8.625% per annum;

• accrue from the date of issuance or the most recent interest payment date;

• be payable in cash semi-annually in arrears on June 15 and December 15, commencing on June 15, 2004;

• be payable to the holders of record on the June 1 and December 1 immediately preceding the related interest payment dates; and

• be computed on the basis of a 360-day year comprised of twelve 30-day months.

Payments on the notes; Paying Agent and Security Registrar

We will pay principal of, premium, if any, and interest on the notes, and the notes may be exchanged or transferred, at the office or agency designated by Hanover in the Borough of Manhattan, The City of New York (which initially will be the corporate trust office of the Trustee in New York, New York), except that we may, at our option, pay interest on any notes in certificated form by check mailed to holders of the notes at their registered address as it appears in the Security Registrar’s books. We have initially designated the Trustee to act as our Paying Agent and Security Registrar. We may, however, change the Paying Agent or Security Registrar without prior notice to the holders of the notes, and Hanover may act as Paying Agent or Security Registrar.

We will pay principal of, premium, if any, and interest on, notes in global form registered in the name of or held by The Depository Trust Company or its nominee in immediately available funds to The Depository Trust Company or its nominee, as the case may be, as the registered holder of such global note.

Transfer and exchange

A holder of notes may transfer or exchange notes at the office of the Security Registrar in accordance with the Indenture. The Security Registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents. No service charge will be imposed by Hanover, the Trustee or the Security Registrar for any registration of transfer or exchange of notes, but Hanover may require a holder to pay a sum sufficient to cover any tax or other similar governmental charge required by law. Hanover is not required to transfer or exchange any note selected for redemption, except the unredeemed portion of any note being redeemed in part. Also, Hanover is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

The registered holder of a note will be treated as the owner of it for all purposes, and all references in this description to “holders” of the notes mean holders of record of the notes, unless otherwise indicated.

Additional issuances

We may from time to time, without notice or the consent of the holders of the notes, but subject to compliance with the covenant described below under “—Certain covenants—Limitation on Indebtedness,” create and issue additional notes ranking equally and ratably with, and identical to, the original notes in all respects (except for the payment of interest accruing prior to the issue date of such additional notes), so that such additional notes form a single series with the original notes and have the same terms as to status, redemption or otherwise as the original notes.

Optional redemption

Except as described in the subsequent paragraphs, the notes are not redeemable until              December 15, 2007. On and after December 15, 2007, Hanover may redeem all or, from time to time, a part of the notes upon not less than 30 nor more than 60 days’ notice, at the following redemption prices (expressed as a percentage of principal amount) plus accrued and unpaid interest, on the notes, if any, to the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period beginning on December 15 of the years indicated below:

Year	Percentage

2007	104.313%
2008	102.156%
2009 and thereafter	100.000%

Prior to December 15, 2006, to the extent that Hanover raises Net Cash Proceeds from one or more Qualified Equity Offerings, Hanover may on any one or more occasions redeem up to 35% of the original principal amount of its respective notes with the Net Cash Proceeds at a redemption price of 108.625% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided that

• at least 65% of the original principal amount of the notes remains outstanding after each such redemption; and

• the redemption occurs within 60 days after the closing of such Qualified Equity Offering.

Notwithstanding the preceding paragraphs, the notes will be redeemable, at our option, at any time prior to December 15, 2007 in whole, or from time to time in part, at a price equal to the greater of:

• 100% of the principal amount of the notes to be redeemed plus accrued but unpaid interest to the date of redemption; and

• (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon from the date of redemption to December 15, 2007 (except for currently accrued but unpaid interest) (assuming the notes are redeemed, and based on the applicable redemption price, on that date) discounted to the date of redemption, on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), at the Treasury Rate, plus 50 basis points, plus (b) accrued but unpaid interest to the date of redemption.

The actual redemption price, calculated as provided in this description, will be calculated and certified to the Trustee and us by the Independent Investment Banker. For purposes of determining the optional redemption price pursuant to this paragraph, the following definitions are applicable:

“Comparable Treasury Issue” means the United States Treasury security or securities selected by the Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the notes to December 15, 2007 that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity.

“Comparable Treasury Price” means, for any redemption date, (1) the average of four Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means either Citigroup Global Markets Inc. or J.P. Morgan Securities Inc., as specified by us, and any successor firm, or if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Trustee after consultation with us.

“Reference Treasury Dealer” means each of Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. and their respective successors, plus two other dealers selected by the Independent Investment Banker that are primary U.S. government securities dealers in New York City; provided, if any of Citigroup Global Markets Inc. or J.P. Morgan Securities Inc. or any primary U.S. government securities dealer selected by the Independent Investment Banker shall cease to be a primary U.S. government securities dealer, then such other primary U.S. government securities dealers as may be substituted by the Independent Investment Banker.

“Reference Treasury Dealer Quotations” means, for each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) at 3:30 p.m., New York City time, on the third business day preceding such redemption date, as quoted in writing to the Trustee by such Reference Treasury Dealer.

“Treasury Rate” means, with respect to any redemption date, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the remaining term of the notes, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (2) if such release (or any successor release) is not published during the week in which the calculation date falls (or in the immediately preceding week if the calculation date falls on any day prior to the usual publication date for such release) or does not contain such yields, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

The Treasury Rate shall be calculated on the third business day preceding the redemption date. Any weekly average yields calculated by interpolation or extrapolation will be rounded to the nearest 1/100th of 1%, with any figure of 1/200th of 1% or above being rounded upward.

If the optional redemption date is on or after an interest record date and on or before the related interest payment date, the accrued and unpaid interest, if any, will be paid to the Person in whose name the note is registered at the close of business on such record date, and no additional interest will be payable to holders whose notes will be subject to redemption by Hanover.

In the case of any partial redemption, the Trustee will select the notes for redemption in compliance with the requirements of the principal national securities exchange, if any, on which the notes are listed or, if the notes are not listed, then by such method as the Trustee will deem to be fair and appropriate, although no note of $1,000 in original principal amount or less will be redeemed in part. If any note is to be redeemed in part only, the notice of redemption relating to that note will state the portion of the principal amount thereof to be redeemed. If such note is in certificated form, a new note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original note.

Ranking and priority

The indebtedness evidenced by the notes:

• is unsecured Senior Indebtedness of Hanover and ranks equally in right of payment with all other Senior Indebtedness of Hanover, and

• is senior in right of payment to all existing and future Subordinated Obligations of Hanover.

The notes are structurally subordinated to all Indebtedness and other liabilities of any non-guarantor Subsidiaries of Hanover and are effectively subordinated to any Secured Indebtedness of Hanover and its Subsidiaries to the extent of the value of the assets securing such Indebtedness.

Although the Indenture contains limitations on the amount of additional Indebtedness which Hanover and its Subsidiaries may incur, under certain circumstances the amount of such Indebtedness could be substantial and, in any case, such Indebtedness may be senior and/or secured Indebtedness. See “—Certain covenants—Limitation on Indebtedness” below.

The Subsidiary Guarantees

Each Subsidiary Guarantor will unconditionally guarantee, jointly and severally, on an unsecured, senior subordinated basis, the full and prompt payment of principal of, premium, if any, and interest on the notes, and all other obligations under the Indenture. Initially, Hanover Compression Limited Partnership (“HCLP”) will be the only Subsidiary Guarantor. However, in the circumstances described under “—Certain covenants—Future Subsidiary Guarantors,” the Indenture will require certain of Hanover’s Restricted Subsidiaries to execute supplements to the Indenture providing for Subsidiary Guarantees in the future.

Ranking.    The indebtedness evidenced by each Subsidiary Guarantee, including the payment of principal of, premium, if any, and interest on the notes and other obligations with respect to the notes, will be subordinated in right of payment to all Guarantor Senior Indebtedness of such Subsidiary Guarantor. Each Subsidiary Guarantee will in all respects rank equally in right of payment with all other Guarantor Senior Subordinated Indebtedness of such Subsidiary Guarantor, including, in the case of HCLP, its payment obligations under the Leases. The Subsidiary Guarantee of any Subsidiary Guarantor is also effectively subordinated to any of its Guarantor Secured Indebtedness to the extent of the value of the assets securing such Indebtedness.

A Subsidiary Guarantor may not incur any Indebtedness if such Indebtedness is contractually subordinate or junior to any Guarantor Senior Indebtedness of such Subsidiary Guarantor unless such Indebtedness is Guarantor Senior Subordinated Indebtedness of such Subsidiary Guarantor or is contractually subordinated in right of payment to Guarantor Senior Subordinated Indebtedness of such Subsidiary Guarantor.

Although the Indenture contains limitations on the amount of additional Indebtedness that Subsidiary Guarantors may incur, under certain circumstances the amount of such Indebtedness could be substantial and, in any case, such Indebtedness may be Guarantor Senior Indebtedness. See “—Certain covenants—Limitation on Indebtedness.”

No Subsidiary Guarantor may pay principal of, premium, if any, or interest on, or other obligation with respect to, the notes pursuant to its Subsidiary Guarantee (collectively, “pay the notes”) if

• any Guarantor Senior Indebtedness is not paid when due in cash or Cash Equivalents, or

• any other default on Guarantor Senior Indebtedness occurs and the maturity of such Guarantor Senior Indebtedness is accelerated in accordance with its terms unless, in either case, (A) the default has been cured or waived and any such acceleration has been rescinded in writing, or (B) such Guarantor Senior Indebtedness has been paid in full in cash or Cash Equivalents.

If any Designated Guarantor Senior Indebtedness is in default and such default would allow the acceleration of the Designated Guarantor Senior Indebtedness without either further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods, the applicable Subsidiary Guarantor will not be permitted to pay the notes for a period (the “Payment Blockage Period”) beginning upon the receipt by the Trustee of written notice (a “Blockage Notice”) of such default from the Designated Guarantor Senior Indebtedness Representative specifying an election to effect a Payment Blockage Period. This Payment Blockage Period will end on the earliest of

• written notice to the Subsidiary Guarantor to terminate the period by the Person who gave the Blockage Notice;

• the discharge or repayment in full in cash of the applicable Designated Guarantor Senior Indebtedness;

• the default giving rise to the Blockage Notice is no longer continuing; and

• 179 days have passed following the delivery of the Blockage Notice.

Unless the maturity of the Designated Guarantor Senior Indebtedness has been accelerated, the applicable Subsidiary Guarantor will be permitted to resume payments on the notes pursuant to its Subsidiary Guarantee after the end of the Payment Blockage Period. Only one Blockage Notice (which may apply to all Subsidiary Guarantors) may be given in a 360-day period, regardless of the number of defaults on the Designated Guarantor Senior Indebtedness during that period. However, if a Blockage Notice is given by a holder of Designated Guarantor Senior Indebtedness other than Bank Indebtedness during the 360-day period, a Representative of Bank Indebtedness may give another Blockage Notice during the 360-day period. In no event, however, may the total number of days during which any Payment Blockage Period or Periods is in effect exceed 179 days during any 360 consecutive day period.

The holders of Guarantor Senior Indebtedness are entitled to receive payment in full before the noteholders are entitled to receive any payment under the related Subsidiary Guarantee in the event of:

• a liquidation, dissolution, reorganization or similar proceeding relating to such Subsidiary Guarantor; or

• a bankruptcy, insolvency, receivership or similar proceeding relating to the Subsidiary Guarantor.

Until the Guarantor Senior Indebtedness is paid in full in cash, any payment or distribution to which the noteholders would be entitled pursuant to any Subsidiary Guarantee, but for the subordination provisions of the Subsidiary Guarantee, will be made to the holders of the Guarantor Senior Indebtedness. If a distribution is made to the noteholders pursuant to a Subsidiary Guarantee that should have not been made to them as a result of these subordination provisions, the noteholders are required to hold such a distribution in trust for the holders of the Guarantor Senior Indebtedness and pay it over to them.

If payment of the notes is accelerated because of an Event of Default, and any Bank Indebtedness remains outstanding, the acceleration will not become effective until the earlier of (1) two Business Days after delivery of written notice to Hanover and the Representative under such Bank Indebtedness and (2) the day on which any Bank Indebtedness is accelerated. When the acceleration becomes effective, a Subsidiary Guarantor may make payments on the notes pursuant to its Subsidiary Guarantee only if the subordination provisions of the Subsidiary Guarantee otherwise permit payment at that time.

As a result of the subordination provisions in the Subsidiary Guarantee, creditors of the Subsidiary Guarantors who are holders of Guarantor Senior Indebtedness may recover more, ratably, than the noteholders in the event of insolvency.

Limitation on Subsidiary Guarantee.    The obligation of each Subsidiary Guarantor under its Subsidiary Guarantee is limited to the maximum amount as will not constitute a fraudulent conveyance or fraudulent transfer under federal or state law, after giving effect to:

• all other contingent and fixed liabilities of the Subsidiary Guarantor, including any Guarantees under the Senior Credit Facility; and

• any collections from or payments made by or on behalf of any other Subsidiary Guarantor with respect to such other Subsidiary Guarantor’s obligations under its Subsidiary Guarantee pursuant to its contribution obligations under the Indenture.

Limitation on merger and consolidation.    The Indenture also limits the conditions under which a Subsidiary Guarantor may consolidate with or merge with or into (whether or not such Subsidiary

Guarantor is the surviving Person) another Person (other than Hanover or another Subsidiary Guarantor). See “—Certain covenants—Merger and consolidation” below.

Release of Subsidiary Guarantee.    Upon a sale or other disposition (including by way of merger or consolidation) of all or substantially all of the assets or all of the Capital Stock of any Subsidiary Guarantor pursuant to and in accordance with the terms and provisions of the Indenture, then such Subsidiary Guarantor will be released and relieved of any obligations under its Subsidiary Guarantee. Upon either legal defeasance or covenant defeasance, each Subsidiary Guarantor will be released and relieved of any obligations under its Subsidiary Guarantee. In addition, if the Board of Directors designates a Subsidiary Guarantor to be an Unrestricted Subsidiary, then such Subsidiary Guarantor will be released and relieved of any obligations under its Subsidiary Guarantee, provided that such designation is conducted in accordance with the applicable provisions of the Indenture.

Change of Control

If a Change of Control occurs, each holder of notes will then have the right to require Hanover to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such holder’s notes, at a purchase price in cash equal to 101% of the principal amount of such notes plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Within 30 days following any Change of Control, Hanover will mail a notice (the “Change of Control Offer”) to each holder of its notes with a copy to the Trustee stating:

(1) that a Change of Control has occurred and that such holder has the right to require Hanover to purchase such holder’s notes at a purchase price in cash equal to 101% of the principal amount of such notes plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on a record date to receive interest on the relevant interest payment date) (the “Change of Control Payment”);

(2) the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the “Change of Control Payment Date”); and

(3) the procedures determined by Hanover, consistent with the Indenture, that a holder must follow in order to have its notes repurchased.

On the Change of Control Payment Date, Hanover will, to the extent lawful:

(1) accept for payment all notes or portions of notes (in integral multiples of $1,000) properly tendered under the Change of Control Offer;

(2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes so tendered; and

(3) deliver or cause to be delivered to the Trustee the notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of notes or portions of notes being purchased by Hanover.

The Paying Agent will promptly deliver to each holder of notes so tendered the Change of Control Payment for such notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each such new note will be in a principal amount of $1,000 or an integral multiple of $1,000.

If the Change of Control Payment Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest, if any, will be paid to the Person in whose name a note is registered at the close of business on such record date, and no additional interest will be payable to holders who tender pursuant to the Change of Control Offer.

The Change of Control provisions described above will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the respective holders to require that Hanover repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

Hanover will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by Hanover and purchases all notes validly tendered and not withdrawn under such Change of Control Offer.

Hanover will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of the Indenture, Hanover will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations described in the Indenture by virtue of the conflict.

Hanover’s ability to repurchase notes pursuant to a Change of Control Offer may be limited by a number of factors. The occurrence of certain of the events that constitute a Change of Control would constitute a default under the Senior Credit Agreement. In addition, certain events that may constitute a Change of Control under the Senior Credit Agreement and cause a default may not constitute a Change of Control under the Indenture. Future Indebtedness of Hanover and its Subsidiaries may also contain prohibitions of certain events that would constitute a Change of Control or require such Indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the holders of their right to require Hanover to repurchase the notes could cause a default under such Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on Hanover. Finally, Hanover’s ability to pay cash to the holders upon a repurchase may be limited by Hanover’s then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

The Change of Control provisions described above may deter certain mergers, tender offers and other takeover attempts involving Hanover by increasing the capital required to effectuate such transactions.

The definition of “Change of Control” includes a disposition of all or substantially all of the assets of Hanover and its Restricted Subsidiaries taken as a whole to any person or group. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the assets of a Person. As a result, it may be unclear as to whether a Change of Control has occurred and whether a holder of notes may require Hanover to make an offer to repurchase the notes as described above.

Certain covenants

The Indenture contains certain covenants, including, among others, the following:

Limitation on Indebtedness

Hanover will not, and will not permit any of its Restricted Subsidiaries to, Incur any Indebtedness; provided, however, that Hanover, the Subsidiary Guarantors and Restricted Subsidiaries may Incur Indebtedness if on the date thereof:

(1) the Consolidated Coverage Ratio for Hanover and its Restricted Subsidiaries is at least 2.25 to 1.00; and

(2) no default or Event of Default will have occurred or be continuing or would occur as a consequence of Incurring the Indebtedness and the application of the proceeds thereof.

The first paragraph of this covenant will not prohibit the incurrence of the following Indebtedness:

(1) Indebtedness of Hanover and its Subsidiaries Incurred pursuant to the Senior Credit Agreement, together with the principal component of amounts outstanding under Qualified Receivables Transactions, in an aggregate amount not to exceed $400.0 million at any time outstanding, less the aggregate principal amount of repayments with the proceeds from Asset Dispositions pursuant to the provisions of the Indenture described under “—Limitations on sales of assets and Subsidiary stock”, and Guarantees of Hanover and the Restricted Subsidiaries in respect of the Indebtedness Incurred pursuant to the Senior Credit Agreement;

(2) the notes (excluding any additional notes issued after the Issue Date) and the Subsidiary Guarantees;

(3) Indebtedness of Hanover owing to and held by any Wholly-Owned Subsidiary (other than a Receivables Entity) or Indebtedness of a Restricted Subsidiary owing to and held by Hanover or any Wholly-Owned Subsidiary (other than a Receivables Entity); provided, however,

(a) if Hanover is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all of its obligations with respect to the notes; and

(b) (i) any subsequent issuance or transfer of Capital Stock or any other event which results in any such Indebtedness being beneficially held by a Person other than Hanover or a Wholly-Owned Subsidiary (other than a Receivables Entity) of Hanover; and

      (ii) any sale or other transfer of any such Indebtedness to a Person other than Hanover or a Wholly-Owned Subsidiary (other than a Receivables Entity) of Hanover shall be deemed, in each case, to constitute an Incurrence of such Indebtedness by Hanover or such Subsidiary, as the case may be;

(4) Indebtedness represented by (a) any Indebtedness (other than the Indebtedness described in clauses (1), (3), (6) (8), (9) and (10)) outstanding on the Issue Date and (b) any Refinancing Indebtedness Incurred in respect of any Indebtedness described in this clause (4) or clause (5) or Incurred pursuant to the first paragraph of this covenant;

(5) Indebtedness of a Restricted Subsidiary Incurred and outstanding on the date on which such Restricted Subsidiary was acquired by Hanover (other than Indebtedness Incurred (a) to provide all or any portion of the funds utilized to consummate the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was otherwise acquired by Hanover or (b) otherwise in connection with, or in contemplation of, such acquisition); provided, however, that at the time such Restricted Subsidiary is acquired by Hanover, Hanover would have been able to Incur $1.00 of additional Indebtedness pursuant to the first paragraph of this covenant after giving effect to the Incurrence of such Indebtedness pursuant to this clause (5);

(6) Indebtedness under Currency Agreements and Interest Rate Agreements; provided that in the case of Currency Agreements and Interest Rate Agreements, such Currency Agreements and Interest Rate Agreements are entered into for bona fide hedging purposes of Hanover or its Restricted Subsidiaries (as determined in good faith by the Board of Directors or senior management of Hanover) and substantially correspond in terms of notional amount, duration, currencies and interest rates, as applicable, to Indebtedness of Hanover or its Restricted Subsidiaries on customary terms entered into in the ordinary course of business and Incurred without violation of the terms of the Indenture;

(7) the Incurrence by Hanover or any of its Restricted Subsidiaries of Indebtedness represented by Capitalized Lease Obligations, mortgage financings or purchase money obligations with respect to assets other than Capital Stock or other Investments, in each case Incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvements of property used in the business of Hanover or such Restricted Subsidiary, in an aggregate principal amount not to exceed $75.0 million at any time outstanding (it being understood that any Indebtedness Incurred pursuant to this clause (7) shall cease to be deemed to be Incurred or outstanding for purposes hereof but shall be deemed Incurred for purposes of the first paragraph of this covenant from and after the first date on which Hanover or its Restricted Subsidiaries could have Incurred such Indebtedness under the first paragraph of this covenant without reliance on this clause (7));

(8) Indebtedness Incurred in respect of workers’ compensation claims, self-insurance obligations, performance, surety and similar bonds and completion guarantees provided by Hanover or a Restricted Subsidiary in the ordinary course of business;

(9) Indebtedness arising from agreements of Hanover or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, Incurred in connection with the disposition of any business, assets or Capital Stock of a Restricted Subsidiary;

(10) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided, however, that such Indebtedness is extinguished within five business days of Incurrence; and

(11) in addition to the items referred to in clauses (1) through (10) above, Indebtedness of Hanover and its Restricted Subsidiaries in an aggregate outstanding principal amount which, when taken together with the principal amount of all other Indebtedness Incurred pursuant to this clause (11) and then outstanding, will not exceed $75.0 million (it being understood that any Indebtedness Incurred pursuant to this clause (11) shall cease to be deemed to be Incurred or outstanding for purposes hereof but shall be deemed Incurred for purposes of the first paragraph of this covenant from and after the first date on which Hanover or its Restricted Subsidiaries could have Incurred such Indebtedness under the first paragraph of this covenant without reliance on this clause (11)).

Hanover will not Incur any Indebtedness under the preceding paragraph if the proceeds thereof are used, directly or indirectly, to refinance any Subordinated Obligations unless such Indebtedness will be subordinated to the notes to at least the same extent as such Subordinated Obligations. No Subsidiary Guarantor will Incur any Indebtedness if the proceeds thereof are used, directly or indirectly, to refinance any Guarantor Subordinated Obligations of such Subsidiary Guarantor unless such Indebtedness will be subordinated to the obligations of such Subsidiary Guarantor under its Subsidiary Guarantee to at least the same extent as such Guarantor Subordinated Obligations. No Subsidiary Guarantor will Incur any Indebtedness if the proceeds thereof are used, directly or indirectly, to refinance any Guarantor Senior Subordinated Indebtedness unless such refinancing Indebtedness is either Guarantor Senior Subordinated Indebtedness or Guarantor Subordinated Obligations. No Restricted Subsidiary may Incur any Indebtedness if the proceeds are used to refinance Indebtedness of Hanover (excluding any Guarantee by Hanover of any Indebtedness Incurred by a Restricted Subsidiary).

For purposes of determining compliance with, and the outstanding principal amount of any particular Indebtedness Incurred pursuant to, and in compliance with, this covenant:

(1) (A) Indebtedness permitted by this covenant need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this covenant permitting such Indebtedness and (B) in the event that Indebtedness meets the criteria of more than one of the types of Indebtedness described in the first and second paragraphs of this covenant, Hanover, in its sole discretion, will classify such item of Indebtedness on the date of Incurrence (or later reclassify such Indebtedness) and only be required to include the amount and type of such Indebtedness in one or more of such clauses as it determines; and

(2) the amount of Indebtedness issued at a price that is less than the principal amount thereof will be equal to the amount of the liability in respect thereof determined in accordance with GAAP.

Accrual of interest, accrual of dividends, the accretion of accreted value, the payment of interest in the form of additional Indebtedness and the payment of dividends in the form of additional shares of Preferred Stock will not be deemed to be an Incurrence of Indebtedness for purposes of this covenant. The amount of any Indebtedness outstanding as of any date shall be (a) the accreted value of the Indebtedness in the case of any Indebtedness issued with original issue discount and (b) the principal amount or liquidation preference thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

In addition, Hanover will not permit any of its Unrestricted Subsidiaries to Incur any Indebtedness or issue any shares of Disqualified Stock, other than Non-Recourse Debt. If at any time an

Unrestricted Subsidiary becomes a Restricted Subsidiary, any Indebtedness of such Subsidiary shall be deemed to be Incurred by a Restricted Subsidiary as of such date (and, if such Indebtedness is not permitted to be Incurred as of such date under this “Limitation on Indebtedness” covenant, Hanover shall be in default of this covenant).

For purposes of determining compliance with any U.S. dollar-denominated restriction on the Incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness; provided that if such Indebtedness is Incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-dominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-dominated restriction shall be deemed not to have been exceeded so long as the principal amount of such Refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that Hanover may Incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Indebtedness incurred to refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

Limitation on Restricted Payments

Hanover will not, and will not permit any of its Restricted Subsidiaries, directly or indirectly, to:

(1) declare or pay any dividend or make any distribution on or in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving Hanover or any of its Restricted Subsidiaries) except:

(a) dividends or distributions payable in Capital Stock of Hanover (other than Disqualified Stock) or in options, warrants or other rights to purchase such Capital Stock; and

(b) dividends or distributions payable to Hanover or a Restricted Subsidiary (and if such Restricted Subsidiary is not a Wholly-Owned Subsidiary, to its other holders of common Capital Stock on a pro rata basis);

(2) purchase, redeem, retire or otherwise acquire for value any Capital Stock of Hanover or any direct or indirect parent of Hanover held by Persons other than Hanover or a Restricted Subsidiary (other than in exchange for Capital Stock of Hanover (other than Disqualified Stock));

(3) purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Obligations or Guarantor Subordinated Obligations (other than the purchase, repurchase or other acquisition of Subordinated Obligations or Guarantor Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or acquisition); or

(4) make any Restricted Investment in any Person;

(any such dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement or Restricted Investment referred to in clauses (1) through (4) shall be referred to herein as a “Restricted Payment”), if at the time Hanover or such Restricted Subsidiary makes such Restricted Payment:

(a) a default shall have occurred and be continuing (or would result therefrom); or

(b) Hanover is not able to Incur an additional $1.00 of Indebtedness pursuant to the first paragraph under the “Limitation on Indebtedness” covenant after giving effect, on a pro forma basis, to such Restricted Payment; or

(c) the aggregate amount of such Restricted Payment and all other Restricted Payments declared or made subsequent to the Issue Date would exceed the sum of

(i) 50% of Consolidated Net Income for the period (treated as one accounting period) from the fiscal quarter that begins immediately following the Issue Date to the end of the most recent fiscal quarter ending prior to the date of such Restricted Payment for which financial statements are in existence (or, in case such Consolidated Net Income is a deficit, minus 100% of such deficit);

(ii) the sum of (x) 100% of the aggregate Net Cash Proceeds received by Hanover from the issue or sale of its Capital Stock (other than Disqualified Stock) or other capital contributions subsequent to the Issue Date (other than Net Cash Proceeds received from an issuance or sale of such Capital Stock to a Subsidiary of Hanover or an employee stock ownership plan, option plan or similar trust to the extent such sale to an employee stock ownership plan, option plan or similar trust is financed by loans from or guaranteed by Hanover or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination) and (y) 85% of the fair market value of property constituting Additional Assets received by Hanover or a Restricted Subsidiary subsequent to the Issue Date in exchange for Capital Stock (other than Disqualified Stock and other than Capital Stock issued to a Subsidiary of Hanover); provided that for the purposes of determining fair market value of the Additional Assets received pursuant to this clause (c)(ii), such fair market value shall be determined conclusively by the Board of Directors of Hanover acting in good faith whose resolution with respect thereto shall be delivered to the Trustee, such determination to be based, in part, upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if such fair market value is estimated to exceed $10.0 million;

(iii) the amount by which Indebtedness of Hanover is reduced on Hanover’s balance sheet upon the conversion or exchange (other than by a Subsidiary of Hanover) subsequent to the Issue Date of any Indebtedness of Hanover convertible or exchangeable for Capital Stock (other than Disqualified Stock) of Hanover (less the amount of any cash, or other property, distributed by Hanover upon such conversion or exchange); and

(iv) the amount equal to the net reduction in Restricted Investments made by Hanover or any of its Restricted Subsidiaries in any Person resulting from

(A) repurchases or redemptions of such Restricted Investments by such Person, proceeds realized upon the sale of any such Restricted Investment to an unaffiliated purchaser, repayments of loans or advances or other transfers of assets (including by way of dividend or distribution) by such Person to Hanover or any Restricted Subsidiary; or

(B) the redesignation of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of “Investment”) not to exceed, in the case of any Unrestricted Subsidiary, the amount of Investments previously made by Hanover or any Restricted Subsidiary in such Unrestricted Subsidiary, which amount in each case under this clause (iv) was included in the calculation of the amount of Restricted Payments;

provided, however, that no amount will be included under this clause (iv) to the extent it is already included in Consolidated Net Income.

The provisions of the preceding paragraph will not prohibit:

(1) any purchase or redemption of Capital Stock, Subordinated Obligations or Guarantor Subordinated Obligations made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of Hanover (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary or an employee stock ownership plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or Guaranteed by Hanover or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination); provided, however, that such purchase or redemption will be excluded in subsequent calculations of the amount of Restricted Payments;

(2) any purchase or redemption of Subordinated Obligations or Guarantor Subordinated Obligations made by exchange for, or out of the proceeds of the substantially concurrent sale of, Subordinated Obligations or Guarantor Subordinated Obligations that qualify as Refinancing Indebtedness; provided, however, that such purchase or redemption will be excluded in subsequent calculations of the amount of Restricted Payments;

(3) so long as no default or Event of Default has occurred and is continuing, any purchase or redemption of Subordinated Obligations or Guarantor Subordinated Obligations from Net Available Cash to the extent permitted under “—Limitation on sales of assets and Subsidiary stock” below; provided, however, that such purchase or redemption will be excluded in subsequent calculations of the amount of Restricted Payments;

(4) dividends paid within 60 days after the date of declaration if at such date of declaration such dividend would have complied with this provision; provided, however, that such dividends will be included in subsequent calculations of the amount of Restricted Payments;

(5) so long as no default or Event of Default has occurred and is continuing,

(a) the purchase, redemption or other acquisition, cancellation or retirement for value of Capital Stock, or options, warrants, equity appreciation rights or other rights to purchase or acquire Capital Stock of Hanover or any Restricted Subsidiary or any parent of Hanover held by any existing or former directors, employees or management of Hanover or any Subsidiary of Hanover or their assigns, estates or heirs, in each case in connection with the repurchase provisions under employee or director stock option or stock purchase agreements or other agreements to compensate management employees or directors; provided that such redemptions or repurchases pursuant to this clause will not exceed $25.0 million in the aggregate during any calendar year; provided, however, that the amount of any such repurchase or redemption will be included in subsequent calculations of the amount of Restricted Payments; and

(b) loans or advances to employees or directors of Hanover or any Subsidiary of Hanover permitted by law, the proceeds of which are used to purchase Capital Stock of Hanover, in an aggregate amount not in excess of $25.0 million at any one time outstanding; provided, however, that the amount of such loans and advances will be included in subsequent calculations of the amount of Restricted Payments;

(6) repurchases of Capital Stock deemed to occur upon the exercise of stock options if such Capital Stock represents a portion of the exercise price thereof; provided, however, that such repurchases will be excluded from subsequent calculations of the amount of Restricted Payments; and

(7) other Restricted Payments not to exceed $50.0 million in the aggregate.

The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of such Restricted Payment of the asset(s) or securities proposed to be paid, transferred or issued by Hanover or such Restricted Subsidiary, as the case may be, pursuant to such Restricted Payment. The fair market value of any cash Restricted Payment shall be its face amount and any non-cash Restricted Payment shall be determined conclusively by the Board of Directors of Hanover acting in good faith whose resolution with respect thereto shall be delivered to the Trustee, such determination to be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if such fair market value is estimated to exceed $10.0 million. Not later than the date of making any Restricted Payment (excluding any Restricted Payment described in the preceding clause (6)), Hanover shall deliver to the Trustee an Officers’ Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this covenant were computed, together with a copy of any fairness opinion or appraisal required by the Indenture.

Limitation on Liens

Hanover will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur or suffer to exist any Lien (other than Permitted Liens) upon any of its, or any such Restricted Subsidiary’s, property or assets (including Capital Stock), whether owned on the date of the Indenture or acquired after that date, securing any Senior Indebtedness (other than the notes), Subordinated Obligations, Guarantor Senior Subordinated Indebtedness or Guarantor Subordinated Obligations, unless contemporaneously with the Incurrence of the Liens effective provision is made to secure the notes or, in respect of Liens on any Restricted Subsidiary’s assets, any Subsidiary Guarantee of such Restricted Subsidiary, equally and ratably with (or prior to in the case of Liens with respect to Subordinated Obligations or Guarantor Subordinated

Obligations, as the case may be) the Indebtedness secured by such Lien for so long as such Indebtedness is so secured.

Limitation on restrictions on distributions from Restricted Subsidiaries

Hanover will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock to Hanover or any Restricted Subsidiary or pay any Indebtedness or other obligations owed to Hanover or any Restricted Subsidiary;

(2) make any loans or advances to Hanover or any Restricted Subsidiary; or

(3) transfer any of its property or assets to Hanover or any Restricted Subsidiary.

The preceding provisions will not prohibit:

(i) any encumbrance or restriction pursuant to an agreement in effect at or entered into on the date of the Indenture, including, without limitation, the Senior Credit Agreement in effect on such date;

(ii) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by a Restricted Subsidiary on or before the date on which such Restricted Subsidiary was acquired by Hanover (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by Hanover or in contemplation of the transaction) and outstanding on such date;

(iii) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement effecting a refunding, replacement or refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (i) or (ii) of this paragraph or this clause (iii) or contained in any amendment to an agreement referred to in clause (i) or (ii) of this paragraph or this clause (iii); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such agreement are no less favorable in any material respect to the holders of the notes than the encumbrances and restrictions contained in such agreements referred to in clause (i) or (ii) of this paragraph on the Issue Date or the date such Restricted Subsidiary became a Restricted Subsidiary, whichever is applicable;

(iv) in the case of clause (3) of the first paragraph of this covenant, any encumbrance or restriction:

(a) imposed by customary provisions in joint venture agreements and similar agreements that restrict the transfer of the interests in the joint venture;

(b) that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease, license or similar contract, or the assignment or transfer of any such lease, license or other contract;

(c) contained in mortgages, pledges or other security agreements permitted under the Indenture securing Indebtedness of Hanover or a Restricted Subsidiary to the extent such encumbrances or restrictions restrict the transfer of the property subject to such mortgages, pledges or other security agreements; or

(d) pursuant to customary provisions restricting dispositions of real property interests set forth in any reciprocal easement agreements of Hanover or any Restricted Subsidiary;

(v) purchase money obligations for property acquired in the ordinary course of business that impose encumbrances or restrictions of the nature described in clause (3) of the first paragraph of this covenant on the property so acquired;

(vi) any Purchase Money Note or other Indebtedness or contractual requirements incurred with respect to a Qualified Receivables Transaction relating exclusively to a Receivables Entity that, in the good faith determination of the Board of Directors, are necessary to effect such Qualified Receivables Transaction;

(vii) any restriction with respect to a Restricted Subsidiary (or any of its property or assets) imposed pursuant to an agreement entered into for the direct or indirect sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary (or the property or assets that are subject to such restriction) pending the closing of such sale or disposition; and

(viii) encumbrances or restrictions arising or existing by reason of applicable law or any applicable rule, regulation or order.

Limitation on sales of assets and Subsidiary stock

Hanover will not, and will not permit any of its Restricted Subsidiaries to, make any Asset Disposition unless:

(1) Hanover or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Disposition at least equal to the fair market value, as determined in good faith by the Board of Directors or, if such fair market value is less than $10.0 million, in good faith by any Officer (including as to the value of all non-cash consideration), of the shares and assets subject to such Asset Disposition;

(2) at least 75% of the consideration from such Asset Disposition received by Hanover or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents; and

(3) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by Hanover or such Restricted Subsidiary, as the case may be:

(a) first, to the extent Hanover or any Restricted Subsidiary, as the case may be, elects (or is required by the terms of any Senior Indebtedness or Guarantor Senior Indebtedness), to prepay, repay or purchase Senior Indebtedness or Guarantor Senior Indebtedness or Indebtedness (other than any Preferred Stock) of a Restricted Subsidiary that is not a Subsidiary Guarantor (in each case other than Indebtedness owed to Hanover or an Affiliate of Hanover); provided, however, that, in connection with any prepayment, repayment or purchase of Indebtedness pursuant to this clause (a), Hanover or such Restricted Subsidiary will retire such Indebtedness and will cause the related commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased; and

(b) second, to the extent of the balance of such Net Available Cash after application in accordance with clause (a), to the extent Hanover or such Restricted Subsidiary elects,

to invest in Additional Assets within 360 days from the later of the date of such Asset Disposition or the receipt of such Net Available Cash.

Any Net Available Cash from Asset Dispositions that is not applied or invested as provided in the preceding paragraph will be deemed to constitute “Excess Proceeds.” On the 361st day after an Asset Disposition, if the aggregate amount of Excess Proceeds exceeds $25.0 million, Hanover will promptly make an offer (“Asset Disposition Offer”) to all holders of its notes (and to the holders of other Senior Indebtedness or Guarantor Senior Subordinated Indebtedness having similar repurchase rights) to purchase the maximum principal amount of notes (and such other Senior Indebtedness or Guarantor Senior Subordinated Indebtedness) that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of their principal amount (or, in respect of such other Senior Indebtedness or Guarantor Senior Subordinated Indebtedness, such lesser offer price as may be provided for by its terms), plus accrued and unpaid interest to the date of purchase, in accordance with the procedures set forth in the Indenture or the agreements governing such other Indebtedness, as applicable, in each case in multiples of $1,000. To the extent that the aggregate amount of securities so validly tendered and not properly withdrawn pursuant to an Asset Disposition Offer is less than the Excess Proceeds, Hanover may use any remaining Excess Proceeds for general corporate purposes, subject to the other covenants contained in the Indenture. If the aggregate principal amount of securities surrendered by holders thereof exceeds the amount of Excess Proceeds, the securities shall be purchased and repaid, as applicable, on a pro rata basis. Upon completion of such Asset Disposition Offer, the amount of Excess Proceeds shall be reset at zero.

The Asset Disposition Offer will remain open for a period of 20 Business Days following its commencement, except to the extent that a longer period is required by applicable law (the “Asset Disposition Offer Period”). No later than five Business Days after the termination of the Asset Disposition Offer Period (the “Asset Disposition Purchase Date”), Hanover will purchase the principal amount of notes required to be purchased pursuant to this covenant (the “Asset Disposition Offer Amount”) or, if less than the Asset Disposition Offer Amount has been so validly tendered, all notes validly tendered in response to the Asset Disposition Offer.

If the Asset Disposition Purchase Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest will be paid to the Person in whose name a note is registered at the close of business on such record date, and no additional interest will be payable to holders of the notes who tender notes pursuant to the Asset Disposition Offer.

On or before the Asset Disposition Purchase Date, Hanover will, to the extent lawful, accept for payment, on a pro rata basis to the extent necessary, the Asset Disposition Offer Amount of notes or portions of notes so validly tendered and not properly withdrawn pursuant to the Asset Disposition Offer, or if less than the Asset Disposition Offer Amount has been validly tendered and not properly withdrawn, all notes so validly tendered and not properly withdrawn, in each case in integral multiples of $1,000. Hanover will deliver to the Trustee an Officer’s Certificate stating that such notes or portions thereof were accepted for payment by Hanover in accordance with the terms of this covenant. Hanover or the Paying Agent, as the case may be, will promptly (but in any case not later than five Business Days after termination of the Asset Disposition Offer Period) mail or deliver to each tendering holder of notes an amount equal to the purchase price of the notes so validly tendered and not properly withdrawn by such holder and accepted by

Hanover for purchase, and Hanover will promptly issue a new note, and the Trustee, upon delivery of an Officer’s Certificate from Hanover, will authenticate and mail or deliver such new note to such holder, in a principal amount equal to any unpurchased portion of the note surrendered; provided that each such new note will be in a principal amount of $1,000 or an integral multiple of $1,000. Any note not so accepted will be promptly mailed or delivered by Hanover to the holder thereof. Hanover will publicly announce the results of the Asset Disposition Offer on the Asset Disposition Purchase Date.

For the purposes of this covenant, the following will be deemed to be cash:

(1) the assumption by the transferee of Senior Indebtedness or Guarantor Senior Indebtedness or Indebtedness (other than Preferred Stock) of any Restricted Subsidiary that is not a Subsidiary Guarantor and the release of Hanover or such other obligor from all liability on such Indebtedness in connection with such Asset Disposition (in which case Hanover will, without further action, be deemed to have applied such deemed cash to Indebtedness in accordance with clause (a) above); and

(2) securities, notes or other obligations received by Hanover or any Restricted Subsidiary from the transferee that are converted by Hanover or such Restricted Subsidiary into cash within 45 days from the receipt of such obligations.

Hanover will not, and will not permit any Restricted Subsidiary to, engage in any Asset Swap, unless:

(1) at the time of entering into such Asset Swap and immediately after giving effect to such Asset Swap, no default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

(2) in the event such Asset Swap involves the transfer by Hanover or any Restricted Subsidiary of assets having an aggregate fair market value, as determined by the Board of Directors of Hanover in good faith, in excess of $10.0 million, the terms of such Asset Swap have been approved by a majority of the members of the Board of Directors of Hanover; and

(3) in the event such Asset Swap involves the transfer by Hanover or any Restricted Subsidiary of assets having an aggregate fair market value, as determined by the Board of Directors of Hanover in good faith, in excess of $25.0 million, Hanover has received a written opinion from an independent investment banking, accounting or appraisal firm of nationally recognized standing that such Asset Swap is fair to Hanover or such Restricted Subsidiary, as the case may be, from a financial point of view.

Hanover will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of the notes pursuant to the Indenture. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, Hanover will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Indenture by virtue of any conflict.

Limitation on Affiliate Transactions

Hanover will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or conduct any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of Hanover (an “Affiliate Transaction”) unless:

(1) the terms of such Affiliate Transaction are no less favorable to Hanover or such Restricted Subsidiary, as the case may be, than those that could be obtained in a comparable transaction at the time of such transaction in arm’s-length dealings with a Person who is not such an Affiliate;

(2) in the event such Affiliate Transaction involves an aggregate amount in excess of $10.0 million, the terms of such transaction have been approved by a majority of the members of the Board of Directors of Hanover and by a majority of the members of such Board having no personal stake in such transaction, if any (and such majority or majorities, as the case may be, determine that such Affiliate Transaction satisfies the criterion in clause (1) above); and

(3) in the event such Affiliate Transaction involves an aggregate amount in excess of $25.0 million, Hanover has received a written opinion from an independent investment banking, accounting or appraisal firm of nationally recognized standing that such Affiliate Transaction is not materially less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm’s-length basis from a Person that is not an Affiliate.

The preceding paragraph will not apply to:

(1) any Restricted Payment (other than a Restricted Investment) permitted to be made pursuant to the covenant described under “Limitation on Restricted Payments”;

(2) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans and other reasonable fees, compensation, benefits and indemnities permitted by law paid or entered into by Hanover or its Restricted Subsidiaries in the ordinary course of business to or with officers, directors or employees of Hanover and its Restricted Subsidiaries;

(3) loans or advances to employees and consultants permitted by law in the ordinary course of business of Hanover or any of its Restricted Subsidiaries in an amount not to exceed $5.0 million in the aggregate during any calendar year;

(4) any transaction between Hanover and a Restricted Subsidiary (other than a Receivables Entity) or between Restricted Subsidiaries (other than a Receivables Entity);

(5) the issuance or sale of any Capital Stock (other than Disqualified Stock) of Hanover or any contribution to the capital of Hanover or any Restricted Subsidiary;

(6) the performance of obligations of Hanover or any of its Restricted Subsidiaries under the terms of any agreement to which Hanover or any of its Restricted Subsidiaries is a party on the Issue Date and identified on a schedule to the Indenture, as such agreement may be amended, modified or supplemented from time to time; provided, however, that any future amendment, modification or supplement entered into after the Issue Date will be permitted to the extent that its terms are not more disadvantageous to the holders of the notes in its entirety than the terms of such agreement in effect on the Issue Date;

(7) sales or other transfers or dispositions of accounts receivable and other related assets customarily transferred in an asset securitization transaction involving accounts receivable to a Receivables Entity in a Qualified Receivables Transaction, and acquisitions of Permitted Investments in connection with a Qualified Receivables Transaction; and

(8) transactions with joint venture partners in an amount not to exceed $10.0 million in the aggregate during any calendar year.

Limitation on sale of Capital Stock of Restricted Subsidiaries

Hanover will not, and will not permit any of its Restricted Subsidiaries to, transfer, convey, sell, lease or otherwise dispose of any Voting Stock of any Restricted Subsidiary or to issue any of the Voting Stock of a Restricted Subsidiary (other than, if necessary, shares of its Voting Stock constituting directors’ qualifying shares) to any Person except:

(1) to Hanover or a Wholly-Owned Subsidiary other than a Receivables Entity; or

(2) in compliance with the covenant described under “—Limitation on sales of assets and Subsidiary stock” and, immediately after giving effect to such issuance or sale, such Restricted Subsidiary would continue to be a Restricted Subsidiary.

Notwithstanding the preceding paragraph, Hanover may sell all the Voting Stock of a Restricted Subsidiary as long as Hanover complies with the terms of the covenant described under “—Limitation on sales of assets and Subsidiary stock.”

SEC reports

Notwithstanding that Hanover may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, to the extent permitted by the Exchange Act, Hanover will file with the Commission, and provide the Trustee with, the annual reports and the information, documents and other reports (or copies of such portions of any of the preceding as the Commission may by rules and regulations prescribe) that are specified in Sections 13 and 15(d) of the Exchange Act within the time periods specified therein. In the event that Hanover is not permitted to file such reports, documents and information with the Commission pursuant to the Exchange Act, Hanover will nevertheless provide such Exchange Act information to the Trustee as if Hanover were subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act within the time periods specified therein.

Merger and consolidation

Hanover will not, and will not permit any Subsidiary Guarantor to, in a single transaction or a series of related transactions, consolidate with or merge with or into, or sell, lease, convey, assign, transfer or otherwise dispose of all or substantially all its assets to, any Person (except, in the case of a Subsidiary Guarantor, such Subsidiary Guarantor may merge with or into, or sell, lease, convey, assign, transfer or otherwise dispose of all or substantially all its assets to Hanover or another Subsidiary Guarantor), unless:

(1) the resulting, surviving or transferee Person (the “Successor Company”) will be a corporation, partnership, trust or limited liability company organized and validly existing under the laws of the United States of America, any State of the United States or the District of Columbia and the Successor Company (if not Hanover or such Subsidiary Guarantor) will expressly assume, by supplemental indenture, executed by the Successor Company and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of Hanover or such Subsidiary Guarantor, as applicable under the notes and the Indenture, except in a transaction resulting in the release of a Subsidiary Guarantor as described under “—The Subsidiary Guarantees—Release of Subsidiary Guarantees;”

(2) immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the Successor Company or any Subsidiary of the Successor Company as a result of such transaction as having been Incurred by the Successor Company or such Subsidiary at the time of such transaction), no default or Event of Default shall have occurred and be continuing;

(3) in the case of a transaction involving Hanover, immediately after giving effect to such transaction, the Successor Company would be able to Incur at least an additional $1.00 of Indebtedness pursuant to the first paragraph of the “Limitation on Indebtedness” covenant;

(4) in the case of a transaction involving Hanover where it is not the Successor Company, each Subsidiary Guarantor shall have by supplemental indenture confirmed that its Subsidiary Guarantee shall apply to such Successor Company’s obligations in respect of the Indenture and the notes; and

(5) Hanover shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such assumption agreement (if any) comply with the Indenture.

For purposes of this covenant, the sale, lease, conveyance, assignment, transfer, or other disposition of all or substantially all of the assets of one or more Subsidiaries of Hanover, which assets, if held by Hanover instead of such Subsidiaries, would constitute all or substantially all of the assets of Hanover on a consolidated basis, shall be deemed to be the disposition of all or substantially all of the assets of Hanover; provided, however, that a Sale/Leaseback Transaction involving all or substantially all of the assets of Hanover or of one or more Subsidiaries of Hanover, which assets, if held by Hanover instead of such Subsidiaries, would constitute all or substantially all of the assets of Hanover on a consolidated basis, shall not be deemed to be the disposition of all or substantially all of the assets of Hanover, and provided, further, that such Sale/Leaseback Transaction shall be subject to the covenants under “—Limitation on Indebtedness” and “—Limitation on sales of assets and Subsidiary stock”.

Any Successor Company to Hanover will succeed to, and be substituted for, and may exercise every right and power of, Hanover under the Indenture, but, in the case of a lease of all or substantially all its assets, Hanover will not be released from the obligation to pay the principal of and interest on the notes.

Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the assets of a Person.

Notwithstanding the preceding clause (3), (x) any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its assets to Hanover and (y) Hanover may merge with an Affiliate incorporated solely for the purpose of reincorporating Hanover in another jurisdiction to realize tax or other benefits.

Future Subsidiary Guarantors

After the Issue Date, Hanover will cause each Restricted Subsidiary (other than a Foreign Subsidiary or a Receivables Entity) that (1) becomes, or upon its creation or acquisition by Hanover or one or more of its Restricted Subsidiaries is, a Material Subsidiary or (2) becomes a guarantor under the Senior Credit Agreement, to execute and deliver to the Trustee, promptly after becoming a Material Subsidiary or a guarantor under the Senior Credit Agreement, as applicable, a supplement to the Indenture providing for a Subsidiary Guarantee. As of the date of this prospectus supplement, HCLP is the only Material Subsidiary of Hanover (excluding Foreign Subsidiaries).

Events of Default

Each of the following is an Event of Default under the Indenture with respect to the notes:

(1) default in any payment of interest on any note when due, continued for 30 days;

(2) default in the payment of principal of or premium, if any, on any note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise;

(3) failure by Hanover or any Subsidiary Guarantor to comply with its obligations under “—Certain covenants—Merger and consolidation”;

(4) failure by Hanover to comply for 30 days after notice with any of its obligations under the covenants described under “—Change of Control” or “—Certain covenants” above (other than a failure to purchase notes which will constitute an Event of Default under clause (2) above);

(5) failure by Hanover to comply for 60 days after notice with its other agreements contained in the Indenture;

(6) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Hanover or any of its Restricted Subsidiaries (or the payment of which is Guaranteed by Hanover or any of its Restricted Subsidiaries), other than Indebtedness owed to Hanover or a Restricted Subsidiary, whether such Indebtedness or Guarantee now exists, or is created after the date of the Indenture, which default:

(a) is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of any grace period provided in such Indebtedness (“payment default”); or

(b) results in the acceleration of such Indebtedness prior to its Stated Maturity (the “cross acceleration provision”);

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates $20.0 million or more;

(7) certain events of bankruptcy, insolvency or reorganization of Hanover, any Significant Subsidiary or a group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for Hanover and its Restricted Subsidiaries), would constitute a Significant Subsidiary (collectively, the “bankruptcy provisions”);

(8) failure by Hanover or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of $20.0 million (net of any amounts that a reputable and creditworthy insurance company has acknowledged liability for in writing), which judgments are not paid, discharged or stayed for a period of 60 days (the “judgment default provision”); or

(9) the Subsidiary Guarantee of any of the Subsidiary Guarantors ceases to be in full force and effect (except as contemplated by the terms of the Indenture) or is declared null and void in a judicial proceeding or any of the Subsidiary Guarantors denies or disaffirms its obligations under the Indenture or its Subsidiary Guarantee.

However, a default under clauses (4) and (5) of this paragraph will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of the outstanding notes notify Hanover of the default and Hanover does not cure such default within the time specified in clauses (4) and (5) of this paragraph after receipt of such notice.

If an Event of Default (other than an Event of Default described in clause (7) above) occurs and is continuing, the Trustee by notice to Hanover, or the holders of at least 25% in principal amount of the outstanding notes by notice to Hanover and the Trustee, may, and the Trustee at the request of such holders shall, declare the principal of, premium, if any, and accrued and unpaid interest, if any, on all the notes to be due and payable; provided, however, that so long as any Bank Indebtedness remains outstanding, no such acceleration shall be effective until the earlier of (x) two Business Days after delivery of written notice to Hanover and the Representative under such Bank Indebtedness and (y) the day on which any Bank Indebtedness is accelerated. Upon such a declaration, such principal, premium and accrued and unpaid interest will be due and payable immediately. In the event of a declaration of acceleration of the notes because an Event of Default described in clause (6) under “Events of Default” has occurred and is continuing, the declaration of acceleration of the notes shall be automatically annulled if the event of default or payment default triggering such Event of Default pursuant to clause (6) shall be remedied or cured by Hanover or a Restricted Subsidiary or waived by the holders of the relevant Indebtedness within 20 days after the declaration of acceleration with respect thereto and if (x) the annulment of the acceleration of the notes would not conflict with any judgment or decree of a court of competent jurisdiction and (y) all existing Events of Default, except nonpayment of principal, premium or interest on the notes that became due solely because of the acceleration of the notes, have been cured or waived. If an Event of Default described in clause (7) above occurs and is continuing, the principal of, premium, if any, and accrued and unpaid interest on all the notes will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders.

The holders of a majority in principal amount of the outstanding notes may waive all past defaults (except with respect to nonpayment of principal, premium or interest or in respect of a covenant that cannot be amended without the consent of each holder). Further, the holders of a majority in principal amount of the outstanding notes may rescind any such acceleration with respect to the notes and its consequences if (x) it is before a judgment for payment of money has been obtained, (y) all overdue interest on the notes and certain other amounts have been paid and (z) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the notes that have become due solely by such declaration of acceleration, have been cured or waived.

Subject to the provisions of the Indenture relating to the duties of the Trustee, if an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders unless such holders have offered to the Trustee reasonable indemnity or security against any cost, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due with respect to its own notes, no holder may pursue any remedy with respect to the Indenture or the notes unless:

(1) such holder has previously given the Trustee notice that an Event of Default is continuing;

(2) holders of at least 25% in principal amount of the outstanding notes have requested the Trustee to pursue the remedy;

(3) such holders have offered the Trustee reasonable security or indemnity against any cost, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5) the holders of a majority in principal amount of the outstanding notes have not given the Trustee a direction that is inconsistent with such request within such 60-day period.

Subject to certain restrictions, the holders of a majority in principal amount of the outstanding notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or of exercising any trust or power conferred on the Trustee with respect to the notes. If an Event of Default has occurred and is continuing, the Trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of his own affairs. The Trustee, however, is not required to incur any financial liability in the performance of its duties, or the exercise of its rights or powers, unless indemnity against such liability is assured to it.

If a default occurs and is continuing and is known to the Trustee, the Trustee must mail to each holder notice of the default within 90 days after it occurs. Except in the case of a default in the payment of principal of, premium, if any, or interest on any note, the Trustee may withhold notice if and so long as a committee of trust officers of the Trustee in good faith determines that withholding notice is in the interests of the holders. In addition, Hanover is required to deliver to the Trustee, within 90 days after the end of each fiscal year, an Officer’s Certificate indicating whether the signer thereof knows of any default and, if so, specifying such default and its status. Hanover also is required to deliver to the Trustee, within five days after the occurrence thereof, written notice of the occurrence of any default, its status and what action Hanover is taking or proposes to take in respect thereof.

Amendments and waivers

Subject to certain exceptions, the Indenture may be amended with the consent of the holders of not less than a majority in principal amount of the notes then outstanding (including without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, such notes) and, subject to certain exceptions, any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, such notes). However, without the consent of each holder of an outstanding note affected, no amendment may, among other things:

(1) reduce the amount of notes whose holders must consent to an amendment;

(2) reduce the stated rate of or extend the stated time for payment of interest on any note;

(3) reduce the principal of or extend the Stated Maturity of any note;

(4) reduce the premium payable upon the redemption or repurchase of any note or change the time at which any note may be redeemed or repurchased as described above under “—Optional redemption,” “—Change of Control,” “—Certain covenants—Limitation on sales of assets and Subsidiary stock” or any similar provision, whether through an amendment or waiver of provisions in the covenants, definitions or otherwise;

(5) make any note payable in money other than that stated in the note;

(6) impair the right of any holder to receive payment of, premium, if any, principal of and interest on such holder’s notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s notes;

(7) modify the Subsidiary Guarantees in any manner adverse to the holders; or

(8) make any change in the amendment provisions which require each holder’s consent or in the waiver provisions.

Without the consent of any holder, Hanover and the Trustee may amend the Indenture to:

(1) cure any ambiguity, omission, defect or inconsistency;

(2) provide for uncertificated notes in addition to or in place of certificated notes (provided that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated notes are described in Section 163(f) (2) (B) of the Code);

(3) add additional Subsidiary Guarantors or confirm and evidence the release and discharge of a Subsidiary Guarantee, in each case in accordance with the applicable provisions of the Indenture;

(4) provide for the assumption by a successor corporation, partnership, trust or limited liability company of the obligations of Hanover or any Subsidiary Guarantor under the Indenture;

(5) secure the notes or the Subsidiary Guarantees;

(6) provide that any Indebtedness that becomes or will become an obligation of the Successor Company pursuant to a transaction described under “—Certain covenants—Merger and consolidation” (and that is not a Subordinated Obligation) is Senior Indebtedness for the purposes of the Indenture;

(7) add to the covenants of Hanover for the benefit of the holders or surrender any right or power conferred upon Hanover;

(8) make any change that does not adversely affect the rights of any holder;

(9) comply with any requirement of the Commission in connection with the qualification of the Indenture under the Trust Indenture Act; or

(10) to evidence and provide the acceptance and appointment of a successor trustee under the Indenture.

The consent of the holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the Indenture becomes effective, Hanover is required to mail to the holders a notice briefly describing such amendment. However, the failure to give such notice to all the holders, or any defect in the notice, will not impair or affect the validity of the amendment.

Defeasance

Hanover at any time may terminate all its obligations under its notes and the Indenture (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the notes, to replace mutilated, destroyed, lost or stolen notes and to maintain a registrar and paying agent in respect of the notes.

Hanover at any time may terminate its obligations under covenants described under “—Certain Covenants” (other than “Merger and consolidation”), the operation of the cross-default upon a payment default, cross acceleration provisions, the judgment default provision, the Subsidiary Guarantee provision described under “—Events of Default” above and the limitations contained in clause (3) under “Certain covenants—Merger and consolidation” (“covenant defeasance”).

Hanover may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If Hanover exercises its legal defeasance option, payment of the notes may not be accelerated because of an Event of Default with respect to the notes. If Hanover exercises its covenant defeasance option, payment of the notes may not be accelerated because of an Event of Default specified in clause (4), (5), (6), (7) (with respect only to Significant Subsidiaries), (8) or (9) under “—Events of Default” above. If Hanover exercises either its legal defeasance option or its covenant defeasance option, the Subsidiary Guarantees in effect at such time will terminate.

In order to exercise either defeasance option, Hanover must irrevocably deposit in trust (the “defeasance trust”) with the Trustee money or U.S. Government Obligations for the payment of principal, premium, if any, and interest on the notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel (subject to customary exceptions and exclusions) to the effect that holders of the notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. In the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law.

No personal liability of directors, officers, employees and stockholders

No director, officer, employee, incorporator, limited partner, member or stockholder of Hanover or the Subsidiary Guarantors, as such, shall have any liability for any obligations of Hanover or the Subsidiary Guarantors under the notes, Indenture or Subsidiary Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. Such waiver may not be effective to waive liabilities under the federal securities laws, and it is the view of the Commission that such a waiver is against public policy.

Concerning the Trustee

Wachovia Bank, National Association is the Trustee under the Indenture and has been appointed by Hanover as Security Registrar and Paying Agent with regard to the notes.

Listing

We have applied to list the notes on the New York Stock Exchange; however, the notes are not yet listed and there can be no assurance that they will be accepted for listing.

Governing law

The Indenture provides that it and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

Certain definitions

“Additional Assets” means

(1) any property or assets (other than Indebtedness and Capital Stock) to be used by Hanover or a Restricted Subsidiary in a Related Business;

(2) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by Hanover or another Restricted Subsidiary; or

(3) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary;

provided, however, that, in the case of clauses (2) and (3), such Restricted Subsidiary is primarily engaged in a Related Business.

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing; provided that beneficial ownership of 10% or more of the Voting Stock of a Person shall be deemed to be control.

“Asset Disposition” means any direct or indirect sale, lease (other than an operating lease entered into in the ordinary course of business), transfer, issuance or other disposition, or a series of related sales, leases, transfers, issuances or dispositions that are part of a common plan, of shares of Capital Stock of a Subsidiary (other than directors’ qualifying shares), property or other assets (each referred to for the purposes of this definition as a “disposition”) by Hanover or any of its Restricted Subsidiaries, including any disposition by means of a merger, consolidation or similar transaction.

Notwithstanding the preceding, the following items shall not be deemed to be Asset Dispositions:

(1) a disposition by a Restricted Subsidiary to Hanover or by Hanover or a Restricted Subsidiary to a Restricted Subsidiary in which Hanover will hold, directly or indirectly, at least the same ownership percentage as it did prior to such disposition;

(2) the sale of Cash Equivalents in the ordinary course of business;

(3) a disposition of inventory and other similar assets in the ordinary course of business;

(4) a disposition of obsolete or worn out equipment or equipment that is no longer useful in the conduct of the business of Hanover and its Restricted Subsidiaries and that is disposed of in each case in the ordinary course of business;

(5) transactions permitted under “—Certain covenants—Merger and consolidation” (other than with respect to any Sale/Leaseback Transaction involving all or substantially all of the assets of Hanover or of one or more Subsidiaries of Hanover, which assets, if held by Hanover instead of such Subsidiaries, would constitute all or substantially all of the assets of Hanover on a consolidated basis);

(6) an issuance of Capital Stock by a Restricted Subsidiary to Hanover or to a Wholly-Owned Subsidiary (other than a Receivables Entity);

(7) for purposes of “—Certain covenants—Limitation on sales of assets and Subsidiary stock” only, the making of a Permitted Investment or a disposition subject to “—Certain covenants—Limitation on Restricted Payments”;

(8) an Asset Swap effected in compliance with “—Certain covenants—Limitation on sales of assets and Subsidiary stock;”

(9) sales of accounts receivable and related assets or an interest therein of the type specified in the definition of “Qualified Receivables Transaction” to a Receivables Entity;

(10) dispositions of assets selected by the Board of Directors as not constituting an Asset Disposition with an aggregate fair market value since the Issue Date of less than $15.0 million;

(11) dispositions in connection with Permitted Liens;

(12) the licensing or sublicensing of intellectual property or other general intangibles and licenses, leases or subleases of other property in the ordinary course of business which do not materially interfere with the business of Hanover and its Restricted Subsidiaries; and

(13) foreclosure on assets.

“Asset Swap” means the concurrent purchase and sale or exchange of Related Business Assets between Hanover or any of its Restricted Subsidiaries and another Person; provided that any cash received must be applied in accordance with “—Certain covenants—Limitation on sales of assets and Subsidiary stock.”

“Attributable Indebtedness” in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate borne by the notes, compounded semi-annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended).

“Average Life” means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing (1) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by (2) the sum of all such payments.

“Bank Indebtedness” means any and all amounts, whether outstanding on the Issue Date or Incurred after the Issue Date, payable by Hanover or any Subsidiary of Hanover under or in respect of the Senior Credit Agreement and any related notes, collateral documents, letters of credit and Guarantees and any Interest Rate Agreement entered into in connection with the Senior Credit Agreement, including principal, premium, if any, interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to Hanover or any Subsidiary of Hanover at the rate specified therein whether or not a claim for post filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, Guarantees and all other amounts payable thereunder or in respect thereof.

“Board of Directors” means, with respect to Hanover, either the board of directors of Hanover or any committee of that board duly authorized to act for it in respect of the Indenture, and with respect to any Subsidiary Guarantor, either the board of directors of such Subsidiary Guarantor or any committee of that board duly authorized to act for it in respect of the Indenture.

“Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

“Capitalized Lease Obligation” means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation will be the capitalized amount of such obligation determined in accordance with GAAP, and the Stated Maturity thereof will be the date of the last payment of rent or any other amount due under such lease prior to the first date such lease may be terminated without penalty.

“Cash Equivalents” means any of the following:

(1) securities issued or directly and fully Guaranteed or insured by the United States Government or any agency or instrumentality of the United States (provided that the full faith and credit of the United States is pledged in support thereof), having maturities of not more than one year from the date of acquisition;

(2) marketable general obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition and, at the time of acquisition, having a credit rating of A or better from either Standard & Poor’s or Moody’s;

(3) certificates of deposit, time deposits, eurodollar time deposits, overnight bank deposits or bankers’ acceptances having maturities of not more than one year from the date of acquisition thereof issued by any commercial bank the long-term debt of which is rated at the time of acquisition thereof at least A or the equivalent thereof by Standard & Poor’s, or

A or the equivalent thereof by Moody’s, and having combined capital and surplus in excess of $500.0 million;

(4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (1), (2) and (3) entered into with any bank meeting the qualifications specified in clause (3) above;

(5) commercial paper rated at the time of acquisition thereof at least A-2 or the equivalent thereof by Standard & Poor’s or P-2 or the equivalent thereof by Moody’s, or carrying an equivalent rating by a nationally recognized rating agency, if both of the two named rating agencies cease publishing ratings of commercial paper, and in any case maturing within one year after the date of acquisition thereof; and

(6) interests in any investment company or money market fund which invests solely in instruments of the type specified in clauses (1) through (5) above.

“Change of Control” means:

(1) any “person” or “group” of related persons (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that such person or group shall be deemed to have “beneficial ownership” of all shares that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 51% of the total voting power of the Voting Stock of Hanover (or its successor by merger, consolidation or purchase of all or substantially all of its assets) (for the purposes of this clause, such person or group shall be deemed to beneficially own any Voting Stock of Hanover held by an entity, if such person or group “beneficially owns” (as defined above), directly or indirectly, more than 51% of the voting power of the Voting Stock of such parent entity);

(2) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of Hanover (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of Hanover was approved by a vote of at least a majority of the directors of Hanover then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of Hanover then in office;

(3) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of Hanover and its Restricted Subsidiaries taken as a whole to any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act); or

(4) the adoption by the stockholders of Hanover of a plan or proposal for the liquidation or dissolution of Hanover;

provided, however, that, with respect to clause (1) above, a transaction in which Hanover becomes a Subsidiary of another Person (other than a Person that is an individual) shall not constitute a Change of Control if:

(a) the stockholders of Hanover immediately prior to such transaction “beneficially own” (as defined above), directly or indirectly through one or more intermediaries, 50%

or more of the voting power of the outstanding Voting Stock of such other Person of whom Hanover is then a Subsidiary immediately following the consummation of such transaction; and

(b) immediately following the consummation of such transaction, no “person” (as defined above), other than such other Person (but including the holders of the Equity Interests of such other Person), “beneficially owns” (as defined above), directly or indirectly through one or more intermediaries, more than 50% of the voting power of the outstanding Voting Stock of Hanover.

“Code” means the Internal Revenue Code of 1986, as amended.

“Consolidated Coverage Ratio” means, as of any date of determination, the ratio of (x) the aggregate amount of Consolidated EBITDA for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination for which financial statements are in existence to (y) Consolidated Fixed Charges for such four fiscal quarters, provided, however, that:

(1) if Hanover or any Restricted Subsidiary:

(a) has Incurred any Indebtedness since the beginning of such period that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio involves an Incurrence of Indebtedness, Consolidated EBITDA and Consolidated Fixed Charges for such period will be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period (except that in making such computation, the amount of Indebtedness under any revolving credit facility outstanding on the date of such calculation will be computed based on (i) the average daily balance of such Indebtedness during such four fiscal quarters or such shorter period for which such facility was outstanding or (ii) if such facility was created after the end of such four fiscal quarters, the average daily balance of such Indebtedness during the period from the date of creation of such facility to the date of such calculation) and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period; or

(b) has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of the period that is no longer outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio involves a discharge of Indebtedness (in each case other than Indebtedness incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and the related commitment terminated), Consolidated EBITDA and Consolidated Fixed Charges for such period will be calculated after giving effect on a pro forma basis to such discharge of such Indebtedness, including with the proceeds of such new Indebtedness, as if such discharge had occurred on the first day of such period;

(2) if since the beginning of such period Hanover or any Restricted Subsidiary will have made any Asset Disposition or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Asset Disposition:

(a) the Consolidated EBITDA for such period will be reduced by an amount equal to the Consolidated EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period or increased by an amount equal to the Consolidated EBITDA (if negative) directly attributable thereto for such period; and

(b) Consolidated Fixed Charges for such period will be reduced by an amount equal to the Consolidated Fixed Charges directly attributable to any Indebtedness of Hanover or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to Hanover and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Fixed Charges for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent Hanover and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

(3) if since the beginning of such period Hanover or any Restricted Subsidiary (by merger or otherwise) will have made an Investment in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary or is merged with or into Hanover) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, which constitutes all or substantially all of an operating unit, division or line of business, Consolidated EBITDA and Consolidated Fixed Charges for such period will be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period; and

(4) if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into Hanover or any Restricted Subsidiary since the beginning of such period) will have made any Asset Disposition or any Investment or acquisition of assets that would have required an adjustment pursuant to clause (2) or (3) above if made by Hanover or a Restricted Subsidiary during such period, Consolidated EBITDA and Consolidated Fixed Charges for such period will be calculated after giving pro forma effect thereto as if such Asset Disposition or Investment or acquisition of assets occurred on the first day of such period.

For purposes of this definition, whenever pro forma effect is to be given to any calculation under this definition, the pro forma calculations will be determined in good faith by a responsible financial or accounting officer of Hanover (including pro forma expense and cost reductions calculated on a basis consistent with Regulation S-X under the Securities Act). If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness will be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months).

“Consolidated EBITDA” means, for any period, without duplication, the Consolidated Net Income for such period, plus the following to the extent deducted in calculating such Consolidated Net Income:

(1) Consolidated Interest Expense;

(2) Consolidated Income Taxes;

(3) consolidated depreciation expense;

(4) consolidated amortization of intangibles;

(5) other non-cash charges reducing Consolidated Net Income (excluding any such non-cash charge to the extent it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was paid in a prior period not included in the calculation); and

(6) Consolidated Rental Expense.

Notwithstanding the preceding sentence, clauses (2) through (6) relating to amounts of a Restricted Subsidiary will be added to Consolidated Net Income to compute Consolidated EBITDA only to the extent (and in the same proportion) that the net income (loss) of such Restricted Subsidiary was included in calculating Consolidated Net Income and, to the extent the amounts set forth in clause (1) and clauses (3) through (6) are in excess of those necessary to offset a net loss of such Restricted Subsidiary or if such Restricted Subsidiary is not a Subsidiary Guarantor and has net income for such period included in Consolidated Net Income, only if a corresponding amount would be permitted at the date of determination to be paid as a dividend to Hanover or a Subsidiary Guarantor by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.

“Consolidated Fixed Charges” means, for any period, the sum, without duplication, of Consolidated Interest Expense and Consolidated Rental Expense.

“Consolidated Income Taxes” means, with respect to any period, taxes imposed upon Hanover and its Restricted Subsidiaries or other payments required to be made by such Person by any governmental authority which taxes or other payments are calculated by reference to the income or profits of any of Hanover and its Restricted Subsidiaries (to the extent such income or profits were included in computing Consolidated Net Income for such period), regardless of whether such taxes or payments are required to be remitted to any governmental authority.

“Consolidated Interest Expense” means, for any period, the total interest expense of Hanover and its consolidated Restricted Subsidiaries, whether paid or accrued, plus, to the extent not included in such interest expense:

(1) interest expense attributable to Capitalized Lease Obligations and the interest portion of rent expense associated with Attributable Indebtedness in respect of the relevant lease giving rise thereto to the extent not already included in Consolidated Rental Expense, determined as if such lease were a capitalized lease in accordance with GAAP and the interest component of any deferred payment obligations;

(2) amortization of debt discount and debt issuance cost;

(3) non-cash interest expense;

(4) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing;

(5) interest actually paid by Hanover or any Restricted Subsidiary under any Guarantee of Indebtedness or other obligation of any other Person;

(6) net costs associated with Hedging Obligations (including amortization of fees);

(7) the consolidated interest expense of Hanover and its Restricted Subsidiaries that was capitalized during such period;

(8) the product of (a) all dividends paid or payable in cash, Cash Equivalents or Indebtedness or accrued during such period on any series of Disqualified Stock of Hanover or on Preferred Stock of its Restricted Subsidiaries payable to a party other than Hanover or a Wholly-Owned Subsidiary, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state, provincial and local statutory tax rate of Hanover, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP; and

(9) the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than Hanover) in connection with Indebtedness Incurred by such plan or trust; provided, however, that there will be excluded therefrom any such interest expense of any Unrestricted Subsidiary to the extent the related Indebtedness is not Guaranteed or paid by Hanover or any Restricted Subsidiary.

For purposes of this definition, total interest expense will be determined after giving effect to any net payments made or received by Hanover and its Subsidiaries with respect to Interest Rate Agreements.

“Consolidated Net Income” means, for any period, the net income (loss) of Hanover and its Restricted Subsidiaries determined on a consolidated basis in accordance with GAAP; provided, however, that there will not be included in such Consolidated Net Income:

(1) any net income (loss) of any Person if such Person is not a Restricted Subsidiary, except that:

(a) subject to the limitations contained in clauses (3), (4) and (5) below, Hanover’s equity in the net income of any such Person for such period will be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by any Person during such period to Hanover or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary, to the limitations contained in clause (2) below); and

(b) Hanover’s equity in a net loss of any such Person (other than an Unrestricted Subsidiary) for such period will be included in determining such Consolidated Net Income to the extent such loss has been funded with cash from Hanover or a Restricted Subsidiary;

(2) any net income (but not loss) of any Restricted Subsidiary if such Subsidiary is not a Subsidiary Guarantor and is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to Hanover, except that:

(a) subject to the limitations contained in clauses (3), (4) and (5) below, Hanover’s equity in the net income of any such Restricted Subsidiary for such period will be included in such Consolidated Net Income up to the aggregate amount of cash that could have been distributed by such Restricted Subsidiary during such period to Hanover, a Subsidiary Guarantor or another Restricted Subsidiary as a dividend (subject, in the case of a dividend to another Restricted Subsidiary that is not a Subsidiary Guarantor, to the limitation contained in this clause); and

(b) Hanover’s equity in a net loss of any such Restricted Subsidiary for such period will be included in determining such Consolidated Net Income;

(3) any gain (loss) realized upon the sale or other disposition of any property, plant or equipment of Hanover or its consolidated Restricted Subsidiaries (including pursuant to any Sale/Leaseback Transaction) which is not sold or otherwise disposed of in the ordinary course of business and any gain (loss) realized upon the sale or other disposition of any Capital Stock of any Person;

(4) any extraordinary gain or loss; and

(5) the cumulative effect of a change in accounting principles.

“Consolidated Rental Expense” means, for any period, the aggregate of the rental expense of Hanover and its Restricted Subsidiaries related to Operating Lease Facilities of Hanover and its Restricted Subsidiaries for such period, determined on a consolidated basis.

“Currency Agreement” means in respect of a Person any foreign exchange contract, currency swap agreement or arrangement (including derivative agreements or arrangements) or other similar agreement as to which such Person is a party or a beneficiary.

“default” means, when used with respect to the notes, any event or condition that is, or after notice or passage of time or both would be, an Event of Default.

“Designated Guarantor Senior Indebtedness” means (1) the Bank Indebtedness (to the extent such Bank Indebtedness constitutes Guarantor Senior Indebtedness) and the Synthetic Guarantees, as applicable, and (2) if approved by the Representative of the holders of the Bank Indebtedness any other Guarantor Senior Indebtedness which, at the date of determination, has an aggregate principal amount outstanding of, or under which, at the date of determination, the holders thereof are committed to lend, at least $25.0 million and is specifically designated in the instrument evidencing or governing such Guarantor Senior Indebtedness as “Designated Guarantor Senior Indebtedness” for purposes of the Subsidiary Guarantees.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event:

(1) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

(2) is convertible or exchangeable for Indebtedness or Disqualified Stock (excluding Capital Stock which is convertible or exchangeable solely at the option of Hanover or a Restricted Subsidiary); or

(3) is redeemable at the option of the holder of the Capital Stock thereof, in whole or in part,

in each case on or prior to the date that is 91 days after the date (a) on which the notes mature or (b) on which there are no notes outstanding, provided that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date will be deemed to be Disqualified Stock; provided, further, that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require Hanover to repurchase such Capital Stock upon the occurrence of a change of control or asset disposition (each defined in a substantially identical manner to the corresponding definitions in the Indenture) shall not constitute Disqualified Stock if the terms of such Capital Stock (and all such securities into which it is convertible or for which it is ratable or exchangeable) provide that Hanover may not repurchase or redeem any such Capital Stock (and all such securities into which it is convertible or for which it is ratable or exchangeable) pursuant to such provision prior to compliance by Hanover with the provisions of the Indenture described under the caption “—Certain covenants—Limitation on sales of assets and Subsidiary stock” and such repurchase or redemption complies with “—Certain covenants—Restricted Payments.”

“Equity Interests” means Capital Stock and all warrants, options or rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“ETC Notes” means (1) the 8.50% Senior Secured Notes Due 2008 issued by Hanover Equipment Trust 2001A on August 30, 2001 in the aggregate principal amount of $300,000,000 and (2) the 8.75% Senior Secured Notes Due 2011 issued by Hanover Equipment Trust 2001B on August 30, 2001 in the aggregate principal amount of $250,000,000.

“Foreign Subsidiary” means any Restricted Subsidiary that is not organized under the laws of, and does not have its material assets in and does not operate principally in, the United States of America or any state thereof or the District of Columbia.

“GAAP” means generally accepted accounting principles in the United States of America as in effect as of the Issue Date, including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations based on GAAP contained in the Indenture will be computed in conformity with GAAP.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

(1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise); or

(2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term “Guarantee” will not include endorsements for collection, or deposits made, in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.

“Guarantor Secured Indebtedness” means any Indebtedness of any Subsidiary Guarantor secured by a Lien.

“Guarantor Senior Indebtedness” means, with respect to a Subsidiary Guarantor, the following obligations, whether outstanding on the date of the Indenture or thereafter issued, created, Incurred or assumed, without duplication:

(1) the Bank Indebtedness and all other Guarantees, as applicable, by such Subsidiary Guarantor of Senior Indebtedness of Hanover or Guarantor Senior Indebtedness of any other Subsidiary Guarantor; and

(2) all obligations consisting of principal of and premium, if any, accrued and unpaid interest on, and fees and other amounts relating to, all other Indebtedness of the Subsidiary Guarantor. Guarantor Senior Indebtedness includes interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Subsidiary Guarantor regardless of whether postfiling interest is allowed in such proceeding.

Notwithstanding anything to the contrary in the preceding paragraph, Guarantor Senior Indebtedness will not include:

(1) any Indebtedness in which, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that the obligations in respect of such Indebtedness are not superior in right of, or are subordinate to, the Subsidiary Guarantees;

(2) any obligations of such Subsidiary Guarantor to another Subsidiary or Hanover;

(3) any liability for Federal, state, local, foreign or other taxes owed or owing by such Subsidiary Guarantor;

(4) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including Guarantees thereof or instruments evidencing such liabilities);

(5) any Indebtedness, Guarantee or obligation of such Subsidiary Guarantor that is expressly subordinate or junior in right of payment to any other Indebtedness, Guarantee or obligation of such Subsidiary Guarantor, including, without limitation, any Guarantor Senior Subordinated Indebtedness and Guarantor Subordinated Obligations of such Guarantor; or

(6) any Capital Stock.

“Guarantor Senior Subordinated Indebtedness” means, with respect to a Subsidiary Guarantor, (1) the obligations of such Subsidiary Guarantor under its Subsidiary Guarantee, (2) the Guarantee of payment of the ETC Notes by such Subsidiary Guarantor, if any, pursuant to the terms of the related indenture or participation agreement or, in the case of HCLP, its payment obligations under the Leases and (3) any other Indebtedness of such Subsidiary Guarantor (whether outstanding on the Issue Date or thereafter Incurred) that (a) specifically provides that such Indebtedness is to rank equally in right of payment with the obligations of such Subsidiary Guarantor under the Subsidiary Guarantee and (b) is not contractually subordinated by its terms in right of payment to any Indebtedness of such Subsidiary Guarantor which is not Guarantor Senior Indebtedness of such Subsidiary Guarantor.

“Guarantor Subordinated Obligation” means, with respect to a Subsidiary Guarantor, any Indebtedness of such Subsidiary Guarantor (whether outstanding on the Issue Date or thereafter Incurred) which is expressly subordinated in right of payment to the obligations of such Subsidiary Guarantor under its Subsidiary Guarantee pursuant to a written agreement.

“Hedging Obligations” of any Person means the obligations of such Person pursuant to any Interest Rate Agreement or Currency Agreement.

“Incur” means issue, assume, enter into any Guarantee of, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) will be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Subsidiary; and the terms “Incurring,” “Incurred” and “Incurrence” have meanings correlative to the foregoing. Any Indebtedness issued at a discount (including Indebtedness on which interest is payable through the issuance of additional Indebtedness) shall be deemed incurred at the time of original issuance of the Indebtedness at the initial accreted amount hereof.

“Indebtedness” means, with respect to any Person on any date of determination (without duplication):

(1) the principal of and premium (if any) in respect of indebtedness of such Person for borrowed money;

(2) the principal of and premium (if any) in respect of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3) the principal component of all obligations of such Person in respect of letters of credit, bankers’ acceptances or other similar instruments (including reimbursement obligations with respect thereto except to the extent such reimbursement obligation relates to a trade payable and such obligation is satisfied within 30 days of Incurrence);

(4) the principal component of all obligations of such Person to pay the deferred and unpaid purchase price of property (except trade payables), which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto;

(5) Capitalized Lease Obligations and all Attributable Indebtedness of such Person;

(6) the principal component or liquidation preference of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Subsidiary, any Preferred Stock (but excluding, in each case, any accrued dividends);

(7) the principal component of all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of such Indebtedness will be the lesser of (a) the fair market value of such asset at such date of determination and (b) the amount of such Indebtedness of such other Persons;

(8) the principal component of Indebtedness of other Persons to the extent Guaranteed by such Person;

(9) to the extent not otherwise included in this definition, net obligations of such Person under Currency Agreements and Interest Rate Agreements (the amount of any such obligations to be equal at any time to the termination value of such agreement or arrangement giving rise to such obligation that would be payable by such Person at such time); and

(10) the obligation to pay the principal and premium (if any) in respect of any Operating Lease Facility, in an amount, as determined on the date of incurrence of such obligation, equal to the purchase price of the related property or assets.

The amount of Indebtedness of any Person at any date will be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date.

In addition, “Indebtedness” of any Person shall include Indebtedness described in the first paragraph of this definition that does not appear as a liability on the balance sheet of such Person if:

(1) such Indebtedness is the obligation of a partnership or joint venture that is not a Restricted Subsidiary (a “Joint Venture”);

(2) such Person or a Restricted Subsidiary of such Person is a general partner of the Joint Venture (a “General Partner”); and

(3) there is recourse, by contract or operation of law, with respect to the payment of such Indebtedness to property or assets of such Person or a Restricted Subsidiary of such Person; and then such Indebtedness shall be included in an amount not to exceed:

(a) the lesser of (i) the net assets of the General Partner and (ii) the amount of such obligations to the extent that there is recourse, by contract or operation of law, to the property or assets of such Person or a Restricted Subsidiary of such Person; or

(b) if less than the amount determined pursuant to clause (a) immediately above, the actual amount of such Indebtedness that is recourse to such Person or a Restricted Subsidiary of such Person, if the Indebtedness is evidenced by a writing and is for a determinable amount and the related interest expense shall be included in Consolidated Interest Expense to the extent actually paid by Hanover or its Restricted Subsidiaries.

“Interest Rate Agreement” means with respect to any Person any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement as to which such Person is party or a beneficiary.

“Investment” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of any direct or indirect advance, loan (other than advances to customers in the ordinary course of business) or other extension of credit (including by way of Guarantee or similar arrangement, but excluding any debt or extension of credit represented by a bank deposit other than a time deposit) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by, such Person and all other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; provided that none of the following will be deemed to be an Investment:

(1) Hedging Obligations entered into in the ordinary course of business and in compliance with the Indenture;

(2) endorsements of negotiable instruments and documents in the ordinary course of business; and

(3) an acquisition of assets, Capital Stock or other securities by Hanover or a Subsidiary for consideration to the extent such consideration consists exclusively of common equity securities of Hanover.

For purposes of “—Certain covenants—Limitation on Restricted Payments”,

(1) “Investment” will include the portion (proportionate to Hanover’s equity interest in a Restricted Subsidiary to be designated as an Unrestricted Subsidiary) of the fair market value of the net assets of such Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary; Hanover will be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to (a) Hanover’s “Investment” in such Subsidiary at the time of such redesignation less (b) the portion (proportionate to Hanover’s equity interest in such Subsidiary) of the fair market value of the net assets (as conclusively determined by the Board of Directors of Hanover in good faith) of such Subsidiary at the time that such Subsidiary is so redesignated a Restricted Subsidiary; and

(2) any property transferred to or from an Unrestricted Subsidiary will be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors of Hanover.

“Issue Date” means the first date on which the notes are originally issued.

“Leases” means, collectively, the Lease, dated as of August 31, 2001, between Hanover Equipment Trust 2001A and HCLP and the Lease, dated as of August 31, 2001, between Hanover Equipment Trust 2001B and HCLP.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

“Material Subsidiary” means any Restricted Subsidiary for which the aggregate fair market value of all assets owned by such Restricted Subsidiary is greater than $20.0 million as of the date of determination.

“Net Available Cash” from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other non-cash form) therefrom, in each case net of:

(1) all legal, accounting, investment banking, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under GAAP (after taking into account any available tax credits or deductions and any tax sharing agreements), as a consequence of such Asset Disposition;

(2) all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law be repaid out of the proceeds from such Asset Disposition;

(3) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition; and

(4) the deduction of appropriate amounts to be provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the assets disposed of in such Asset Disposition and retained by Hanover or any Restricted Subsidiary after such Asset Disposition.

“Net Cash Proceeds” means, with respect to any issuance or sale of Capital Stock, the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, listing fees, discounts or commissions and brokerage, consultant and other fees and charges actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result of such issuance or sale (after taking into account any available tax credit or deductions and any tax sharing arrangements).

“Non-Recourse Debt” means Indebtedness:

(1) as to which neither Hanover nor any Restricted Subsidiary (a) provides any Guarantee or credit support of any kind (including any undertaking, Guarantee, indemnity, agreement or instrument that would constitute Indebtedness) or (b) is directly or indirectly liable (as a guarantor or otherwise);

(2) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of Hanover or any Restricted Subsidiary to declare a default under such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and

(3) the explicit terms of which provide there is no recourse against any of the assets of Hanover or its Restricted Subsidiaries.

“Officer” means the Chief Executive Officer, the President, any Vice President, the Controller, the Treasurer or the Secretary of Hanover, as applicable.

“Officer’s Certificate” means a certificate signed by the Chairman of the Board, a Vice Chairman of the Board, the President or a Vice President, of Hanover or a Subsidiary Guarantor, as the case may be, and delivered to the Trustee.

“Operating Lease Facility” means any operating lease transaction entered into by Hanover or any of its Restricted Subsidiaries resulting in the off-balance sheet financing of any of Hanover’s or such Restricted Subsidiary’s property or assets, including its gas compression equipment.

“Opinion of Counsel” means, as to Hanover or a Subsidiary Guarantor, a written opinion of counsel, who may be counsel for Hanover or such Subsidiary Guarantor, as the case may be, and who shall be reasonably acceptable to the Trustee.

“Permitted Investment” means an Investment by Hanover or any Restricted Subsidiary in any of the following:

(1) Hanover, a Restricted Subsidiary (other than a Receivables Entity) or a Person which will, upon the making of such Investment, become a Restricted Subsidiary (other than a

Receivables Entity); provided, however, that the primary business of such Restricted Subsidiary is a Related Business;

(2) another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, Hanover or a Restricted Subsidiary (other than a Receivables Entity); provided, however, that such Person’s primary business is a Related Business;

(3) cash and Cash Equivalents;

(4) receivables owing to Hanover or any Restricted Subsidiary created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as Hanover or any such Restricted Subsidiary deems reasonable under the circumstances;

(5) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(6) loans or advances to employees permitted by law, made in the ordinary course of business of Hanover or such Restricted Subsidiary;

(7) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to Hanover or any Restricted Subsidiary or in satisfaction of judgments or pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of a debtor;

(8) Investments made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with “—Certain covenants—Limitation on sales of assets and Subsidiary stock”;

(9) Investments in existence on the Issue Date;

(10) Currency Agreements, Interest Rate Agreements and related Hedging Obligations, which transactions or obligations are Incurred in compliance with “—Certain covenants—Limitation on Indebtedness”;

(11) Investments by Hanover or any of its Restricted Subsidiaries, together with all other Investments pursuant to this clause (11), in an aggregate amount at the time of such Investment not to exceed $25.0 million outstanding at any one time;

(12) Investments made in connection with the performance of obligations of Hanover or any of its Restricted Subsidiaries under the terms of any joint venture agreement to which Hanover or any of its Restricted Subsidiaries is a party on the Issue Date and identified on a schedule to the Indenture on the Issue Date, as these agreements may be amended, modified or supplemented from time to time; provided, however, that no future amendment, modification or supplement will increase the amount of the Investment in a joint venture that is a Permitted Investment pursuant to this clause (12) beyond the amount that would have been a Permitted Investment pursuant to this clause (12) under the terms of the agreements in effect on the Issue Date, and provided, further, that no such Investments shall exceed $30.0 million in the aggregate;

(13) Guarantees issued in accordance with “—Certain covenants—Limitations on Indebtedness”;

(14) Investments by Hanover or a Restricted Subsidiary in a Receivables Entity or any Investment by a Receivables Entity in any other Person, in each case, in connection with a Qualified Receivables Transaction, provided, however, that any Investment in any such Person is in the form of a Purchase Money Note, or any equity interest or interests in accounts receivable and related assets generated by Hanover or a Restricted Subsidiary and transferred to any Person in connection with a Qualified Receivables Transaction or any such Person owning such accounts receivable; and

(15) any Asset Swap made in accordance with “—Certain covenants—Limitation on sales of assets and Subsidiary stock.”

“Permitted Liens” means, with respect to any Person:

(1) Liens securing senior Indebtedness and other obligations of Hanover and any of its Restricted Subsidiaries under the Senior Credit Agreement and related Interest Rate Agreements and Liens on assets of Restricted Subsidiaries securing Guarantees of senior Indebtedness and other obligations of Hanover and any of its Restricted Subsidiaries under the Senior Credit Agreement and other Guarantor Senior Indebtedness permitted to be incurred under the Indenture;

(2) pledges or deposits by such Person under workers’ compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits or cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import or customs duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(3) Liens imposed by law, including carriers’, warehousemen’s and mechanics’, Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings if a reserve or other appropriate provisions, if any, as shall be required by GAAP shall have been made in respect thereof;

(4) Liens for taxes, assessments or other governmental charges not yet subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings provided appropriate reserves required pursuant to GAAP have been made in respect thereof;

(5) Liens in favor of issuers of surety or performance bonds or letters of credit or bankers’ acceptances issued pursuant to the request of and for the account of such Person in the ordinary course of its business; provided, however, that such letters of credit do not constitute Indebtedness (other than Guarantor Senior Indebtedness);

(6) encumbrances, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or liens incidental to the conduct of the business of such Person or to the ownership of its properties which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(7) Liens securing Hedging Obligations so long as the related Indebtedness is, and is permitted to be under the Indenture, secured by a Lien on the same property securing such Hedging Obligation;

(8) leases and subleases of real property which do not materially interfere with the ordinary conduct of the business of Hanover or any of its Restricted Subsidiaries;

(9) judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(10) Liens for the purpose of securing the payment of all or a part of the purchase price of, or Capitalized Lease Obligations with respect to, assets or property acquired or constructed in the ordinary course of business, provided that:

(a) the aggregate principal amount of Indebtedness secured by such Liens is otherwise permitted to be Incurred under the Indenture and does not exceed the cost of the assets or property so acquired or constructed; and

(b) such Liens are created within 180 days of construction or acquisition of such assets or property and do not encumber any other assets or property of Hanover or any Restricted Subsidiary other than such assets or assets affixed or appurtenant thereto;

(11) Liens arising solely by virtue of any statutory or common law provisions relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depositary institution; provided that:

(a) such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by Hanover in excess of those set forth by regulations promulgated by the Federal Reserve Board; and

(b) such deposit account is not intended by Hanover or any Restricted Subsidiary to provide collateral to the depository institution;

(12) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by Hanover and its Restricted Subsidiaries in the ordinary course of business;

(13) Liens existing on the Issue Date;

(14) Liens on property or shares of stock of a Person at the time such Person becomes a Restricted Subsidiary; provided, however, that such Liens are not created, incurred or assumed in connection with, or in contemplation of, such other Person becoming a Restricted Subsidiary; provided further, however, that any such Lien may not extend to any other property owned by Hanover or any Restricted Subsidiary;

(15) Liens on property at the time Hanover or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into Hanover or any Restricted Subsidiary; provided, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, such acquisition; provided further, however, that such Liens may not extend to any other property owned by Hanover or any Restricted Subsidiary;

(16) Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to Hanover or a Wholly-Owned Subsidiary (other than a Receivables Entity);

(17) Liens securing the notes and the Subsidiary Guarantees;

(18) Liens securing Refinancing Indebtedness incurred to refinance Indebtedness that was previously so secured, provided that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Indebtedness being refinanced or is in respect of property that is the security for a Permitted Lien hereunder;

(19) Liens on assets transferred to a Receivables Entity or on assets of a Receivables Entity, in either case incurred in connection with a Qualified Receivables Transaction;

(20) Liens securing Operating Lease Facilities Incurred in compliance with “—Certain covenants—Limitation on Indebtedness”; and

(21) the rights of any sublessee or assignee under a sublease or an assignment of a compressor management agreement expressly permitted by the terms of the Leases.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, limited liability company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock”, as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) that is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

“Purchase Money Note” means a promissory note of a Receivables Entity evidencing a line of credit, which may be irrevocable, from Hanover or any Restricted Subsidiary in connection with a Qualified Receivables Transaction to a Receivables Entity, which note is repayable from cash available to the Receivables Entity, other than amounts required to be established as reserves pursuant to agreements, amounts paid to investors in respect of interest, principal and other amounts owing to such investors and amounts owing to such investors and amounts paid in connection with the purchase of newly generated accounts receivable.

“Qualified Equity Offering” means:

(1) any sale of Equity Interests (other than Disqualified Stock) of Hanover pursuant to an underwritten offering registered under the Securities Act; or

(2) any sale of Equity Interests (other than Disqualified Stock) of Hanover so long as, at the time of consummation of such sale, Hanover has a class of common equity securities registered pursuant to Section 12(b) or Section 12(g) under the Exchange Act, in each case, other than public offerings with respect to Hanover’s Equity Interests registered on Form S-4 or S-8.

“Qualified Receivables Transaction” means any transaction or series of transactions that may be entered into by Hanover or any of its Restricted Subsidiaries pursuant to which Hanover or any of its Restricted Subsidiaries may sell, convey or otherwise transfer to (1) a Receivables Entity (in the case of a transfer by Hanover or any of its Restricted Subsidiaries) and (2) any other Person (in the case of a transfer by a Receivables Entity), or may grant a security interest in, any accounts receivable (whether now existing or arising in the future) of Hanover or any of its Restricted Subsidiaries, and any assets related thereto including, without limitation, all collateral securing such accounts receivable, all contracts and all guarantees or other obligations in respect of such accounts receivable, the proceeds of such receivables and other assets which are customarily transferred, or in respect of which security interests are customarily granted in connection with asset securitization involving accounts receivable.

“Receivables Entity” means a Wholly-Owned Subsidiary of Hanover (or another Person in which Hanover or any Restricted Subsidiary makes an Investment and to which Hanover or any Restricted Subsidiary transfers accounts receivable and related assets) which engages in no activities other than in connection with the financing of accounts receivable, which is designated by the Board of Directors of Hanover as a Receivables Entity and:

(1) no portion of the Indebtedness or any other obligations (contingent or otherwise) of which:

(a) is guaranteed by Hanover or any Restricted Subsidiary (excluding guarantees of Obligations (other than the principal of, and interest on, Indebtedness) pursuant to Standard Securitization Undertakings);

(b) is recourse to or obligates Hanover or any Restricted Subsidiary in any way other than pursuant to Standard Securitization Undertakings; or

(c) subjects any property or asset of Hanover or any Restricted Subsidiary, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings;

(2) with which neither Hanover nor any Restricted Subsidiary has any material contract, agreement, arrangement or understanding (except in connection with a Purchase Money Note or Qualified Receivables Transaction) other than on terms no less favorable to Hanover or such Restricted Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of Hanover, other than fees payable in the ordinary course of business in connection with servicing accounts receivable; and

(3) to which neither Hanover nor any Restricted Subsidiary has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results.

Any such designation by the Board of Directors of Hanover shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of Hanover giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing conditions.

“Refinancing Indebtedness” means Indebtedness that is Incurred to refund, refinance, replace, exchange, renew, repay or extend (including pursuant to any defeasance or discharge mechanism) (collectively, “refinance,” “refinances” and “refinanced” shall have correlative meanings) any Indebtedness existing on the Issue Date or Incurred in compliance with the Indenture (including Indebtedness of Hanover that refinances Indebtedness of any Restricted Subsidiary and Indebtedness of any Restricted Subsidiary that refinances Indebtedness of another Restricted Subsidiary) including Indebtedness that refinances Refinancing Indebtedness, provided, however, that:

(1) (a) if the Stated Maturity of the Indebtedness being refinanced is earlier than the Stated Maturity of the notes, the Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being refinanced or (b) if the Stated Maturity of the Indebtedness being refinanced is later than the Stated Maturity of the notes, the Refinancing Indebtedness has a Stated Maturity at least 91 days later than the Stated Maturity of the notes;

(2) the Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being refinanced;

(3) such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the sum of the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of Indebtedness being refinanced (plus, without duplication, any additional Indebtedness Incurred to pay interest or premiums required by the instruments governing such existing Indebtedness and fees incurred in connection therewith); and

(4) if the Indebtedness being refinanced is subordinated in right of payment to the notes or any Subsidiary Guarantee, such Refinancing Indebtedness is subordinated in right of payment to the notes or the Subsidiary Guarantee and, except solely in the case of any Refinancing Indebtedness Incurred to refinance Hanover’s Zero Coupon Subordinated Notes due March 31, 2007 which Refinancing Indebtedness has a Stated Maturity at least 91 days later than the Stated Maturity of the notes, that subordination is on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

“Related Business” means any business which is the same as or related, ancillary or complementary to any of the businesses of Hanover and its Restricted Subsidiaries on the date of the Indenture.

“Related Business Assets” means assets used or useful in a Related Business.

“Representative” means any trustee, agent or representative (if any) of an issue of Guarantor Senior Indebtedness; provided that when used in connection with the Senior Credit Agreement, the term “Representative” shall refer to the administrative agent under the Senior Credit Agreement.

“Restricted Investment” means any Investment other than a Permitted Investment.

“Restricted Subsidiary” means any Subsidiary of Hanover other than an Unrestricted Subsidiary.

“Sale/Leaseback Transaction” means an arrangement relating to property now owned or hereafter acquired whereby Hanover or a Restricted Subsidiary transfers such property to a Person and Hanover or a Restricted Subsidiary leases it from such Person.

“Secured Indebtedness” means any Indebtedness of Hanover secured by a Lien.

“Senior Credit Agreement” means, with respect to Hanover, one or more debt facilities (including, without limitation, the Senior Credit Agreement, to be dated as of December 15, 2003, among Hanover, Hanover Compression Limited Partnership, Bank One, NA, as Syndication Agent, JPMorgan Chase Bank, as Administrative Agent, and the lenders parties thereto, as the same may be, and may have been, amended, supplemented or otherwise modified from time to time) or commercial paper facilities with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced, increased or refinanced in whole or in part from time to time (and whether or not with the original administrative agent and lenders or another administrative agent or agents or other lenders and whether provided under the original Senior Credit Agreement or any other credit or other agreement or indenture).

“Senior Credit Facility” means the collective reference to each Senior Credit Agreement, any Loan Documents (as defined therein), any notes and letters of credit issued pursuant thereto and any guarantee and collateral agreement, patent and trademark security agreement, mortgages, letter of credit applications and other security agreements and collateral documents, and other instruments and documents, executed and delivered pursuant to or in connection with any of the foregoing, in each case as the same may be amended, supplemented, waived or otherwise modified from time to time, or refunded, refinanced, restructured, replaced, renewed, repaid, increased or extended from time to time (whether in whole or in part, whether with the original agent and lenders or other agents and lenders or otherwise, and whether provided under the original Senior Credit Agreement or otherwise). Without limiting the generality of the foregoing, the term “Senior Credit Facility” shall include any agreement (1) changing the maturity of any Indebtedness Incurred thereunder or contemplated thereby, (2) adding Subsidiaries of Hanover as additional borrowers or guarantors thereunder, (3) increasing the amount of Indebtedness Incurred thereunder or available to be borrowed thereunder or (4) otherwise altering the terms and conditions thereof.

“Senior Indebtedness” means, whether outstanding on the Issue Date or thereafter issued, created, Incurred or assumed, the notes, the Bank Indebtedness and all other Indebtedness of Hanover, including accrued and unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to Hanover at the rate specified in the documentation with respect thereto whether or not a claim for post filing interest is allowed in such proceeding) and fees and other amounts relating thereto; provided, however, that Senior Indebtedness will not include:

(1) any obligation of Hanover to any Subsidiary;

(2) any liability for Federal, state, foreign, local or other taxes owed or owing by Hanover;

(3) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including Guarantees thereof or instruments evidencing such liabilities);

(4) any Indebtedness, Guarantee or obligation of Hanover that is expressly subordinate or junior in right of payment to any other Indebtedness, Guarantee or obligation of Hanover, including, without limitation, any Subordinated Obligations; or

(5) any Capital Stock.

“Significant Subsidiary” means, at any date of determination, any Subsidiary that represents 10% or more of Hanover’s total consolidated assets at the end of the most recent fiscal quarter for which financial information is available or 10% or more of Hanover’s consolidated net revenues or consolidated operating income for the most recent four quarters for which financial information is available.

“Standard Securitization Undertakings” means representations, warranties, covenants and indemnities entered into by Hanover or any Restricted Subsidiary which are reasonably customary in securitization of accounts receivable transactions.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision, but shall not include any contingent obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.

“Subordinated Obligation” means any Indebtedness of Hanover (whether outstanding on the Issue Date or thereafter Incurred) which is contractually subordinated in right of payment to the notes.

“Subsidiary” of any Person means any corporation, association, partnership, joint venture, limited liability company or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership and joint venture interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (1) such Person, (2) such Person and one or more Subsidiaries of such Person or (3) one or more Subsidiaries of such Person. Unless otherwise specified herein, each reference to a Subsidiary will refer to a Subsidiary of Hanover.

“Subsidiary Guarantee” means, individually, any Guarantee of payment of the notes by a Subsidiary Guarantor pursuant to the terms of the Indenture, and, collectively, all such Guarantees.

“Subsidiary Guarantor” means (1) Hanover Compression Limited Partnership and (2) each other Subsidiary of Hanover that becomes a Subsidiary Guarantor in accordance with the covenant described under “—Certain covenants—Future Subsidiary Guarantors,” in each case until such Subsidiary Guarantor ceases to be such in accordance with the Indenture.

“Synthetic Guarantees” means, collectively, (a) the Guarantee, dated as of October 27, 2000 (as the same may be, and may have been amended, supplemented or otherwise modified from time to time), among HCLP, Hanover Equipment Trust 2000B, Bank Hapoalim B.M. and FBTC Leasing Corp., as investors, the lenders parties thereto and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as administrative agent; and (b) the Guarantee, dated as of March 13, 2000 (as the same may be, and may have been amended, supplemented or otherwise modified from time to time), among HCLP, Hanover Equipment Trust 2000A, First Union National Bank and Scotiabanc Inc., as investors, the lenders parties thereto and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as administrative agent.

“Unrestricted Subsidiary” means:

(1) any Subsidiary of Hanover that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of Hanover in the manner provided below; and

(2) any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of Hanover may designate any Subsidiary of Hanover (including any newly acquired or newly formed Subsidiary or a Person becoming a Subsidiary through merger or consolidation or Investment therein) to be an Unrestricted Subsidiary only if:

(1) such Subsidiary or any of its Subsidiaries does not own any Capital Stock or Indebtedness of or have any Investment in, or own or hold any Lien on any property of, any other Subsidiary of Hanover which is not a Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary;

(2) all the Indebtedness of such Subsidiary and its Subsidiaries shall, at the date of designation, and will at all times thereafter, consist of Non-Recourse Debt;

(3) such designation and the Investment of Hanover in such Subsidiary complies with “—Certain covenants—Limitation on Restricted Payments”;

(4) such Subsidiary, either alone or in the aggregate with all other Unrestricted Subsidiaries, does not operate, directly or indirectly, all or substantially all of the business of Hanover and its Subsidiaries;

(5) such Subsidiary is a Person with respect to which neither Hanover nor any of its Restricted Subsidiaries has any direct or indirect obligation:

(a) to subscribe for additional Capital Stock of such Person; or

(b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(6) on the date such Subsidiary is designated an Unrestricted Subsidiary, such Subsidiary is not a party to any agreement, contract, arrangement or understanding with Hanover or any Restricted Subsidiary with terms substantially less favorable to Hanover than those that might have been obtained from Persons who are not Affiliates of Hanover.

Any such designation by the Board of Directors of Hanover shall be evidenced to the Trustee by filing with the Trustee a resolution of the Board of Directors of Hanover giving effect to such designation and an Officers’ Certificate certifying that such designation complies with the preceding conditions. If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be Incurred as of such date.

The Board of Directors of Hanover may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that immediately after giving effect to such designation, no default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof and Hanover could incur at least $1.00 of additional Indebtedness under the first paragraph of “—Certain covenants—Limitation on Indebtedness” on a pro forma basis taking into account such designation.

“U.S. Government Obligations” means securities that are (a) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or (b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act of 1933, as amended), as custodian with respect to any such U.S. Government Obligations or a specific payment of principal or interest on any such U.S. Government Obligations held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligations or the specific payment of principal of or interest on the U.S. Government Obligations evidenced by such depository receipt.

“Voting Stock” of an entity means all classes of Capital Stock of such an entity then outstanding and normally entitled to vote in the election of directors or all interests in such entity with the ability to control the management or actions of such entity.

“Wholly-Owned Subsidiary” of any Person means a Subsidiary of such Person all of the outstanding Capital Stock of which (other than directors’ qualifying shares) shall at the time be owned by such Person or by one or more Wholly-Owned Subsidiaries of such Person or by such Person and one or more Wholly-Owned Subsidiaries of such Person.

Important U.S. federal income tax considerations

The following discussion summarizes the material U.S. federal income tax considerations of the acquisition, ownership and disposition of the notes by an initial beneficial owner of the notes. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury Regulations promulgated thereunder, judicial authority and administrative interpretations, as of the date hereof, all of which are subject to change, possibly with retroactive effect, or are subject to different interpretations.

In this discussion, we do not purport to address all tax considerations that may be important to a particular holder in light of the holder’s circumstances, or to certain categories of investors that may be subject to special rules, such as:

•  financial institutions,

•  insurance companies,

•  regulated investment companies,

•  tax-exempt organizations,

•  dealers in securities or currencies,

•  certain persons whose functional currency is not the U.S. dollar,

•  U.S. expatriates, or

•  persons who hold the notes as part of a hedge, conversion transaction, straddle or other risk reduction transaction.

This discussion is limited to initial holders who purchase the notes for cash at the “issue price” (the first price to the public, not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers, at which a substantial amount of the notes are sold for money), and who hold the notes as capital assets (within the meaning of section 1221 of the Code). If a partnership holds notes, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner or a partnership acquiring the notes, you should consult your own tax advisor about the U.S. federal income tax consequences of acquiring, holding and disposing of the notes. This discussion also does not address the tax considerations arising under the laws of any foreign, state, local, or other jurisdiction.

INVESTORS CONSIDERING THE PURCHASE OF NOTES ARE STRONGLY ENCOURAGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF STATE, LOCAL OR FOREIGN TAX LAWS AND TAX TREATIES.

Consequences to U.S. holders

You are a “U.S. holder” for purposes of this discussion if you are a beneficial owner of a note and you are for U.S. federal income tax purposes:

•  an individual who is a U.S. citizen or U.S. resident alien;

•  a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, that was created or organized in or under the laws of the U.S., any state thereof, or the District of Columbia;

•  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•  a trust if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Interest on the notes

The notes will be issued without original issue discount for U.S. federal income tax purposes. Accordingly, if you are a U.S. holder, you will generally be required to recognize as ordinary income any interest paid or accrued on the notes, in accordance with your regular method of accounting for U.S. federal income tax purposes.

Disposition of the notes

You will generally recognize capital gain or loss on the sale, redemption, exchange, retirement or other disposition of a note. This gain or loss will equal the difference between your adjusted tax basis in the note and the proceeds you receive, excluding any proceeds attributable to accrued interest which will be recognized as ordinary interest income to the extent you have not previously included the accrued interest in income. The proceeds you receive will include the amount of any cash and the fair market value of any other property received for the note. The gain or loss will be long-term capital gain or loss if you held the note for more than one year. Long-term capital gains of individuals, estates and trusts currently are taxed at a maximum rate of 15%, subject to adjustment in future taxable years. The deductibility of capital losses may be subject to limitation.

Information reporting and backup withholding

Information reporting will apply to payments of interest and principal on notes and proceeds of the sale or other disposition of notes held by you, and backup withholding (currently at a rate of 28%) may apply unless you provide the appropriate intermediary with a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise establish an exemption from backup withholding. Any amount withheld under the backup withholding rules is allowable as a credit against your U.S. federal income tax liability, if any, and a refund may be obtained if the amounts withheld exceed your actual U.S. federal income tax liability and you provide the required information or appropriate claim form to the Internal Revenue Service (“IRS.”)

Consequences to non-U.S. holders

You are a non-U.S. holder for purposes of this discussion if you are a beneficial owner of notes and you are not a U.S. holder.

Interest on the notes

If you are a non-U.S. holder, payments of interest on the notes generally will be exempt from withholding of U.S. federal income tax under the “portfolio interest” exemption if you properly certify as to your foreign status as described below, and:

•  you do not own, actually or constructively, 10% or more of our voting stock; and

•  you are not a “controlled foreign corporation” that is related to us.

The portfolio interest exemption and several of the special rules for non-U.S. holders described below generally apply only if you appropriately certify as to your foreign status. You can generally meet this certification requirement by providing a properly executed IRS Form W-8BEN (or successor form) or appropriate substitute form to us, or our paying agent. If you hold the notes through a financial institution or other agent acting on your behalf, you may be required to provide appropriate certifications to the agent. Your agent will then generally be required to provide appropriate certifications to us or our paying agent, either directly or through other intermediaries. Special rules apply to foreign partnerships, estates and trusts, and in certain circumstances certifications as to the foreign status of partners, trust owners or beneficiaries may have to be provided to us or our paying agent. In addition, special rules apply to qualified intermediaries that enter into withholding agreements with the IRS.

If you cannot satisfy the requirements described above, payments of interest made to you will be subject to a 30% U.S. federal withholding tax, unless you provide us with a properly executed IRS Form W-8BEN (or successor form) claiming an exemption from (or a reduction of) withholding under the benefit of an applicable tax treaty, or the payments of interest are effectively connected with your conduct of a trade or business in the U.S. and you meet the certification requirements described below. See “—Income or gain effectively connected with a U.S. trade or business.”

Disposition of the notes

You generally will not be subject to U.S. federal income tax on any gain realized on the sale, redemption, exchange, retirement or other disposition of a note unless:

•  the gain is effectively connected with the conduct by you of a U.S. trade or business (or in the case of an applicable tax treaty, attributable to your permanent establishment in the U.S.); or

•  you are an individual who has been present in the U.S. for 183 days or more in the taxable year of disposition and certain other requirements are met.

Non-U.S. holders that meet any of the ownership requirements discussed above are strongly encouraged to consult their own tax advisors with respect to the U.S. tax consequences of the ownership and disposition of the notes.

Income or gain effectively connected with a U.S. trade or business

The preceding discussion of the tax consequences of the purchase, ownership and disposition of the notes by you generally assumes that you are not engaged in a U.S. trade or business. If any interest on the notes or gain from the sale, exchange or other taxable disposition of the notes is effectively connected with a U.S. trade or business conducted by you, (or in the case of an applicable treaty, attributable to your permanent establishment in the U.S.) then the income or gain will be subject to U.S. federal income tax at regular graduated income tax rates, but will not be subject to withholding tax if certain certification requirements are satisfied. You can generally meet the certification requirements by providing a properly executed IRS Form W-8ECI or appropriate substitute form to us, or our paying agent. If you are eligible for the benefits of a tax treaty between the U.S. and your country of residence, any “effectively connected” income or gain will generally be subject to U.S. federal income tax only if it is also attributable to a permanent establishment maintained by you in the U.S. If you are a corporation, that portion of your earnings and profits that is effectively connected with your U.S. trade or business (or in the case of an applicable tax treaty, attributable to your permanent establishment in the U.S.) also may be subject to a “branch profits tax” at a 30% rate, although an applicable tax treaty may provide for a lower rate.

Information reporting and backup withholding

Payments to non-U.S. holders of interest on a note, and amounts withheld from such payments, if any, generally will be required to be reported to the IRS and to you.

U.S. backup withholding tax generally will not apply to payments to a non-U.S. holder if the statement described in “Consequences to non-U.S. holders—Interest on the notes” is duly provided by the holder or the holder otherwise establishes an exemption, provided that we do not have actual knowledge or reason to know that the holder is a U.S. person.

Payment of the proceeds of a sale of a note effected by the U.S. office of a U.S. or foreign broker will be subject to information reporting requirements and backup withholding unless you properly certify under penalties of perjury as to your foreign status and certain other conditions are met or you otherwise establish an exemption. Information reporting requirements and backup withholding generally will not apply to any payment of the proceeds of the sale of a note effected outside the U.S. by a foreign office of a broker. However, unless such a broker has documentary evidence in its records that you are a non-U.S. holder and certain other conditions are met, or you otherwise establish an exemption, information reporting will apply to a payment of the proceeds of the sale of a note effected outside the U.S. by such a broker if it:

•  is a U.S. person;

•  derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the U.S.;

•  is a controlled foreign corporation for U.S. federal income tax purposes; or

•  is a foreign partnership that, at any time during its taxable year, has more than 50% of its income or capital interests owned by U.S. persons or is engaged in the conduct of a U.S. trade or business.

Any amount withheld under the backup withholding rules may be credited against your U.S. federal income tax liability and any excess may be refundable if the proper information is provided to the IRS.

The preceding discussion of certain U.S. federal income tax considerations is for general information only and is not tax advice. Each prospective investor is strongly encouraged to consult its own tax advisor regarding the particular U.S. federal income and estate, state, local and foreign tax consequences of purchasing, holding, and disposing of our notes.

Underwriting

Subject to the terms and conditions set forth in the underwriting agreement among Hanover, HCLP and the underwriters, we have agreed to sell to each underwriter, and each underwriter has severally agreed to purchase from us, the principal amount of the notes that appears opposite its name in the table below:

Underwriter	Principal amount of notes

J.P. Morgan Securities Inc.	$68,000,000
Citigroup Global Markets Inc.	52,000,000
Banc One Capital Markets, Inc.	6,000,000
Credit Lyonnais Securities (USA) Inc.	20,000,000
The Royal Bank of Scotland plc	16,000,000
Scotia Capital (USA) Inc.	11,400,000
Wachovia Capital Markets, LLC	17,000,000
Wells Fargo Securities, LLC	6,000,000
ABN AMRO Incorporated	3,600,000

Total	$200,000,000

The obligations of the underwriters under the underwriting agreement, including their agreement to purchase notes from us, are several and not joint. Those obligations are also subject to various conditions in the underwriting agreement being satisfied. The underwriters have agreed to purchase all of the notes if any of them are purchased.

The underwriters initially propose to offer the notes to the public at the public offering price that appears on the cover of this prospectus supplement. The underwriters may offer the notes to selected dealers at the public offering price minus a concession of up to 0.50% of the principal amount. In addition, the underwriters may allow, and those selected dealers may reallow, a concession of up to 0.25% of the principal amount to certain other dealers. After the initial offering, the underwriters may change the public offering price and any other selling terms.

In the underwriting agreement, we have agreed that:

•  We will not offer or sell any of our debt securities having a term of more than one year (other than the notes and our concurrent offering of convertible senior notes) for a period of 90 days after the date of this prospectus supplement without the prior consent of J.P. Morgan Securities Inc.

•  We will pay our own expenses related to the offering, which we estimate will be approximately $1.6 million (excluding discounts to the underwriters of $5.5 million).

•  We will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or contribute payments that the underwriters may be required to make in respect of those liabilities.

The notes are a new issue of securities, and there is currently no established trading market for the notes. We intend to have the notes listed on the NYSE. While an application to have the notes accepted for trading on the NYSE has been made, there can be no assurance that the notes will be accepted for listing or that an active trading market for the notes will develop on the

NYSE or elsewhere. Furthermore, we cannot assure you that, if a liquid trading market develops for the notes, it will continue, or that the notes will be able to be sold at a particular time or that the prices received when the notes are sold will be favorable.

In connection with the offering, the underwriters may engage in overallotment, stabilizing transactions and syndicate covering transactions. Overallotment involves sales in excess of the offering size, which creates a short position for the underwriters. Stabilizing transactions involve bids to purchase the notes in the open market for the purpose of pegging, fixing or maintaining the price of the notes. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the notes to be higher than it would otherwise be in the absence of those transactions. If the underwriters engage in stabilizing or syndicate covering transactions, they may discontinue them at any time.

The underwriters or their affiliates have from time to time provided investment banking, commercial banking and financial advisory services to us and our affiliates, for which they have received customary compensation. The underwriters and their affiliates may provide similar services in the future. In particular, affiliates of certain of the underwriters are lenders under our bank credit facility and may be lenders under our Proposed Bank Credit Facility. In addition, J.P. Morgan Securities Inc., Citigroup Global Markets Inc., Banc One Capital Markets, Inc., Wachovia Capital Markets, LLC and Scotia Capital (USA) Inc. are acting as underwriters with respect to our proposed offering of convertible senior notes. Wachovia Capital Markets, LLC is an affiliate of the trustee for the notes, Wachovia Bank, National Association. Furthermore, affiliates of several of the underwriters are holders of the equipment lease notes being redeemed with the proceeds of this offering. Because more than 10% of the net proceeds of this offering will be paid to affiliates of the underwriters, this offering is being conducted pursuant to Conduct Rule 2710(c)(8) of the National Association of Securities Dealers, Inc. (“NASD”). That rule requires that the yield at which the notes are to be distributed to the public can be no lower than that recommended by a “qualified independent underwriter,” as defined by the NASD. Citigroup Global Markets Inc. has served in that capacity and performed due diligence investigations and reviewed and participated in the preparation of the registration statement of which this prospectus supplement is a part.

Legal matters

Certain legal matters with respect to the notes will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Vinson & Elkins L.L.P. represents PricewaterhouseCoopers LLP and not Hanover in connection with the putative securities class action lawsuit against PricewaterhouseCoopers LLP and Hanover involving the restatement of Hanover’s financial statements. PricewaterhouseCoopers LLP is not a party to Hanover’s agreement to settle the putative securities class action lawsuit. Certain legal matters with respect to the notes will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

Experts

The financial statements as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 included in this prospectus supplement have been so included in reliance on the report (which contains an explanatory paragraph relating to Hanover’s changing its method of accounting for goodwill and other intangibles in 2002 and derivatives in 2001 and the restatement of the 2001 and 2000 financial statements for certain revenue recognition matters) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS

Hanover Compressor Company

$700,000,000

Debt Securities

Guarantees of Debt Securities

Common Stock

Preferred Stock

Depositary Shares

Securities Warrants

Stock Purchase Contracts

Stock Purchase Units

Guarantees of Debt Securities by

Hanover Compression Limited Partnership

We may offer and sell the securities listed above from time to time in one or more classes or series and in amounts, at prices and on terms that we will determine at the time of the offering. The aggregate initial offering prices of the securities offered under this prospectus will not exceed $700,000,000. Any debt securities we issue under this prospectus may be guaranteed by our principal operating subsidiary, Hanover Compression Limited Partnership.

This prospectus provides you with a general description of the securities that may be offered. Each time securities are offered, we will provide a prospectus supplement and attach it to this prospectus. The prospectus supplement will contain more specific information about the offering and the terms of the securities being offered, including any guarantee by our subsidiary, Hanover Compression Limited Partnership. The supplements may also add, update or change information contained in this prospectus. This prospectus may not be used to offer or sell securities without a prospectus supplement describing the method and terms of the offering.

You should carefully read this prospectus and any accompanying prospectus supplement, together with the documents we incorporate by reference, before you invest in any of our securities.

Investing in any of our securities involves risk. You should consider the risk factors described in any accompanying prospectus supplement or any of the documents we incorporate by reference.

Our common stock is listed on the New York Stock Exchange under the symbol “HC.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated November 19, 2003

You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized any dealer, salesman or other person to provide you with additional or different information. This prospectus and any prospectus supplement are not an offer to sell or the solicitation of an offer to buy any securities other than the securities to which they relate and are not an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in that jurisdiction. You should not assume that the information in this prospectus or any prospectus supplement or in any document incorporated by reference in this prospectus or any prospectus supplement is accurate as of any date other than the date of the document containing the information.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, which we refer to as the “SEC,” using a “shelf” registration process. Under this shelf registration process, we may, over time, offer and sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $700,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we offer securities, we will provide a prospectus supplement and attach it to this prospectus. The prospectus supplement will contain specific information about the terms of the offering and the securities being offered at that time. A prospectus supplement may also add, update or change information contained in this prospectus. Any statement that we make in this prospectus will be modified or superceded by any inconsistent statement made by us in a prospectus supplement. You should read both this prospectus and any accompanying prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”

Unless the context requires otherwise or unless otherwise noted, all references in this prospectus or any prospectus supplement to “Hanover,” “we,” “us” or “our” are to Hanover Compressor Company and its subsidiaries, on a consolidated basis.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus does not contain all of the information included in the registration statement and all of the exhibits and schedules thereto. For further information about the registrants, you should refer to the registration statement. Summaries of agreements or other documents in this prospectus are not necessarily complete. Please refer to the exhibits to the registration statement for complete copies of such documents.

Hanover files annual, quarterly and current reports, proxy statements and other information with the SEC (File No. 1-13071). Hanover Compression Limited Partnership (“HCLP”) files annual, quarterly and current reports and other information with the SEC (File No. 333-75814-01). Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330.

Hanover’s common stock is listed on the New York Stock Exchange under the symbol “HC.” Hanover’s reports, proxy statements and other information may be read and copied at the New York Stock Exchange at 30 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. Hanover and HCLP incorporate by reference the documents listed below and all documents either registrant subsequently files with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the securities described in this prospectus are sold or until we terminate this offering:

•	Hanover’s Annual Report on Form 10-K for the year ended December 31, 2002;

•	Hanover’s Quarterly Reports on Form10-Q/A for the three months ended March 31,2003 and on Form 10-Q for the three months ended June 30, 2003 and September 30, 2003;

•	Hanover’s Current Reports on Forms 8-K, filed with the SEC on February 3, 2003, February 6, 2003, February 7, 2003, February 12, 2003, March 5, 2003 (excluding the information furnished in Item 9 thereof, which is not deemed filed and which is not incorporated by reference herein), March 17, 2003, May 14, 2003, July 28, 2003 and November 18, 2003;

•	the description of Hanover’s common stock contained in its Form 8-A registration statement filed on June 9, 1997;

•	HCLP’s Special Financial Report on Form 10-K for the year ended December 31, 2002;

•	HCLP’s Quarterly Reports on Form 10-Q for the three months ended March 31 2003, June 30, 2003 and September 30, 2003; and

•	all filings Hanover or HCLP make pursuant to the Securities Exchange Act of 1934 after the date of filing this registration statement with the SEC and prior to the effectiveness of this registration statement.

You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing), at no cost, by writing us at the following address or calling us at the following number:

Hanover Compressor Company

Attention: Corporate Secretary

12001 N. Houston Rosslyn

Houston, Texas 77086

(281) 447-5175

FORWARD-LOOKING STATEMENTS

Certain matters discussed in this prospectus, any prospectus supplement and the documents we incorporate by reference herein may include “forward-looking statements” intended to qualify for the safe harbors liability established by the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements can generally be identified as such because the context of the statement will include words such as we “believe,” “anticipate,” “expect,” “estimate,” or words of similar import. Similarly, statements that describe our future plans, objectives or goals or future revenues or other financial metrics are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties that could cause our actual results to differ materially from those anticipated as of the date of this prospectus, any prospectus supplement or the documents we incorporate by reference herein, as applicable. These risks and uncertainties include:

•	our inability to renew our short-term leases of equipment with our customers so as to fully recoup our cost of the equipment;

•	a prolonged, substantial reduction in oil and natural gas prices, which could cause a decline in the demand for our compression and oil and natural gas production equipment;

•	reduced profit margins resulting from increased pricing pressure in our business;

•	the loss of market share through competition;

•	the introduction of competing technologies by other companies;

•	changes in economic or political conditions in the countries in which we do business;

•	currency fluctuations;

•	losses due to the inherent risks associated with our operations, including equipment defects, malfunctions and failures and natural disasters;

•	governmental safety, health, environmental and other regulations, which could require us to make significant expenditures;

•	legislative changes in the countries in which we do business;

•	our inability to successfully integrate acquired businesses;

•	our inability to properly implement new enterprise resource planning systems used for integration of our accounting, operations and information systems;

•	our inability to retain key personnel;

•	war, social unrest, terrorist attacks and/or the responses thereto;

•	our inability to generate sufficient cash, access capital markets, refinance existing debt or incur indebtedness to fund our business;

•	our inability to comply with covenants in our debt agreements and the agreements related to our compression equipment lease obligations;

•	the decreased financial flexibility associated with our significant cash requirements and substantial debt, including our compression equipment lease obligations;

•	our inability to reduce our debt relative to our total capitalization;

•	our inability to execute our exit and sale strategy with respect to assets classified on our balance sheet as discontinued operations and held for sale;

•	our inability to conclude the agreed-upon settlement of the securities-related litigation and adverse results in other litigation brought by plaintiffs that are not party to the settlement;

•	fluctuations in our net income attributable to changes in the fair value of our common stock which will be used to fund the settlement of the securities-related litigation; and

•	adverse results in the pending investigation by the SEC.

Other factors besides those described in this prospectus, any prospectus supplement or the documents we incorporate by reference herein could also affect our actual results.

You should not unduly rely on these forward-looking statements, which speak only as of the date such statements are made. Except as otherwise required by law, we undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date such statements are made or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks we describe in the reports we file from time to time with the SEC. All forward-looking statements attributable to Hanover or HCLP are expressly qualified in their entirety by this cautionary statement.

ABOUT OUR COMPANY

Hanover Compressor Company, a Delaware corporation, together with its subsidiaries, is a global market leader in the full service natural gas compression business and is a leading provider of service, fabrication and equipment for oil and natural gas processing and transportation applications. We sell and rent this equipment and provide complete operation and maintenance services, including run-time guarantees, for both customer-owned equipment and our fleet of rental equipment. Founded in 1990, and a public company since 1997, our customers include both major and independent oil and gas producers and distributors as well as national oil and gas companies in the countries in which we operate. Our maintenance business, together with our parts and service business, provides solutions to customers that own their own compression and surface production and processing equipment, but want to outsource their operations. We also fabricate compressor and oil and gas production and processing equipment and provide gas processing and treating, gas measurement and oilfield power generation services, primarily to our domestic and international customers as a complement to our compression services. In addition, through our ownership of Belleli Energy S.r.l., we provide engineering, procurement and construction services primarily related to the manufacturing of heavy wall reactors for refineries and construction of desalination plants, primarily for use in Europe and the Middle East.

Hanover Compression Limited Partnership is a Delaware limited partnership and an indirect wholly-owned subsidiary of Hanover. Substantially all of our operations are conducted by HCLP and its subsidiaries and substantially all of our assets are owned by HCLP either directly or through its subsidiaries.

Our executive offices are located at 12001 N. Houston Rosslyn Road, Houston, Texas 77086, and our telephone number is (281) 447-8787. We maintain a website on the Internet at http://www.hanover-co.com. Unless specifically incorporated by reference in this prospectus or any prospectus supplement, information that you may find on our website is not part of this prospectus.

USE OF PROCEEDS

Except as may otherwise be described in a prospectus supplement, the net proceeds from the sale of the securities offered pursuant to this prospectus and any prospectus supplement will be used for general corporate purposes. These purposes may include, but are not limited to:

•	reduction or refinancing of debt or other corporate obligations;

•	acquisitions;

•	capital expenditures; and

•	working capital.

Any specific allocation of the net proceeds of an offering of securities to a specific purpose will be determined at the time of the offering and will be described in a prospectus supplement.

RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Hanover Compressor Company’s ratios of earnings to fixed charges and earnings to fixed charges and preferred stock dividends for each of the periods indicated are as follows:

	Year Ended December 31,					Nine Months Ended September 30,
	1998	1999	2000	2001	2002	2003
Ratio of earnings to fixed charges	3.68	2.75	2.11	1.95	(1)	(2)
Ratio of earnings to fixed charges and preferred stock dividends	3.68	2.75	2.11	1.95	(1)	(2)

(1)	Due to Hanover’s loss for the year ended December 31, 2002, the ratio was less than 1:1. Hanover would have had to generate additional pre-tax earnings of $96.8 million to achieve a coverage of 1:1. During 2002, we recorded $182.7 million in pre-tax charges. For a description of these pre-tax charges, see footnote 27 in the notes to consolidated financial statements included in Hanover’s Annual Report on Form 10-K for the year ended December 31, 2002.
(2)	Due to Hanover’s loss for the nine months ended September 30, 2003, the ratio was less than 1:1. Hanover would have had to generate additional pre-tax earnings of approximately $73.7 million to achieve a coverage of 1:1. During this nine month period, we recorded $40.3 million in pre-tax charges related to the settlement of shareholder litigation. For more information regarding these pre-tax charges, see footnote 9 in the notes to condensed consolidated financial statements included in Hanover’s Quarterly Report on Form 10-Q for the three months ended September 30, 2003.

For purposes of computing the ratio of earnings to fixed charges and the ratio of earnings to fixed charges and preferred stock dividends: (i) “earnings” consist of income before income taxes plus fixed charges and (ii) “fixed charges” consist of interest expense (including distributions on mandatorily redeemable convertible preferred securities and amortization of debt discount and expense), capitalized interest, leasing expense and the estimated interest factor attributable to rentals. There was no preferred stock outstanding during any period presented.

DESCRIPTION OF DEBT SECURITIES

The Debt Securities will be either our senior debt securities (“Senior Debt Securities”) or our subordinated debt securities (“Subordinated Debt Securities”). The Senior Debt Securities and the Subordinated Debt Securities will be issued under separate Indentures among us, our subsidiary HCLP, if it is a guarantor of the Debt Securities, and Wachovia Bank, National Association, or another U.S. banking institution selected by us, as “Trustee.” Senior Debt Securities will be issued under a “Senior Indenture,” and Subordinated Debt Securities will be issued under a “Subordinated Indenture.” Together the Senior Indenture and the Subordinated Indenture are called “Indentures.” The Debt Securities may be issued from time to time in one or more series. When Debt Securities are offered in the future, a prospectus supplement will explain the particular terms of the securities to the extent to which these general provisions may apply or may be varied.

We have summarized selected provisions of the Indentures below. The summary is not complete and is qualified in its entirety by express reference to the provisions of the Indentures. We have filed the forms of each Indenture with the SEC as an exhibit to the registration statement of which this prospectus is a part. In the summary below we have included references to section numbers of the applicable Indentures so that you can easily locate these provisions. Whenever we refer in this prospectus or in the prospectus supplement to particular sections or defined terms of the Indentures, such sections or defined terms are incorporated by reference herein or therein, as applicable. The Indentures will be subject to and governed by certain provisions of the Trust Indenture Act of 1939, and we refer you to the Indentures and the Trust Indenture Act for a statement of such provisions. Capitalized terms used in this summary but not defined here have the meanings specified in the Indentures.

General

The Indentures provide that Debt Securities in separate series may be issued thereunder from time to time without limitation as to aggregate principal amount. We may specify a maximum aggregate principal amount for the Debt Securities of any series. (Section 301) The terms and conditions of the Debt Securities, including the maturity, principal and interest, will be provided for in the supplement to the Indenture relating to the applicable Debt Securities and must be consistent with the applicable Indenture. The Debt Securities will be our unsecured obligations.

The Subordinated Debt Securities will be subordinated in right of payment to the prior payment in full of all of our Senior Debt (as defined in the Subordinated Indenture) as described under “— Subordination of Subordinated Debt Securities” and in the prospectus supplement applicable to any Subordinated Debt Securities. If the prospectus supplement so indicates, the Subordinated Debt Securities will be convertible into our common stock as described in the prospectus supplement.

We currently conduct substantially all of our operations through our subsidiaries, and the holders of Debt Securities (whether Senior Debt Securities or Subordinated Debt Securities) will be effectively subordinated to the creditors of our subsidiaries except to the extent of any guarantee issued by our subsidiaries with respect to such Debt Securities as described in the applicable prospectus supplement. This means that creditors of our subsidiaries will have a claim to the assets of our subsidiaries that is superior to the claim of our creditors, including holders of our Debt Securities. Except to the extent set forth in the applicable prospectus supplement, the Debt Securities will not contain any covenants or other provisions that are intended to afford holders of the Debt Securities special protection in the event of either a change of control or highly leveraged transaction involving us. The Indentures also do not limit the aggregate amount of unsecured indebtedness that we or our subsidiaries may incur or limit the payment of dividends or the acquisition of our stock.

If specified in the prospectus supplement, our principal operating subsidiary HCLP, which we refer to as the “Subsidiary Guarantor,” will unconditionally guarantee (the “Subsidiary Guarantee”) the Debt Securities as described under “—Subsidiary Guarantee” and in the prospectus supplement. The Subsidiary Guarantee will be an unsecured obligation of the Subsidiary Guarantor. Subsidiary Guarantees of Subordinated Debt Securities will be subordinated to the Senior Debt of the Subsidiary Guarantor on the same basis as the Subordinated Debt Securities are subordinated to our Senior Debt and, if so indicated in the prospectus supplement, the Subsidiary Guarantee of our Senior Debt Securities may be subordinated to the Senior Debt of the Subsidiary Guarantor in the manner indicated in the prospectus supplement.

The applicable prospectus supplement will set forth the price or prices at which the Debt Securities to be offered will be issued and will, among other provisions, describe the following terms of such Debt Securities:

(1)	the title of the Debt Securities;

(2)	whether the Debt Securities are Senior Debt Securities or Subordinated Debt Securities and, if Subordinated Debt Securities, the related subordination terms;

(3)	whether the Subsidiary Guarantor will provide a Subsidiary Guarantee of the Debt Securities and if so provided whether the Subsidiary Guarantee will be issued on a senior or subordinated basis;

(4)	any limit on the aggregate principal amount of the Debt Securities;

(5)	the dates on which the principal of the Debt Securities will be payable;

(6)	the interest rate which the Debt Securities will bear and the interest payment dates for the Debt Securities;

(7)	the places where payments on the Debt Securities will be payable;

(8)	any terms upon which the Debt Securities may be redeemed, in whole or in part, at our option;

(9)	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the Debt Securities;

(10)	the portion of the principal amount, if less than all, of the Debt Securities that will be payable upon declaration of acceleration of the Maturity of the Debt Securities;

(11)	whether the Debt Securities will be defeasible;

(12)	any addition to or change in the Events of Default;

(13)	whether the Debt Securities will be convertible into, or exchangeable for, securities or other property of Hanover or another person and, if so, the terms and conditions upon which conversion will be effected, including the initial conversion price or conversion rate and any adjustments thereto, the conversion period and other conversion provisions;

(14)	any addition to or change in the covenants in the Indenture applicable to any of the Debt Securities; and

(15)	any other terms of the Debt Securities not inconsistent with the provisions of the applicable Indenture. (Section 301)

Debt Securities may be sold at a substantial discount below their principal amount. Special United States federal income tax considerations applicable to Debt Securities sold at an original issue discount may be described in the applicable prospectus supplement. In addition, special United States federal income tax or other considerations applicable to any Debt Securities that are denominated in a currency or currency unit other than United States dollars may be described in the applicable prospectus supplement.

The applicable prospectus supplement relating to any Debt Securities will state the terms, if any, on which such Debt Securities are convertible into, or exchangeable for, securities or other property of Hanover or another person.

Subordination of Subordinated Debt Securities

The indebtedness evidenced by the Subordinated Debt Securities will, to the extent set forth in the Subordinated Indenture with respect to each series of Subordinated Debt Securities, be subordinate in right of payment to the prior payment in full of all of our Senior Debt, including the Senior Debt Securities, and it may also be senior in right of payment to all of our other Subordinated Debt. The prospectus supplement relating to any Subordinated Debt Securities will summarize the subordination provisions of the Subordinated Indenture applicable to that series including:

•	the applicability and effect of such provisions upon any payment or distribution of our assets to creditors upon any liquidation, dissolution, winding-up, reorganization, assignment for the benefit of creditors or marshaling of assets or any bankruptcy, insolvency or similar proceedings;

•	the applicability and effect of such provisions in the event of specified defaults with respect to any Senior Debt, including the circumstances under which and the periods in which we will be prohibited from making payments on the Subordinated Debt Securities; and

•	the definition of Senior Debt applicable to the Subordinated Debt Securities of that series and, if the series is issued on a senior subordinated basis, the definition of Subordinated Debt applicable to that series.

The prospectus supplement will also describe as of a recent date the approximate amount of Senior Debt to which the Subordinated Debt Securities of that series will be subordinated.

The failure to make any payment on any of the Subordinated Debt Securities by reason of the subordination provisions of the Subordinated Indenture described in the prospectus supplement will not be construed as preventing the occurrence of an Event of Default with respect to the Subordinated Debt Securities arising from any such failure to make payment.

The subordination provisions described above will not be applicable to payments in respect of the Subordinated Debt Securities from a defeasance trust established in connection with any defeasance or covenant defeasance of the Subordinated Debt Securities as described under “— Defeasance and Covenant Defeasance.”

Subsidiary Guarantee

If specified in the prospectus supplement, HCLP will guarantee the Debt Securities of a series. No other subsidiaries of Hanover will guarantee the Debt Securities, unless otherwise indicated in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, the following provisions will apply to the Subsidiary Guarantee.

Subject to the limitations described below and in the prospectus supplement, the Subsidiary Guarantor will unconditionally guarantee the punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all our obligations under the Indentures and the Debt Securities of a series, whether for principal of, premium, if any, or interest on the Debt Securities or otherwise (all such obligations guaranteed by the Subsidiary Guarantor being called the “Guaranteed Obligations”). The Subsidiary Guarantor will also pay all expenses (including reasonable counsel fees and expenses) incurred by the applicable Trustee in enforcing any rights under a Subsidiary Guarantee. (Section 1302)

In the case of Subordinated Debt Securities, the Subsidiary Guarantee will be subordinated in right of payment to the Senior Debt of the Subsidiary Guarantor on the same basis as the Subordinated Debt Securities are subordinated to our Senior Debt. No payment will be made by the Subsidiary Guarantor under its Subsidiary Guarantee during any period in which payments by us on the Subordinated Debt Securities are suspended by the subordination provisions of the Subordinated Indenture. (Article Fourteen of the Subordinated Indenture)

If specified in the prospectus supplement, the Subsidiary Guarantee of our Senior Debt Securities may be subordinated to the Senior Debt of the Subsidiary Guarantor in the manner indicated in the prospectus supplement.

Each Subsidiary Guarantee will be limited to an amount not to exceed the maximum amount that can be guaranteed by the Subsidiary Guarantor without rendering such Subsidiary Guarantee voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally. (Section 1306)

Each Subsidiary Guarantee will be a continuing guarantee and will:

(1)	remain in full force and effect until either (a) payment in full of all the Guaranteed Obligations (or the applicable Debt Securities are otherwise discharged in accordance with the satisfaction and discharge provisions of the Indentures) or (b) released as described in the following paragraph,
(2)	be binding upon the Subsidiary Guarantor and

(3)	inure to the benefit of and be enforceable by the applicable Trustee, the Holders and their successors, transferees and assigns.

If the Subsidiary Guarantor ceases to be a Subsidiary, or if we dispose of all or substantially all of the assets or all of the Capital Stock of the Subsidiary Guarantor, whether by way of sale, merger, consolidation or otherwise, in either case the Subsidiary Guarantor will be deemed released and relieved of its obligations under its Subsidiary Guarantee without any further action required on the part of the Trustee or any Holder, and no other person acquiring or owning the assets or Capital Stock of the Subsidiary Guarantor will be required to enter into a Subsidiary Guarantee; provided, in each case, that the transaction or transactions resulting in the Subsidiary Guarantor’s ceasing to be a Subsidiary are carried out pursuant to and in compliance with all of the applicable covenants in the Indentures. Further, if we elect either defeasance and discharge or covenant defeasance as described below under “— Defeasance and Covenant Defeasance,” then the Subsidiary Guarantor will also be deemed released and relieved of its obligations under its Subsidiary Guarantee without any further action required on the part of the Trustee or any Holder. In addition, the prospectus supplement may specify additional circumstances under which the Subsidiary Guarantor can be released from its Subsidiary Guarantee. (Section 1304)

Form, Exchange and Transfer

The Debt Securities of each series will be issuable only in fully registered form, without coupons, and, unless otherwise specified in the applicable prospectus supplement, only in denominations of $1,000 and integral multiples thereof. (Section 302)

At the option of the Holder, subject to the terms of the applicable Indenture and the limitations applicable to Global Securities, Debt Securities of each series will be exchangeable for other Debt Securities of the same series of any authorized denomination and of a like tenor and aggregate principal amount. (Section 305)

Subject to the terms of the applicable Indenture and the limitations applicable to Global Securities, Debt Securities may be presented for exchange as provided above or for registration of transfer (duly endorsed or with the form of transfer endorsed thereon duly executed) at the office of the Security Registrar or at the office of any transfer agent designated by us for such purpose. No service charge will be made for any registration of transfer or exchange of Debt Securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Such transfer or exchange will be effected upon the Security Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Security Registrar and any other transfer agent initially designated by us for any Debt Securities will be named in the applicable prospectus supplement. (Section 305) We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that we will be required to maintain a transfer agent in each Place of Payment for the Debt Securities of each series. (Section 1002).

If the Debt Securities of any series (or of any series and specified terms) are to be redeemed in part, we will not be required to (1) issue, register the transfer of or exchange any Debt Security of that series (or of that series and specified tenor, as the case may be) during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any such Debt Security that may be selected for redemption and ending at the close of business on the day of such mailing or (2) register the transfer of or exchange any Debt Security so selected for redemption, in whole or in part, except the unredeemed portion of any such Debt Security being redeemed in part. (Section 305)

Global Securities

Some or all of the Debt Securities of any series may be represented, in whole or in part, by one or more Global Securities which will have an aggregate principal amount equal to that of the Debt Securities represented thereby. Each Global Security will be registered in the name of a Depositary or its nominee identified in the applicable prospectus supplement, will be deposited with such Depositary or nominee or its custodian and will bear a legend regarding the restrictions on exchanges and registration of transfer thereof referred to below and any such other matters as may be provided for pursuant to the applicable Indenture.

Notwithstanding any provision of the Indentures or any Debt Security described in this prospectus, no Global Security may be exchanged in whole or in part for Debt Securities registered, and no transfer of a Global Security in whole or in part may be registered, in the name of any person other than the Depositary for such Global Security or any nominee of such Depositary unless:

(1)	the Depositary has notified us that it is unwilling or unable to continue as Depositary for such Global Security or has ceased to be qualified to act as such as required by the applicable Indenture, and in either case we fail to appoint a successor Depositary within 90 days,

(2)	an Event of Default with respect to the Debt Securities represented by such Global Security has occurred and is continuing and the Security Registrar has received a written request from the Depositary to issue certificated Debt Securities,

(3)	we elect to issue certificated Debt Securities, or

(4)	other circumstances exist, in addition to or in lieu of those described above, as may be described in the applicable prospectus supplement.

All Debt Securities issued in exchange for a Global Security or any portion thereof will be registered in such names as the Depositary may direct. (Sections 205 and 305)

As long as the Depositary, or its nominee, is the registered Holder of a Global Security, the Depositary or such nominee, as the case may be, will be considered the sole owner and Holder of such Global Security and the Debt Securities that it represents for all purposes under the Debt Securities and the applicable Indenture. (Section 308) Except in the limited circumstances referred to above, owners of beneficial interests in a Global Security will not be entitled to have such Global Security or any Debt Securities that it represents registered in their names, will not receive or be entitled to receive physical delivery of certificated Debt Securities in exchange therefor and will not be considered to be the owners or Holders of such Global Security or any Debt Securities that is represents for any purpose under the Debt Securities or the applicable Indenture. All payments on a Global Security will be made to the Depositary or its nominee, as the case may be, as the Holder of the security. The laws of some jurisdictions require that some purchasers of Debt Securities take physical delivery of such Debt Securities in definitive form. These laws may impair the ability to transfer beneficial interests in a Global Security.

Ownership of beneficial interests in a Global Security will be limited to institutions that have accounts with the Depositary or its nominee (“participants”) and to persons that may hold beneficial interests through participants. In connection with the issuance of any Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of Debt Securities represented by the Global Security to the accounts of its participants. Ownership of beneficial interests in a Global Security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to participants’ interests) or any such participant (with respect to interests of persons held by such participants on their behalf). Payments, transfers, exchanges and other matters relating to beneficial interests in a Global Security may be subject to various policies and procedures adopted by the Depositary from time to time. None of us, the Subsidiary Guarantor, the Trustees or the agents of ourself, the Subsidiary Guarantor or the Trustees will have any responsibility or liability for any aspect of the Depositary’s or any participant’s records relating to, or for payments made on account of, beneficial interests in a Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

Payment and Paying Agents

Unless otherwise indicated in the applicable prospectus supplement, payment of interest on a Debt Security on any Interest Payment Date will be made to the Person in whose name such Debt Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest. (Section 307)

Unless otherwise indicated in the applicable prospectus supplement, principal of and any premium and interest on the Debt Securities of a particular series will be payable at the office of such Paying Agent or Paying Agents as we may designate for such purpose from time to time, except that at our option payment of any interest may be made by check mailed to the address of the Person entitled thereto as such address appears in the Security Register. Unless otherwise indicated in the applicable prospectus supplement, the corporate trust office or agency of the Trustee under the Senior Indenture in The City of New York will be designated as sole Paying Agent for payments with respect to Senior Debt Securities of each series, and the corporate trust office or agency of the Trustee under the Subordinated Indenture in The City of New York will be designated as the sole Paying Agent for payment with respect to Subordinated Debt Securities of each series. Any other Paying Agents initially designated by us for the Debt Securities of a particular series will be named in the applicable prospectus supplement. We may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that we will be required to maintain a Paying Agent in each Place of Payment for the Debt Securities of a particular series. (Sections 202 and 1002)

All moneys paid by us to a Paying Agent for the payment of the principal of or any premium or interest on any Debt Security which remain unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to us, and the Holder of such Debt Security thereafter may look only to us for payment thereof. (Section 1003)

Consolidation, Merger and Sale of Assets

We may not consolidate with or merge into, or transfer, lease or otherwise dispose of all or substantially all of our assets to, any Person (a “successor Person”), and may not permit any Person to consolidate with or merge into us, unless:

(1)	the successor Person (if any) is a corporation, partnership, trust or other entity organized and validly existing under the laws of any domestic jurisdiction and assumes our obligations on the Debt Securities and under the Indentures,

(2)	immediately after giving effect to the transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing and

(3)	several other conditions, including any additional conditions with respect to any particular Debt Securities specified in the applicable prospectus supplement, are met. (Section 801)

Events of Default

Unless otherwise specified in the prospectus supplement, each of the following will constitute an Event of Default under the applicable Indenture with respect to Debt Securities of any series:

(1)	failure to pay principal of or any premium on any Debt Security of that series when due, whether or not, in the case of Subordinated Debt Securities, such payment is prohibited by the subordination provisions of the Subordinated Indenture;

(2)	failure to pay any interest on any Debt Securities of that series when due, continued for 30 days, whether or not, in the case of Subordinated Debt Securities, such payment is prohibited by the subordination provisions of the Subordinated Indenture;

(3)	failure to deposit any sinking fund payment, when due, in respect of any Debt Security of that series, whether or not, in the case of Subordinated Debt Securities, such deposit is prohibited by the subordination provisions of the Subordinated Indenture;

(4)	failure to perform or comply with the provisions described under “Consolidation, Merger and Sale of Assets”;

(5)	failure to perform any of our other covenants in such Indenture (other than a covenant included in such Indenture solely for the benefit of a series other than that series), continued for 30 days after written notice has been given by the applicable Trustee, or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series, as provided in such Indenture;

(6)	certain events of bankruptcy, insolvency or reorganization affecting us, any Significant Subsidiary or any group of Subsidiaries that together would constitute a Significant Subsidiary; and

(7)	in the case of Debt Securities guaranteed by the Subsidiary Guarantor, the Subsidiary Guarantee is held by a final non-appealable order or judgment of a court of competent jurisdiction to be unenforceable or invalid or ceases for any reason to be in full force and effect (other than in accordance with the terms of the applicable Indenture) or the Subsidiary Guarantor or any Person acting on behalf of the Subsidiary Guarantor denies or disaffirms the Subsidiary Guarantor’s obligations under its Subsidiary Guarantee (other than by reason of a release of the Subsidiary Guarantor from its Subsidiary Guarantee in accordance with the terms of the applicable Indenture). (Section 501)

If an Event of Default (other than an Event of Default described in clause (6) above) with respect to the Debt Securities of any series at the time Outstanding shall occur and be continuing, either the applicable Trustee or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series by notice as provided in the applicable Indenture may declare the principal amount of the Debt Securities of that series (or, in the case of any Debt Security that is an Original Issue Discount Debt Security or the principal amount of which is not then determinable, such portion of the principal amount of such Debt Security, or such other amount in lieu of such principal amount, as may be specified in the terms of such Debt Security) to be due and payable immediately. If an Event of Default described in clause (6) above with respect to the Debt Securities of any series at the time Outstanding shall occur, the principal amount of all the Debt Securities of that series (or, in the case of any such Original Issue Discount Security or other Debt Security, such specified amount) will automatically, and without any action by the applicable Trustee or any Holder, become immediately due and payable. After any such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in principal amount of the Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal (or other specified amount), have been cured or waived as provided in the applicable Indenture. (Section 502) For information as to waiver of defaults, see “— Modification and Waiver” below.

Subject to the provisions of the Indentures relating to the duties of the Trustees in case an Event of Default shall occur and be continuing, each Trustee will be under no obligation to exercise any of its rights or powers under the applicable Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to such Trustee reasonable indemnity. (Section 603) Subject to such provisions for the indemnification of the Trustees, the Holders of a majority in principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of that series. (Section 512)

No Holder of a Debt Security of any series will have any right to institute any proceeding with respect to the applicable Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless:

(1)	such Holder has previously given to the Trustee under the applicable Indenture written notice of a continuing Event of Default with respect to the Debt Securities of that series,

(2)	the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series have made written request, and such Holders have offered reasonable indemnity, to the Trustee to institute such proceeding as trustee and

(3)	the Trustee has failed to institute such proceeding, and has not received from the Holders of a majority in principal amount of the Outstanding Debt Securities of that series a direction inconsistent with such request, within 60 days after such notice, request and offer. (Section 507)

However, such limitations do not apply to a suit instituted by a Holder of a Debt Security for the enforcement of payment of the principal of or any premium or interest on such Debt Security on or after the applicable due date specified in such Debt Security or, if applicable, to convert such Debt Security. (Section 508)

We will be required to furnish to each Trustee annually a statement by certain of our officers as to whether or not we, to their knowledge, are in default in the performance or observance of any of the terms, provisions and conditions of the applicable Indenture and, if so, specifying all such known defaults. (Section 1004)

Modification and Waiver

Modifications and amendments of an Indenture may be made by us, the Subsidiary Guarantor and the applicable Trustee with the consent of the Holders of a majority in principal amount of the Outstanding Debt Securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby:

(1)	change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Debt Security,

(2)	reduce the principal amount of, or any premium or interest on, any Debt Security,

(3)	reduce the amount of principal of an Original Issue Discount Security or any other Debt Security payable upon acceleration of the Maturity thereof,

(4)	change the currency of payment of principal of, or any premium or interest on, any Debt Security,

(5)	impair the right to institute suit for the enforcement of any payment on or any conversion right with respect to any Debt Security,

(6)	in the case of Subordinated Debt Securities, modify the subordination or conversion provisions in a manner adverse to the Holders of the Subordinated Debt Securities,

(7)	except as provided in the applicable Indenture, release any Subsidiary Guarantee,

(8)	reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of whose Holders is required for modification or amendment of the applicable Indenture,

(9)	reduce the percentage in principal amount of Outstanding Debt Securities of any series necessary for waiver of compliance with certain provisions of the applicable Indenture or for waiver of certain defaults or

(10)	modify such provisions with respect to modification and waiver. (Section 902)

The Holders of a majority in principal amount of the Outstanding Debt Securities of any series may waive compliance by us with certain restrictive provisions of the applicable Indenture. (Section 1009) The Holders of a majority in principal amount of the Outstanding Debt Securities of any series may waive any past default under the applicable Indenture, except a default in the payment of principal, premium or interest and certain covenants and provisions of such Indenture which cannot be amended without the consent of the Holder of each Outstanding Debt Security of such series affected. (Section 513)

The Indentures provide that in determining whether the Holders of the requisite principal amount of the Outstanding Debt Securities have given or taken any direction, notice, consent, waiver or other action under such Indenture as of any date,

(1)	the principal amount of an Original Issue Discount Security that will be deemed to be Outstanding will be the amount of the principal thereof that would be due and payable as of such date upon acceleration of the Maturity thereof to such date,

(2)	if, as of such date, the principal amount payable at the Stated Maturity of a Debt Security is not determinable (for example, because it is based on an index), the principal amount of such Debt Security deemed to be Outstanding as of such date will be an amount determined in the manner prescribed for such Debt Security and

(3)	the principal amount of a Debt Security denominated in one or more foreign currencies or currency units that will be deemed to be Outstanding will be the U.S. dollar equivalent, determined as of such date in the manner prescribed for such Debt Security, of the principal amount of such Debt Security (or, in the case of a Debt Security described in clause (1) or (2) above, of the amount described in such clause).

Certain Debt Securities, including those for whose payment or redemption money has been deposited or set aside in trust for the Holders and those that have been fully defeased pursuant to Section 1502, will not be deemed to be Outstanding. (Section 101)

Except in certain limited circumstances, we will be entitled to set any day as a record date for the purpose of determining the Holders of Outstanding Debt Securities of any series entitled to give or take any direction, notice, consent, waiver or other action under the applicable Indenture, in the manner and subject to the limitations provided in such Indenture. In certain limited circumstances, the Trustee will be entitled to set a record date for action by Holders. If a record date is set for any action to be taken by Holders of a particular series, such action may be taken only by persons who are Holders of Outstanding Debt Securities of that series on the record date. To be effective, such action must be taken by Holders of the requisite principal amount of such Debt Securities within a specified period following the record date. For any particular record date, this period will be 180 days or such other period as may be specified by us (or the Trustee, if it set the record date), and may be shortened or lengthened (but not beyond 180 days) from time to time. (Section 104)

Defeasance and Covenant Defeasance

If and to the extent indicated in the applicable prospectus supplement, we may elect, at our option at any time, to have the provisions of Section 1502, relating to defeasance and discharge of indebtedness, or Section 1503, relating to defeasance of certain restrictive covenants applied to the Debt Securities of any series, or to any specified part of a series. (Section 1501)

Defeasance and Discharge.    The Indentures provide that, upon our exercise of our option (if any) to have Section 1502 applied to any Debt Securities, we and, if applicable, the Subsidiary Guarantor will be discharged from all our obligations, and, if such Debt Securities are Subordinated Debt Securities, the provisions of the Subordinated Indenture relating to subordination (but not to conversion, if applicable) will cease to be effective, with respect to such Debt Securities (except for certain obligations to exchange or register the transfer of Debt Securities, to replace stolen, lost or mutilated Debt Securities, to maintain paying agencies and to hold money for payment in trust) upon the deposit in trust for the benefit of the Holders of such Debt Securities of money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective Stated Maturities in accordance with the terms of the applicable Indenture and such Debt Securities. Such defeasance or discharge may occur only if, among other things,

(1)	we have delivered to the applicable Trustee an Opinion of Counsel to the effect that we have received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge were not to occur;

(2)	no Event of Default or event that with the passing of time or the giving of notice, or both, shall constitute an Event of Default shall have occurred and be continuing;

(3)	such deposit, defeasance and discharge will not result in a breach or violation of, or constitute a default under, any agreement or instrument to which we are a party or by which we are bound;

(4)	in the case of Subordinated Debt Securities, at the time of such deposit, no default in the payment of all or a portion of principal of (or premium, if any) or interest on any of our Senior Debt shall have occurred and be continuing, no event of default shall have resulted in the acceleration of any of our Senior Debt and no other event of default with respect to any of our Senior Debt shall have occurred and be continuing permitting after notice or the lapse of time, or both, the acceleration thereof; and

(5)	we have delivered to the Trustee an Opinion of Counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the Investment Company Act of 1940. (Sections 1502 and 1504)

Defeasance of Certain Covenants.    The Indentures provide that, upon our exercise of our option (if any) to have Section 1503 applied to any Debt Securities, we may omit to comply with certain restrictive covenants, including those that may be described in the applicable prospectus supplement, the occurrence of certain Events of Default, which are described above in clause (5) (with respect to such restrictive covenants) and clauses (6) and (7) under “— Events of Default” and any that may be described in the applicable prospectus supplement, will not be deemed either to be or result in an Event of Default and, if such Debt Securities are Subordinated Debt Securities, the provisions of the Subordinated Indenture relating to subordination (but not to conversion, if applicable) will cease to be effective, in each case with respect to such Debt Securities. In order to exercise such option, we must deposit, in trust for the benefit of the Holders of such Debt Securities, money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective Stated Maturities in accordance with the terms of the applicable Indenture and such Debt Securities. Such covenant defeasance may occur only if we have delivered to the applicable Trustee an Opinion of Counsel that in effect says that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance were not to occur, and the requirements set forth in clauses (2), (3), (4) and (5) above are satisfied. If we exercise this option with respect to any Debt Securities and such Debt Securities were declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations so deposited in trust would be sufficient to pay amounts due on such Debt Securities at the time of their respective Stated Maturities but may not be sufficient to pay amounts due on such Debt Securities upon any acceleration resulting from such Event of Default. In such case, we would remain liable for such payments. (Sections 1503 and 1504)

Satisfaction and Discharge

Each Indenture will cease to be of further effect as to all Outstanding Debt Securities of any series issued thereunder, when:

(a) either:

(1) all Debt Securities of that series that have been authenticated (except lost, stolen or destroyed Debt Securities that have been replaced, converted or paid and Debt Securities for whose payment money has theretofore been deposited in trust and thereafter repaid to us) have been delivered to the Trustee for cancellation; or

(2) all Outstanding Debt Securities of that series have become due and payable or will become due and payable at their stated maturity within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee and in any case we or the Subsidiary Guarantor has deposited with the Trustee as trust funds money in an amount sufficient to pay the entire indebtedness of such Outstanding Debt Securities, for principal, premium, if any, and accrued interest to the stated maturity or redemption date;

(b) we or the Subsidiary Guarantor, if applicable has paid or caused to be paid all other sums payable by us or it under the Indenture with respect to such series; and

(c) we have delivered an Officer’s Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge of the Indenture have been satisfied.

Notices

Notices to Holders of Debt Securities will be given by mail to the addresses of such Holders as they may appear in the Security Register. (Sections 101 and 106)

Title

We, the Subsidiary Guarantor, the Trustees and any agent of us, the Subsidiary Guarantor or a Trustee may treat the Person in whose name a Debt Security is registered as the absolute owner of the Debt Security (whether or not such Debt Security may be overdue) for the purpose of making payment and for all other purposes. (Section 308)

Trustees

We may appoint a separate Trustee for any series of Debt Securities. (Section 609) We may maintain banking and other commercial relationships with any Trustee and its affiliates in the ordinary course of business and any Trustee may own Debt Securities and serve as trustee under our other indentures.

Each Indenture will limit the right of the Trustee, if it becomes a creditor of the Subsidiary Guarantor or ourself, to obtain payment of claims in certain cases, or to realize on certain property in respect of any such claim as security or otherwise. (Section 613)

Governing Law

The Indentures, the Subsidiary Guarantee and the Debt Securities will be governed by and construed in accordance with the laws of the State of New York. (Section 112)

DESCRIPTION OF COMMON STOCK AND PREFERRED STOCK

Hanover Compressor Company’s authorized capital stock currently consists of 200,000,000 shares of common stock, $.001 par value per share, and 3,000,000 shares of preferred stock, $.01 par value per share. The following summary description relating to the capital stock does not purport to be complete. For a detailed description, reference is made to our certificate of incorporation, a copy of which is listed as an exhibit to the registration statement of which this prospectus is a part.

Common Stock

Hanover Compressor Company’s common stock is traded on the New York Stock Exchange under the symbol “HC.”

As of November 7, 2003, 82,297,300 shares of common stock were issued and held of record by approximately 707 holders. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Holders of common stock are not entitled to cumulative voting rights in the election of directors. Subject to any preferential rights with respect to our preferred stock and any restrictions that may be imposed by our debt instruments, holders of common stock are entitled to receive dividends when and as declared by our board of directors out of legally available funds. Dividends may be paid in cash, stock or other form. On liquidation, dissolution, sale or winding up of Hanover, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and satisfaction of preferential rights. Holders of common stock have no preemptive or subscription rights. The outstanding shares of common stock are, and additional shares of common stock that we issue will be, fully paid and non-assessable.

We have never declared a dividend on our common stock. Our bank credit agreement limits the amount of dividends payable by us (without the lender’s prior approval) on our common stock to no more than 25% of our net income for the period from December 3, 2001 through November 30, 2004. The payment of any such dividends also will be subject to and may be limited by the terms of the outstanding 7¼% Mandatorily Redeemable Convertible Preferred Securities of our subsidiary, Hanover Compressor Capital Trust, or any preferred stock we may issue in the future.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Mellon Investor Services LLC.

Preferred Stock

The prospectus supplement will specify any terms of any series of preferred stock offered by it including:

•	the series, the number of shares offered and the liquidation value of the preferred stock,

•	the price at which the preferred stock will be issued,

•	the dividend rate, the dates on which the dividends will be payable and other terms relating to the payment of dividends on the preferred stock,

•	the liquidation preference of the preferred stock,

•	whether the preferred stock is redeemable or subject to a sinking fund, and the terms of any such redemption or sinking fund,

•	whether the preferred stock is convertible into or exchangeable for any other securities, and the terms of any such conversion or exchange, and

•	any additional rights, preferences, qualifications, limitations or restrictions of the preferred stock.

The description of the terms of the preferred stock to be set forth in an applicable prospectus supplement will not be complete and will be subject to and qualified in its entirety by reference to the statement of resolution relating to the applicable series of preferred stock. The registration statement of which this prospectus forms a part will include the statement of resolution as an exhibit or incorporate it by reference.

We are authorized to issue 3,000,000 shares of preferred stock. Our board of directors may establish, without stockholder approval, one or more classes or series of preferred stock having the number of shares, designations, relative voting rights, dividend rates, liquidation, and other rights, preferences and limitations that the board of directors may designate. We believe that this power to issue preferred stock provides flexibility in connection with possible corporate transactions. The issuance of preferred stock, however, could adversely affect the voting power of holders of common stock and restrict their rights to receive payments upon liquidation of Hanover. It could also have the effect of delaying, deferring or preventing a change in control of Hanover.

Mandatorily Redeemable Convertible Preferred Securities

In December 1999, we issued $86,250,000 of unsecured 7 1/4% Mandatorily Redeemable Convertible Preferred Securities through Hanover Compressor Capital Trust, a Delaware business trust and subsidiary of Hanover. The Convertible Preferred Securities have a liquidation amount of $50 per unit and mature in 30 years, but we may redeem them, in whole or in part, at any time on or after December 20, 2002. The Convertible Preferred Securities provide for annual cash distributions at the rate of 7 1/4%, payable quarterly in arrears; however, distributions may be deferred for up to 20 consecutive quarters subject to certain restrictions. During any periods in which distributions are deferred, in general, we cannot pay any dividend or distribution on our capital stock or redeem, purchase, acquire or make any liquidation on any of our capital stock. Each Convertible Preferred Security is convertible into 2.7972 shares of our common stock, subject to adjustment for certain events. We have fully and unconditionally guaranteed the Convertible Preferred Securities.

Special Provisions of Our Certificate of Incorporation and Delaware Law

Section 102(b)(7) of the Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors’ fiduciary duty of care. Although Section 102(b) does not change directors’ duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. Our certificate of incorporation limits the liability of directors (in their capacity as directors but not in their capacity as officers) to us or our stockholders to the fullest extent permitted by Section 102(b). Specifically, our directors will not be personally liable for monetary damages for breach of a director’s fiduciary duty as a director, except for liability for:

(a)	any breach of the director’s duty of loyalty to Hanover or our stockholders,

(b)	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

(c)	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, or

(d)	any transaction from which the director derived an improper personal benefit.

To the maximum extent permitted by law, our certificate of incorporation and bylaws provide for mandatory indemnification of directors and officers and permit indemnification of our officers, employees, and agents against all expense, liability and loss to which they may become subject or which they may incur as a result of being or having been a director, officer, employee or agent of Hanover or our subsidiaries. In addition, we must advance or reimburse directors and may advance or reimburse officers, employees and agents for expenses incurred by them in connection with indemnifiable claims.

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

(a)	before that person became an interested stockholder, the corporation’s board of directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

(b)	upon completion of the transaction that resulted in the interested stockholder’s becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

(c)	following the transaction in which that person became an interested stockholder, the business combination is approved by the corporation’s board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, these restrictions also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if that extraordinary transaction is approved or not opposed by a majority of the directors who were directors before any person became an interested stockholder in the previous three years or who were recommended for election or elected to succeed such directors by a majority of such directors then in office. “Business combination” includes mergers, assets sales and other transactions resulting in a financial benefit to the stockholder. “Interested stockholder” is a person who, together with affiliates and associates, owns (or, within three years, did own) 15% or more of the corporation’s voting stock.

DESCRIPTION OF DEPOSITARY SHARES

General

We may offer fractional shares of preferred stock, rather than full shares of preferred stock. If we decide to offer fractional shares of preferred stock, we will issue receipts for depositary shares. Each depositary share will represent a fraction of a share of a particular series of preferred stock. A prospectus supplement will indicate that fraction. The shares of preferred stock represented by depositary shares will be deposited under a deposit agreement between us and a depositary that is a bank or trust company that meets certain requirements and is selected by us. Each owner of a depositary share will be entitled to all of the rights and preferences of the preferred stock represented by the depositary share. The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement. Depositary receipts will be distributed to those persons purchasing the fractional shares of preferred stock in accordance with the terms of the offering.

This summary of the terms of the deposit agreements and the depositary receipts is not complete. The forms of the deposit agreement and the depositary receipts relating to any particular issue of depositary shares will be filed with the Securities and Exchange Commission on a Current Report on Form 8-K prior to closing our offering of the depositary shares, and you should read such documents for provisions that may be important to you. A prospectus supplement relating to a particular issue of depositary shares will contain the terms of and information relating to that issue of depositary shares.

Dividends and Other Distributions

If we pay a cash distribution or dividend on a series of preferred stock represented by depositary shares, the depositary will distribute such dividends to the record holders of such depositary shares. If the distributions are in property other than cash, the depositary will distribute the property to the record holders of the depositary shares. If, however, the depositary determines that it is not feasible to make the distribution of property, the depositary may, with our approval, sell such property and distribute the net proceeds from such sale to the holders of the preferred stock.

Redemption of Depositary Shares

If we redeem a series of preferred stock represented by depositary shares, the depositary will redeem the depositary shares from the proceeds received by the depositary in connection with the redemption. The redemption price per depositary share will equal the applicable fraction of the redemption price per share of the preferred stock. If fewer than all the depositary shares are redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as the depositary may determine.

Voting the Preferred Stock

Upon receipt of notice of any meeting at which the holders of the preferred stock represented by depositary shares are entitled to vote, the depositary will mail the notice to the record holders of the depositary shares relating to such preferred stock. Each record holder of these depositary shares on the record date, which will be the same date as the record date for the preferred stock, may instruct the depositary as to how to vote the preferred stock represented by such holder’s depositary shares. The depositary will endeavor, insofar as practicable, to vote the amount of the preferred stock represented by such depositary shares in accordance with such instructions, and we will take all action that the depositary deems necessary in order to enable the depositary to do so. The depositary will abstain from voting shares of the preferred stock to the extent it does not receive specific instructions from the holders of depositary shares representing such preferred stock.

Amendment and Termination of the Deposit Agreements

The form of depositary receipt evidencing the depositary shares and any provision of a deposit agreement may be amended by agreement between the depositary and us. Any amendment that materially and adversely alters the rights of the holders of depositary shares will not, however, be effective unless such amendment has been approved by the holders of at least a majority of the depositary shares then outstanding. The deposit agreement may be terminated by the depositary or us only if:

(a)	all outstanding depositary shares have been redeemed or

(b)	there has been a final distribution in respect of the preferred stock in connection with any liquidation, dissolution or winding up of our company and such distribution has been distributed to the holders of depositary receipts.

Charges of Depositary

We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay charges of the depositary in connection with the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary receipts will pay other transfer and other taxes and governmental charges and any other charges, including a fee for the withdrawal of shares of preferred stock upon surrender of depositary receipts, as are expressly provided in the deposit agreement to be for their accounts.

Withdrawal of Preferred Stock

Upon surrender of depositary receipts at the principal office of the depositary, subject to the terms of the applicable deposit agreement, the owner of the depositary shares may demand delivery of the number of whole shares of preferred stock and all money and other property, if any, represented by those depositary shares. Partial shares of preferred stock will not be issued. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of whole shares of preferred stock to be withdrawn, the depositary will deliver to such holder at the same time a new depositary receipt evidencing the excess number of depositary shares. Holders of preferred stock thus withdrawn may not thereafter deposit those shares under the deposit agreement or receive depositary receipts evidencing depositary shares therefor.

Miscellaneous

Each depositary will forward to holders of depositary receipts all reports and communications from us that are delivered to the depositary and that we are required to furnish to the holders of the preferred stock.

Neither we nor the depositary will be liable if we are prevented or delayed by law or any circumstance beyond our control in performing our obligations under a deposit agreement. The obligations of the depositary and us under a deposit agreement will be limited to performance in good faith of our duties thereunder, and we will not be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless satisfactory indemnity is furnished. We may rely upon written advice of counsel or accountants, or upon information provided by persons presenting preferred stock for deposit, holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.

Resignation and Removal of Depositary

Any depositary may resign at any time by delivering notice to us of its election to do so, and we may at any time remove the depositary. Any such resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of such appointment. Such successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $100,000,000.

DESCRIPTION OF SECURITIES WARRANTS

We may issue securities warrants for the purchase of debt securities, preferred stock, depositary shares, common stock or other securities. Securities warrants may be issued independently or together with debt securities, preferred stock, depositary shares, common stock or other securities offered by any prospectus supplement and may be attached to or separate from any such offered securities. Each series of securities warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent, all as set forth in a prospectus supplement relating to the particular issue of securities warrants. The securities warrant agent will act solely as our agent in connection with the securities warrants and will not assume any obligation or relationship of agency or trust for or with any holders of securities warrants or beneficial owners of securities warrants.

This summary of the terms of the security warrant agreements is not complete. A form of the applicable securities warrant agreement will be filed with the Securities and Exchange Commission on a Current Report on Form 8-K prior to the closing of any offering of the applicable warrants, and you should read such document for provisions that may be important to you. A prospectus supplement relating to a particular issue of securities warrants will contain the terms of and information relating to that issue of securities warrants, including, where applicable:

•	the designation, aggregate principal amount, currencies, denominations and terms of the series of debt securities purchasable upon exercise of securities warrants to purchase debt securities and the price at which such debt securities may be purchased upon such exercise;

•	the number of shares of common stock purchasable upon the exercise of securities warrants to purchase common stock and the price at which such number of shares of common stock may be purchased upon such exercise;

•	the number of shares and series of preferred stock or depositary shares purchasable upon the exercise of securities warrants to purchase preferred stock or depositary shares and the price at which such number of shares of such series of preferred stock or depositary shares may be purchased upon such exercise;

•	the designation and number of units of other securities purchasable upon the exercise of securities warrants to purchase other securities and the price at which such number of units of such other securities may be purchased upon such exercise;

•	the date on which the right to exercise such securities warrants shall commence and the date on which such right shall expire;

•	United States federal income tax consequences applicable to such securities warrants;

•	the amount of securities warrants outstanding as of the most recent practicable date; and

•	any other terms of such securities warrants.

Securities warrants will be issued in registered form only. The exercise price for securities warrants will be subject to adjustment in accordance with a prospectus supplement relating to the particular issue of securities warranties.

Each securities warrant will entitle the holder thereof to purchase such principal amount of debt securities or such number of shares of common stock, preferred stock, depositary shares or other securities at such exercise price as shall in each case be set forth in, or calculable from, a prospectus supplement relating to the securities warrants, which exercise price may be subject to adjustment upon the occurrence of certain events as set forth in such prospectus supplement. After the close of business on the expiration date, or such later date to which such expiration date may be extended by us, unexercised securities warrants will become void. The place or places where, and the manner in which, securities warrants may be exercised shall be specified in a prospectus supplement relating to such securities warrants.

Prior to the exercise of any securities warrants to purchase debt securities, common stock, preferred stock, depositary shares or other securities, holders of such securities warrants will not have any of the rights of holders of debt securities, common stock, preferred stock, depositary shares or other securities, as the case may be, purchasable upon such exercise, including the right to receive payments of principal of, premium, if any, or interest, if any, on the debt securities purchasable upon such exercise or to enforce covenants in any applicable indenture, or to receive payments of dividends, if any, on the common stock, preferred stock or depositary shares purchasable upon such exercise, or to exercise any applicable right to vote.

DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

We may issue stock purchase contracts, including contracts obligating holders to purchase from us, and obligating us to sell to holders, a specified number of shares of common stock or other securities at a future date or dates, which we refer to in this prospectus as “stock purchase contracts.” The price per share of the securities and the number of shares of the securities may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts. The stock purchase contracts may be issued separately or as part of units consisting of a stock purchase contract and debt securities, preferred securities, warrants or debt obligations of third parties, including U.S. treasury securities, securing the holders’ obligations to purchase the securities under the stock purchase contracts, which we refer to herein as “stock purchase units.” The stock purchase contracts may require holders to secure their obligations under the stock purchase contracts in a specified manner. The stock purchase contracts also may require us to make periodic payments to the holders of the stock purchase units or vice versa, and those payments may be unsecured or refunded on some basis.

This summary of the terms of the stock purchase contracts and stock purchase units is not complete. A form of the applicable stock purchase contracts or stock purchase unit agreements will be filed with the Securities and Exchange Commission on a Current Report on Form 8-K prior to the closing of any offering of the applicable stock purchase contracts or stock purchase units, and you should read such documents for provisions that may be important to you. An accompanying prospectus supplement will describe the terms of the stock purchase contracts or stock purchase units and, if applicable, collateral or depositary arrangements relating to the stock purchase contracts or stock purchase units. Material United States federal income tax considerations applicable to the stock purchase units and the stock purchase contracts will also be discussed in the applicable prospectus supplement.

PLAN OF DISTRIBUTION

Any of the securities that may be offered pursuant to this prospectus may be sold in or outside the United States through underwriters or dealers, agents or directly to one or more purchasers, including our existing stockholders in a rights offering. The prospectus supplement relating to any offering of securities will include the following information:

•	the terms of the offering;

•	the names of any underwriters, dealers or agents;

•	the name or names of any managing underwriter or underwriters;

•	the purchase price of the securities from us;

•	the net proceeds to us from the sale of the securities;

•	any delayed delivery arrangements;

•	any underwriting discounts, commissions and other items constituting underwriters’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any commissions paid to agents.

Sale Through Underwriters or Dealers

If we use underwriters in the sale, the underwriters will acquire the securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change, from time to time, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if the offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, the underwriters may discontinue these activities at any time.

If we use dealers in the sale of securities, the securities will be sold directly to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale.

Direct Sales and Sales Through Agents

We may sell the securities directly. In this case, no underwriters or agents would be involved. We may sell securities upon the exercise of rights that we may issue to our securityholders. We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those securities.

We may sell the securities through agents we designate from time to time. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

Delayed Delivery Contracts

If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

General Information

We may have agreements with the agents, dealers and underwriters to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may be customers of, engage in transactions with or perform services for us in the ordinary course of their business.

LEGAL MATTERS

The validity of securities will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Legal counsel to any underwriters may pass upon legal matters for such underwriters.

EXPERTS

The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of Hanover Compressor Company for the year ended December 31, 2002 and the financial statements incorporated in this prospectus by reference to the Special Financial Report on Form 10-K of Hanover Compression Limited Partnership for the year ended December 31, 2002 have been so incorporated in reliance on the reports (both of which contain an explanatory paragraph relating to their changing the methods of accounting for goodwill and other intangibles in 2002 and derivatives in 2001 and the restatements of the 2001 and 2000 financial statements for certain revenue recognition matters) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of

Hanover Compressor Company

In our opinion, the accompanying consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Hanover Compressor Company and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 9 and 20 to the financial statements, the Company changed its method of accounting for goodwill and other intangibles in 2002 and derivatives in 2001, respectively. As discussed in Notes 22 and 23, the December 31, 2001 and 2000 consolidated financial statements have been restated for certain revenue recognition matters.

PRICEWATERHOUSECOOPERS LLP

Houston, Texas

March 26, 2003

HANOVER COMPRESSOR COMPANY

CONSOLIDATED BALANCE SHEET

	December 31,
	2002	2001
		Restated
		(See Notes 22 and 23)
ASSETS	(in thousands, except par value and share amounts)
Current assets:
Cash and cash equivalents	$19,011	$23,191
Accounts receivable, net	211,722	272,450
Inventory, net	166,004	215,655
Costs and estimated earnings in excess of billings on uncompleted contracts	57,346	59,099
Prepaid taxes	7,664	19,990
Assets held for sale	69,408	—
Other current assets	49,933	24,719

Total current assets	581,088	615,104
Property, plant and equipment, net	1,167,675	1,151,513
Goodwill, net	180,519	242,178
Intangible and other assets	74,058	78,653
Investments in non-consolidated affiliates	150,689	178,328

Total assets	$2,154,029	$2,265,776

LIABILITIES AND COMMON STOCKHOLDERS’ EQUITY
Current liabilities:
Current maturities of long-term debt	$33,741	$5,553
Accounts payable, trade	72,637	119,077
Accrued liabilities	189,639	155,108
Advance billings	36,156	53,140
Liabilities held for sale	22,259	—
Billings on uncompleted contracts in excess of costs and estimated earnings	14,571	7,152

Total current liabilities	369,003	340,030
Long-term debt	521,203	504,260
Other liabilities	137,332	130,276
Deferred income taxes	112,472	165,492

Total liabilities	1,140,010	1,140,058

Commitments and contingencies (Note 19)
Minority interest	143	—
Mandatorily redeemable convertible preferred securities	86,250	86,250
Common stockholders’ equity:
Common stock, $.001 par value; 200,000,000 shares authorized; 80,815,209 and 79,228,179 shares issued, respectively	81	79
Additional paid-in capital	841,657	828,939
Notes receivable—employee stockholders	—	(2,538)
Deferred employee compensation – restricted stock grants	(2,285)	—
Accumulated other comprehensive loss	(13,696)	(6,557)
Retained earnings	104,194	220,262
Treasury stock—253,115 and 75,739 common shares, at cost, respectively	(2,325)	(717)

Total common stockholders’ equity	927,626	1,039,468

Total liabilities and common stockholders’ equity	$2,154,029	$2,265,776

The accompanying notes are an integral part of these financial statements.

HANOVER COMPRESSOR COMPANY

CONSOLIDATED STATEMENT OF OPERATIONS

	Years Ended December 31,
	2002	2001	2000
		Restated	Restated
		(See Notes 22 and 23)
	(in thousands, except per share amounts)
Revenues:
Domestic rentals	$328,600	$269,679	$172,517
International rentals	189,700	131,097	81,320
Parts, service and used equipment	223,845	214,872	113,526
Compressor and accessory fabrication	114,009	223,519	90,270
Production and processing equipment fabrication	149,656	184,040	79,121
Equity in income of non-consolidated affiliates	18,811	9,350	3,518
Gain on change in interest in non-consolidated affiliate	—	—	864
Other	4,189	8,403	5,688

	1,028,810	1,040,960	546,824

Expenses:
Domestic rentals	120,740	95,203	60,336
International rentals	57,579	45,795	27,656
Parts, service and used equipment	179,844	152,701	79,958
Compressor and accessory fabrication	99,446	188,122	76,754
Production and processing equipment fabrication	127,442	147,824	62,684
Selling, general and administrative	153,676	92,172	51,768
Foreign currency translation	16,753	6,658	—
Other	27,607	9,727	—
Depreciation and amortization	151,181	88,823	52,188
Goodwill impairment	52,103	—	—
Leasing expense	91,506	78,031	45,484
Interest expense	43,352	23,904	15,048

	1,121,229	928,960	471,876

Income (loss) from continuing operations before income taxes	(92,419)	112,000	74,948
Provision for (benefit from) income taxes	(17,576)	42,388	27,818

Income (loss) from continuing operations	(74,843)	69,612	47,130
Income (loss) from discontinued operations, net of tax	(875)	2,965	2,509
Loss from write down of discontinued operations, net of tax	(40,350)	—	—

Income (loss) before cumulative effect of accounting change	(116,068)	72,577	49,639
Cumulative effect of accounting change for derivative instruments, net of tax	—	(164)	—

Net income (loss)	$(116,068)	$72,413	$49,639

Diluted net income (loss) per share:
Net income (loss)	$(116,068)	$72,413	$49,639
(Income) loss from discontinued operations, net of tax	41,225	(2,965)	(2,509)
Distributions on mandatorily redeemable convertible preferred securities, net of tax	—	4,142	—

Net income (loss) for purposes of computing diluted net income (loss) per share from continuing operations	$(74,843)	$73,590	$47,130

Basic earnings (loss) per common share:
Income (loss) from continuing operations	$(0.94)	$0.96	$0.76
Income (loss) from discontinued operations	(0.52)	0.04	0.04

Net income (loss)	$(1.46)	$1.00	$0.80

Diluted earnings (loss) per common share:
Income (loss) from continuing operations	$(0.94)	$0.91	$0.71
Income (loss) from discontinued operations	(0.52)	0.03	0.04

Net income (loss)	$(1.46)	$0.94	$0.75

Weighted average common and equivalent shares outstanding:
Basic	79,500	72,355	61,831

Diluted	79,500	81,175	66,366

The accompanying notes are an integral part of these financial statements.

HANOVER COMPRESSOR COMPANY

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

	Years Ended December 31,
	2002	2001	2000
		Restated	Restated
		(See Notes 22 and 23)
	(in thousands)
Net income (loss)	$(116,068)	$72,413	$49,639
Other comprehensive income (loss):
Change in fair value of derivative financial instruments, net of tax	(8,866)	(6,073)	—
Foreign currency translation adjustment	1,727	(27)	(146)

Comprehensive income (loss)	$(123,207)	$66,313	$49,493

The accompanying notes are an integral part of these financial statements.

HANOVER COMPRESSOR COMPANY

CONSOLIDATED STATEMENT OF CASH FLOWS

	Years Ended December 31,
	2002	2001	2000
		Restated	Restated
		(See Notes 22 and 23)
		(in thousands)
Cash flows from operating activities:
Net income (loss)	$(116,068)	$72,413	$49,639
Adjustments:
Depreciation and amortization	151,181	88,823	52,188
Amortization of debt issuance costs and debt discount	121	831	1,050
(Income) loss from discontinued operations, net of tax	41,225	(2,965)	(2,509)
Bad debt expense	7,091	4,860	3,198
Gain on sale of property, plant and equipment	(7,769)	(3,492)	(10,421)
Equity in income of non-consolidated affiliates, net of dividends received	(2,223)	(9,350)	(3,518)
Loss (gain) on investments and charges for non-consolidated affiliates	15,950	4,629	(864)
(Gain) loss on derivative instruments	(3,245)	7,849	—
Provision for inventory impairment and reserves	13,853	2,336	—
Write down of notes receivable	8,454	—	—
Goodwill impairment	52,103	—	—
Restricted stock compensation expense	423	—	—
Pay-in-kind interest on Schlumberger note	17,163	4,285	—
Deferred income taxes	(19,041)	30,218	27,882
Changes in assets and liabilities, excluding business combinations:
Accounts receivable and notes	89,457	(20,671)	(82,767)
Inventory	4,699	(41,186)	(36,376)
Costs and estimated earnings versus billings on uncompleted contracts	33,129	(32,640)	(7,964)
Accounts payable and other liabilities	(67,132)	14,745	42,657
Advance billings	(8,394)	20,647	(4,156)
Other	(16,101)	4,565	13,420

Net cash provided by continuing operations	194,876	145,897	41,459
Net cash provided by (used in) discontinued operations	841	6,877	(11,713)

Net cash provided by operating activities	195,717	152,774	29,746

Cash flows from investing activities:
Capital expenditures	(250,170)	(639,883)	(274,858)
Payments for deferred lease transaction costs	(1,568)	(18,177)	(4,547)
Proceeds from sale of property, plant and equipment	69,685	590,763	410,915
Proceeds from sale of investment in non-consolidated affiliates	—	3,143	—
Cash used for business acquisitions, net	(10,440)	(386,056)	(162,355)
Cash returned from non-consolidated affiliates	17,429	—	—
Cash used to acquire investments in and advances to unconsolidated affiliates	—	(11,865)	(4,071)

Net cash used in continuing operations	(175,064)	(462,075)	(34,916)
Net cash used in discontinued operations	(18,639)	(20,202)	(32,565)

Net cash used in investing activities	(193,703)	(482,277)	(67,481)

Cash flows from financing activities:
Net borrowings (repayments) on revolving credit facility	(500)	54,500	40,400
Payments for debt issue costs	(644)	(3,390)	—
Issuance of common stock, net	—	83,850	59,400
Purchase of treasury stock	(1,608)	—	—
Proceeds from warrant conversions and stock options exercised	6,661	2,280	3,608
Proceeds from employee stock purchase	277	—	—
Issuance of convertible senior notes, net	—	185,537	—
Repayment of other debt	(7,654)	(15,571)	(27,641)
Proceeds from employee stockholder notes	120	62	1,876

Net cash provided by (used in) continuing operations	(3,348)	307,268	77,643
Net cash used in discontinued operations	(884)	(9)	(54)

Net cash provided by (used in) financing activities	(4,232)	307,259	77,589

Effect of exchange rate changes on cash and equivalents	(1,962)	(49)	(126)

Net increase (decrease) in cash and cash equivalents	(4,180)	(22,293)	39,728
Cash and cash equivalents at beginning of year	23,191	45,484	5,756

Cash and cash equivalents at end of year	$19,011	$23,191	$45,484

HANOVER COMPRESSOR COMPANY

CONSOLIDATED STATEMENT OF CASH FLOWS

	Years Ended December 31,
	2002	2001	2000
		Restated	Restated
		(See Notes 22 and 23)
	(in thousands)
Supplemental disclosure of cash flow information:
Interest paid, net of capitalized amounts	$16,817	$5,707	$7,051

Income taxes paid (refunded), net	$(4,212)	$1,723	$1,639

Supplemental disclosure of noncash transactions:
Debt (paid) issued for property, plant and equipment	$(4,352)	—	$12,922

Assets (received) sold in exchange for note receivable	$258	$(1,601)	$2,783

Common stock issued in exchange for notes receivable	$274	$1,069	—

Conversion of deferred stock option liability	$253	$1,529	—

Acquisitions of businesses:
Property, plant and equipment acquired	$11,716	$606,271	$202,358

Other assets acquired, net of cash acquired	$102,204	$87,865	$77,097

Investments in non-consolidated affiliates	—	$140,081	—

Goodwill	$5,162	$115,131	$91,560

Liabilities assumed	$(72,209)	$(118,388)	$(63,057)

Debt issued or assumed	$(36,433)	$(155,462)	—

Deferred taxes	—	$(35,212)	$(9,029)

Treasury and common stock issued	—	$(254,230)	$(136,574)

The accompanying notes are an integral part of these financial statements.

HANOVER COMPRESSOR COMPANY

CONSOLIDATED STATEMENT OF COMMON STOCKHOLDERS’ EQUITY

Years Ended December 31, 2002, 2001 and 2000

	Common stock		Additional paid-in capital	Accumulated other comprehensive income (loss)	Treasury stock	Notes receivable- employee stockholders	Deferred compensation- restricted stock grants	Retained earnings
	Shares	Amount
	(in thousands, except share data)
Balance at December 31, 1999 (Restated See Notes 22 and 23)	57,505,874	$58	$272,944	$(311)	$(1,586)	$(3,387)	$—	$98,210
Conversion of warrants	684,770	—	—	—	—	—	—	—
Exercise of stock options	994,572	1	3,607	—	—	—	—	—
Cumulative translation adjustment	—	—	—	(146)	—	—	—	—
Issuance of common stock, net	2,000,000	2	59,398	—	—	—	—	—
Issuance of common stock for acquisitions	5,269,487	5	136,569	—	—	—	—	—
Issuance of 91,727 treasury shares at $35.98 per share	—	—	2,431	—	869	—	—	—
Repayment of employee stockholder notes	—	—	—	—	—	1,876	—	—
Income tax benefit from stock options exercised	—	—	8,813	—	—	—	—	—
Other	—	—	(25)	—	—	(20)	—	—
Net income	—	—	—	—	—	—	—	49,639

Balance at December 31, 2000 (Restated See Notes 22 and 23)	66,454,703	$66	$483,737	$(457)	$(717)	$(1,531)	$—	$147,849
Exercise of stock options	250,161	1	3,808	—	—	—	—	—
Cumulative translation adjustment	—	—	—	(27)	—	—	—	—
Change in fair value of derivative financial instrument, net of tax	—	—	—	(6,073)	—	—	—	—
Issuance of common stock, net	2,500,000	2	83,848	—	—	—	—	—
Issuance of common stock for acquisitions	9,980,540	10	254,220	—	—	—	—	—
Issuance of common stock to employees	42,775	—	1,069	—	—	(1,069)	—	—
Repayment of employee stockholder notes	—	—	—	—	—	62	—	—
Income tax benefit from stock options exercised	—	—	1,618	—	—	—	—	—
Other	—	—	639	—	—	—	—	—
Net income	—	—	—	—	—	—	—	72,413

Balance at December 31, 2001 (Restated see Note 23)	79,228,179	$79	$828,939	$(6,557)	$(717)	$(2,538)	$—	$220,262
Exercise of stock options	1,422,850	2	6,912	—	—	—	—	—
Cumulative translation adjustment	—	—	—	1,727	—	—	—	—
Change in fair value of derivative financial instrument, net of tax	—	—	—	(8,866)	—	—	—	—
Issuance of restricted stock grants	142,630	—	2,708	—	—	—	(2,285)	—
Issuance of common stock to employees	21,550	—	551	—	—	(274)	—	—
Purchase of 147,322 treasury shares at $8.96 per share	—	—	—	—	(1,320)	—	—	—
Purchase of 30,054 treasury shares at $9.60 per share	—	—	—	—	(288)	—	—	—
Repayment of employee stockholder notes	—	—	—	—	—	120	—	—
Income tax benefit from stock options exercised	—	—	2,547	—	—	—	—	—
Reserve for collectibility	—	—	—	—	—	2,692	—	—
Net loss	—	—	—	—	—	—	—	(116,068)

Balance at December 31, 2002	80,815,209	$81	$841,657	$(13,696)	$(2,325)	$—	$(2,285)	$104,194

The accompanying notes are an integral part of these financial statements.

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 and 2000

1.    The Company, Business and Significant Accounting Policies

Hanover Compressor Company, through its indirect wholly owned subsidiary Hanover Compression Limited Partnership and its subsidiaries, (“Hanover”, “the Company”, or “We”) is a global market leader in full service natural gas compression and a leading provider of service, fabrication and equipment for contract natural gas handling applications. We sell this equipment, and provide it on a rental, contract compression, maintenance and acquisition leaseback basis to natural gas production, processing and transportation companies. In conjunction with our maintenance business, we have developed a parts and service business that together can provide solutions to customers that own their own compression equipment, but want to outsource their operations. We also have compressor and oil and gas production equipment fabrication and provide gas processing and treating, gas measurement and oilfield power generation services, primarily to our domestic and international customers as a complement to our compression services. Founded in 1990, and a public company since 1997, our customers include both major and premier independent oil and gas producers and distributors, as well as national oil and gas companies.

Principles of Consolidation

The accompanying consolidated financial statements include Hanover and its wholly owned and majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Investments in affiliated entities in which the Company owns more than a 20% interest and does not have a controlling interest are accounted for using the equity method. Investments in entities in which the company owns less than 20% are held at cost. Prior year amounts have been reclassified to present certain of our businesses as discontinued operations. (See Note 3.)

Use of Estimates in the Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, revenues and expenses, as well as the disclosures of contingent assets and liabilities. Because of the inherent uncertainties in this process, actual future results could differ from those expected at the reporting date. Management believes that the estimates are reasonable.

The Company’s operations are influenced by many factors, including the global economy, international laws and currency exchange rates. Contractions in the more significant economies of the world could have a substantial negative impact on the rate of the Company’s growth and its profitability. Acts of war or terrorism could influence these areas of risk and the Company’s operations. Doing business in foreign locations subjects the Company to various risks and considerations typical to foreign enterprises including, but not limited to, economic and political conditions in the United States and abroad, currency exchange rates, tax laws and other laws and trade restrictions.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

Revenue Recognition

Revenue from equipment rentals is recorded when earned over the period of rental and maintenance contracts which generally range from one month to five years. Parts, service and used equipment revenue is recorded as products are delivered and title is transferred or services are performed for the customer.

Compressor, production and processing equipment fabrication revenue is recognized using the percentage-of-completion method. The Company estimates percentage-of-completion for compressor and processing equipment fabrication on a direct labor hour-to-total- labor-hour basis. Production equipment fabrication percentage-of-completion is estimated using the cost-to-total cost basis. The average duration of these projects is typically between four to six months.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, accounts receivable, advances to non-consolidated affiliates and notes receivable. The Company believes that the credit risk in temporary cash investments that the Company has with financial institutions is minimal. Trade accounts and notes receivable are due from companies of varying size engaged principally in oil and gas activities throughout the world. The Company reviews the financial condition of customers prior to extending credit and generally does not obtain collateral for trade receivables. Payment terms are on a short-term basis and in accordance with industry standards. The Company considers this credit risk to be limited due to these companies’ financial resources, the nature of products and the services it provides them and the terms of its rental contracts. Trade accounts receivable is recorded net of estimated doubtful accounts of approximately $5,162,000 and $6,300,000 at December 31, 2002 and 2001, respectively.

Inventory

Inventory consists of parts used for fabrication or maintenance of natural gas compression equipment and facilities, processing and production equipment, and also includes compression units and production equipment that are held for sale. Inventory is stated at the lower of cost or market using the average-cost method.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and are depreciated using the straight-line method over their estimated useful lives as follows:

Compression equipment and facilities	4 to 30 years
Buildings	30 years
Transportation, shop equipment and other	3 to 12 years

Major improvements that extend the useful life of an asset are capitalized. Repairs and maintenance are expensed as incurred. When property, plant and equipment is sold, retired or otherwise disposed of, the cost, net of accumulated depreciation is recorded in parts, service and used equipment expenses. Sales proceeds are recorded in parts, service and used equipment revenues.

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

Interest is capitalized in connection with the compression equipment and facilities that are constructed for the Company’s use in its rental operations until such equipment is complete. The capitalized interest is recorded as part of the assets to which it relates and is amortized over the asset’s estimated useful life.

After a review of the estimated economic lives of our compression fleet, on July 1, 2001 we changed our estimate of the useful life of certain compression equipment to range from 15 to 30 years instead of a uniform 15-year depreciable life. Our new estimated lives are based upon our experience, maintenance program and the different types of compressors presently in our rental fleet. The Company believes its new estimate reflects the economic useful lives of the compressors more accurately than a uniform useful life applied to all compressors regardless of their age or performance characteristics. The effect of this change in estimate on 2002 and 2001 was a decrease in depreciation expense of approximately $14,387,000 and $5,000,000 and an increase in net income of approximately $8,632,000 ($0.11 per share) and $3,100,000 ($0.04 per share), respectively.

Computer software

Certain costs related to the development or purchase of internal-use software are capitalized and amortized over the estimated useful life of the software. Costs related to the preliminary project stage, data conversion and the post-implementation/operation stage of an internal-use computer software development project are expensed as incurred.

Long-Lived Assets

The Company reviews for the impairment of long-lived assets, including property, plant and equipment, intangibles and investments in non-consolidated affiliates whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss exists when estimated undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. The impairment loss recognized represents the excess of the assets carrying value as compared to its estimated fair market value.

Goodwill and Intangibles

The excess of cost over net assets of acquired businesses is recorded as goodwill. In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) 142, Goodwill and Other Intangible Assets (“SFAS 142”). Under SFAS 142, amortization of goodwill over an estimated useful life is discontinued. Instead, goodwill will be reviewed for impairment annually or whenever events indicate impairment may have occurred. Prior to adoption of SFAS 142 on January 1, 2002, the Company amortized goodwill on a straight-line basis over 15 or 20 years commencing on the dates of the respective acquisitions except for goodwill related to business acquisitions after June 30, 2001. Accumulated amortization was $14,312,000 and $18,365,000 at December 31, 2002 and 2001, respectively. Amortization of goodwill totaled $ -0-, $10,101,000 and $4,442,000 in 2002, 2001 and 2000, respectively. (See Note 9.) Identifiable intangibles are amortized over the assets’ estimated useful lives.

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

Sale and Leaseback Transactions

The Company from time to time enters into sale and leaseback transactions of compression equipment with special purpose entities. Sale and leaseback transactions of compression equipment are evaluated for lease classification in accordance with SFAS No. 13 “Accounting for Leases.” The special purpose entities are not consolidated by the Company when the owners of the special purposes entities have made a substantial residual equity investment of at least three percent that is at risk during the entire term of the lease.

Income Taxes

The Company accounts for income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. In estimating future tax consequences, all expected future events are considered other than enactments that would change the tax law or rates. A valuation allowance is recognized for deferred tax assets if it is more likely than not that some or all of the deferred tax asset will not be realized.

Foreign Currency Translation

The financial statements of subsidiaries outside the U.S., except those located in Latin America and highly inflationary economies, are measured using the local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the rates of exchange at the balance sheet date. Income and expense items are translated at average monthly rates of exchange. The resulting gains and losses from the translation of accounts are included in accumulated other comprehensive income. For subsidiaries located in Latin America and highly inflationary economies, translation gains and losses are included in net income (loss).

Earnings Per Common Share

Basic earnings (loss) per common share is computed by dividing income (loss) available to common shareholders by the weighted average number of shares outstanding for the period. Diluted earnings (loss) per common share is computed using the weighted average number of shares outstanding adjusted for the incremental common stock equivalents attributed to outstanding options, warrants to purchase common stock, convertible senior notes and mandatorily redeemable convertible preferred securities, unless their effect would be anti-dilutive.

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

The table below indicates the potential common shares issuable which were included in computing the dilutive potential common shares used in dilutive earnings (loss) per common share:

	Years Ended December 31,
	2002	2001	2000
	(in thousands)
Weighted average common shares outstanding—used in basic earnings (loss) per common share	79,500	72,355	61,831
Net dilutive potential common shares issuable:
On exercise of options	**	3,991	4,258
On exercise of warrants	**	4	277
On conversion of mandatorily redeemable preferred securities	**	4,825	**
On conversion of convertible senior notes	**	**	**

Weighted average common shares and dilutive potential common shares— used in dilutive earnings (loss) per common share	79,500	81,175	66,366

**	Excluded from diluted earnings per common share as the effect would have been antidilutive.

The table below indicates the potential common shares issuable which were excluded from diluted potential common shares as their effect would be anti-dilutive.

	Years Ended December 31,
	2002	2001	2000
	(in thousands)
Net dilutive potential common shares issuable:
On exercise of options and restricted stock	2,442	—	—
On exercise of warrants	4	—	—
On conversion of mandatorily redeemable convertible preferred securities	4,825	—	4,825
On conversion of convertible senior notes	4,370	3,399	—

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

Stock-Based Compensation

In accordance with SFAS No. 123, “Accounting for Stock-Based Compensation,” (“SFAS 123”) the Company measures compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed in APB Opinion No. 25 (“APB” 25), “Accounting for Stock Issued to Employees.” The following proforma net income and earnings (loss) per share data illustrates the effect on net income (loss) and net income per share if the fair value method had been applied to all outstanding and unvested stock options in each period.

	Years ended December 31,
	2002	2001	2000
	(in thousands)
Net income (loss) as reported	$(116,068)	$72,413	$49,639
Add back: Restricted stock grant expense, net of tax	275	—	—
Deduct: Stock-based employee compensation expense determined under the fair value method, net of tax	(2,753)	(3,804)	(4,598)

Proforma net income (loss)	$(118,546)	$68,609	$45,041

Earnings (loss) per share:
Basic as reported	$(1.46)	$1.00	$0.80
Basic proforma	$(1.49)	$0.95	$0.73
Diluted as reported	$(1.46)	$0.94	$0.75
Diluted proforma	$(1.49)	$0.90	$0.68

Comprehensive Income

Components of comprehensive income (loss) are net income and all changes in equity during a period except those resulting from transactions with owners. Accumulated other comprehensive income consists of the foreign currency translation adjustment and changes in the fair value of derivative financial instruments, net of tax. At December 31, 2002, the Company’s accumulated other comprehensive loss included $1,243,000 foreign currency translation gain and $14,939,000 loss on fair value of derivative instruments, net of tax. At December 31, 2001, the Company’s accumulated other comprehensive loss included $484,000 foreign currency translation loss and $6,073,000 loss on fair value of derivative instruments, net of tax.

Financial Instruments

The Company utilizes derivative financial instruments to minimize the risks and/or costs associated with financial and global operating activities by managing its exposure to interest rate fluctuation on a portion of its leasing obligations. The Company does not utilize derivative financial instruments for trading or other speculative purposes. The cash flow from hedges is classified in the Consolidated Statements of Cash Flows under the same category as the cash flows from the underlying assets, liabilities or anticipated transactions.

In June 1998, the FASB issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). SFAS 133, as amended by SFAS 137 and SFAS 138, requires that, upon adoption, all derivative instruments (including certain derivative instruments embedded in other contracts) be recognized in the balance sheet at fair value, and that changes in such fair values be recognized in earnings unless specific hedging criteria are met. Changes in the values of derivatives

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

that meet these hedging criteria will ultimately offset related earnings effects of the hedged item pending recognition in earnings. The Company adopted SFAS 133 beginning January 1, 2001. (See Note 20.)

Reclassifications

Certain amounts in the prior years’ financial statements have been reclassified to conform to the 2002 financial statement classification. These reclassifications have no impact on net income.

2.    Business Combinations

Acquisitions were accounted for under the purchase method of accounting. Results of operations of companies acquired are included from the date of acquisition. The Company allocates the cost of the acquired business to the assets acquired and the liabilities assumed based upon fair value estimates thereof. These estimates are revised during the allocation period as necessary when information regarding contingencies becomes available to redefine and requantify assets acquired and liabilities assumed. The allocation period varies for each acquisition but does not exceed one year. To the extent contingencies are resolved or settled during the allocation period, such items are included in the revised purchase price allocation. After the allocation period, the effect of changes in such contingencies is included in results of operations in the periods the adjustments are determined.

Year Ended December 31, 2002

In July 2002, we increased our ownership of Belleli Energy S.r.l. (“Belleli”) to 40.3% from 20.3% by converting a $4,000,000 loan, together with the accrued interest thereon, to Belleli into additional equity ownership. In November 2002, we increased our ownership to 51% by exchanging a $9,410,000 loan, together with the accrued interest thereon, to the other principal owner for additional equity ownership and began consolidating the results of Belleli’s operations.

The following table summarizes the estimated values of the assets acquired and liabilities assumed as of the acquisition date for the Belleli acquisition (in thousands):

Belleli November 2002
Current assets	$86,799
Property, plant and equipment	11,836
Intangible assets	22,930
Goodwill	3,641

Total assets acquired	125,206

Short-term debt	(36,433)
Current liabilities	(58,367)
Other liabilities	(11,428)

Total liabilities assumed	(106,228)

Net assets acquired	$18,978

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

The Company is in the process of completing its valuation of Belleli’s intangible assets. In connection with its increase in ownership in November 2002, the Company agreed to give the other principal owner the right to buy the Company’s interest in Belleli. This right to buy the Company’s interest expires on June 30, 2003. On July 1, 2003, the Company will have the right to purchase the other principal owner’s interest. During 2002, the Company also purchased certain operating assets of Belleli for approximately $22,400,000 from a bankruptcy estate and leased these assets to Belleli for approximately $1,200,000 per year, for seven years, for use in its operations.

In July 2002, we acquired a 92.5% interest in Wellhead Power Gates, LLC (“Gates”) for approximately $14,400,000 and had loaned approximately $6,000,000 to Gates prior to our acquisition. Gates is a developer and owner of a forty-six megawatt cycle peaking power facility in Fresno County, California. This investment is accounted for as a consolidated subsidiary. This investment has been classified as an asset held for sale and its operating results are reported in income (loss) from discontinued operations. (See Note 3.)

In July 2002, we acquired a 49.0% interest in Wellhead Power Panoche, LLC (“Panoche”) for approximately $6,800,000 and had loaned approximately $5,000,000 to Panoche prior to the acquisition of our interest. Panoche is a developer and owner of a forty-nine megawatt cycle peaking power facility in Fresno County, California which is under contract with California Department of Water Resources. This investment is accounted under the equity method of accounting. This investment has been classified as an asset held for sale and the equity income from this non-consolidated subsidiary is reported in income (loss) from discontinued operations. (See Note 3.)

In July 2002, we acquired certain assets of Voyager Compression Services, LLC for approximately $2,500,000 in cash.

Year Ended December 31, 2001

In August 2001, we acquired 100% of the issued and outstanding shares of the Production Operators Corporation’s natural gas compression business, ownership interests in certain joint venture projects in South America, and related assets (“POI”) from Schlumberger for $761,000,000 in cash, Hanover common stock and indebtedness, subject to certain post-closing adjustments pursuant to the purchase agreement (the “POI Acquisition”) which have resulted in an increase in the purchase price to approximately $778,000,000 due to an increase in net assets acquired. Under the terms of the definitive agreement, Schlumberger received approximately $270,000,000 in cash (excluding the amounts paid for the increase in net assets), $150,000,000 in a long-term subordinated note and approximately 8,708,000 Hanover common shares, or approximately 11% of the outstanding shares of Hanover common stock, which are required to be held by Schlumberger for at least three years following the closing date. The ultimate number of shares issued under the purchase agreement was determined based on the nominal value of $283,000,000 divided by the 30-day average closing price of Hanover common stock as defined under the agreement and subject to a collar of $41.50 and $32.50. The estimated fair value of the stock issued was $212,468,000, based on the market value of the shares at the time the number of shares issued was determined reduced by an estimated 20% discount due to the restrictions on the stock’s marketability.

Additionally, as part of the purchase agreement, the Company is required to make a payment of up to $58,000,000 due upon the completion of a financing of the PIGAP II South American joint venture

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

(“PIGAP”, see Note 19) acquired by the Company. Because the joint venture failed to execute the financing on or before December 31, 2002, Hanover had the right to put our interest in the joint venture back to Schlumberger in exchange for a return of the purchase price allocated to the joint venture, plus the net amount of any capital contributions by Hanover to the joint venture. In January 2003, we exercised our right to put our interest in the joint venture back to Schlumberger. If not exercised, the put right would have expired as of February 1, 2003. The consummation of the transfer of Hanover’s interest in the PIGAP II joint venture is subject to certain consents. We are currently in discussions with Schlumberger to explore the possibility of entering into a new agreement under which Hanover would retain the 30% ownership interest in the joint venture. In light of the ongoing discussions between Hanover and Schlumberger relating to the put, the parties have agreed to postpone the closing date to no later than May 31, 2003.

The purchase price was a negotiated amount between the Company and Schlumberger and the Company expects the acquisition to be accretive to earnings in future periods. The Company believes the purchase price represents the fair market value of the POI business based on its assets, customer base, reputation, market position (domestic and international) and potential for long-term growth. The Company incurred approximately $14,975,000 in expenses in connection with the acquisition. The POI Acquisition was accounted for as a purchase and is included in our financial statements commencing on September 1, 2001.

As of December 31, 2002 the Company has recorded approximately $70,592,000 in goodwill, of which none will be deductible for tax purposes, related to the POI acquisition which will not be amortized in accordance with the transition provisions of SFAS 142 (See Note 9). In addition, as of December 31, 2002, the Company recorded $9,810,000 in estimated value of identifiable intangible assets which $8,200,000 will be amortized over a 24 month weighted average life and $1,600,000 is included in our basis of the PIGAP joint venture and relates to the option to put the joint venture back to Schlumberger. The purchase price is subject to a contingent payment by Hanover to Schlumberger based on the realization of certain tax benefits by the Company over the next 15 years.

In June 2001, we acquired the assets of J&R International for approximately $3,700,000 in cash and 17,598 shares of the Company’s common stock valued at approximately $654,000.

In April 2001, we acquired certain assets of Power Machinery, Inc. for approximately $2,569,000 in cash and 108,625 shares of the Company’s common stock valued at approximately $3,853,000.

In March 2001, we purchased OEC Compression Corporation (“OEC”) in an all-stock transaction for approximately $101,849,000, including the assumption and payment of approximately $64,594,000 of OEC indebtedness. We paid an aggregate of approximately 1,145,706 shares of Hanover common stock to stockholders of OEC. The acquisition was accounted for under the purchase method of accounting and is included in our financial statements commencing in April 2001.

During 2002 and 2001, the Company completed other acquisitions which were not significant either individually or in the aggregate.

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

The following table summarizes the estimated values of the assets acquired and liabilities assumed as of the acquisition dates for the OEC and POI acquisitions (in thousands):

	POI August 2001	OEC March 2001
Current assets	$80,091	$4,451
Property, plant and equipment	487,880	114,841
Intangible assets	8,210	—
Goodwill	67,476	—
Investments in non-consolidated affiliates	140,081	—

Total assets acquired	783,738	119,292
Current liabilities	(47,667)	(3,114)
Other liabilities	(20,978)	(15,531)
Long-term debt	—	(62,057)

Total liabilities assumed	(68,645)	(80,702)

Net assets acquired	$715,093	$38,590

Year Ended December 31, 2000

In October 2000, the Company purchased the common stock of Servicios TIPSA S.A. for approximately $7,750,000 in cash and a $7,750,000 note payable. The note payable was repaid in January 2001.

In September 2000, the Company purchased the Dresser-Rand Company’s compression services division (“DR”) for $177,000,000 including approximately $1,200,000 of acquisition costs. Under the terms of the agreement, $95,000,000 of the purchase price was paid in cash with the balance being paid through the issuance to Ingersoll-Rand of 2,919,681 shares of the Company’s newly issued restricted common stock. The estimated value of the stock issued was approximately $80,539,000, based upon quoted market price for the Company’s common stock reduced by a discount due to the restriction on the stock’s marketability. The purchase price is subject to certain post-closing adjustments pursuant to the acquisition agreement which have resulted in approximately a $21,400,000 increase in the purchase price due to increases in the net assets acquired. In connection with the acquisition, the Company has agreed to purchase under normal business terms $25,000,000 worth of products, goods and services from Dresser-Rand Company over a three-year period beginning December 2001.

In September 2000, the Company acquired the common stock of Gulf Coast Dismantling, Inc. for approximately $2,947,000 in cash and 9,512 shares of the Company’s treasury stock valued at $300,000.

In July 2000, the Company completed its acquisition of PAMCO Services International’s natural gas compressor assets for approximately $45,210,000 in cash and a $12,922,000 note payable due on April 10, 2001. The note is payable periodically as idle horsepower is contracted. Approximately $10,599,000 of the note payable was repaid in 2000. In connection with the acquisition, the Company agreed to purchase under normal business terms specified levels of equipment over a three-year period beginning October 2000.

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

In June 2000, the Company purchased common stock of Applied Process Solutions, Inc. (“APSI”) for 2,303,294 shares of the Company’s common stock and assumption of $16,030,000 of APSI’s outstanding debt. The estimated value of the stock issued was approximately $54,816,000, based upon quoted market price for the Company’s common stock reduced by a discount due to the restriction on the stock’s marketability. The assumed debt has been repaid.

In July 2000, the Company purchased the assets of Rino Equipment, Inc. and K&K Compression, Ltd. for approximately $15,679,000 in cash and 54,810 shares of the Company’s treasury stock valued at $2,000,000.

In July 2000, the Company purchased the common stock of Compression Components Corporation for approximately $7,972,000 in cash and 27,405 shares of the Company’s treasury stock valued at $1,000,000.

In March 2000, the Company purchased the common stock of Southern Maintenance Services, Inc. (“SMS”) for approximately $1,500,000 in cash, 46,512 shares of the Company’s common stock valued at $1,000,000 and $1,000,000 in notes payable that mature on March 1, 2003.

Pro Forma Information

The pro forma information set forth below assumes the Belleli, POI, and OEC acquisitions are accounted for had the purchases occurred at the beginning of 2001. The remaining acquisitions were not considered material for pro forma purposes. The pro forma information is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the acquisitions been consummated at that time (in thousands, except per share amounts):

	Years Ended December 31,
	2002	2001
	(unaudited)	(unaudited)
Revenue	$1,108,990	$1,242,216
Net income (loss)	(116,262)	69,260
Earnings (loss) per common share—basic	(1.46)	0.88
Earnings (loss) per common share—diluted	(1.46)	0.84

3.    Discontinued Operations

During the fourth quarter of 2002, Hanover’s Board of Directors approved management’s plan to dispose of the Company’s non-oilfield power generation projects, which were part of its domestic rental business, and certain used equipment businesses, which were part of the Company’s parts and service business. These disposals meet the criteria established for recognition as discontinued operations under SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” (“SFAS 144”). SFAS 144 specifically requires that such amounts must represent a component of a business comprised of operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. These businesses have been reflected as discontinued operations in the Company’s Consolidated Statement of Operations for the year ended December 31, 2002 and prior period financial statements have been adjusted to reflect the impact of

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

these discontinued operations. These assets are expected to be sold within one year of December 31, 2002 and the assets and liabilities are reflected as held-for-sale on the Company’s Consolidated Balance Sheet.

During the fourth quarter of 2002, Hanover recognized a pre-tax charge to discontinued operations of approximately $52,282,000 ($36,467,000 after tax) for the estimated loss in fair-value from carrying value expected to be realized at the time of disposal. This amount includes a $19,010,000 pre-tax impairment of goodwill. During the second quarter of 2002, Hanover recognized a pre-tax write-down of $6,000,000 ($3,883,000 after tax) for certain turbines related to the non-oilfield power generation business which has also been reflected as discontinued operations.

        Summary of operating results of the discontinued operations (in thousands):

	Years Ended December 31,
	2002	2001	2000
		Restated	Restated
		(See Notes 22 and 23)
Revenues and other:
Domestic rentals	$2,870	$—	$—
Parts, service and used equipment	20,197	29,168	15,840
Equity in income of non-consolidated affiliates	405	—	—
Other	52	569	122

	23,524	29,737	15,962

Expenses:
Domestic rentals	363	—	—
Parts, service and used equipment	13,485	14,136	8,336
Selling, general and administrative	8,346	8,808	2,864
Depreciation and amortization	1,672	1,737	694
Interest expense	481	9	6
Other	1,309	—	—

	25,656	24,690	11,900

Income (loss) from discontinued operations before income taxes	(2,132)	5,047	4,062
Provision for (benefit from) income taxes	(1,257)	2,082	1,553

Income (loss) from discontinued operations	$(875)	$2,965	$2,509

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

Summary balance sheet data for discontinued operations as of December 31, 2002 (in thousands):

	Used Equipment	Non-Oilfield Power Generation	Total
Current assets	$20,099	$13,666	$33,765
Property plant and equipment	858	28,103	28,961
Non-current assets	—	6,682	6,682

Assets held for sale	20,957	48,451	69,408

Current liabilities	—	3,257	3,257
Non-current liabilities	—	19,002	19,002

Liabilities held for sale	—	22,259	22,259

Net assets held for sale	$20,957	$26,192	$47,149

Goodwill associated with discontinued operations was $21,173,000 at December 31, 2001 net of accumulated amortization of $2,163,000. The goodwill was written off in connection with the write down of these operations to market value during the fourth quarter of 2002. (See Note 9.)

4.    Inventory

Inventory consisted of the following amounts (in thousands):

	December 31,
	2002	2001
		Restated
Parts and supplies	$114,833	$146,877
Work in progress	37,790	46,091
Finished goods	13,381	22,687

	$166,004	$215,655

During the year ended December 31, 2002, we recorded approximately $13,853,000 in inventory write downs and reserves for parts inventory which was either obsolete, excess or carried at a price above market value. As of December 31, 2002 and 2001, we had inventory reserves of $14,211,000 and $2,101,000, respectively.

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

5.    Compressor and Production Equipment Fabrication Contracts

Costs, estimated earnings and billings on uncompleted contracts consisted of the following (in thousands):

	December 31,
	2002	2001
Costs incurred on uncompleted contracts	$234,670	$129,952
Estimated earnings	21,073	25,654

	255,743	155,606
Less—billings to date	(212,968)	(103,659)

	$42,775	$51,947

The increase in the costs and billings on uncompleted contracts was due to the consolidation of Belleli, when the Company increased its ownership to 51%. (See Note 2.)

Presented in the accompanying financial statements as follows (in thousands):

	December 31,
	2002	2001
Costs and estimated earnings in excess of billings on uncompleted contracts	$57,346	$59,099
Billings on uncompleted contracts in excess of costs and estimated earnings	(14,571)	(7,152)

	$42,775	$51,947

6.    Property, plant and equipment

Property, plant and equipment consisted of the following (in thousands):

	December 31,
	2002	2001
		Restated
Compression equipment, facilities and other rental assets	$1,261,241	$1,171,282
Land and buildings	86,732	55,570
Transportation and shop equipment	75,443	61,848
Other	31,888	23,848

	1,455,304	1,312,548
Accumulated depreciation	(287,629)	(161,035)

	$1,167,675	$1,151,513

Depreciation expense was $139,427,000, $73,609,000 and $46,155,000 in 2002, 2001 and 2000, respectively. Depreciation expense for 2002 includes $34,485,000 for the impairment of certain idle units of the Company’s compression fleet that are being retired and the acceleration of depreciation of

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

certain plants and facilities expected to be sold or abandoned. Assets under construction of $116,427,000 and $98,538,000 are included in compression equipment, facilities and other rental assets at December 31, 2002 and 2001, respectively. The Company capitalized $2,470,000, $2,750,000 and $1,823,000 of interest related to construction in process during 2002, 2001, and 2000, respectively.

In August 2001, the Company exercised its purchase option under the 1998 operating lease (see Note 12) for $200,000,000. The depreciable basis of the compressors purchased has been reduced by the deferred gain of approximately $41,993,000 which was recorded at inception of the lease and previously included as an other liability on the Company’s Consolidated Balance Sheet.

7.    Intangible and Other Assets

Intangible and other assets consisted of the following (in thousands):

	December 31,
	2002	2001
		Restated
Deferred debt issuance and leasing transactions costs	$44,396	$42,183
Notes receivable	12,769	25,562
Intangibles	25,642	7,210
Other	12,943	13,619

	95,750	88,574
Accumulated amortization	(21,692)	(9,921)

	$74,058	$78,653

Amortization of intangible and other assets totaled $11,754,000, $5,113,000 and $1,591,000 in 2002, 2001 and 2000, respectively.

Certain notes receivable result from an agreement entered into in 2001 to advance funds to a third party in connection with various power generation development projects. Under the agreement, the Company agreed to advance working capital of up to $12,500,000. At December 31, 2001, $7,500,000 was funded under the agreement. The notes bear interest at the prime lending rate that ranged from 5.5% to 8%, are secured by equipment and mature on April 30, 2002. The remaining notes receivable result primarily from customers for sales of equipment or advances to other parties in the ordinary course of business. During 2002, the Company converted certain of the notes into equity ownership positions in the non-oilfield power generation projects and reclassified certain of these notes to assets held for sale (See Notes 2 and 3) and also recorded a charge in other expense to reserve for certain employee notes. (See Note 26.)

See Note 18 for related party notes receivable.

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

8.    Investments in Non-Consolidated Affiliates

Investments in affiliates that are not controlled by the Company but where the Company has the ability to exercise significant influence over the operations are accounted for using the equity method. The Company’s share of net income or losses of these affiliates is reflected in the Consolidated Statement of Operations as Equity in income of non-consolidated affiliates. The Company’s primary equity method investments are comprised of entities that own, fabricate, operate, service and maintain compression and other related facilities. The Company’s equity method investments totaled approximately $148,824,000 and $169,222,000 at December 31, 2002 and 2001, respectively.

The Company’s ownership interest and location of each equity investee at December 31, 2002 is as follows:

	Ownership Interest	Location	Type of Business
Pigap II	30.0%	Venezuela	Gas Compression Plant
El Furrial	33.3%	Venezuela	Gas Compression Plant
Simco/Harwat Consortium	35.5%	Venezuela	Gas Compression Plant
Hanover Measurement Services Company LP	50.2%	United States	Monitoring Services
Servi Compressores, CA	50.0%	Venezuela	Compression Service Provider
Collicutt Mechanical Services Ltd.	24.1%	Canada	Compression Service Provider

Summarized balance sheet information for investees accounted for by the equity method follows (on a 100% basis, in thousands):

	December 31,
	2002	2001
Current assets	$165,193	$330,542
Non-current assets	591,283	620,951
Current liabilities	98,697	113,255
Debt payable	173,108	620,884
Owners’ equity	484,671	217,354

Summarized earnings information for these entities for the years ended December 31, 2002, 2001 and 2000 follows (on a 100% basis, in thousands):

	Years ended December 31,
	2002	2001(1)	2000
Revenues	$333,150	$201,581	$86,059
Operating income	87,231	46,097	17,290
Pretax income	77,121	25,417	10,500

(1)	Amounts for the joint ventures acquired in connection with the POI business acquisition are included from September 1, 2001.

The most significant investments are the joint ventures (Pigap II, El Furrial and Simco/Harwat) acquired in connection with the POI acquisition completed in August 2001. At December 31, 2002 and

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

2001, these ventures account for approximately $141,008,000 and $152,443,000 of the equity investments, respectively, and generated equity in earnings for 2002 and 2001 of approximately $21,680,000 and $8,053,000. See Note 24 for subsequent event regarding the Company’s interest in the PIGAP II joint venture. In connection with its investment in El Furrial and Simco/Harwat, the Company guaranteed its portion of the debt in the joint venture related to these projects. At December 31, 2002 the Company has guaranteed approximately $43,512,000 and $13,188,000, respectively, of the debt which is on these joint venture books. These amounts are not recorded on the Company’s books.

The financial data for 2000 includes the Company’s 20% interest in Meter Acquisition Company LP and its 60% interest in Hanover/Enron Venezuela Ltd. The Company sold Meter Acquisition Company LP in 2001 for cash of approximately $3,143,000. The Company purchased the remaining 40% interest in Hanover/Enron Venezuela Ltd. during 2001 for $3,050,000.

The financial data for 2001 includes Belleli, a fabrication company based in Italy. Effective January 2001, the Company agreed to provide certain facilitation services to Belleli and provide Belleli with project financing including necessary guarantees, bonding capacity and other collateral on an individual project basis. Under the arrangement, Belleli was required to present each project to the Company which could be approved at the Company’s sole discretion. The Company received $1,723,000 from Belleli in 2001 for its facilitation services. Under a separate agreement with Belleli, the Company has issued letters of credit on Belleli’s behalf totaling approximately $16,736,000 at December 31, 2002. In November 2002, the Company acquired an additional interest in Belleli bringing the total ownership to 51%. The increase in ownership requires that the Company record its investment in Belleli using the consolidation method of accounting rather than equity method accounting. The results of Belleli’s operations subsequent to the acquisition of the controlling interest, and the assets and liabilities of Belleli as of December 31, 2002, have been consolidated in the financial statements of the Company. (See Note 2.)

During 2000, Collicutt Hanover Services Ltd. (“Collicutt”) sold additional shares that reduced the Company’s ownership percentage to approximately 24%, accordingly, a change in interest gain of $864,000 was recorded in the Consolidated Statement of Operations. In 2002, due to permanent decline in the market value of its investment in Collicut, the Company recorded to Other expense an impairment of $5,000,000.

In the normal course of business, Hanover engages in purchase and sale transactions with Collicut Hanover Services Ltd., which is owned 24% by Hanover. During the period ended December 31, 2002 and 2001, Hanover had sales to this related party of $943,000 and $2,579,000, respectively; and purchases of $19,633,000 and $19,197,000, respectively. At December 31, 2002, Hanover had a net payable to this related party of $111,700.

In the normal course of business, Hanover engages in purchase and sale transactions with Servi-Compressores, which is owned 50% by Hanover. During the period ended December 31, 2002 and 2001, Hanover had sales to this related party of $406,000 and $849,000, respectively and made purchases of $1,859,000 during 2001. At December 31, 2001, Hanover had a net receivable from this related party of $464,000.

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

The Company also holds interests in companies in which it does not exercise significant influence over the operations. These investments are accounted for using the cost method. Cost method investments totaled approximately $1,865,000 and $9,106,000 at December 31, 2002 and 2001, respectively. During 2002, the Company determined that certain of its cost method investments were permanently impaired and therefore recorded in Other expense impairment charges amounting to $7,100,000.

In May 2000, the Company acquired common stock of Aurion Technologies, Inc. (“Aurion”), a technology company formed to develop remote monitoring and data collection services for the compression industry, for $2,511,000 in cash. In 2001, the Company purchased additional shares for approximately $1,250,000, advanced $2,700,000 to Aurion and had an accounts receivable of $1,103,000. Aurion filed for bankruptcy protection in March 2002, and accordingly, the Company recorded in Other expense approximately $5,013,000 during the year ended December 31, 2001 to impair its investment and the unrecoverable amount of the advances. During 2002, the Company recorded an additional charge related to Aurion of $3,850,000.

9.    Goodwill

In June 2001, the FASB issued SFAS 142, Goodwill and Other Intangible Assets. Under SFAS 142, amortization of goodwill over an estimated useful life is discontinued. Instead, goodwill will be reviewed for impairment annually or whenever events indicate impairment may have occurred. The standard also requires acquired intangible assets to be recognized separately and amortized as appropriate. SFAS 142 was effective for Hanover on January 1, 2002. The adoption of SFAS 142 has had an impact on future financial statements, due to the discontinuation of goodwill amortization expense.

The transition provisions of SFAS 142 required the Company to identify its reporting units and perform an initial impairment assessment of the goodwill attributable to each reporting unit as of January 1, 2002. The Company performed its initial impairment assessment and determined that the Company’s reporting units are the same as its business segments and that no impairment existed as of January 1, 2002. However, due to a downturn in its business and changes in the business environment in which the Company operates, the Company completed an additional impairment analysis as of June 30, 2002. As a result of the test performed as of June 30, 2002, the Company recorded an estimated $47,500,000 impairment of goodwill attributable to our production and processing equipment fabrication business unit. The second step of goodwill impairment test required the Company allocate the fair value of the reporting unit to the production and processing equipment businesses’ assets. The Company performed the second step of the goodwill impairment test in the third quarter of 2002 and determined that no adjustment to the impairment, recorded in the second quarter, was required. The fair value of reporting units was estimated using a combination of the expected present value of future cash flows and the market approach. In the fourth quarter of 2002, the Company recorded a $4,603,000 goodwill impairment related to our pump division which we expect to sell in 2003.

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

The table below presents the change in the net carrying amount of goodwill for the year ended December 31, 2002 (in thousands):

	December 31, 2001	Acquisitions	Purchase Adjustment and Other Adjustments	Goodwill Written Off Related to Discontinued Operations	Goodwill Impairment	December 31, 2002
Domestic rentals	$89,696	$—	$4,959	$—	$—	$94,655
International rentals	33,984	—	675	—	—	34,659
Parts, service and used equipment	51,822	—	(121)	(19,010)	—	32,691
Compressor and accessory fabrication	19,176	—	—	—	(4,603)	14,573
Production and processing equipment	47,500	3,941	—	—	(47,500)	3,941

Total	$242,178	$3,941	$5,513	$(19,010)	$(52,103)	$180,519

Hanover’s adjusted net income and earnings per share, adjusted to exclude goodwill amortization expense, for the twelve months ended December 31, 2001 and 2000 are as follows (in thousands, except per share data):

	2001	2000
	Restated	Restated
Net income	$72,413	$49,639
Goodwill amortization, net of tax	8,846	4,280

Adjusted net income	$81,259	$53,919

Basic earnings per share, as reported	$1.00	$0.80
Goodwill amortization, net of tax	0.12	0.07

Adjusted basic earnings per share	$1.12	$0.87

Diluted earnings per share, as reported	$0.94	$0.75
Goodwill amortization, net of tax	0.11	0.06

Adjusted diluted earnings per share	$1.05	$0.81

10.    Accrued Liabilities

Accrued liabilities are comprised of the following (in thousands):

	December 31,
	2002	2001
Accrued salaries, bonuses and other employee benefits	$21,024	$14,843
Accrued income and other taxes	24,095	15,536
Accrued leasing expense	23,465	21,990
Additional purchase price for DR (Note 2)	—	1,798
Additional purchase price for POI (Note 2)	60,740	58,000
Accrued other	60,315	42,941

	$189,639	$155,108

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

In December 2002, the Company announced a plan to consolidate certain of its manufacturing facilities and to terminate approximately 500 employees worldwide during 2003. In connection with the planned severance, the Company recorded an expense to selling, general and administrative expenses for $2,720,000 for estimated termination benefits and the amount is included in accrued other liabilities. As of December 31, 2002, no amounts had been paid out for the planned severance.

11.    Debt

Debt consisted of the following (in thousands):

	December 31,
	2002	2001
Bank credit facility	$156,500	$157,000
4.75% convertible senior notes due 2008	192,000	192,000
Schlumberger note, interest at 12.5%	167,096	150,000
Real estate mortgage, interest at 3.7%, collateralized by certain land and buildings, payable through September 2004	3,250	3,583
Belleli—factored receivables	15,970	—
Belleli—revolving credit facility	11,964	—
Other, interest at various rates, collateralized by equipment and other assets, net of unamortized discount	8,164	7,230

	554,944	509,813
Less—current maturities	(33,741)	(5,553)

Long-term debt	$521,203	$504,260

The Company’s bank credit facility as amended and restated to date provides for a $350,000,000 revolving credit facility that matures on November 30, 2004. Advances bear interest at (a) the greater of the administrative agent’s prime rate, the federal funds effective rate, or the base CD rate, or (b) a eurodollar rate, plus, in each case, a specified margin (3.2% and 3.9% weighted average interest rate at December 31, 2002 and 2001, respectively). A commitment fee based upon a percentage of the average available commitment is payable quarterly to the lenders participating in the facility. The fee ranges from 0.25% to 0.50% per annum and fluctuates with our consolidated leverage ratio. In addition to the drawn balance on the bank credit facility, as of December 31, 2002, we had $52,895,000 in letters of credit outstanding under the Company’s bank credit facility. The credit facility contains certain financial covenants and limitations on, among other things, indebtedness, liens, leases and sales of assets. Giving effect to the covenant limitations in the Company’s bank credit agreement, as amended to date, the availability under the bank credit facility at December 31, 2002 was approximately $120,000,000. The credit facility also limits the payment of cash dividends on the Company’s common stock to 25% of net income for the period from December 2001 through November 30, 2004. In addition, the Company had $3,775,000 in letters of credit outstanding under other letters of credit facilities.

In February 2003, the Company executed an amendment to its bank credit facility and the compression equipment leases that we entered into in 1999 and 2000. The amendment, which was effective December 31, 2002, modifies certain financial covenants to allow the Company greater flexibility in accessing the capacity under the bank credit facility to support our short-term liquidity

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

needs. In addition, at the higher end of our permitted consolidated leverage ratio, the amendment would increase the commitment fee under the bank credit facility by 0.125% and increase the interest rate margins used to calculate the applicable interest rates under all of the agreements by up to 0.75%. Any increase in the Company’s interest cost as a result of the amendment will depend on our consolidated leverage ratio at the end of each quarter, the amount of indebtedness outstanding and the interest rate quoted for the benchmark selected by us. As part of the amendment, we granted the lenders under these agreements a security interest in the inventory, equipment and certain other property of Hanover and its domestic subsidiaries, and pledged 66% of the equity interest in certain of Hanover’s foreign subsidiaries. In consideration for obtaining the amendment, we agreed to pay approximately $1.8 million to the lenders under these agreements. We also agreed to a restriction on our capital expenditures during 2003, which under the agreement cannot exceed $200,000,000.

In March 2001, the Company issued $192,000,000 principal amount of 4.75% convertible senior notes due 2008 (see Note 15).

In connection with the POI Acquisition on August 31, 2001, the Company issued a $150,000,000 subordinated acquisition note to Schlumberger, which matures December 15, 2005. Interest on the note accrues and is payable-in-kind at the rate of 8.5% annually for the first six months after issuance and periodically increases in increments of 1% to 2% per annum to a maximum interest rate 42 months after issuance of 15.5%. In the event of an event of default under the note, interest will accrue at a rate of 2% above the then applicable rate. The note is subordinated to all of the Company’s indebtedness other than indebtedness to fund future acquisitions. In the event that the Company completes an offering of equity securities, the Company is required to apply the proceeds of the offering to repay amounts outstanding under the note as long as no default exists or would exist under our other indebtedness as a result of such payment.

In November 2002, the Company increased its ownership in Bellel to 51%. (See Note 2). Belleli has financed its growth through the factoring of its receivables. Such factoring is typically short term in nature and at December 31, 2002 bore interest at a weighted average rate of 3.3%. In addition, Belleli has revolving credit facilities of $11,964,000 at December 31, 2002 at a weighted average rate of 3.0% which expire in 2003 and are secured by letters of credit issued by Hanover of $6,717,000.

Maturities of long-term debt at December 31, 2002 are (in thousands): 2003—$33,741; 2004—$160,194; 2005—$167,734; 2006—$549; 2007—$186; and $192,540 thereafter.

12.    Leasing Transactions

The Company has entered into five transactions involving the sale of equipment by Hanover and its subsidiaries to special purpose entities, which in turn lease the equipment back to us. At the time, these transactions had a number of advantages over other sources of capital then available to the Company. The sale and leaseback transactions (1) enabled Hanover to affordably extend the duration of its financing arrangements, (2) reduced Hanover’s cost of capital and (3) provided access to a source of capital other than traditional bank financing.

Prior to the first sale and leaseback transaction in 1998, the Company financed growth in compression assets by drawing down on our bank credit facility with a commercial bank. While highly flexible and well priced, the line of credit represented a short term funding strategy to finance long-term

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

assets. Sale and leaseback transactions can reduce refinancing risk by extending the duration of our capital commitments.

Sale and leaseback transactions also provided capital to the Company at a lower cost compared to other sources then available to us. Lenders to the special purpose entities do not require as high a rate of interest because their capital risk is mitigated by a perfected, first priority security interest in the compression equipment, as well as a residual value guarantee provided by us. This had the effect of reducing our leasing expense relative to an unsecured borrowing rate. The Company will continue to evaluate sale-leaseback transactions as well as consider other forms of financing for cost effectiveness as future capital needs arise.

The Company believes that the sale and leaseback transactions represent a source of capital in addition to the commercial bank financing traditionally utilized by the Company. This diversification of the Company’s capital sources has broadened its access to capital to allow it to expand operations.

In August 2001 and in connection with the POI Acquisition, we completed two sale and leaseback transactions involving certain compression equipment. Concurrent with these transactions, we exercised our purchase option under our July 1998 operating lease for $200,000,000. Under one transaction, we received $309,300,000 proceeds from the sale of compression equipment. Under the second transaction, we received $257,750,000 from the sale of additional compression equipment. Both transactions are recorded as a sale and leaseback of the equipment and are recorded as operating leases. Under the first transaction, the equipment was sold and leased back by us for a seven year period and will continue to be deployed by us in the normal course of our business. The agreement calls for semi-annual rental payments of approximately $12,750,000 in addition to quarterly rental payments of approximately $215,000. Under the second transaction, the equipment was sold and leased back by us for a ten year period and will continue to be deployed by us in the normal course of our business. The agreement calls for semi-annual rental payments of approximately $10,938,000 in addition to quarterly rental payments of approximately $188,000. We have options to repurchase the equipment under certain conditions as defined by the lease agreements. Through December 31, 2002, we incurred transaction costs of approximately $18,607,000 related to these transactions. These costs are included in intangible and other assets and are being amortized over the respective lease terms.

In October 2000, we completed a $172,589,000 sale and leaseback of compression equipment. In March 2000, we entered into a separate $200,000,000 sale and leaseback of compression equipment. Under the March agreement, we received proceeds of $100,000,000 from the sale of compression equipment at the first closing in March 2000 and in August 2000, we completed the second half of the equipment lease and received an additional $100,000,000 for the sale of additional compression equipment. In June 1999 and in July 1998, we completed two other separate $200,000,000 sale and leaseback transactions of compression equipment. Under the lease agreements, the equipment was sold and leased back by us for a five year term and will be utilized by us in the normal course of our business. We have options to repurchase the equipment under the 2000 and 1999 leases as defined under certain conditions by the lease agreements. The lease agreements call for variable quarterly payments that fluctuate with the London Interbank Offering Rate and have covenant restrictions similar to our bank credit facility. We incurred an aggregate of approximately $7,470,000 in transactions costs for the leases entered into in 2000 and 1999 which are included in intangible and other assets on the balance sheet and are being amortized over the respective lease terms of the respective transactions.

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

The following table summarizes the proceeds, net book value of equipment sold, deferred gain on equipment sale, the residual guarantee (maximum exposure to loss) and the lease termination date for equipment leases (in thousands of dollars):

Lease	Sale Proceeds	Net Book Value	Deferred Gain	Residual Value Guarantee	Lease Termination Date
June 1999	$200,000	$166,356	$33,644	$166,000	June 2004
March and August 2000	200,000	166,922	33,078	166,000	March 2005
October 2000	172,589	155,692	16,897	142,299	October 2005
August 2001	309,300	306,034	3,266	232,000	September 2008
August 2001	257,750	235,877	21,873	175,000	September 2011

These transactions are recorded as a sale and leaseback of the equipment and the leases are treated as operating leases. We made guarantees under the lease agreements that are due upon termination of the leases and which may be satisfied by a cash payment or the exercise of our equipment purchase options under the terms of the lease agreements. The residual value guarantees and other lease terms which are based on negotiation between Hanover and third party lessors, were supported by equipment appraisals and analysis. We believe that the market value of the equipment at the end of the lease will exceed the guaranteed residual values due to our predictive and preventive maintenance programs, routine overhaul practices and the expected demand for compression equipment in the future. We review the value of the equipment whenever events or circumstances indicate that a decrease in market value may have occurred as a result of foreseeable obsolescence or a decrease in market demand. If the fair value of the equipment was less than the guaranteed residual value, we would accrue additional lease expense for the amount that would be payable upon termination of the lease. All gains on the sale of the equipment are deferred until the end of the respective lease terms. Should we not exercise our purchase options under the lease agreements, the deferred gains will be recognized to the extent they exceed any final rent payments and any other payments required under the lease agreements.

As a result of the lease transactions, we incurred approximately $94,751,000, $70,435,000, and $45,484,000 in lease expense for the years ended December 31, 2002, 2001 and 2000, respectively. The following future minimum lease payments are due under the leasing arrangements exclusive of any final rent payments or purchase option payments (in thousands): 2003—$83,703; 2004—$76,418; 2005—$62,332; 2006—$48,987; 2007—$48,987; and $100,537 thereafter.

In connection with the compression equipment leases entered into in August 2001, the Company was obligated to prepare registration statements and complete an exchange offering to enable the holders of the notes issued by the lessors to exchange their notes with notes which are registered under the Securities Act of 1933. Because of the restatement of our financial statements, the exchange offering was not completed pursuant to the time line required by the agreements, the Company was required to pay additional lease expense in the amount equal to $105,600 per week until the exchange offering was completed. The additional lease expense began accruing on January 28, 2002 and increased the Company’s lease expense by $5,067,000 during 2002. The registration statements became effective in February 2003. The exchange offer was completed and the requirement to pay the additional lease expense ended on March 13, 2003.

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

In February 2003, we executed an amendment to our bank credit facility and the compression equipment leases entered into in 1999 and 2000. (See Note 11.)

13.    Income Taxes

The components of income (loss) from continuing operations before income taxes were as follows (in thousands):

	Years ended December 31,
	2002	2001	2000
		Restated	Restated
Domestic	$(115,733)	$62,128	$54,684
Foreign	23,314	49,872	20,264

	$(92,419)	$112,000	$74,948

The provision for (benefit from) income taxes from continuing operations consisted of the following (in thousands):

	Years ended December 31,
	2002	2001	2000
		Restated	Restated
Current tax provision (benefit):
Federal	$(9,551)	$1,136	$2,048
State	(227)	560	449
Foreign	11,243	10,474	(2,561)

Total current	1,465	12,170	(64)

Deferred tax provision (benefit):
Federal	(10,738)	25,085	16,284
State
Foreign	(8,303)	5,133	11,598

Total deferred	(19,041)	30,218	27,882

Total provision for (benefit from) income taxes	$(17,576)	$42,388	$27,818

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

The provision for (benefit from) income taxes for 2002, 2001 and 2000 resulted in effective tax rates of 19.0%, 37.8% and 37.1%, respectively. The reasons for the differences between these effective tax rates and the U.S. statutory rate of 35% are as follows (in thousands):

	Years ended December 31,
	2002	2001	2000
		Restated	Restated
Federal income tax at statutory rate	$(32,347)	$39,200	$26,231
State income taxes, net of federal benefit	(148)	364	291
Foreign effective rate/U.S. rate differential (including foreign valuation allowances)	(8,020)	(2,775)	(64)
U.S. impact of foreign operations, net of federal benefit	7,894	3,458	1,305
Nondeductible goodwill	10,117	1,118	875
U.S. valuation allowance	2,609	—	—
Other, net	2,319	1,023	(820)

	$(17,576)	$42,388	$27,818

Deferred tax assets (liabilities) are comprised of the following (in thousands):

	December 31,
	2002	2001
		Restated
Deferred tax assets:
Net operating losses	$157,928	$64,787
Investment in joint ventures	11,208	—
Inventory	7,097	3,039
Alternative minimum tax credit carryforward	5,351	15,152
Derivative instruments	9,656	6,452
Accrued liabilities	13,478	3,980
Intangibles	15,297	316
Other	9,003	9,387

Gross deferred tax assets	229,018	103,113
Valuation allowance	(23,371)	—

	205,647	103,113

Deferred tax liabilities:
Property, plant and equipment	(313,483)	(263,108)
Other	(4,636)	(5,497)

Gross deferred tax liabilities	(318,119)	(268,605)

	$(112,472)	$(165,492)

The Company has U.S. net operating loss carryforwards at December 31, 2002 of approximately $381,000,000 expiring in 2006 to 2022. At December 2002, the Company has an alternative minimum tax credit carryforward of approximately $5,351,000 that does not expire. At December 31, 2002, the Company has approximately $70,200,000 of net operating loss carryforwards in certain non-U.S.

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

jurisdictions. Of these, approximately $1,400,000 have no expiration date, and the remaining $68,800,000 will expire in future years through 2011. A valuation allowance has been provided, primarily for net operating loss carryforwards that are not expected to be utilized. The valuation allowance increased by $20,762,000 due to current year losses in non-U.S. tax jurisdictions with short net operating loss carryforward periods, including Argentina and Venezuela.

In 2001, the Company recorded approximately $35,212,000 of additional deferred income tax liability resulting from the 2001 acquisition transactions. (See Note 2.)

The Company has not recorded a deferred income tax liability for additional income taxes that would result from the distribution of earnings of its foreign subsidiaries if they were actually repatriated. The Company intends to reinvest the undistributed earnings of its foreign subsidiaries indefinitely.

14.    Mandatorily Redeemable Convertible Preferred Securities

In December 1999, the Company issued $86,250,000 of unsecured Mandatorily Redeemable Convertible Preferred Securities (the “Convertible Preferred Securities”) through Hanover Compressor Capital Trust, a Delaware business trust and wholly-owned finance subsidiary of the Company. The Convertible Preferred Securities have a liquidation amount of $50 per unit. The Convertible Preferred Securities mature in 30 years but the Company may redeem them partially or in total any time on or after December 20, 2002. The Convertible Preferred Securities also provide for annual cash distributions at the rate of 7.25%, payable quarterly in arrears; however, payments may be deferred up to 20 quarters subject to certain restrictions. The Company recorded approximately $6,253,000, during 2002, 2001 and 2000, for distributions related to Convertible Preferred Securities, which are included as a component of interest expense in the accompanying consolidated statement of operations. Each Convertible Preferred Security is convertible into 2.7972 shares of Hanover common stock, subject to certain conditions. The Company has fully and unconditionally guaranteed the Convertible Preferred Securities. The Company incurred approximately $3,587,000 in transaction costs that are included in other assets, and recorded $121,000, $120,000 and $116,000 of amortization for December 31, 2002, 2001 and 2000, respectively. The transaction costs are being amortized over the term of the Convertible Preferred Securities. The fair value of the Convertible Preferred Securities is approximately $62,963,000 at December 31, 2002.

15.    Common Stockholders’ Equity

Convertible Senior Notes Offering

In March 2001, the Company issued $192,000,000 principal amount of 4.75% convertible senior notes due 2008. The notes mature on March 15, 2008 and are subject to call beginning on March 15, 2004. The notes are convertible into shares of the Company’s common stock at a conversion price of approximately $43.94 per share. In addition, the Company may decrease the conversion price by any amount for any period of time, subject to approval by the Board of Directors and within the terms of the indenture. The Company received approximately $185,537,000 of proceeds from the sale, net of underwriting and offering costs. The fair value of the convertible senior notes is approximately $153,696,000 at December 31, 2002.

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

Stock Offerings

In March 2001, the Company completed a public offering of 2,500,000 newly issued shares of the Company’s common stock. The Company realized approximately $83,850,000 of proceeds from the offering, net of underwriting and offering costs.

In May 2000, the Company completed a private placement of 2,000,000 newly issued shares of common stock to an institutional investor for cash of $59,400,000, net of offering costs.

Stock Split

In June 2000, the Company completed a 2-for-1 stock split effected in the form of a 100% stock dividend. All common stock, additional paid-in capital and earnings per common share information have been restated for all periods presented to reflect this stock split. In addition, the Board of Directors approved an increase of authorized shares of common stock to 200,000,000.

Notes Receivable-Employee Stockholders

Under various stock purchase plans, the Company’s employees were eligible to purchase shares of Hanover stock at fair market value in exchange for cash and/or notes receivable. The notes are collateralized by the common stock and the general credit of the employee, bear interest at a prime rate, and are generally payable on demand or at the end of a four-year period. The notes were recorded as a reduction of common stockholders’ equity. Due to the decline in the price of the Company’s stock which secured a portion of the notes, during 2002, the Company recorded a reserve for these notes receivable.

Other

As of December 31, 2002, warrants to purchase approximately 4,000 shares of common stock at $.005 per share were outstanding. The warrants expire in August 2005.

See Note 2 for a description of other common stock transactions.

16.    Stock Options

The Company has employee stock option plans that provide for the granting of options to purchase common shares. The options are generally issued with an exercise price equal to the fair market value on the date of grant and are exercisable over a ten-year period. Options granted typically vest over a three to four year period. No compensation expense related to stock options was recorded in 2002, 2001 and 2000.

In April 2002, the Company granted 151,048 restricted shares of our common stock to certain employees as part of an incentive compensation plan. The restricted stock grants vest equally over four years. As of December 31, 2002, 142,630 restricted shares were outstanding under the plan. We will recognize compensation expense equal to the fair value of the stock at the date of grant over the vesting period related to these grants. During 2002, we recognized $423,000 in compensation expense related to these grants.

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

In June 2000, the Company purchased APSI, which had existing stock option programs in place. The Company converted the outstanding APSI stock options into the Company’s stock options as of the purchase date at a conversion ratio equal to the exchange ratio under the merger agreement. As a result, 127,813 options were converted at a weighted-average per share exercise price of approximately $12.88. Approximately 60,307 of the options vested on the date of closing of the APSI acquisition with the remaining options vesting at varying dates through 2003.

The following is a summary of stock option activity for the years ended December 31, 2002, 2001 and 2000:

	Shares	Weighted average price per share
Options outstanding, December 31, 1999	8,797,004	$6.24
Options granted	—	—
APSI acquisition	127,813	12.88
Options canceled	(11,562)	9.78
Options exercised	(994,572)	3.68

Options outstanding, December 31, 2000	7,918,683	6.63
Options granted	43,575	25.00
Options canceled	(47,622)	12.48
Options exercised	(250,161)	9.12

Options outstanding, December 31, 2001.	7,664,475	6.62
Options granted	1,497,706	13.35
Options canceled	(261,323)	10.29
Options exercised	(1,422,850)	4.69

Options outstanding, December 31, 2002.	7,478,008	8.21

The following table summarizes significant ranges of outstanding and exercisable options at December 31, 2002:

	Options outstanding			Options exercisable
Range of exercise prices	Shares	Weighted average remaining life in years	Weighted average exercise price	Shares	Weighted average exercise price
$0.00-2.50	2,086,918	2.4	$2.25	2,086,918	$2.25
$2.51-5.00	506,387.8		2.94	506,387	2.94
$5.01-7.50	142,724	3.2	5.84	142,724	5.84
$7.51-10.00	3,192,051	5.0	9.77	2,741,051	9.75
$10.01-12.50	296,213	6.5	12.17	250,713	12.50
$12.51-15.00	970,005	8.6	14.51	118,723	14.50
$15.01-17.50	175,000	9.3	17.29	—	—
$17.51-20.00	14,000	9.3	18.43	—	—
$20.01-22.50	30,145	2.2	20.09	—	—
$22.51-25.00	64,565	8.6	25.00	6,911	25.00

	7,478,008			5,853,427

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

The weighted-average fair value at date of grant for options where the exercise price equals the market price of the stock on the grant date was $13.35 and $25.00 per option during 2002 and 2001, respectively.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. The Company did not grant any stock options in 2000. The fair value of options at date of grant was estimated using the Black-Scholes model with the following weighted average assumptions:

	2002	2001	2000
Expected life	6 years	6 years	N/A
Interest rate	4.4%	4.0%	N/A
Volatility	39.3%	35.4%	N/A
Dividend yield	0%	0%	N/A

See Note 1 for stock based compensation proforma impact on net income.

17.    Benefit Plans

The Company’s 401(k) retirement plan provides for optional employee contributions up to the IRS limitation and discretionary employer matching contributions. The Company recorded matching contributions of $1,472,000, $1,062,000, and $594,000 during the years ended December 31, 2002, 2001 and 2000, respectively.

18.    Related Party and Certain Other Transactions

Transactions with GKH Entities

The Company and GKH Partners, L.P. (“GKH”) are parties to a stockholders agreement that provides, among other things, for GKH Investments, L.P.’s rights of visitation and inspection and the Company’s obligation to provide Rule 144A information to prospective transferees of the Common Stock.

GKH and other stockholders (collectively, the “Holders”) who, as of December 31, 2002, together beneficially own approximately 11% of the outstanding Common Stock, are, together with the Company, parties to a Third Amended Registration Rights Agreement dated December 5, 1995 (the “GKH Rights Agreement”). The GKH Rights Agreement generally provides that if the Company proposes to register shares of its capital stock or any other securities under the Securities Act of 1933, then upon the request of those Holders owning in the aggregate at least 2.5% of the Common Stock (the “Registrable Securities”) then held by all of the Holders, the Company will use its reasonable best efforts to cause the Registrable Securities so requested by the Holders to be included in the applicable registration statement, subject to underwriters’ cutbacks. The Company is required to pay all

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

registration expenses in connection with registrations of Registrable Securities effected pursuant to the GKH Rights Agreement.

William S. Goldberg, who was at the time a Managing Director of GKH Partners, acted as Chief Financial Officer of the Company during 2001 and into 2002 and served as Vice Chairman of the Board beginning in February 2002. Mr. Goldberg resigned as Chief Financial Officer in February 2002 and resigned as Vice Chairman of the Board and as a member of the Board in August 2002. Mr. Goldberg did not receive cash remuneration from the Company. The Company did reimburse GKH Partners for certain travel and related expenses incurred by Mr. Goldberg in connection with his efforts on the Company’s behalf.

GKH has advised the Company that it is in the process of dissolving and “winding up” its affairs. On November 12, 2002, GKH informed the Company that GKH has advised its limited partners that it is extending the wind-up process of the partnership for an additional twelve months from January 25, 2003 until January 25, 2004. On December 3, 2002, GKH, as nominee for GKH Private Limited, and GKH Investments, L.P. made a partial distribution of 10,000,000 shares out of a total of 18,274,795 shares held by GKH to its limited and general partners. As part of the wind-up process, GKH may liquidate or distribute substantially all of its assets, including the remaining shares of the Common Stock owned by GKH, to its partners.

In August 2001, Hanover paid a $4,650,000 fee to GKH as payment for services rendered in connection with Hanover’s acquisition of POI and related assets. Pursuant to an agreement with GKH which provides for compensation to GKH for services, Hanover paid a management fee of $45,000 per month from November 2001 until terminated February 2002.

Hanover leases certain compression equipment to an affiliate of Cockrell Oil and Gas, LP, which was owned 50% by GKH until January 2001. The lease is on a month-to-month basis. For the years ended 2001 and 2000, approximately $76,000 and $228,540 respectively, was billed under the lease.

Transactions with Schlumberger Entities

In August 2001, the Company purchased Production Operators Corporation and related assets (the “POI Acquisition”) from the Schlumberger Companies (as defined below). Schlumberger Limited (Schlumberger Limited and the Schlumberger Companies, collectively are referred to as “Schlumberger”) owns, directly or indirectly, all of the equity of the Schlumberger Companies. Pursuant to the Lock-Up, Standstill and Registration Rights Agreement, dated as of August 31, 2001 (the “Schlumberger Rights Agreement”), between Schlumberger Technology Company, Camco International Inc., Schlumberger Surenco, S.A., Schlumberger Oilfield Holdings Limited, Operational Services, Inc. (collectively, the “Schlumberger Companies”) and Hanover, Hanover granted to each of the Schlumberger Companies certain registration rights in connection with shares of the Common Stock received by the Schlumberger Companies as consideration in the POI acquisition (the “Hanover Stock”). The registration rights granted to the Schlumberger Companies include (i) the right, subject to certain restrictions, to register the Hanover Stock in any registration of securities initiated by Hanover within the period of time beginning on the third anniversary of the date of the Schlumberger Rights Agreement and ending on the tenth anniversary of the date of the Schlumberger Rights Agreement (such period of time, the “Registration Period”), and (ii) the right, subject to certain restrictions, to demand up to five registrations of the Hanover Stock within the Registration Period. Hanover is

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

required to pay all registration expenses in connection with registrations of Hanover Stock pursuant to the Schlumberger Rights Agreement. For a period of three years from the date of the Schlumberger Rights Agreement, the Schlumberger Companies are prohibited from, directly or indirectly, selling or contracting to sell any of the Hanover Stock. The Schlumberger Rights Agreement also provides that none of the Schlumberger Companies shall, without Hanover’s written consent, (i) acquire or propose to acquire, directly or indirectly, greater than twenty-five percent (25%) of the shares of Hanover common stock, (ii) make any public announcement with respect to, or submit a proposal for, any extraordinary transaction involving Hanover, (iii) form or join in any group with respect to the matters set forth in (i) above, or (iv) enter into discussions or arrangements with any third party with respect to the matters set forth in (i) above.

Schlumberger has the right under the POI purchase agreement, so long as Schlumberger owns at least 5% of the Common Stock and subject to certain restrictions, to nominate one representative to sit on our Board of Directors. In August 2001, Schlumberger designated Mr. René Huck, a Vice President of Schlumberger Ltd., as a nominee to serve on our Board of Directors. Schlumberger has advised the Company that it will not designate a nominee for 2003 and thus Mr. Huck will not stand for re-election. For the years ended December 31, 2002, 2001 and 2000, Hanover generated revenues of approximately $6,034,000, $1,379,000 and $918,000 in business dealings with Schlumberger. In addition, Hanover made purchases of equipment and services of approximately $7,599,000 from Schlumberger during 2002.

As part of the purchase agreement entered into with respect to the POI Acquisition, the Company was required to make a payment of up to $58,000,000 plus interest from the proceeds of and due upon the completion of a financing of PIGAP II, a South American joint venture acquired by Hanover from Schlumberger. (See Note 8.) Because the joint venture failed to execute the financing on or before December 31, 2002, the Company had the right to put its interest in the joint venture back to Schlumberger in exchange for a return of the purchase price allocated to the joint venture, plus the net amount of any capital contributions by the Company to the joint venture. In January 2003, the Company exercised its right to put its interest in the joint venture back to Schlumberger. If not exercised, the put right would have expired as of February 1, 2003. The consummation of the transfer of the Company’s interest in the joint venture back to Schlumberger is subject to receipt of necessary consents. Hanover is currently in discussions with Schlumberger to explore the possibility of entering into a new agreement under which Hanover would retain the 30% ownership interest in the joint venture. In light of the ongoing discussions between Hanover and Schlumberger relating to the put, the parties agreed to postpone the closing date of the transfer to no later than May 31, 2003.

In connection with the POI Acquisition, the Company issued a $150,000,000 subordinated acquisition note to Schlumberger, which matures December 15, 2005. Interest on the subordinated acquisition note accrues and is payable-in-kind at the rate of 8.5% annually for the first six months after issuance and periodically increases in increments of 1% to 2% per annum to a maximum interest rate 42 months after issuance of 15.5%. In the event of an event of default under the subordinated acquisition note, interest will accrue at a rate of 2% above the then applicable rate. The subordinated acquisition note is subordinated to all of the Company’s indebtedness other than certain indebtedness to fund future acquisitions. In the event that the Company completes an offering of equity securities, the Company is required to apply the proceeds of the offering to repay amounts outstanding under the subordinated acquisition note as long as no default exists or would exist under the Company’s other indebtedness as a result of such payment.

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

In August 2001, the Company entered into a five-year strategic alliance with Schlumberger intended to result in the active support of Schlumberger in fulfilling certain of our business objectives. The principal components of the strategic alliance include (1) establishing the Company as Schlumberger’s most favored supplier of compression, natural gas treatment and gas processing equipment worldwide, (2) Schlumberger’s coordination and cooperation in further developing the Company’s international business by placing Hanover personnel in Schlumberger’s offices in six top international markets and (3) providing the Company with access to consulting advice and technical assistance in enhancing its field automation capabilities.

Other Related Party Transactions

In January 2002, Hanover advanced cash of $100,000 to Robert O. Pierce, Senior Vice President – Manufacturing and Procurement, in return for a promissory note. The note bore interest at 4.0%, matured on September 30, 2002, and was unsecured. On September 18, 2002, the Board of Directors approved the purchase of 30,054 shares of Hanover common stock from Mr. Pierce at $9.60 per share for a total of $288,500. The price per share was determined by reference to the closing price quoted on the New York Stock Exchange on September 18, 2002. The Board of Directors determined to purchase the shares from Mr. Pierce because it was necessary for him to sell shares to repay his loan with the Company as well as another outstanding loan. The loans matured during a blackout period under our insider trading policy and therefore Mr. Pierce could not sell shares of Hanover stock in the open market to repay the loans. Mr. Pierce’s loan from the Company was repaid in full in September 2002.

During 2001, the Company sold equipment totaling approximately $12,004,000 to an affiliate of Enron Capital and Trade Resources Corp. During 2001, the Company learned that Enron had sold its investment in the Company’s stock and thus is no longer a related party to the Company.

In exchange for notes, Hanover has loaned approximately $8,922,000 to employees, some of who were subject to margin calls, which together with accrued interest were outstanding as of December 31, 2002. In December 2002, Hanover’s Board of Directors eliminated the practice of extending loans to employees and executive officers and there are no loans outstanding with any current executive officer of the Company. Due to the decline in Hanover’s stock price and other collectibility concerns, the Company has recorded a charge in other expense to reserve $6,021,000 for non-executive officer loans.

Ted Collins, Jr., a Director of the Company owns 100% of Azalea Partners, which in turn owns 13% of Energy Transfer Group, LLC (“ETG”). The Company owns a 10% interest in ETG and ETG owns a 1% interest in Energy Transfer Hanover Ventures, LP, (“Energy Ventures”) a subsidiary of the Company. The Company advanced working capital to ETG in 2002, for certain costs incurred by ETG for the performance of services relating to Energy Ventures’ power generation business. During the fiscal year ended December 31, 2002, the largest aggregate amount advanced under this arrangement was $400,000. The advances do not bear interest. At December 31, 2002, the Company had $400,000 in advances outstanding to ETG. In 2002, ETG billed the Company $1,899,000 for services rendered to reimburse ETG for expenses incurred on behalf of Energy Ventures during the year. In 2002, the Company recorded sales of approximately $470,000 related to equipment leases and parts sales to ETG.

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

In connection with the restatements announced by the Company in 2002, certain officers and directors have been named as defendants in putative stockholder class actions, stockholder derivative actions and have been involved with the investigation being conducted by the Staff of the Securities and Exchange Commission. Pursuant to the indemnification provisions of the Company’s articles of incorporation and bylaws, the Company has advanced legal fees to certain employees, officers and directors involved in these proceedings. In this connection, expenses incurred on behalf of indemnified officers and directors during 2002 total $999,000. Of this amount $392,000 was incurred on behalf of a former officer and director, William S. Goldberg; $375,000 was incurred on behalf of former officers Michael J. McGhan, Charles D. Erwin and Joe C. Bradford; $149,000 was incurred on behalf of directors Ted Collins, Jr., Robert R. Furgason, René Huck, Melvyn N. Klein, Michael A. O’Connor, and Alvin V. Shoemaker, who were serving during 2001; and $83,000 was incurred on behalf of directors I. Jon Brumley, Victor E. Grijalva, and Gordon T. Hall.

Transactions with Former Executive Officers

Michael J. McGhan. Mr. McGhan served as Chief Executive Officer and President of the Company since October 1991 and served as a director of the Company since March 1992. Mr. McGhan also served as an officer and director of certain Hanover subsidiaries during his tenure. Mr. McGhan resigned from all positions held with the Company on August 1, 2002. In 2001, the Company advanced cash of $2,200,000 to Mr. McGhan, in return for promissory notes. The notes bear interest at 4.88%, mature on April 11, 2006, and are collateralized by personal real estate and Hanover common stock with full recourse. 411,914 shares of Hanover Common Stock owned by Mr. McGhan are held secured as collateral for this $2,200,000 loan. In January 2002, the Company advanced additional cash of $400,000 to Mr. McGhan in return for a promissory note. The note bore interest at 4.0% and was repaid in full in September 2002. Set forth below is information concerning the indebtedness of Mr. McGhan to Hanover as of December 31, 2002, 2001, and 2000.

Year	Aggregate Note Principal Amount Outstanding at Period End	Largest Note Principal Amount Outstanding during each Period	Weighted Average Rate of Interest at Period End
2002	$2,200,000	$2,600,000	4.88%
2001	$2,200,000	$2,200,000	4.88%
2000	$—	$—	—

On July 29, 2002, the Company purchased 147,322 shares of the Common Stock from Mr. McGhan for $8.96 per share for a total of $1,320,000. The price per share was determined by reference to the closing price quoted on the New York Stock Exchange on July 29, 2002. The Board of Directors determined to purchase the shares from Mr. McGhan because he was subject to a margin call during a blackout period under the Hanover insider trading policy, and therefore, could not sell such shares to the public to cover the margin call without being in violation of the policy.

On August 1, 2002, the Company entered into a Separation Agreement with Mr. McGhan. The agreement sets forth a mutual agreement to sever the relationships between Mr. McGhan and Hanover, including the employment relationships of Mr. McGhan with Hanover and its affiliates. In the agreement, the parties also documented their understandings with respect to: (i) the posting of

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

additional collateral by Mr. McGhan to secure repayment of loans owed by Mr. McGhan to Hanover; and (ii) certain waivers and releases by Mr. McGhan. In the agreement, Mr. McGhan made certain representations as to the status of the outstanding loans payable by Mr. McGhan to Hanover, the documentation for the loans and the enforceability of his obligations under the loan documents. The loans were not modified and must be repaid in accordance with their original terms. In addition, the agreement provided that Mr. McGhan may exercise his vested stock options pursuant to the post-termination exercise periods set forth in the applicable plan. Since the date of the agreement, Mr. McGhan has exercised all such vested stock options and the net shares from such exercise have been posted as collateral for his outstanding indebtedness to the Company. In addition, Mr. McGhan agreed, among other things, not to compete with Hanover and not to solicit Hanover employees or customers under terms described in the agreement for a period of twenty-four months after the effective date of the agreement. In consideration for this non-compete/non-solicitation agreement, Hanover agreed to pay Mr. McGhan $33,333 per month for a period of eighteen months after the effective date of the agreement.

Charles D. Erwin. Mr. Erwin served as Chief Operating Officer of the Company since April 2001 and served as Senior Vice President—Sales and Marketing since May 2000. Mr. Erwin resigned from these positions on August 2, 2002. In 2000, the Company advanced $824,087 to Mr. Erwin in return for a promissory note. In 2002 and 2001, according to the terms of the original note, the Company recorded compensation expense and forgave $207,382 and $145,118 of such indebtedness (which included $42,565 and $62,709 of accrued interest), respectively. The balance of the loan was repaid in full by Mr. Erwin in December 2002. Set forth below is information concerning the indebtedness of Mr. Erwin to Hanover as of December 31, 2001, 2001 and 2000:

Year	Aggregate Note Principal Amount Outstanding at Period End	Largest Note Principal Amount Outstanding during each Period	Weighted Average Rate of Interest at Period End
2002	$—	$631,800	4.3%
2001	$631,800	$769,148	4.8%
2000	$769,148	$824,087	9.5%

On August 2, 2002, the Company entered into a Separation Agreement with Mr. Erwin. The agreement sets forth a mutual agreement to sever the relationships between Mr. Erwin and Hanover, including the employment relationships of Mr. Erwin with Hanover and its affiliates. In the agreement, the parties also documented their understandings with respect to: (i) the posting of additional collateral by Mr. Erwin to secure repayment of an outstanding loan owed by Mr. Erwin to Hanover; (ii) certain waivers and releases by Mr. Erwin; and (iii) the payment of a reasonable and customary finders fee for certain proposals brought to Hanover’s attention by Mr. Erwin during the twenty-four month period after the effective date of the agreement. In the agreement, Mr. Erwin has made certain representations as to the status of an outstanding loan payable by Mr. Erwin to Hanover, the documentation for the loan and the enforceability of the his obligations under the loan documents. The loan was not modified and as noted above this note was repaid in full in December 2002. In addition, the agreement provides that Mr. Erwin may exercise his vested stock options pursuant to the post-termination exercise periods set forth in the applicable plan. Since the date of the agreement, Mr. Erwin has exercised all such vested stock options. Mr. Erwin’s non-vested stock options were forfeited as of August 2, 2002. In addition,

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

Mr. Erwin agreed, among other things, not to compete with Hanover and not to solicit Hanover employees or customers under terms described in the agreement for a period of twenty-four months after the effective date of the agreement. In consideration for this non-compete/non-solicitation agreement, Hanover agreed to pay Mr. Erwin $20,611 per month for a period of eighteen months after the effective date of the agreement.

Joe C. Bradford. In August 2002, our Board of Directors did not reappoint Mr. Bradford to the position of Senior Vice President—Worldwide Operations Development, which he held since May 2000. On September 27, 2002, Mr. Bradford resigned his employment with Hanover. In 2000, the Company advanced $764,961 to Mr. Bradford in return for a promissory note that matures in June 2004. In 2002 and 2001, according to the terms of the note, the Company recorded compensation expense and forgave $192,504 and $134,706 of such indebtedness (which included $39,512 and $58,210 of accrued interest), respectively. Set forth below is information concerning the indebtedness of Mr. Bradford to Hanover as of December 31, 2002, 2001 and 2000:

Year	Aggregate Note Principal Amount Outstanding at Period End	Largest Note Principal Amount Outstanding during each Period	Weighted Average Rate of Interest at Period End
2002	$535,473	$579,845	4.3%
2001	$579,845	$706,022	4.8%
2000	$706,022	$764,961	9.5%

19.    Commitments and Contingencies

Rent expense, excluding lease payments for the leasing transactions described in Note 12, for 2002, 2001 and 2000 was approximately $4,142,000, $4,008,000, and $2,159,000 respectively. Commitments for future minimum rental payments exclusive of those disclosed in Note 12 under noncancelable operating leases with terms in excess of one year at December 31, 2002 are (in thousands): 2003—$4,947; 2004—$4,000; 2005—$2,617; 2006—$590; 2007—$94 and $131 thereafter.

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

Hanover has issued the following guarantees which are not recorded on the Company’s Consolidated Balance Sheet:

	Term	Maximum Potential Undiscounted Payments as of December 31, 2002
		(in thousands)
Indebtedness of non-consolidated affiliates:
Simco/Harwat Consortium (1)	2003	$13,188
El Furrial (1)	2013	43,512

Other:
Leased compression equipment residual value	2004-2011	881,299
Performance guarantees through letters of credit (2)	2003-2007	14,635
Standby letters of credit	2003-2004	42,035
Bid bonds and performance bonds (2)	2003-2007	72,341

		$1,067,010

(1)	The Company has guaranteed the debt within this non-consolidated affiliate up to the Company’s ownership percentage in such affiliate. (See Note 8).
(2)	The Company has issued guarantees to third parties to ensure performance of its obligations some of which may be fulfilled by third parties.

As part of the POI acquisition, as of December 31, 2002 we were required to pay up to $58.0 million to Schlumberger from the proceeds of the financing of PIGAP II, a South American joint venture, a minority interest of which was acquired by Hanover in the acquisition of POI. Because the joint venture failed to execute the financing on or before December 31, 2002, we had the right to put our interest in the joint venture back to Schlumberger in exchange for a return of the purchase price allocated to the joint venture, plus the net amount of any capital contributions by Hanover to the joint venture. In January 2003, we exercised our right to put our interest in the joint venture back to Schlumberger. If not exercised, the put right would have expired as of February 1, 2003. The consummation of the transfer of Hanover’s interest in the joint venture back to Schlumberger is subject to certain consents. Hanover is currently in discussions with Schlumberger to explore the possibility of entering into a new agreement under which Hanover would retain the 30% ownership interest in the joint venture. In light of the ongoing discussions between Hanover and Schlumberger relating to the put, the parties have agreed to postpone the closing date to no later than May 31, 2003. At December 31, 2002, the Company expected the $58,000,000 obligation together with accrued interest to be paid in 2003, this obligation is recorded in accrued liabilities in the accompanying balance sheet. The purchase price is also subject to a contingent payment by Hanover to Schlumberger based on the realization of certain tax benefits by Hanover over the next 15 years.

Commencing in February 2002, approximately 15 putative securities class action lawsuits were filed against us and certain of our officers and directors in the United States District Court for the Southern District of Texas. These class actions have been consolidated into one case, Pirelli Armstrong Tire Corporation Retiree Medical Benefits Trust, On Behalf of Itself and All Others Similarly Situated, Civil Action No. H-02-0410, naming as defendants Hanover Compressor Company, Mr. Michael J. McGhan, Mr. William S. Goldberg and Mr. Michael A. O’Connor. The plaintiffs in these

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

securities actions purport to represent purchasers of our common stock during various periods ranging from May 15, 2000 through January 28, 2002. The complaints assert various claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and seek unspecified amounts of compensatory damages, interest and costs, including legal fees. The court entered an order appointing Pirelli Armstrong Tire Corporation Retiree Medical Benefits Trust and others as lead plaintiffs on January 7, 2003 and appointed Milberg, Weiss, Bershad, Hynes & Lerach LLP as lead counsel. A consolidated amended complaint is currently due to be filed on or before April 7, 2003.

Commencing in February 2002, four derivative lawsuits were filed in the United States District Court for the Southern District of Texas, two derivative lawsuits were filed in state district court for Harris County, Texas (one of which was nonsuited and the second of which was removed to Federal District Court for the Southern District of Texas) and one derivative lawsuit was filed in the Court of Chancery for the State of Delaware in and for New Castle County. These derivative lawsuits, which were filed by certain of our shareholders purportedly on behalf of the Company, allege, among other things, that our directors breached their fiduciary duties to shareholders and seek unspecified amounts of damages, interest and costs, including legal fees. The derivative actions in the United States District Court for the Southern District of Texas were consolidated on August 19 and August 26, 2002. With that consolidation, the currently pending derivative lawsuits are:

Plaintiff	Defendants	Civil Action No.	Court	Date Instituted
Harbor Finance Partners, derivatively on behalf of Hanover Compressor Company	Michael J. McGhan, William S. Goldberg, Ted Collins, Jr., Robert R. Furgason, Melvyn N. Klein, Michael A. O’Connor, and Alvin V. Shoemaker, Defendants and Hanover Compressor Company, Nominal Defendant	H-02-0761	United States District Court for the Southern District of Texas	03/01/02

Coffelt Family, LLC, derivatively on behalf of Hanover Compressor Company	Michael A. O’Connor, Michael J. McGhan, William S. Goldberg, Ted Collins, Jr., Melvyn N. Klein, Alvin V. Shoemaker, and Robert R. Furgason, Defendants and Hanover Compressor Company, Nominal Defendant	19410-NC	Court of Chancery for the State of Delaware State Court in New Castle County	02/15/02

Motions are currently pending for appointment of lead counsel in the consolidated derivative actions in the Southern District of Texas. Currently, the Company will be required to file an answer or otherwise move with respect to the derivative action filed in Delaware by May 3, 2003. The Board of Directors has formed a Special Litigation Committee to address the issues raised by the derivative suits. Subject to the work of that Committee and its instructions, we intend to defend these cases vigorously.

The putative class action securities lawsuit and the derivative lawsuits are at an early stage. Consequently, it is premature at this time to predict liability or to estimate the damages, or the range of damages, if any, that we might incur in connection with such actions. An adverse outcome in these actions could have a material adverse effect on our business, consolidated financial condition, results of operations or cash flows.

On November 14, 2002, the Securities and Exchange Commission issued a Formal Order of Private Investigation relating to the matters involved in the restatements of our financial statements.

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

We are cooperating fully with the Fort Worth District Office staff of the Securities and Exchange Commission. It is too soon to determine whether the outcome of this investigation will have a material adverse effect on our business, consolidated financial condition, results of operations or cash flows.

In January 24, 2003, Plumbers & Steamfitters, Local 137 Pension Fund and John Petti filed a putative securities class action against PricewaterhouseCoopers LLP, which is Hanover’s auditor. The alleged class is all persons who purchased the equity or debt securities of Hanover Compressor Company or its affiliates from March 8, 2000 through and including October 23, 2002. On February 13, 2003, the court consolidated this action with Civil Action No. H-02-0410.

On March 26, 2003, Ann Angleopoulos filed a putative class action against Hanover, Michael McGhan, Michael O’Conner, Chad Deaton and other purportedly unknown defendants. The alleged class is comprised of persons who between November 8, 2000 and the present participated in or were beneficiaries of The Hanover Companies Retirement and Savings Plan, which was established by Hanover pursuant to Section 401(k) of the United States Internal Revenue Code of 1986, as amended. The purported class action seeks relief under the Employee Retirement Income Security Act based upon Hanover’s and the individual defendants’ alleged mishandling of the Company’s 401(k) Plan. The Company has not yet been served with the complaint in this action.

As of December 31, 2002, the Company has paid approximately $7,734,000 in legal related expenses in connection with the internal investigations, the putative class action securities lawsuits, the derivative lawsuits and the Securities and Exchange Commission investigation. Of this amount, the Company has paid approximately $999,000 on behalf of officers and directors in connection with the above-named proceedings. The Company intends to pay the litigation costs of its officers and directors, subject to the limitations imposed by Delaware law and the Company’s certificate of incorporation and bylaws. The Company expects to be reimbursed for all or a portion of these litigation expenses from the Company’s directors’ and officers’ insurance policies.

In the ordinary course of business the Company is involved in various other pending or threatened legal actions, including environmental matters. While management is unable to predict the ultimate outcome of these actions, it believes that any ultimate liability arising from these actions will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows. (See Note 26.)

20.    Accounting for Derivatives

We adopted SFAS 133, as amended by SFAS 137 and SFAS 138, effective January 1, 2001. SFAS 133 requires that all derivative instruments (including certain derivative instruments embedded in other contracts) be recognized in the balance sheet at fair value, and that changes in such fair values be recognized in earnings unless specific hedging criteria are met. Changes in the values of derivatives that meet these hedging criteria will ultimately offset related earnings effects of the hedged item pending recognition in earnings. Prior to 2001, we entered into two interest rate swaps which were outstanding at December 31, 2002 with notional amounts of $75,000,000 and $125,000,000 and strike rates of 5.51% and 5.56%, respectively. These swaps were to expire in July 2001; however, they were extended for an additional two years at the option of the counterparty and now expire in July 2003. The difference paid or received on the swap transactions is recorded as an accrued lease liability and is recognized in leasing expense. On January 1, 2001, in accordance with the transition provisions of

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

SFAS 133, we recorded a loss resulting from the cumulative effect of an accounting change in the statement of operations of approximately $164,000, net of tax benefit of $89,000. During the year ended December 31, 2002 and 2001, we recognized an unrealized gain of approximately $3,245,000 and an additional unrealized loss of approximately $7,596,000, respectively, related to the change in the fair value of these interest rate swaps, which are included as a component of leasing expense in the accompanying consolidated statement of operations, because these swaps did not meet the specific hedge criteria as a result of the counterparty’s option to extend the interest rate swaps. Further, management decided not to designate the interest rate swaps as hedges at the time they were extended by the counterparty. At December 31, 2002, we recorded approximately $4,606,000 in accrued liabilities with respect to the fair value adjustment related to these interest rate swaps. The fair value of these interest rate swaps will fluctuate with changes in interest rates over their remaining terms and the fluctuations will be recorded in the statement of income.

During the second quarter of 2001, we entered into three additional interest rate swaps to convert variable lease payments under certain lease arrangements to fixed payments as follows:

Lease	Maturity Date	Strike Rate	Notional Amount
March 2000	3/11/05	5.2550%	$100,000,000
August 2000	3/11/05	5.2725%	$100,000,000
October 2000	10/26/05	5.3975%	$100,000,000

These three swaps, which we have designated as cash flow hedging instruments, meet the specific hedge criteria and any changes in their fair values have been recognized in other comprehensive income. During the year ended December 31, 2002 and 2001, we recorded a loss of approximately $13,640,000 and $9,343,000 million, respectively, net of tax of $4,774,000 and $3,270,000 with respect to these three swaps, in other comprehensive income. As of December 31, 2002, a total of approximately $11,476,000 was recorded in accrued current liabilities and approximately $11,507,000 in other long-term liabilities with respect to the fair value adjustment related to these three swaps.

The counterparties to the interest rate swap agreements are major international financial institutions. We continually monitor the credit quality of these financial institutions and do not expect non-performance by any counterparty, although such non-performance could have a material adverse effect on us.

21.    New Accounting Pronouncements

In June 2001, the FASB issued SFAS 143, Accounting for Obligations Associated with the Retirement of Long-Lived Assets (“SFAS 143”). SFAS 143 establishes the accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. This statement is effective for Hanover on January 1, 2003. The Company is currently assessing the new standard and does not believe it will have a material impact on its consolidated results of operations, cash flows or financial position.

In August 2001, the FASB issued SFAS 144. The new rules supersede SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of (“SFAS 121”). The new rules retain many of the fundamental recognition and measurement provisions of SFAS 121, but significantly change the criteria for classifying an asset as held-for-sale. SFAS 144 is effective for fiscal

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

years beginning after December 15, 2001. The Company has adopted the new standard, which had no material effect on its consolidated results of operations, cash flows or financial position.

In April 2002, the FASB issued SFAS 145, Rescission of FASB Statements 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections (“SFAS 145”). The Statement updates, clarifies and simplifies existing accounting pronouncements. Provisions of SFAS 145 related to the rescission of Statement 4 are effective for us on January 1, 2003. The provisions of SFAS 145 related to SFAS 13 are effective for transactions occurring after May 15, 2002. The Company has adopted the provisions of the new standard related to SFAS 13, which had no material effect on its consolidated results of operations, cash flows or financial position.

In June 2002, the FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities (“SFAS 146”), which addresses accounting for restructuring and similar costs. SFAS 146 supersedes previous accounting guidance, principally Emerging Issues Task Force Issue (“EITF”) No. 94-3. We will adopt the provision of SFAS 146 for restructuring activities initiated after December 31, 2002. SFAS 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF No. 94-3, a liability for an exit cost was recognized at the date of the commitment to an exit plan. SFAS 146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly, SFAS 146 may affect the timing of recognizing future restructuring costs as well as the amounts recognized.

In November 2002, the EITF reached a consensus on Issue No. 00-21 (EITF 00-21), Revenue Arrangements with Multiple Deliverables. EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities. EITF 00-21 will be effective for interim periods beginning after June 15, 2003. The Company is currently evaluating the impact of adoption of EITF 00-21 on its financial position and results of operations.

In November 2002, the FASB issued Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, which clarifies disclosure and recognition/measurement requirements related to certain guarantees. The disclosure requirements are effective for financial statements issued after December 15, 2002 and the recognition/measurement requirements are effective on a prospective basis for guarantees issued or modified after December 31, 2002. The Company has adopted the disclosure provisions which are included within these financials and is currently evaluating the impact of adoption of the recognition and measurement provisions of FIN 45 on its financial position and results of operations.

In December 2002, the FASB issued Statement of SFAS 148, Accounting for Stock-Based Compensation—Transition and Disclosure (“SFAS 148”). SFAS 148 amends SFAS 123, Accounting for Stock-Based Compensation (“SFAS 123”), to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The Company has

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

adopted the disclosure provisions which are included within these financials and is currently evaluating the impact of adoption of SFAS 148 on its financial position and results of operations.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an interpretation of ARB 51”. The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (“variable interest entities” or “VIEs”) and how to determine when and which business enterprise should consolidate the VIE (the “primary beneficiary”). FIN 46 applies to an entity in which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. FIN 46 will require us to include in our consolidated financial statements the special purpose entities that lease compression equipment to us beginning in July 2003. If these special purpose entities had been consolidated in Hanover’s financial statements as of December 31, 2002, Hanover would add approximately $1,031,000,000 in compressor equipment and approximately $1,140,000,000 in debt to its balance sheet and reverse $109,000,000 of deferred gains that were recorded on its balance sheet as a result of the sale and leaseback transactions. In addition, Hanover would record depreciation expense on the compression equipment for prior periods (net of tax) as part of the cumulative effect of the adoption of FIN 46 and would record depreciation expense in future periods. The Company is currently evaluating the impact of recording depreciation for prior periods. After the adoption of FIN 46, the Company estimates that it will record approximately $20,000,000 per year in additional depreciation expense on its leased compression equipment.

22.    April 2002 Restatement

In conjunction with a review of our joint ventures and other transactions conducted by counsel under the direction of the Audit Committee in early 2002, the Company determined to restate its financial statements for the year ended December 31, 2000. See Note 23 for information regarding the further restatement of the 2000 consolidated financial statements.

The transactions involved in the April 2002 restatement, which are detailed further below are: (i) the Cawthorne Channel project in Nigeria initially conducted through the Hampton Roads Shipping Investors II, L.L.C. joint venture; (ii) the acquisition of two compressors in a non-monetary exchange transaction; (iii) a compressor sale transaction; and (iv) the sale of a turbine engine. The impact of the restatement for the year ended December 31, 2000 is summarized below:

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

	As Filed (1)	Cawthorne Channel Project in Nigeria/Hampton Roads Joint Venture	Acquisitions of Compressors In Non-Monetary Exchange	Compressor Sale Transaction	Sale of Turbine Engine	Restated (1)
	(in thousands except per share amounts)
Revenues:
Rentals	$254,515	$—	$—	$—	$—	$254,515
Parts, service and used equipment	133,340	—	—	(12,004)	(7,500)	113,836
Compressor fabrication	96,838	(6,568)	—	—	—	90,270
Production and processing equipment fabrication	88,572	(9,451)	—	—	—	79,121
Gain on sale of other assets	5,743	—	(2,225)	—	—	3,518
Gain on change in interest in non-consolidated affiliate	864	—	—	—	—	864
Other	4,768	—	—	—	—	4,768

Total revenues	584,640	(16,019)	(2,225)	(12,004)	(7,500)	546,892

Expenses:
Rentals	87,992	—	—	—	—	87,992
Parts, service and used equipment	94,106	—	—	(7,954)	(6,194)	79,958
Compressor fabrication	81,996	(5,242)	—	—	—	76,754
Production and processing equipment fabrication	69,281	(6,597)	—	—	—	62,684
Selling, general and administrative	51,742	26	—	—	—	51,768
Depreciation and amortization	52,188	—	—	—	—	52,188
Lease expense	45,484	—	—	—	—	45,484
Interest expense	14,836	212	—	—	—	15,048

Total expenses	497,625	(11,601)	—	(7,954)	(6,194)	471,876

Income (loss) from continuing operations before income taxes	87,015	(4,418)	(2,225)	(4,050)	(1,306)	75,016
Provision for (benefit from) income taxes	32,309	(1,644)	(827)	(1,507)	(486)	27,845

Income (loss) from continuing operations	54,706	(2,774)	(1,398)	(2,543)	(820)	47,171
Income (loss) from discontinued operations	3,993	—	—	—	—	3,993

Net income (loss)	$58,699	$(2,774)	$(1,398)	$(2,543)	$(820)	$51,164

Basic earnings per common share:
Income from continuing operations	$0.89					$0.77
Income from discontinued operations	0.06					0.06

Net income	$0.95					$0.83

Diluted earnings per common share:
Income from continuing operations	$0.82					$0.71
Income from discontinued operations	0.06					0.06

Net income	$0.88					$0.77

(1)	As reclassified for 2002 presentation, see Note 3 for a discussion of discontinued operations.

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

Cawthorne Channel Project in Nigeria/Hampton Roads Joint Venture

Cawthorne Channel is a project to build, own and operate barge-mounted gas compression and gas processing facilities to be stationed in a Nigerian coastal waterway as part of the performance of a contract between Global Energy and Refining Ltd. (“Global”) and Shell Petroleum Development Company of Nigeria Limited, the Nigerian operating unit of The Royal/Dutch Shell Group (“Shell”). The Company entered into a contract with Global in June 1999 to fabricate and lease facilities to Global to assist Global in fulfilling its obligations under its contract with Shell. Subsequently, the Company acquired 1,000,000 shares of preferred stock in Global in settlement of a $1.1 million debt owed by Global to the Company.

In September 2000, the Company and an unrelated third party formed a joint venture known as Hampton Roads Shipping Investors II, L.L.C. (“Hampton Roads”) which was to own the gas processing facilities and lease them to Global. The Company held a 25% interest in Hampton Roads, and the third party held the remaining 75% interest. The Company’s initial capital contribution to Hampton Roads was $1,250,000 and the third party’s initial capital contribution was $3,750,000. The Company entered into a turnkey construction contract with Hampton Roads to fabricate the barges for the Cawthorne Channel project for $51,000,000. The barges were to be used pursuant to a 10-year contract with Shell to commence September 30, 2001. During the first quarter of 2001, the scope of the project was reduced requiring less costly gas processing facilities of approximately $43,000,000 and the contract term was extended to 15 years with a projected start date of September 2003. Since the lease had not started yet, the Company recorded no income attributable to its equity ownership in the venture.

The Company accounted for the work performed under the turnkey construction contract using the percentage of completion method of accounting, and recorded 75% of the revenue and net income, based on the third party’s ownership share of Hampton Roads. Based upon the discovery of a commitment by the Company to loan Hampton Roads up to $43,500,000 for the purpose of paying the balance of the turnkey construction contract and a guarantee by the Company to refund the capital contributed by the third party should certain conditions not be met, the Company concluded that it had retained substantial risk of ownership with respect to the third party’s interest. Accordingly, the Company determined to treat the project as if the Company had owned 100% of the project from its inception and reversed the revenue and net income previously recognized.

In February 2002, the Company purchased the 75% interest in Hampton Roads that it did not own. The Company now owns 100% of the venture and will recognize the rental revenues pursuant to its contract with Global once startup begins.

Acquisition of Compressors In Non-Monetary Exchange

In the third quarter of 2000, the Company acquired two compressors in a non-monetary exchange transaction with an independent oil and gas producer. In the transaction, the Company acquired the two compressors in exchange for certain gas reservoir rights that the Company had obtained in settlement of a payment default by one of its customers. The Company accounted for the transaction as an exchange of non-monetary assets and recorded $2,225,000 in revenue and pre-tax income in 2000. In 2002, the Company discovered that it had made certain guarantees with respect to the performance of the oil and gas reservoir rights. Therefore, the Company concluded that the earnings process was not complete in the third quarter of 2000 and that the Company retained an ongoing risk

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

of not recovering the fair value of the compressors received in exchange for the oil and gas properties. Based on this analysis, the Company restated its financial results for the third quarter of 2000 to reverse the $2,225,000 in revenue it had originally recognized on the transaction.

Compressor Sale Transaction

The Company sold 33 gas compressors to a gas pipeline system then controlled by Enron for $12,004,000 pursuant to invoices issued in December 2000. The Company recorded $4,050,000 of pre-tax income from the transaction in the fourth quarter of 2000. In January 2001, the Company entered into an agreement with its customer to provide transition services and settle claims between the parties arising from the operation of the compressors prior to their sale. The agreement also provided for the issuance of a bill of sale. Upon further evaluation of the transaction, the Company determined to recognize revenue and net income in January 2001 when the bill of sale was issued.

Sale of Turbine Engine

In the fourth quarter of 2000, the Company entered the non-oil field power generation market to take advantage of rising electricity demand and purchased used turbines to carry out this effort. In connection with this effort, the Company agreed to sell a turbine to a third party on extended credit and recognized revenues of $7,500,000 and $1,306,000 of pre-tax income in the fourth quarter of 2000. In early 2001, the third party assigned their interest in the turbine to another unrelated third party. The Company was ultimately paid for the turbine in December 2001. Based on the information provided to the Company at the time of the April 2002 restatement, the Company determined that revenue should have been recognized for this transaction in the fourth quarter of 2001 when payment was received and collectability was assured. As a result of the discovery of new information, the Company determined to restate the sale of the turbine engine recorded in the fourth quarter of 2001. See Sale and Purchase of Turbine Engine in Note 23.

Reclassification

The Company determined that the deferred gain related to the 1999 and 2000 leases was calculated in error. A reclassification between property, plant and equipment and other liabilities has been made to correct this matter. This reclassification had no impact on net income.

23.    November 2002 Restatement

In October 2002, a special committee of the Board of Directors together with the Audit Committee of the Board and company management, aided by outside legal counsel, completed an extensive investigation of transactions recorded during 2001, 2000 and 1999, including those transactions restated by the Company in April 2002 (see Note 22). As a result of this investigation, the Company determined, to restate its financial results further for the years ended 2001 and 2000 and 1999.

The transactions involved in the November 2002 restatement, which are detailed below, are: (i) sale of compression and production equipment; (ii) a delay penalty; (iii) a turbine sale and purchase; (iv) an agreement to provide technical assistance to an Indonesian company; (v) a scrap sale transaction; (vi) the sale of certain used compression equipment; and (vii) the recording of pre-acquisition revenues associated with a business acquired by Hanover. In addition, the Company restated the following transactions by reversing their impact from the quarter originally recorded in 2000 and recording them in a subsequent quarter of 2000: (i) the sale of an interest in a power plant in Venezuela; (ii) an agreement to provide services to a company ultimately acquired by Hanover; and (iii) the sale of four used compressors. These three transactions are not reflected in the tables below because they had no impact on the overall financial results for 2001 or 2000.

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

The impact of the November 2002 restatement for the year ended December 31, 2000 is summarized below:

	As Filed April 2002(1)	Indonesia Technical Assistance Revenue	Scrap Sale Transaction	Sale of Used Compression Equipment	Pre- Acquisition Revenue	Sale Of Compression And Production Equipment	Delay Penalty	Restated(1)
	(in thousands, except per share amounts)
Revenues:
Rentals	$254,515	$(678)	$—	$—	$—	$—	$—	$253,837
Parts, service and used equipment	113,836	—	—	—	—	(310)	—	113,526
Compressor fabrication	90,270	—	—	—	—	—	—	90,270
Production and processing equipment fabrication	79,121	—	—	—	—	—	—	79,121
Equity in income of non-consolidated affiliates	3,518	—	—	—	—	—	—	3,518
Gain on change in interest in non-consolidated affiliate	864	—	—	—	—	—	—	864
Other	4,768	—	—	—	—	—	920	5,688

Total revenues	546,892	(678)	—	—	—	(310)	920	546,824

Expenses:
Rentals	87,992	—	—	—	—	—	—	87,992
Parts, service and used equipment	79,958	—	—	—	—	—	—	79,958
Compressor fabrication	76,754	—	—	—	—	—	—	76,754
Production and processing equipment fabrication	62,684	—	—	—	—	—	—	62,684
Selling, general and administrative	51,768	—	—	—	—	—	—	51,768
Depreciation and amortization	52,188	—	—	—	—	—	—	52,188
Lease expense	45,484	—	—	—	—	—	—	45,484
Interest expense	15,048	—	—	—	—	—	—	15,048

Total expenses	471,876	—	—	—	—	—	—	471,876

Income (loss) from continuing operations before income taxes	75,016	(678)	—	—	—	(310)	920	74,948
Provision for (benefit from) income taxes	27,845	(258)	—	—	—	(118)	349	27,818

Income (loss) from continuing operations	47,171	(420)	—	—	—	(192)	571	47,130

Income (loss) from discontinued operations, net of tax	3,993	—	(434)	(372)	(678)	—	—	2,509

Net income (loss)	$51,164	$(420)	$(434)	$(372)	$(678)	$(192)	$571	$49,639

Basic earnings per common share:
Income from continuing operations	$0.77							$0.76
Income from discontinued operations	0.06							0.04

Net income	$0.83							$0.80

Diluted earnings per common share:
Income from continuing operations	$0.71							$0.71
Income from discontinued operations	0.06							0.04

Net income	$0.77							$0.75

(1)	As reclassified for 2002 presentation, see Note 3 for a discussion of discontinued operations.

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

The impact of the November 2002 restatement for the year ended December 31, 2001 is summarized below:

	As Filed April 2002 (1)	Turbine Sale and Purchase	Indonesia Technical Assistance Revenue	Overstatement of Mark to Market Expense	Scrap Sale Transaction	Sale Of Compression And Production Equipment	Restated (1)
	(in thousands, except per share amounts)
Revenues:
Rentals	$400,776	$—	$—	$—	$—	$—	$400,776
Parts, service and used equipment	222,648	(7,500)	(276)	—	—	—	214,872
Compressor fabrication	223,519	—	—	—	—	—	223,519
Production and processing equipment fabrication	184,040	—	—	—	—	—	184,040
Equity in income of non-consolidated affiliates	9,350	—	—	—	—	—	9,350
Other	8,403	—	—	—	—	—	8,403

Total	1,048,736	(7,500)	(276)	—	—	—	1,040,960

Expenses:
Rentals	140,998	—	—	—	—	—	140,998
Parts, service and used equipment	158,607	(6,194)	(428)	—	—	716	152,701
Compressor fabrication	188,122	—	—	—	—	—	188,122
Production and processing equipment fabrication	147,824	—	—	—	—	—	147,824
Selling, general and administrative	92,172	—	—	—	—	—	92,172
Depreciation and amortization	88,823	—	—	—	—	—	88,823
Lease expense	79,274	—	—	(1,243)	—	—	78,031
Interest expense	23,904	—	—	—	—	—	23,904
Foreign currency translation	6,658	—	—	—	—	—	6,658
Other	9,727	—	—	—	—	—	9,727

Total expenses	936,109	(6,194)	(428)	(1,243)	—	716	928,960

Income (loss) from continuing operations before income taxes	112,627	(1,306)	152	1,243	—	(716)	112,000
Provision for (benefit from) income taxes	42,627	(496)	58	472	—	(273)	42,388

Income (loss) from continuing operations	70,000	(810)	94	771	—	(443)	69,612
Income from discontinued operations net of taxes	2,801	—	—	—	164	—	2,965

Net income (loss) before cumulative effect of accounting change	72,801	(810)	94	771	164	(443)	72,577
Cumulative effect of accounting change for derivative instruments, net of income tax	(164)	—	—	—	—	—	(164)

Net income (loss)	$72,637	$(810)	$94	$771	$164	$(443)	$72,413

Basic earnings per common share:
Income from continuing operations	$0.96						$0.96
Income from discontinued operations	0.04						0.04

Net income	$1.00						$1.00

Diluted earnings per common share:
Income from continuing operations	$0.92						$0.91
Income from discontinued operations	0.03						0.03

Net income	$0.95						$0.94

(1)	As reclassified for 2002 presentation, see note 3 for a discussion of discontinued operations.

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

	As filed	Restatement Items	Restated
	(in thousands)
Inventory	$216,405	$(750)	$215,655
Property, plant and equipment, net	1,153,691	(2,178)	1,151,513
Goodwill, net	245,478	(3,300)	242,178
Intangible and other assets	79,615	(962)	78,653
Total assets	2,272,966	(7,190)	2,265,776
Other liabilities	131,519	(1,243)	130,276
Deferred income taxes	167,704	(2,212)	165,492
Total liabilities	1,143,513	(3,455)	1,140,058
Retained earnings	223,997	(3,735)	220,262
Total liabilities and common stockholders’ equity	2,272,966	(7,190)	2,265,776

Sale of Compression and Production Equipment

In the fourth quarter of 1999, the Company recorded three transactions totaling $4,170,000 in revenue from the sale of used compression and production equipment. An additional $310,000 in revenue was recorded on one of the transactions in the second quarter of 2000. Based on further evaluation of the terms of the three transactions, the Company determined that the sales were consignment sales and should not have recognized revenue or income on these transactions. The receivables recorded by the Company in 1999 in two of the transactions were cleared in 2000 when the Company purchased the buyer of the compression and production equipment in business acquisition transactions. The Company ultimately repurchased the equipment sold in the third transaction back from the buyer. In the second quarter of 2001, the Company resold a portion of the compression equipment originally recorded as sold in 1999 and should have recorded an additional $716,000 pre-tax expense on the sale.

Delay Penalty

In July 1999, the Company entered into a Contract Gas Processing Master Equipment and Operating Agreement (the “Agreement”) with a customer. The customer failed to satisfy certain conditions of the Agreement for which it later agreed to pay up to $1,100,000 as a delay penalty. The Company and the customer executed an addendum to the original Agreement effective February 25, 2000 whereby the customer acknowledged the amount of penalty that would be paid. In 1999, the Company recognized and recorded $920,000 of this penalty as revenue. The Company determined that the penalty should not have been recognized until it had executed the addendum to the Agreement in February 2000. Later in 2000, the Company entered into a Stock Issuance Agreement with the customer whereby the Company purchased an equity interest in the customer in exchange for the amount the customer owed to the Company for the delay payment.

Turbine Engine Sale and Purchase

As described in Note 22 under the heading “Sale of Turbine Engine” above, in the fourth quarter of 2000, the Company entered into an agreement to sell a turbine to a third party. In the April 2002 restatement, based on information provided to the Company at that time, the Company restated the

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

transaction to recognize the $7,500,000 in revenue in the fourth quarter of 2001, when full payment was received. Through the Company’s subsequent investigation, it discovered that in the fourth quarter of 2001, the Company purchased an interest in a turbine engine package from a third party for $8,000,000. The third party was the same entity that had ultimately purchased the Company’s turbine engine. Based upon an evaluation of this new information, the Company has determined to account for these transactions as a non-monetary exchange, rather than a sale and purchase transaction. Accordingly, the revenue and related expense which was recorded in the fourth quarter of 2001 was reversed.

Indonesian Technical Assistance Revenue

In the second quarter of 2000, the Company entered into an agreement to provide technical assistance services to an independent oil and gas producer in Indonesia. Under the agreement, the Company purchased for $1.1 million an option to acquire a controlling interest in the Indonesian company as well as certain inventory. Based on the agreement, the Company recognized revenue of $378,000 in the first quarter of 2000, $300,000 in the second quarter of 2000, $138,000 in the second quarter of 2001, and $138,000 in the third quarter of 2001. The Company has determined, following a review of the transaction, that the payments made to the Company are more properly characterized as a return of the Company’s investment in the option rather than as payments for the provision of services. Accordingly, the Company determined that the payments received from the Indonesian company should be recorded as a return of investment in the option instead of revenue.

Overstatement of Mark to Market Expense

In the fourth quarter of 2001, the Company overstated by $1,243,000 the mark to market expense related to its interest rate swaps that are recorded in other expense.

Scrap Sale Transaction

In the third quarter of 2000, the Company recorded $700,000 of revenue from the sale of scrap inventory to an independent salvage metal company, pursuant to invoices issued in September 2000. Based upon the evaluation of when the scrap inventory was delivered and paid for in connection with this transaction, the Company has determined that no revenue should have been recorded in 2000 and that it should have recognized $264,000 in revenue on this transaction in the fourth quarter of 2001. Accordingly, the $700,000 of revenue was reversed in 2000.

Sale of Used Compression Equipment

In the fourth quarter of 2000, the Company recognized $1,500,000 in revenue and $1,200,000 in pre-tax income from the sale of used compression equipment by a Company subsidiary. The compression equipment was acquired as a result of the acquisition of a subsidiary by the Company less than six months prior to the sale of the equipment. Upon further evaluation of the transaction, the Company determined that the compression equipment should have been valued at $900,000 (instead of $300,000) in the allocation of the purchase price and the gain on the sale should be reduced by $600,000 with a corresponding adjustment made to reduce goodwill.

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

Pre-Closing Revenue

In the second quarter of 2000, the Company completed negotiations for the acquisition of used equipment companies. The Company entered into acquisition agreements with effective dates of June 1, 2000 which were not completed until July 2000. The Company recorded $2,085,000 in revenue and $965,000 in pre-tax income in the second quarter of 2000 and $442,000 in revenue and $128,000 in pre-tax income in the third quarter of 2000, reflecting the results of the acquired entities for the period between the effective date of the acquisitions and the closing of the acquisitions. Upon further evaluation of this matter, the Company determined that these pre-closing results should not have been recorded.

Power Plant Sale

In the second quarter of 2000, the Company sold a 25% interest in a Venezuelan power plant to Energy Transfer Group, LLC (“ETG”) in an exchange of non similar assets. The Company accounted for the transaction as a sale and recorded a gain on sale of other assets of $1,250,000 in the second quarter of 2000. In 2000, the Company and ETG also discussed the possible purchase by the Company of an interest in a power generation facility in Florida with the Company making a payment toward that purchase in the second quarter of 2000. In the fourth quarter of 2000, these discussions resulted in the purchase by Hanover of a 10% interest in ETG. Upon further evaluation of this transaction, the Company determined that the revenue and pre-tax income from the exchange of the interest in the Venezuelan power plant should be moved from the second quarter of 2000 to the fourth quarter of 2000 to align with the completion of the exchange.

Management Fee Transaction

In the second quarter of 2000 the Company recorded $450,000 in revenue for management services provided to Ouachita Energy Corporation, a compression services company, pursuant to an invoice dated June 30, 2000. In the third quarter of 2000, the Company reversed the revenue, because the management fee was not agreed to by both parties until the fourth quarter of 2000. Upon further evaluation of the transaction, the Company determined that the reversal of revenue should have occurred in the second quarter of 2000.

Compressor Sale Transaction

In connection with the sale of four compressors, the Company recorded revenue of $1,486,000 and pre-tax income of $1,081,000 in the first quarter of 2000, and revenue of $750,000 and pre-tax income of $468,000 in the third quarter of 2000. Based upon further examination of the transaction, the Company has determined that it should have recognized the income from this transaction in the fourth quarter of 2000, when title to the equipment was transferred, rather than in the first and third quarters of 2000.

24.    Subsequent Events

In January 2003, we exercised our right to put our interest in the PIGAP II joint venture (See Note 8) back to Schlumberger. If not exercised, the put right would have expired as of February 1, 2003. The consummation of the transfer of Hanover’s interest in PIGAP II back to Schlumberger is subject to certain consents. Hanover is currently in discussions with Schlumberger to explore the

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

possibility of entering into a new agreement under which Hanover would retain the 30% ownership interest PIGAP II. In light of the ongoing discussions between Hanover and Schlumberger relating to the put, the parties have agreed to postpone the closing date to no later than May 31, 2003.

In February 2003, the Company executed an amendment to its bank credit facility and certain compression equipment leases that we entered into in 1999 and 2000. (See Note 11.) The amendment, which was effective as of December 31, 2002, modified certain financial covenants to allow the Company greater flexibility in accessing the capacity under the bank credit facility to support its short-term liquidity needs. In addition, at the higher end of the Company’s permitted consolidated leverage ratio, the amendment would increase the commitment fee under the bank credit facility by 0.125% and increase the interest rate margins used to calculate the applicable interest rates under all of the agreements by up to 0.75%. Any increase in the Company’s interest costs as a result of the amendment will depend on the Company’s consolidated leverage ratio at the end of each quarter, the amount of indebtedness outstanding and the interest rate quoted for the benchmark selected by the Company. As part of the amendment, the Company granted the lenders under these agreements a security interest in the inventory, equipment and certain other property of Hanover and the Company’s domestic subsidiaries, and pledged 66% of the equity interest in certain of Hanover’s foreign subsidiaries. In consideration for obtaining the amendment, the Company agreed to pay approximately $1.8 million in fees to the lenders under these agreements.

25.    Industry Segments and Geographic Information

The Company manages its business segments primarily on the type of product or service provided. The Company has five principal industry segments: Rentals—Domestic, Rentals—International, Parts, Service and Used Equipment, Compressor Fabrication and Production and Processing Equipment Fabrication. The Rentals segments provide natural gas compression rental and maintenance services to meet specific customer requirements. The Compressor Fabrication Segment involves the design, fabrication and sale of natural gas compression units and accessories to meet unique customer specifications. The Production and Processing Equipment Fabrication Segment designs, fabricates and sells equipment utilized in the production of crude oil and natural gas.

The Company evaluates the performance of its segments based on segment gross profit. Segment gross profit for each segment includes direct operating expenses. Costs excluded from segment gross profit include selling, general and administrative, depreciation and amortization, leasing, interest, foreign currency translation distributions on mandatorily redeemable convertible preferred securities, change in value of derivative instruments, goodwill impairment, other expenses and income taxes. Amounts defined as “Other” include equity in income of nonconsolidated affiliates, results of other insignificant operations and corporate related items primarily related to cash management activities. Revenues include sales to external customers and intersegment sales. Intersegment sales are accounted for at cost, except for compressor fabrication sales which are accounted for on an arms length basis. Intersegment sales and any resulting profits are eliminated in consolidation. Identifiable assets are tangible and intangible assets that are identified with the operations of a particular segment or geographic region, or which are allocated when used jointly. Capital expenditures include fixed asset purchases.

No single customer accounts for 10% or more of the Company’s revenues for during any of the periods presented. One vendor accounted for approximately $41,200,000 of the Company’s purchases in 2000.

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

The following tables present sales and other financial information by industry segment and geographic region for the years ended December 31, 2002, 2001 and 2000.

Industry Segments

	Domestic rentals	International rentals	Parts, service and used equipment	Compressor fabrication	Production equipment fabrication	Other	Eliminations	Consolidated
	(in thousands of dollars)
2002:
Revenues from external customers	$328,600	$189,700	$223,845	$114,009	$149,656	$23,000	$—	$1,028,810
Intersegment sales	—	6,718	54,249	60,790	12,848	5,057	(139,662)	—

Total revenues	328,600	196,418	278,094	174,799	162,504	28,057	(139,662)	1,028,810
Gross profit	207,860	132,121	44,001	14,563	22,214	23,000	—	443,759
Identifiable assets	763,161	792,554	92,609	90,639	245,366	169,700	—	2,154,029
Capital expenditures	120,581	101,349	1,093	441	26,706	—	—	250,170
Depreciation and amortization	90,160	54,249	1,233	1,282	4,257	—	—	151,181
2001: (Restated)
Revenues from external customers	$269,679	$131,097	$214,872	$223,519	$184,040	$17,753	$—	$1,040,960
Intersegment sales	—	2,858	72,930	112,748	7,110	4,600	(200,246)	—

Total revenues	269,679	133,955	287,802	336,267	191,150	22,353	(200,246)	1,040,960
Gross profit	174,476	85,302	62,171	35,397	36,216	17,753	—	411,315
Identifiable assets	867,544	683,829	145,010	153,198	194,081	222,114	—	2,265,776
Capital expenditures	450,172	137,805	6,763	399	24,626	20,118	—	639,883
Depreciation and amortization	45,743	33,685	1,259	4,774	3,362	—	—	88,823
2000: (Restated)
Revenues from external customers	$172,517	$81,320	$113,526	$90,270	$79,121	$10,070	$—	$546,824
Intersegment sales	—	1,200	31,086	89,963	3,653	7,413	(133,315)	—

Total revenues	172,517	82,520	144,612	180,233	82,774	17,483	(133,315)	546,824
Gross profit	112,181	53,664	33,568	13,516	16,437	10,070	—	239,436
Identifiable assets	428,332	431,362	13,226	202,390	125,377	45,485	—	1,246,172
Capital expenditures	214,460	58,801	—	874	723	—	—	274,858
Depreciation and amortization	29,568	15,117	—	4,381	3,122	—	—	52,188

Geographic Data

	United States	International(1)	Consolidated
	(in thousands of dollars)
2002:
Revenues from external customers	$692,823	$335,987	$1,028,810
Identifiable assets	$1,068,003	$1,086,026	$2,154,029
2001: (Restated)
Revenues from external customers	$730,702	$310,258	$1,040,960
Identifiable assets	$1,319,084	$946,692	$2,265,776
2000: (Restated)
Revenues from external customers	$424,837	$121,987	$546,824
Identifiable assets	$760,105	$486,067	$1,246,172

(1)	International operations include approximately $104,043,000 and $77,171,000 of revenues and $430,989,000 and $467,801,000 of identifiable assets for 2002 and 2001, respectively, related to operations and investments in Venezuela. Approximately $141,008,000 and $152,443,000 of the identifiable assets in 2002 and 2001, respectively, relates to the joint ventures acquired in connection with the POI acquisition completed in August 2001. (See Note 8).

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

26.    Other Expense

Other expense during 2002 included $15,950,000 in charges for investments in four non-consolidated affiliates which have experienced a decline in value which we believe to be other than temporary, a $500,000 write off of a purchase option for an acquisition which was abandoned, a $8,454,000 write down of notes receivable and $2,703,000 in other non-operating costs. Included in the $8,454,000 write down of notes receivable is a $6,021,000 reserve established for loans to employees who are not executive officers.

Other expenses during 2001 were $9,727,000 which included a $2,750,000 bridge loan commitment fee associated with Hanover’s acquisition of POI, a $5,013,000 write down of an investment in Aurion, a $965,000 litigation settlement and $999,000 in other non-operating expenses.

27.    Restructuring, Impairment and Other Charges

During 2002, the Company recorded restructuring, impairment and other charges. Below is a summary of these pre-tax charges and the line on the Company’s Consolidated Statement of Operations which was impacted by the charges (in thousands):

Inventory reserves—(in Parts and service and used equipment expense)	$6,800
Severance and other charges (in Selling, general and administrative)	6,160
Write off of idle equipment and assets to be sold or abandoned (in Depreciation and amortization	34,485
Goodwill impairments	52,103
Non-consolidated affiliate write downs/charges (in Other expense)	15,950
Write down of discontinued operations	58,282
Note receivable reserves (in Other expense)	8,454
Write-off of abandoned purchase option (in Other expense)	500

$182,734

For a further description of these charges see Notes 3, 4, 6, 7, 8, 9 and 26.

HANOVER COMPRESSOR COMPANY

SELECTED QUARTERLY UNAUDITED FINANCIAL DATA

The table below sets forth selected unaudited financial information for each quarter of the two years:

	1st quarter	2nd quarter(1)	3rd quarter	4th quarter (2)(3)
	(in thousands, except per share amounts)
2002:
Revenue(4)	$255,526	$262,220	$249,367	$261,697
Gross profit(4)	108,756	110,108	117,993	106,902
Net income	5,034	(55,241)	9,059	(74,920)
Earnings per common and common equivalent share:
Basic	$0.06	$(0.70)	$0.11	$(0.93)
Diluted	$0.06	$(0.70)	$0.11	$(0.93)

2001: (Restated)
Revenue(4)	$222,786	$235,203	$274,720	$308,251
Gross profit(4)	89,132	92,549	109,251	120,383
Net income	19,809	20,752	19,848	12,004
Earnings per common and common equivalent share:
Basic	$0.30	$0.30	$0.27	$0.15
Diluted	$0.27	$0.28	$0.26	$0.14

(1)	During the second quarter of 2002, the Company recorded a $47,500,000 goodwill impairment, $6,000,000 write down of assets held for sale, a $6,100,000 inventory reserve, a $500,000 write off of a purchase option for an acquisition which was abandoned and $14,100,000 write down related to investments in certain non-consolidated affiliates.
(2)	The Company incurred other expenses during the fourth quarter of 2001 which included a $5,013,000 write down of an investment in Aurion, a $965,000 litigation settlement, and $999,000 in other non-operating expenses. In addition, the Company incurred a $5,511,000 translation loss related to its foreign operations, primarily in Argentina and Venezuela.
(3)	The Company incurred other expenses during the fourth quarter of 2002 which included a $8,454,000 write down of notes receivable and a $1,850,000 write off related to Aurion. In addition, during the fourth quarter of 2002, the Company recorded i) $52,282,000 pre-tax charge for the estimated loss in fair-value from the carrying value expected to be realized at the time of disposal of its discontinued operations; ii) $34,485,000 in additional impairment to reduce the carrying value of certain idle compression equipment that are being retired and the acceleration of depreciation related to certain plants and facilities expected to be sold or abandoned; iii) $4,603,000 goodwill impairment related to the Company’s pump division which is expected to be sold in 2003; and iv) $2,720,000 in employee separation costs.
(4)	Amounts reflect reclassifications for discontinued operations. (See Note 3).

HANOVER COMPRESSOR COMPANY

CONDENSED CONSOLIDATED BALANCE SHEET

(in thousands of dollars, except for par value and share amounts)

(unaudited)

	September 30, 2003	December 31, 2002
ASSETS
Current assets:
Cash and cash equivalents	$33,455	$19,011
Restricted cash—securities settlement escrow	29,581	—
Accounts receivable, net of allowance of $8,086 and $5,162	207,515	211,722
Inventory, net	158,571	166,004
Costs and estimated earnings in excess of billings on uncompleted contracts	60,275	57,346
Prepaid taxes	5,743	7,664
Assets held for sale	22,696	69,408
Other current assets	40,442	49,933

Total current assets	558,278	581,088
Property, plant and equipment, net	2,046,687	1,167,675
Goodwill, net	205,347	180,519
Intangible and other assets	62,340	74,058
Investments in non-consolidated affiliates	169,755	150,689

Total assets	$3,042,407	$2,154,029

LIABILITIES AND COMMON STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term debt	$40,551	$31,997
Current maturities of long-term debt	197,762	1,744
Accounts payable, trade	62,688	72,637
Accrued liabilities	150,100	189,639
Advance billings	28,794	36,156
Liabilities held for sale	957	22,259
Billings on uncompleted contracts in excess of costs and estimated earnings	21,710	14,571

Total current liabilities	502,562	369,003
Long-term debt	1,516,590	521,203
Other liabilities	52,035	137,332
Deferred income taxes	33,836	112,472

Total liabilities	2,105,023	1,140,010

Commitments and contingencies (Note 9)
Minority interest	34,628	143
Mandatorily redeemable convertible preferred securities	86,250	86,250
Common stockholders’ equity:
Common stock, $.001 par value; 200,000,000 shares authorized; 82,422,276 and 80,815,209 shares issued, respectively	82	81
Additional paid-in capital	854,316	841,657
Deferred employee compensation—restricted stock grants	(6,101)	(2,285)
Accumulated other comprehensive income (loss)	2,685	(13,696)
Retained earnings	(32,151)	104,194
Treasury stock—253,115 common shares, at cost	(2,325)	(2,325)

Total common stockholders’ equity	816,506	927,626

Total liabilities and common stockholders’ equity	$3,042,407	$2,154,029

The accompanying notes are an integral part of these condensed consolidated financial statements.

HANOVER COMPRESSOR COMPANY

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(in thousands of dollars, except per share amounts)

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
Revenues:
Domestic rentals	$82,823	$80,818	$241,728	$249,276
International rentals	49,519	53,915	151,973	143,612
Parts, service and used equipment	45,581	47,597	118,327	172,826
Compressor and accessory fabrication	24,039	26,783	81,839	85,284
Production and processing equipment fabrication	65,202	35,022	211,152	99,771
Equity in income of non-consolidated affiliates	7,581	3,782	16,873	13,928
Other	452	1,450	3,356	2,416

	275,197	249,367	825,248	767,113

Expenses:
Domestic rentals	31,833	31,130	94,043	89,358
International rentals	17,757	13,866	47,682	39,855
Parts, service and used equipment	35,307	35,236	85,781	143,904
Compressor and accessory fabrication	22,347	23,244	73,950	73,884
Production and processing equipment fabrication	59,095	28,256	188,802	84,329
Selling, general and administrative	40,164	36,769	119,658	107,644
Foreign currency translation	1,536	461	1,336	13,339
Provision for estimated cost of litigation settlement	(3,500)	—	40,253	—
Other	2,446	—	2,951	14,837
Depreciation and amortization	56,199	30,771	126,886	82,367
Leasing expense	—	23,081	43,139	68,206
Interest expense	32,849	10,514	57,283	31,137
Goodwill impairment	—	—	—	47,500

	296,033	233,328	881,764	796,360

Income (loss) from continuing operations before income taxes	(20,836)	16,039	(56,516)	(29,247)
Provision for (benefit from) income taxes	(7,940)	6,180	(18,463)	7,412

Income (loss) from continuing operations	(12,896)	9,859	(38,053)	(36,659)
Income (loss) from discontinued operations, net of tax	761	(800)	1,178	(606)
Loss from write-downs of discontinued operations, net of tax	(10,908)	—	(12,560)	(3,883)
Cumulative effect of accounting change, net of tax	(86,910)	—	(86,910)	—

Net income (loss)	$(109,953)	$9,059	$(136,345)	$(41,148)

Diluted net income (loss) per share:
Net income (loss)	$(109,953)	$9,059	$(136,345)	$(41,148)
Loss from discontinued operations, including write-downs, net of tax	10,147	800	11,382	4,489
Cumulative effect of accounting change, net of tax	86,910	—	86,910	—

Net income (loss) for purposes of computing diluted net income (loss) per share from continuing operations	$(12,896)	$9,859	$(38,053)	$(36,659)

Basic income (loss) per common share:
Income (loss) from continuing operations	$(0.16)	$0.12	$(0.47)	$(0.46)
Loss from discontinued operations, including write-downs	(0.12)	(0.01)	(0.15)	(0.06)
Cumulative effect of accounting change, net of tax	(1.07)	—	(1.07)	—

Net income (loss)	$(1.35)	$0.11	$(1.69)	$(0.52)

Diluted income (loss) per common share:
Income (loss) from continuing operations	$(0.16)	$0.12	$(0.47)	$(0.46)
Loss from discontinued operations, including write-downs	(0.12)	(0.01)	(0.15)	(0.06)
Cumulative effect of accounting change, net of tax	(1.07)	—	(1.07)	—

Net income (loss)	$(1.35)	$0.11	$(1.69)	$(0.52)

Weighted average common and equivalent shares outstanding:
Basic	81,439	79,438	80,907	79,338

Diluted	81,439	81,255	80,907	79,338

The accompanying notes are an integral part of these condensed consolidated financial statements.

HANOVER COMPRESSOR COMPANY

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

(in thousands of dollars)

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
Net income (loss)	$(109,953)	$9,059	$(136,345)	$(41,148)
Other comprehensive income (loss):
Change in fair value of derivative financial instruments, net of tax	2,106	(6,339)	2,794	(8,837)
Foreign currency translation adjustment	1,000	(2,040)	13,587	604

Comprehensive income (loss)	$(106,847)	$680	$(119,964)	$(49,381)

The accompanying notes are an integral part of these condensed consolidated financial statements.

HANOVER COMPRESSOR COMPANY

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands of dollars)

(unaudited)

	Nine Months Ended September 30,
	2003	2002
Cash flows from operating activities:
Net loss	$(136,345)	$(41,148)
Adjustments:
Depreciation and amortization	126,886	82,367
Amortization of debt issuance costs and debt discount	90	90
Loss from discontinued operations, net of tax	11,382	4,489
Cumulative effect of accounting change, net of tax	86,910	—
Bad debt expense	3,030	2,800
Gain on sale of property, plant and equipment	(528)	(7,033)
Equity in income of non-consolidated affiliates, net of dividends received	(16,770)	(7,357)
Loss on investments and charges for non-consolidated affiliates	—	12,100
Gain on derivative instruments	(2,078)	(1,530)
Provision for inventory impairment and reserves	2,838	7,826
Provision for estimated cost of litigation settlement, in excess of cash paid	35,135	—
Goodwill impairment	—	47,500
Restricted stock compensation expense	732	254
Pay-in-kind interest on Schlumberger notes	15,914	12,199
Deferred income taxes	(27,276)	3,935
Changes in assets and liabilities, excluding business combinations:
Accounts receivable and notes	(615)	64,249
Inventory	317	(8,997)
Costs and estimated earnings versus billings on uncompleted contracts	16,319	25,968
Accounts payable and other liabilities	(23,799)	(63,841)
Advance billings	(8,496)	(6,224)
Other	(584)	(6,616)

Net cash provided by continuing operations	83,062	121,031
Net cash provided by discontinued operations	2,202	446

Net cash provided by operating activities	85,264	121,477

Cash flows from investing activities:
Capital expenditures	(105,189)	(183,154)
Payments for deferred lease transaction costs	(1,580)	(1,569)
Proceeds from sale of property, plant and equipment	21,970	51,741
Cash used for business acquisitions	(15,000)	(7,400)
Proceeds from business divestitures	500	—
Cash returned from non-consolidated affiliates	—	4,009
Cash used to acquire investments in and advances to non-consolidated affiliates	(401)	—

Net cash used in continuing operations	(99,700)	(136,373)
Net cash provided by (used in) discontinued operations	23,729	(17,079)

Net cash used in investing activities	(75,971)	(153,452)

Cash flows from financing activities:
Net borrowings on bank credit facility	15,500	35,500
Payments for debt issue costs	(831)	(581)
Purchase of treasury stock	—	(1,609)
Proceeds from warrant conversions and stock options exercised	5,274	1,810
Proceeds from employee stock purchase	—	276
Net borrowings (repayments) of other debt	3,307	(2,103)
Proceeds from employee stockholder notes	—	55

Net cash provided by continuing operations	23,250	33,348
Net cash used in discontinued operations	(18,538)	(509)

Net cash provided by financing activities	4,712	32,839

Effect of exchange rate changes on cash and equivalents	439	(1,869)

Net increase (decrease) in cash and cash equivalents	14,444	(1,005)
Cash and cash equivalents at beginning of period	19,011	23,191

Cash and cash equivalents at end of period	$33,455	$22,186

The accompanying notes are an integral part of these condensed consolidated financial statements.

HANOVER COMPRESSOR COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.    BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements of Hanover Compressor Company (“Hanover”, “we”, “us”, “our” or the “Company”) included herein have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America are not required in these interim financial statements and have been condensed or omitted. It is the opinion of our management that the information furnished includes all adjustments, consisting only of normal recurring adjustments, which are necessary to present fairly the financial position, results of operations, and cash flows of Hanover for the periods indicated. The financial statement information included herein should be read in conjunction with the consolidated financial statements and notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2002. These interim results are not necessarily indicative of results for a full year.

Earnings Per Common Share

Basic earnings (loss) per common share is computed by dividing income (loss) available to common shareholders by the weighted average number of shares outstanding for the period. Diluted earnings (loss) per common share is computed using the weighted average number of shares outstanding adjusted for the incremental common stock equivalents attributed to outstanding options and warrants to purchase common stock, restricted stock, convertible senior notes and mandatorily redeemable preferred securities, unless their effect would be anti-dilutive.

The table below indicates the potential common shares issuable which were included in computing the dilutive potential common shares used in diluted earnings (loss) per common share (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
Weighted average common shares outstanding—used in basic earnings (loss) per common share	81,439	79,438	80,907	79,338
Net dilutive potential common shares issuable:
On exercise of options and vesting of restricted stock	**	1,813	**	**
On exercise of warrants	**	4	**	**
On conversion of mandatorily redeemable convertible preferred securities	**	**	**	**
On conversion of convertible senior notes	**	**	**	**

Weighted average common shares and dilutive potential common shares—used in diluted earnings (loss) per common share	81,439	81,255	80,907	79,338

**	Excluded from diluted earnings (loss) per common share as the effect would have been anti-dilutive.

HANOVER COMPRESSOR COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below indicates the potential common shares issuable which were excluded from net dilutive potential common shares issuable as their effect would be anti-dilutive (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
Net dilutive potential common shares issuable:
On exercise of options and vesting of restricted stock	1,998	—	1,891	2,549
On exercise of options-exercise price greater than average market value at end of period	1,834	1,531	3,991	1,531
On exercise of warrants	4	—	4	4
On conversion of mandatorily redeemable convertible preferred securities	4,825	4,825	4,825	4,825
On conversion of convertible senior notes	4,370	4,370	4,370	4,370

	13,031	10,726	15,081	13,279

Stock-Based Compensation

Certain of our employees participate in stock option plans that provide for the granting of options to purchase Hanover common shares. In accordance with Statement of Financial Standards No. 123, “Accounting for Stock-Based Compensation,” (“SFAS 123”) Hanover measures compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed in APB Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). The following pro forma net income (loss) and earnings (loss) per share data illustrates the effect on net income (loss) and net earnings (loss) per share if the fair value method had been applied to all outstanding and unvested stock options in each period (in thousands).

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
Net income (loss) as reported	$(109,953)	$9,059	$(136,345)	$(41,148)
Add back: Restricted stock grant expensed, net of tax	256	110	476	165
Deduct: Stock-based employee compensation expense determined under the fair value method, net of tax	(757)	(663)	(1,799)	(1,539)

Pro forma net income (loss)	$(110,454)	$8,506	$(137,668)	$(42,522)

Income (loss) per share:
Basic, as reported	$(1.35)	$0.11	$(1.69)	$(0.52)
Basic, pro forma	$(1.36)	$0.11	$(1.70)	$(0.54)
Diluted, as reported	$(1.35)	$0.11	$(1.69)	$(0.52)
Diluted, pro forma	$(1.36)	$0.10	$(1.70)	$(0.54)

In July 2003, we granted 430,000 restricted shares of Hanover common stock to certain employees as part of an incentive compensation plan. The restricted stock grants vest equally over

HANOVER COMPRESSOR COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

four years. As of September 30, 2003, 514,000 restricted shares were outstanding under our incentive compensation plans. We will recognize compensation expense equal to the fair value of the stock at the date of grant over the vesting period related to these grants. During the nine months ended September 30, 2003 and 2002, we recognized $732,000 and $254,000, respectively, in compensation expense related to these grants.

Reclassifications

Certain amounts in the prior period’s financial statements have been reclassified to conform to the 2003 financial statement classification as more fully discussed in Notes 11 and 13. These reclassifications have no impact on net income. See Note 13 for a discussion of discontinued operations.

2.      BUSINESS ACQUISITIONS AND COMBINATIONS

2003 Acquisitions

In August 2003, we exercised our option to acquire the remaining 49% interest in Belleli Energy S.r.l. . (“Belleli”), for approximately $15 million. Belleli is an Italian-based engineering, procurement and construction company that engineers and manufactures desalination plants and heavy wall reactors for refineries and processing plants for use primarily in Europe and the Middle East. Belleli has three manufacturing facilities, one in Mantova, Italy and two in the United Arab Emirates (Jebel Ali and Hamriyah). In November 2002, Hanover increased its ownership in Belleli to 51% and began consolidating the results of Belleli’s operations. We are in the process of completing our valuation of Belleli’s intangible assets and expect that our evaluation will be completed in the fourth quarter of 2003.

2002 Acquisitions

In July 2002, we increased our ownership of Belleli to 40.3% from 20.3% by converting a $4.0 million loan, together with the accrued interest thereon, to Belleli into additional equity ownership. In November 2002, we increased our ownership to 51% by exchanging a $9.4 million loan, together with the accrued interest thereon, to the other principal owner of Belleli for additional equity ownership and began consolidating the results of Belleli’s operations.

In connection with our increase in ownership in November 2002, we had certain rights to purchase the remaining interest in Belleli and the right to market the entire company to a third party. During 2002, we also purchased certain operating assets of Belleli for approximately $22.4 million from a bankruptcy estate and leased these assets to Belleli for approximately $1.2 million per year, for seven years, for use in its operations.

In July 2002, we acquired a 92.5% interest in Wellhead Power Gates, LLC (“Gates”) for approximately $14.4 million and had loaned approximately $6 million to Gates prior to our acquisition. Gates is a developer and owner of a forty-six megawatt cycle power facility in Fresno County, California. This investment was accounted for as a consolidated subsidiary and was classified as an asset held for sale and its operating results were reported in income (loss) from discontinued operations, until sold in September 2003. See Note 13 for a discussion of discontinued operations.

In July 2002, we acquired a 49.0% interest in Wellhead Power Panoche, LLC (“Panoche”) for approximately $6.8 million and had loaned approximately $5.0 million to Panoche prior to the acquisition of our interest. Panoche is a developer and owner of a forty-nine megawatt cycle power facility in Fresno County, California, which is under contract with the California Department of Water

HANOVER COMPRESSOR COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Resources. This investment was classified as an asset held for sale and the equity income (loss) from this non-consolidated subsidiary was reported in income (loss) from discontinued operations, until sold in June 2003. See Note 13 for a discussion of discontinued operations.

In July 2002, we acquired certain assets of Voyager Compression Services, LLC a natural gas compression services company located in Gaylord, Michigan, for approximately $2.5 million in cash.

3.    INVENTORIES

Inventory consisted of the following amounts (in thousands):

	September 30, 2003	December 31, 2002
Parts and supplies	$109,950	$114,833
Work in progress	38,292	37,790
Finished goods	10,329	13,381

	$158,571	$166,004

As of September 30, 2003 and December 31, 2002 we had inventory valuation reserves of approximately $13.4 million and $14.2 million, respectively.

4.    PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following (in thousands):

	September 30, 2003	December 31, 2002
Compression equipment, plants and related facilities and other rental assets	$2,393,790	$1,261,241
Land and buildings	90,182	86,732
Transportation and shop equipment	75,830	75,443
Other	42,537	31,888

	2,602,339	1,455,304
Accumulated depreciation	(555,652)	(287,629)

	$2,046,687	$1,167,675

During the quarter ended September 30, 2003, we recorded a $14.4 million impairment charge in depreciation expense to write-down a portion of our rental fleet to be sold or scrapped.

On July 1, 2003, we adopted the provisions of FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB 51” (“FIN 46”) as they relate to the special purpose entities that lease compression equipment to us. As a result of the adoption, we added approximately $1,089 million in compressor equipment assets, $192.3 million of accumulated depreciation (including approximately $58.6 million of accumulated depreciation related to periods before the sale and leaseback of the equipment), $1,105.0 million in debt and $34.6 million in minority interest obligations to our balance sheet, and we reversed $108.8 million of deferred gains that were recorded on our balance sheet as a result of the sale leaseback transactions. See Note 6 for a discussion of the impact of our partial adoption of FIN 46.

HANOVER COMPRESSOR COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5.    DEBT

Short-term debt consisted of the following (in thousands):

	September 30, 2003	December 31, 2002
Belleli—factored receivables	$22,815	$15,970
Belleli—revolving credit facility	12,441	11,964
Other, interest at 5.0%, due 2004	5,295	4,063

Short-term debt	$40,551	$31,997

In November 2002, we increased our ownership in Belleli to 51%. In August 2003, we exercised our option to purchase the remaining interest not owned by us (see Note 2). Belleli has financed its operations through the factoring of its receivables. Such factoring is typically short term in nature and at September 30, 2003 bore interest at a weighted average rate of 4.0%. In addition, Belleli’s revolving credit facilities bore interest at a weighted average rate of 3.7% and 3.0% at September 30, 2003 and December 31, 2002, respectively. These revolving credit facilities expire in December 2003 and are partially secured by letters of credit issued and outstanding under Hanover’s bank credit facility of $9.4 million as of September 30, 2003.

Long-term debt consisted of the following (in thousands):

	September 30, 2003	December 31, 2002
Bank credit facility	$172,000	$156,500
4.75% convertible senior notes due 2008	192,000	192,000
1999A equipment lease notes, interest at 3.4%, due June 2004*	194,000	—
2000A equipment lease notes, interest at 3.4%, due March 2005*	193,600	—
2000B equipment lease notes, interest at 3.4%, due October 2005*	167,411	—
2001A equipment lease notes, interest at 8.5%, due September 2008*	300,000	—
2001B equipment lease notes, interest at 8.8%, due September 2011*	250,000	—
Schlumberger note, interest at 13.5%	—	167,096
Schlumberger note, zero coupon accreting interest at 11.0%, due 2007	180,536	—
PIGAP note, interest at 6.0%, due 2053	59,756	—
Real estate mortgage, interest at 3.19%, collateralized by certain land and buildings, payable through September 2004	3,000	3,250
Other, interest at various rates, collateralized by equipment and other assets, net of unamortized discount	2,049	4,101

	1,714,352	522,947
Less—current maturities	(197,762)	(1,744)

Long-term debt	$1,516,590	$521,203

*	See Note 6 for a discussion of the impact of adoption of FIN 46.

HANOVER COMPRESSOR COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Maturities of long-term debt (excluding interest to be accrued thereon) at September 30, 2003 are (in thousands): 2003—$367; 2004—$369,511; 2005—$361,511; 2006—$407; 2007—$180,577; 2008—$492,045; and $309,934 thereafter.

In February 2003, we executed an amendment to our bank credit facility (our “bank credit facility”) and the agreements related to certain of our compression equipment lease obligations that we entered into in 1999 and 2000. The amendment, which was effective as of December 31, 2002, modified certain financial covenants to allow us greater flexibility in accessing the capacity under the bank credit facility to support our short-term liquidity needs. In addition, at the higher end of our permitted consolidated leverage ratio, the amendment increased the commitment fee under the bank credit facility by 0.125% and increased the interest rate margins used to calculate the applicable interest rates under all of the agreements by up to 0.75%. Any increase in our interest costs as a result of the amendment as compared to the bank credit facility prior to the amendment depends on our consolidated leverage ratio at the end of each quarter, the amount of indebtedness outstanding and the interest rate quoted for the benchmark selected by us. As part of the amendment, we granted the lenders under these agreements a security interest in the inventory, equipment and certain other property of Hanover and its domestic subsidiaries, and pledged 66% of the equity interest in certain of our foreign subsidiaries. This amendment also restricts our capital spending to $200 million in 2003. In consideration for obtaining the amendment, we agreed to pay approximately $1.8 million in fees to the lenders under these agreements.

Our bank credit facility as so amended provides for a $350 million revolving credit facility that matures on November 30, 2004. Advances bear interest at (a) the greater of the administrative agent’s prime rate, the federal funds effective rate, or the base CD rate, or (b) a eurodollar rate, plus, in each case, a specified margin (3.4% and 3.2% weighted average interest rate at September 30, 2003 and December 31, 2002, respectively). A commitment fee based upon a percentage of the average available commitment is payable quarterly to the lenders participating in the bank credit facility. This fee ranges from 0.25% to 0.50% per annum and fluctuates with our consolidated leverage ratio. In addition to the drawn balance on our bank credit facility, as of September 30, 2003, we had $71.7 million in letters of credit outstanding under the bank credit facility. Our bank credit facility contains certain financial covenants and limitations on, among other things, indebtedness, liens, leases and sales of assets. Our bank credit facility also limits the payment of cash dividends on our common stock to 25% of our net income for the period from December 1, 2001 through November 30, 2004.

As of September 30, 2003, we were in compliance with all material covenants and other requirements set forth in our bank credit facility, agreements related to our compression equipment lease obligations and indentures. Giving effect to the covenant limitations in our bank credit facility, the liquidity available under that facility as of September 30, 2003 was approximately $25 million. Our cash balance amounted to $33.5 million at September 30, 2003. Because our bank credit facility will mature in November 2004, it will be reported as a current liability on our balance sheet for the year ended December 31, 2003, if not amended or replaced prior to such date.

While there is no assurance, we believe based on our current projections that we will be in compliance with the financial covenants in our bank credit facility and the agreements related to our compression equipment lease obligations at December 31, 2003, although, with respect to certain of the covenants, a relatively small change in our actual results as compared to our current projections could cause us not to be in compliance with such covenants.

HANOVER COMPRESSOR COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Under the February 2003 amendment, certain of the financial covenants contained in our bank credit facility and the agreements related to certain of our compression equipment lease obligations revert back to more restrictive covenants with which we must be in compliance at the end of each fiscal quarter ending after December 31, 2003, or we will be in default under the bank credit facility. With respect to the more restrictive financial covenants that will be in effect at March 31, 2004, if our bank credit facility is not amended or replaced by such date, we believe based on our current projections that we would probably not be in compliance with such covenants at such date. However, we currently have bank commitments totaling $345 million for a new bank credit facility (the “Proposed Bank Credit Facility”) with different and/or less restrictive covenants which would apply to us for fiscal quarters ending after December 31, 2003. While there is no assurance, we believe based on our current projections that we will be in compliance with the financial covenants contained in the Proposed Bank Credit Facility at March 31, 2004.

The bank commitments under the Proposed Bank Credit Facility expire on December 31, 2003, and if we do not close the Proposed Bank Credit Facility prior to that date, we will have to request that the banks extend their commitments. There is no assurance that the banks will extend their commitments on the same terms or at all. In addition, the closing of this Proposed Bank Credit Facility is contingent on the finalization of documentation, the contemporaneous or earlier closing of at least $275 million of specified new financings to refinance a portion of our existing indebtedness and satisfaction of other customary conditions. There is no assurance that we will be able to satisfy all the conditions to close the Proposed Bank Credit Facility, including in particular the requirement to effect at least $275 million of new financings on required terms. If we are not able to close the Proposed Bank Credit Facility on a timely basis, then we expect to seek an amendment or waiver of the applicable financial covenants in our existing agreements. Although we believe we would be able to obtain a satisfactory amendment or waiver, there is no assurance we will be able to do so. Such an amendment or waiver could impose additional restrictions on us and could involve additional fees payable to the banks, which could be significant. If we are unable to meet the applicable financial covenants under our bank credit facility and we fail to obtain an amendment or waiver with respect thereto, then we could be in default under our bank credit facility and certain of our agreements related to our compression equipment lease obligations and other debt. A default under our bank credit facility or these agreements would trigger cross-default provisions in certain of our other debt agreements. Such defaults would have a material adverse effect on the Company’s liquidity, financial position and operations.

In addition to purchase money and similar obligations, the indentures and the agreements related to our compression equipment lease obligations for our 2001A and 2001B sale leaseback transactions permit us to incur indebtedness up to the $350 million credit limit under our bank credit facility, plus (1) an additional $75 million in unsecured indebtedness and (2) any additional indebtedness so long as, after incurring such indebtedness, our ratio of the sum of consolidated net income before interest expense, income taxes, depreciation expense, amortization of intangibles, certain other non-cash charges and rental expense to total fixed charges (all as defined and adjusted by the agreements), or our “coverage ratio,” is greater than 2.25 to 1.0 and no default or event of default has occurred or would occur as a consequence of incurring such additional indebtedness and the application of the proceeds thereon. The indentures and agreements for our 2001A and 2001B sale leaseback transactions define indebtedness to include the present value of our rental obligations under sale leaseback transactions and under facilities similar to our compression equipment operating leases. As of September 30, 2003, Hanover’s coverage ratio was less than 2.25 to 1.0 and therefore as of such date we could not incur indebtedness other than under our bank credit facility and up to an additional

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

$75 million in unsecured indebtedness and certain other permitted indebtedness, including certain refinancing indebtedness. We believe the Proposed Credit Facility is within the types of refinancing indebtedness allowed under these agreements.

In January 2003, we gave notice of our intent to exercise our right to put our interest in the PIGAP II joint venture back to Schlumberger. If not exercised, the put right would have expired as of February 1, 2003. Hanover acquired its interest in PIGAP II as part of its purchase of Production Operators Corporation’s natural gas compression business, ownership interest in certain joint venture projects in South America, and related assets (“POC”) from Schlumberger in August 2001. PIGAP II is a joint venture that operates a natural gas compression facility in Venezuela and is currently owned 70% by a subsidiary of The Williams Companies Inc. and 30% by us. On May 14, 2003, we entered into an agreement with Schlumberger to terminate our right to put our interest in the PIGAP II joint venture to Schlumberger. We also agreed with Schlumberger to restructure the $150 million subordinated note that Schlumberger received from us in August 2001 as part of the purchase price for the acquisition of POC. As a result, we retained our ownership interest in PIGAP II.

A comparison of the primary financial terms of the original $150 million subordinated note and the restructured note are shown in the table below.

Primary Financial Term	Restructured Note	Original Note

Principal Outstanding at March 31, 2003:	$171 million	$171 million

Maturity:	March 31, 2007	December 31, 2005

Interest Rate:	Zero coupon accreting at 11.0% fixed	13.5%, 14.5% beginning March 1, 2004, 15.5% beginning March 1, 2005

Schlumberger First Call Rights on Hanover Equity Issuance:	None	Schlumberger had first call on any Hanover equity offering proceeds

Call Provision:	Hanover cannot call the Note prior to March 31, 2006	Callable at any time

As of March 31, 2003, the date from which the interest rate was adjusted, the $150 million subordinated note had an outstanding principal balance of approximately $171 million, including accrued interest. Under the restructured terms, the maturity of the restructured note has been extended to March 31, 2007, from the original maturity of December 31, 2005. The note is a zero coupon note with original issue discount accreting at 11.0% for its remaining life, up to a total principal amount of $262.6 million payable at maturity. The note will accrue an additional 2.0% interest upon the occurrence and during the continuance of an event of default under the note. The note will also accrue an additional 3.0% interest if Hanover’s consolidated leverage ratio, as defined in the note agreement, exceeds 5.18 to 1.0 as of the end of two consecutive fiscal quarters. Notwithstanding the foregoing, the note will accrue additional interest of a total of 3.0% if both of the previously mentioned circumstances occur. The note also contains a covenant that limits our ability to incur additional indebtedness if Hanover’s consolidated leverage ratio exceeds 5.6 to 1.0, subject to certain exceptions. Schlumberger will no longer have a first call on any proceeds from the issuance of any shares of capital stock or other equity interests by Hanover and the note is not callable by Hanover until March 31, 2006. As agreed

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

upon with Schlumberger, Hanover has agreed to bear the cost of and has filed a shelf registration statement with the Securities and Exchange Commission (“SEC”) covering the resale of the restructured note by Schlumberger.

Also on May 14, 2003, we agreed with Schlumberger Surenco, an affiliate of Schlumberger, to the modification of the repayment terms of a $58 million obligation that was accrued as a contingent liability on our balance sheet since the acquisition of POC and was associated with the PIGAP II joint venture. The obligation was converted into a non-recourse promissory note (“PIGAP Note”) payable by Hanover Cayman Limited, our indirect wholly-owned consolidated subsidiary, with a 6% interest rate compounding semi-annually until maturity in December 2053. This note was paid in full in October 2003 upon closing of the project financing by the PIGAP II joint venture (see Note 14).

For financial accounting purposes, the above described changes to the restructured subordinated note and PIGAP Note were not considered an extinguishment of debt, but have been accounted for as debt modifications which resulted in no income or expense recognition related to the transaction.

6.    LEASING TRANSACTIONS AND ACCOUNTING CHANGE FOR FIN 46

Leasing Transactions

We are the lessee in five transactions involving the sale of compression equipment by us to special purpose entities, which in turn lease the equipment back to us. At the time we entered into the leases, these transactions had a number of advantages over other sources of capital then available to us. The sale leaseback transactions (i) enabled us to affordably extend the duration of our financing arrangements and (ii) reduced our cost of capital.

Prior to our first sale leaseback transaction in 1998, we financed our growth in compression assets by drawing down on our bank credit facility with a commercial bank. While highly flexible and well priced, the bank credit facility represented a short term funding strategy to finance long-term assets. Sale leaseback transactions can reduce refinancing risk by extending the duration of our capital commitments.

Sale leaseback transactions also provided capital to us at a lower cost compared to other sources then available to us. Lenders to the special purpose entities did not require as high a rate of interest because their capital risk is mitigated by a perfected, first priority security interest in the compression equipment, as well as a residual value guarantee provided by us. The reduced capital risk associated with our sale leaseback transactions had the effect of reducing our leasing expense as compared to an unsecured borrowing. We will continue to evaluate sale leaseback transactions as well as consider other forms of financing for cost effectiveness as future capital needs arise.

We also believe that the sale leaseback transactions represent a source of capital in addition to the commercial bank financing that we traditionally use. This diversification of our capital sources has broadened our access to capital and allowed us to expand our operations.

In August 2001 and in connection with the acquisition of POC, we completed two sale leaseback transactions involving certain compression equipment. Concurrent with these transactions, we exercised our purchase option under our July 1998 operating lease for $200.0 million. Under one sale

HANOVER COMPRESSOR COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

leaseback transaction, we received $309.3 million in proceeds from the sale of compression equipment. Under the second sale leaseback transaction, we received $257.8 million in proceeds from the sale of additional compression equipment. Under the first transaction, the equipment was sold and leased back by us for a seven year period and will continue to be deployed by us in the normal course of our business. The agreement calls for semi-annual rental payments of approximately $12.8 million in addition to quarterly rental payments of approximately $0.2 million. Under the second transaction, the equipment was sold and leased back by us for a ten year period and will continue to be deployed by us in the normal course of our business. The agreement calls for semi-annual rental payments of approximately $10.9 million in addition to quarterly rental payments of approximately $0.2 million. We have options to repurchase the equipment under certain conditions as defined by the lease agreements. Through September 30, 2003, we incurred transaction costs of approximately $18.6 million related to these transactions. These costs are included in intangible and other assets and are being amortized over the respective lease terms.

In October 2000, we completed a $172.6 million sale leaseback transaction of compression equipment. In March 2000, we entered into a separate $200.0 million sale leaseback transaction involving certain compression equipment. Under the March transaction, we received proceeds of $100.0 million from the sale of compression equipment at the first closing in March 2000, and in August 2000, we completed the second half of the equipment lease and received an additional $100.0 million for the sale of additional compression equipment. In June 1999, we completed a $200.0 million sale leaseback transaction involving certain compression equipment. Under these lease agreements, the equipment was sold and leased back by us for a five year term and will be used by us in our business. We have options to repurchase the equipment under the 2000 and 1999 leases, subject to certain conditions set forth in these lease agreements. The lease agreements call for variable quarterly payments that fluctuate with the London Interbank Offering Rate and have covenant restrictions similar to our bank credit facility. We incurred an aggregate of approximately $7.5 million in transaction costs for the leases entered into in 2000 and 1999, which are included in intangible and other assets on the balance sheet and are being amortized over the respective lease terms of the respective transactions.

The following table summarizes the proceeds and the residual guarantee (maximum exposure to loss) and the lease termination date for equipment leases (in thousands of dollars):

Lease	Sale Proceeds	Residual Value Guarantee	Lease Termination Date
1999A equipment lease	$200,000	$166,000	June 2004
2000A equipment lease	200,000	166,000	March 2005
2000B equipment lease	172,589	142,299	October 2005
2001A equipment lease	309,300	232,000	September 2008
2001B equipment lease	257,750	175,000	September 2011

	$1,139,639	$881,299

We made residual value guarantees under these lease agreements that are due upon termination of the leases and which may be satisfied by a cash payment or the exercise of our equipment purchase options under the terms of the lease agreements. The residual value guarantees and other lease terms, which are based on negotiation between Hanover and third party lessors, were supported by equipment appraisals and analysis.

HANOVER COMPRESSOR COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In connection with the compression equipment leases entered into in August 2001, the Company was obligated to prepare registration statements and complete an exchange offering to enable the holders of the notes issued by the lessors to exchange their notes with notes registered under the Securities Act of 1933. Because of the restatement of our financial statements, the exchange offering was not completed pursuant to the time line required by the agreements and the Company was required to pay additional lease expense in an amount equal to $105,600 per week until the exchange offering was completed. The additional lease expense began accruing on January 28, 2002 and increased the Company’s lease expense by $5.1 million during 2002. The registration statements became effective in February 2003. The exchange offer was completed and the requirement to pay the additional lease expense ended on March 13, 2003.

In February 2003, we executed an amendment to our bank credit facility and the compression equipment leases entered into in 1999 and 2000 (see Note 5).

Accounting Change

Prior to July 1, 2003, these five lease transactions were recorded as a sale and leaseback of the compression equipment and were treated as operating leases for financial reporting purposes. On July 1, 2003, we adopted the provisions of FIN 46 as they relate to the special purpose entities that lease compression equipment to us. As a result of the adoption, we added approximately $1,089 million in compressor equipment assets, $192.3 million of accumulated depreciation (including approximately $58.6 million of accumulated depreciation related to periods before the sale and leaseback of the equipment), $1,105.0 million in debt and $34.6 million in minority interest obligations to our balance sheet, and we reversed $108.8 million of deferred gains that were recorded on our balance sheet as a result of the sale leaseback transactions. On July 1, 2003, we recorded a $133.7 million charge ($86.9 million net of tax) to record the cumulative effect from the adoption of FIN 46 related to prior period depreciation of the compression equipment assets. Additionally, we estimate that, after adoption, we will record approximately $17 million per year in additional depreciation expense on our leased compression equipment as a result of the inclusion of the compression equipment on our balance sheet and will also record the payments made under our compression equipment leases as interest expense. As of September 30, 2003, the compression assets that are owned by the entities that lease equipment to us but are now included in property, plant and equipment in our consolidated financial statements had a net book value of approximately $983.3 million, including improvements made to these assets after the sale leaseback transactions.

7.    ACCRUED LIABILITIES

Accrued liabilities consisted of the following (in thousands):

	September 30, 2003	December 31, 2002
Accrued salaries, bonuses and other employee benefits	$29,737	$21,024
Accrued income and other taxes	23,237	24,095
Accrued leasing expense	—	23,465
Additional purchase price for POC	—	60,740
Current portion of hedge instruments	12,233	16,082
Litigation settlement accrual	34,558	—
Accrued interest	8,325	2,939
Accrued other	42,010	41,294

	$150,100	$189,639

HANOVER COMPRESSOR COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The decrease of $60.7 million for the additional purchase price for POC is due to the reclassification of a $58 million contingent liability and accrued interest associated with the PIGAP II joint venture that was restructured into the PIGAP Note (see Note 5).

8.    ACCOUNTING FOR DERIVATIVES

We adopted SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), as amended by SFAS 137 and SFAS 138, effective January 1, 2001. SFAS 133 requires that all derivative instruments (including certain derivative instruments embedded in other contracts) be recognized in the balance sheet at fair value, and that changes in such fair values be recognized in earnings unless specific hedging criteria are met. Changes in the values of derivatives that meet these hedging criteria will ultimately offset related earnings effects of the hedged item pending recognition in earnings. Prior to 2001, we entered into two interest rate swaps with notional amounts of $75 million and $125 million and strike rates of 5.51% and 5.56%, respectively. These swaps were to expire in July 2001; however, they were extended for an additional two years at the option of the counterparty and expired in July 2003. The difference paid or received on the swap transactions was recorded as an accrued liability and recognized in leasing expense in all periods before July 1, 2003, and in interest expense thereafter. Because management decided not to designate the interest rate swaps as hedges at the time they were extended by the counterparty, we recognized an unrealized gain of approximately $4.1 million and $1.5 million, respectively, related to the change in the fair value of these interest rate swaps in lease expense in our statement of operations during the nine months ended September 30, 2003 and 2002 and recognized an unrealized gain of approximately $0.5 million in interest expense during the three months ended September 30, 2003. Prior to July 1, 2003, these amounts, which were reported as “Change in Fair Value of Derivative Financial Instruments” in our Consolidated Statement of Operations and have been reclassified as interest and lease expense in the attached Condensed Consolidated Statement of Operations. The fair value of these interest rate swaps fluctuated with changes in interest rates over their terms and the fluctuations were recorded in our statement of operations.

During the second quarter of 2001, we entered into three additional interest rate swaps to convert variable lease payments under certain lease arrangements to fixed payments as follows:

Lease	Maturity Date	Strike Rate	Notional Amount
March 2000	March 11, 2005	5.2550%	$100,000,000
August 2000	March 11, 2005	5.2725%	$100,000,000
October 2000	October 26, 2005	5.3975%	$100,000,000

These three swaps, which we have designated as cash flow hedging instruments, meet the specific hedge criteria and any changes in their fair values have been recognized in other comprehensive income. During the nine months ended September 30, 2003 and 2002, we recorded income of approximately $4.3 million and a loss of $13.6 million, respectively, related to these three swaps, ($2.8 million and $8.8 million, net of tax) in other comprehensive income. As of September 30, 2003, a total of approximately $12.2 million was recorded in current liabilities and approximately $6.5 million in long-term liabilities with respect to the fair value adjustment related to these three swaps.

The counterparties to the interest rate swap agreements are major international financial institutions. We continually monitor the credit quality of these financial institutions and do not expect non-performance by any counterparty, although such non-performance could have a material adverse effect on us.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9.    COMMITMENTS AND CONTINGENCIES

Hanover has issued the following guarantees which are not recorded on our accompanying balance sheet:

	Term	Maximum Potential Undiscounted Payments as of September 30, 2003
		(in thousands)
Indebtedness of non-consolidated affiliates:
Simco/Harwat Consortium (1)	2005	10,296
El Furrial (1)	2013	41,027
Other:
Performance guarantees through letters of credit (2)	2003-2007	33,898
Standby letters of credit	2003-2004	37,811
Bid bonds and performance bonds (2)	2003-2007	76,290

(1)	We have guaranteed the amount included above, which is a percentage of the total debt of this non-consolidated affiliate equal to our ownership percentage in such affiliate.
(2)	We have issued guarantees to third parties to ensure performance of our obligations some of which may be fulfilled by third parties.

As part of the POC acquisition purchase price, Hanover may be required to make a contingent payment to Schlumberger based on the realization of certain tax benefits by Hanover over the next 15 years. To date we have not realized any of such tax benefits or made any payments to Schlumberger in connection with them.

Litigation and Securities and Exchange Commission Investigation

Commencing in February 2002, approximately 15 putative securities class action lawsuits were filed against us and certain of our current and former officers and directors in the United States District Court for the Southern District of Texas. These class actions (together with subsequently filed actions) were consolidated into one case, Pirelli Armstrong Tire Corporation Retiree Medical Benefits Trust, On Behalf of Itself and All Others Similarly Situated, Civil Action No. H-02-0410, naming as defendants Hanover, Mr. Michael J. McGhan, Mr. William S. Goldberg and Mr. Michael A. O’Connor. The complaints asserted various claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and sought unspecified amounts of compensatory damages, interest and costs, including legal fees. The court entered an order appointing Pirelli Armstrong Tire Corporation Retiree Medical Benefits Trust and others as lead plaintiffs on January 7, 2003 and appointed Milberg, Weiss, Bershad, Hynes & Lerach LLP as lead counsel. On September 5, 2003, lead plaintiffs filed an amended complaint in which they continued to seek relief under Sections 10(b) and 20(a) of the Securities Exchange Act against Hanover, certain former officers and directors and our auditor, PricewaterhouseCoopers LLP, on behalf of themselves and the class of persons who purchased Hanover securities between May 4, 1999 and December 23, 2002.

Commencing in February 2002, four derivative lawsuits were filed in the United States District Court for the Southern District of Texas, two derivative lawsuits were filed in state district court for Harris County, Texas (one of which was nonsuited and the second of which was removed to Federal

HANOVER COMPRESSOR COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

District Court for the Southern District of Texas) and one derivative lawsuit was filed in the Court of Chancery for the State of Delaware in and for New Castle County. These derivative lawsuits, which were filed by certain of our shareholders purportedly on behalf of Hanover, alleged, among other things, that our directors breached their fiduciary duties to shareholders and sought unspecified amounts of damages, interest and costs, including legal fees. The derivative lawsuits in the United States District Court for the Southern District of Texas were consolidated on August 19 and August 26, 2002 into the Harbor Finance Partners derivative lawsuit. With that consolidation, the pending derivative lawsuits were:

Plaintiff	Defendants	Civil Action No.	Court	Date Instituted
Harbor Finance Partners, Derivatively on behalf of Hanover Compressor Company	Michael J. McGhan, William S. Goldberg, Ted Collins, Jr., Robert R. Furgason, Melvyn N. Klein, Michael A. O’Connor, and Alvin V. Shoemaker, Defendants and Hanover Compressor Company, Nominal Defendant	H-02-0761	United States District Court for the Southern District of Texas	03/01/02
Coffelt Family, LLC, derivatively on behalf of Hanover Compressor Company	Michael A. O’Connor, Michael J. McGhan, William S. Goldberg, Ted Collins, Jr., Melvyn N. Klein, Alvin V. Shoemaker, and Robert R. Furgason, Defendants and Hanover Compressor Company, Nominal Defendant	19410-NC	Court of Chancery for the State of Delaware State Court in New Castle County	02/15/02

On October 2, 2003, the Harbor Finance Partners derivative lawsuit was consolidated into the Pirelli Armstrong Tire Corporation Retiree Medical Benefits Trust securities class action.

On and after March 26, 2003, three plaintiffs filed separate putative class actions against Hanover, certain named individuals and other purportedly unknown defendants, in the United States District Court for the Southern District of Texas. The alleged class is comprised of persons who participated in or were beneficiaries of The Hanover Companies Retirement and Savings Plan, which was established by Hanover pursuant to Section 401(k) of the United States Internal Revenue Code of 1986, as amended. The purported class action seeks relief under the Employee Retirement Income Security Act (ERISA) based upon Hanover’s and the individual defendants’ alleged mishandling of Hanover’s 401(k) Plan. The three ERISA putative class actions are entitled: Kirkley v. Hanover, Case No. H-03-1155; Angleopoulos v. Hanover, Case No. H-03-1064; and Freeman v. Hanover, Case No. H-03-1095. On August 1, 2003, the three ERISA class actions were consolidated into the Pirelli Armstrong Tire Corporation Retiree Medical Benefits Trust federal securities class action. On October 9, 2003, a consolidated amended complaint was filed by the plaintiffs in the ERISA class action against Hanover, Michael McGhan, Michael O’Connor and William Goldberg , which included the same allegations as indicated above, and was filed on behalf of themselves and a class of persons who purchased or held Hanover securities in their 401(k) Plan between May 4, 1999 and December 23, 2002.

On October 23, 2003, we entered into a Stipulation of Settlement, which, subject to court approval, will settle the claims underlying the securities class actions, the ERISA class actions and the shareholder derivative actions described above. The terms of the proposed settlement provide for us

HANOVER COMPRESSOR COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

to: (i) make a cash payment of approximately $30 million (of which $26.7 million was funded by payments from Hanover’s directors and officers insurance carriers), (ii) issue 2.5 million shares of our common stock, and (iii) issue a contingent note with a principal amount of $6.7 million. The note is payable, together with accrued interest, on March 31, 2007 but can be extinguished (with no monies owing under it) if our common stock trades at or above the average price of $12.25 per share for 15 consecutive days at any time between March 31, 2004 and March 31, 2007. As part of the settlement, we have also agreed to implement corporate governance enhancements, including allowing large shareholders to participate in the process to appoint two independent directors to our Board. Our independent auditor, PricewaterhouseCoopers LLP, is not a party to the settlement and will continue to be a defendant in the consolidated securities class action.

GKH Investments, L.P. and GKH Private Limited (collectively “GKH”), which together own approximately ten percent of Hanover’s outstanding common stock and which sold shares in the Company’s March 2001 secondary offering of common stock, are parties to the proposed settlement and have agreed to settle claims against them that arise out of that offering as well as other potential securities, ERISA, and derivative claims. The terms of the proposed settlement provide for GKH to transfer 2.5 million shares of Hanover common stock from their holdings or from other sources.

In connection with this settlement, we initially recorded a pre-tax charge of approximately $68.7 million ($54.0 million after tax) in our first quarter 2003 financial statements. This charge included approximately $42.1 million ($27.4 million after tax), net of insurance recoveries, for our contribution of cash and estimated costs, 2.5 million Hanover common shares, and the contingent note. The charge also included approximately $26.6 million, without tax benefit, for 2.5 million Hanover common shares to be funded by GKH. Because this settlement could be considered to be a related party transaction as defined in SEC Staff Accounting Bulletin 5-T, the fair value of the Hanover common shares to be paid by GKH was recorded as an expense in Hanover’s statement of operations.

As discussed in our Quarterly Report on Form 10-Q for the three months ended March 31, 2003, we planned to seek guidance from the Office of the Chief Accountant of the SEC to determine whether the Hanover common shares provided by GKH should be recorded as an expense by us. After the submission of a detailed letter and discussions with the SEC Staff, the Staff informed us that it would not object to GKH’s portion of the settlement not being considered a related party transaction as defined in SEC Staff Accounting Bulletin 5-T. Accordingly, the $26.6 million charge related to the 2.5 million Hanover common shares being paid by GKH could be reversed from our first quarter 2003 financial statements.

On August 5, 2003, we filed an amendment to our Quarterly Report on Form 10-Q for the three months ended March 31, 2003 to amend our first quarter 2003 financial statements to exclude the $26.6 million charge related to the 2.5 million Hanover common shares being funded by GKH. As a result, in our first quarter 2003 financial statements, as amended, we recorded a pre-tax charge of approximately $42.1 million ($27.4 million after tax), net of insurance recoveries, for our contribution of cash and estimated costs, 2.5 million Hanover common shares, and the contingent note.

In addition, in the second quarter of 2003, we adjusted our estimate of the settlement and recorded an additional $1.7 million charge due to the change in the value from May 14 to June 30, 2003 of the 2.5 million Hanover common shares contributed by us to the settlement. In the third quarter of 2003, we recorded a reduction in the charge of $3.5 million to adjust our estimate of the settlement due to additional change in the value of such stock since June 30, 2003.

HANOVER COMPRESSOR COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Based on the terms of the settlement agreement, we determined that a liability related to these lawsuits was probable and that the value was reasonably estimable. Accordingly, we evaluated the individual components of the settlement in consideration of existing market conditions and established an estimate for the cost of the litigation settlement. The details of this estimate are as follows (in thousands):

	Amended First Quarter Estimated Settlement	Second & Third Quarter Adjustment To Estimated Settlement	Total
Cash	$30,050	$—	$30,050
Estimated fair value of note to be issued	5,194	—	5,194
Common stock to be issued by Hanover	26,600	(1,850)	24,750
Legal fees and administrative costs	6,929	—	6,929

Total	68,773	(1,850)	66,923
Less insurance recoveries	(26,670)	—	(26,670)

Net estimated litigation settlement	$42,103	$(1,850)	$40,253

The $5.2 million estimated fair value of the note to be issued was based on the present value of the future cash flows discounted at borrowing rates currently available to us for debt with similar terms and maturities. Utilizing a market-borrowing rate of 11%, the principal value and stipulated interest rate required by the note of 5% per annum, an estimated discount of $1.5 million was computed on the note to be issued. Upon the issuance of the note, the discount will be amortized to interest expense over the term of the note. Because the note could be extinguished without a payment (if our common stock trades at or above the average price of $12.25 per share for 15 consecutive days at any time between March 31, 2004 and March 31, 2007), we will be required to record an asset in future periods for the value of the embedded derivative, as required by SFAS 133, when the note is issued. This asset will be marked to market in future periods with any increase or decrease included in our statement of operations.

As of September 30, 2003, our accompanying balance sheet includes a $30.2 million long-term liability pending approval by the courts and satisfaction of certain other conditions and $34.6 million in accrued liabilities related to amounts which are expected to be paid in the next twelve months. During the second quarter, the $26.7 million receivable from the insurance carriers and $2.8 million of our portion of the cash settlement was paid into an escrow fund and is included in the accompanying balance sheet as restricted cash. Upon approval of the settlement by the court, we will record such amounts in liabilities and stockholders’ equity, respectively, and will include the shares in our outstanding shares used for earnings per share calculations.

The final value of the settlement may differ significantly from the estimates currently recorded depending on the market value of our common stock when approved by the court and potential changes in the market conditions affecting the valuation of the note to be issued. Additionally, the settlement is contingent on court approval and certain other conditions. Accordingly, we will revalue our estimate of the cost of the settlement on a quarterly basis until the settlement is approved by the court.

On July 18, 2003, the parties entered into an Amended Memorandum of Understanding which did not alter the aggregate amount to be paid under the settlement described above, but in which the

HANOVER COMPRESSOR COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

counsel for the named plaintiffs in the Angleopoulos and the Freeman ERISA class actions agreed to become parties to the settlement. As partial consideration therefore, it was agreed that an additional $0.8 million (for a total of $1.8 million) from the settlement fund that was previously designated for relief for the securities class actions would be reallocated to provide relief in connection with the ERISA class actions. On October 13, 2003, the parties entered into a Second Amended and Restated Memorandum of Understanding that included an additional $225,000 contribution to the settlement (to be funded equally by Hanover and GKH) and by which counsel in the Harbor Finance derivative action became a party to the settlement. As part of this arrangement, Hanover agreed to certain additional governance procedures including certain enhancements to its code of conduct.

On October 23, 2003, the parties to the Second Amended and Restated Memorandum of Understanding entered into a Stipulation of Settlement which, subject to court approval, will fully and finally resolve all of the securities class actions, ERISA class actions and shareholder derivative actions filed against Hanover and certain other individuals. PricewaterhouseCoopers LLP is not a party to the Stipulation of Settlement and will remain a defendant in the federal securities class action. On October 24, 2003, the parties moved the court for preliminary approval of the proposed settlement and sought permission to provide notice to the potentially affected persons and to set a date for a final hearing to approve the proposed settlement. The settlement, therefore, remains subject to court approval and could be the subject of an objection by potentially affected persons.

On November 14, 2002, the SEC issued a Formal Order of Private Investigation relating to the transactions underlying and other matters relating to the restatements of our financial statements announced in 2002. We have cooperated with the Fort Worth District Office Staff of the SEC in its investigation. Based upon our discussions to date with the Fort Worth District Office Staff of the SEC, we currently believe that a settlement of the investigation will be reached on terms that we do not believe will have a material adverse impact on our business, consolidated financial position, results of operations or cash flows. However, we can give no assurances in this regard, and we expect any settlement with the SEC to include findings of violations of the securities laws by us with respect to certain of the restated transactions. We understand that any resolution of the investigation reached by us with the Fort Worth District Office Staff of the SEC will have no legal effect until it is reviewed and, if appropriate, approved by the SEC in Washington, D.C., and we cannot predict what action might ultimately be taken against us by the SEC. As such, we do not anticipate announcing any resolution of the investigation unless and until such resolution is approved by the SEC in Washington, D.C.

As of September 30, 2003, we had incurred approximately $14.0 million in legal related expenses in connection with the internal investigations, the putative class action securities lawsuits, the derivative lawsuit and the SEC investigation. Of this amount, we advanced approximately $2.2 million on behalf of current and former officers and directors in connection with the above-named proceedings. We intend to advance the litigation costs of our officers and directors, subject to the limitations imposed by Delaware and other applicable law and Hanover’s certificate of incorporation and bylaws. We expect to incur approximately $4.4 million in additional legal fees and administrative expenses in connection with the settlement of the securities-related litigation, the SEC investigation and advances on behalf of current and former officers and directors for legal fees.

On June 25, 1999, we notified the Air Quality Bureau of the Environmental Protection Division, New Mexico Environment Department of potential violations of regulatory and permitting requirements. The violations included failure to conduct required performance tests, failure to file required notices and failure to pay fees for compressor units located on sites for more than one year. We promptly paid the required fees and corrected the violations. On June 12, 2001, after the violations had been corrected, the Director of the Division issued a compliance order to us in connection with the alleged violations.

HANOVER COMPRESSOR COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The compliance order assessed a civil penalty of $15,000 per day per regulatory violation and permit; no total penalty amount was proposed in the compliance order. On October 3, 2003, the Division notified us that the total proposed penalty would be $759,072. However, since the alleged violations had been self-disclosed, that amount was reduced to $189,768. We expect to respond to the penalty assessment, challenging some of the calculations, and will propose an alternative settlement amount, which we expect to be less than $100,000.

In the ordinary course of business we are involved in various other pending or threatened legal actions, including environmental matters. While management is unable to predict the ultimate outcome of these actions, it believes that any ultimate liability arising from these actions will not have a material adverse effect on our consolidated financial position, results of operations or cash flows.

10.    RELATED-PARTY TRANSACTIONS

In connection with the restatements announced by Hanover in 2002, certain present and former officers and directors have been named as defendants in putative stockholder class actions, stockholder derivative actions and have been involved with the investigation being conducted by the Staff of the SEC. Pursuant to the indemnification provisions of our certificate of incorporation and bylaws, we paid legal fees on behalf of certain employees, officers and directors involved in these proceedings. In connection with these proceedings, we advanced, on behalf of indemnified officers and directors, during 2002 and the first nine months of 2003, $1.1 million and $1.1 million, respectively, in the aggregate.

During 2002, $0.4 million was advanced on behalf of former director and officer William S. Goldberg; $0.3 million was advanced on behalf of former director and officer Michael J. McGhan; $0.1 million was advanced on behalf of former officer Charles D. Erwin; $0.1 million was advanced on behalf of former officer Joe S. Bradford; $0.1 million was advanced on behalf of directors Ted Collins, Jr., Robert R. Furgason, Rene Huck (former director), Melvyn N. Klein, Michael A. O’Connor (former director), and Alvin V. Shoemaker, who were elected prior to 2002; and $0.1 million was advanced on behalf of directors I. Jon Brumley, Victor E. Grijalva, and Gordon T. Hall who were elected during 2002.

During 2003, $0.3 million was advanced on behalf of former director and officer William S. Goldberg; $0.2 million was advanced on behalf of former director and officer Michael J. McGhan; $0.1 million was advanced on behalf of former officer Charles D. Erwin; $0.1 million was advanced on behalf of former officer Joe S. Bradford; and $0.4 million was advanced on behalf of various employees of the Company.

In 2001, the Company advanced cash of $2.2 million in return for promissory notes to Michael J. McGhan, Hanover’s former president and chief executive officer who resigned on August 1, 2002. The notes bore interest at 4.88%, matured on April 11, 2006, and were collateralized by personal real estate and Hanover common stock with full recourse. On May 19, 2003, Mr. McGhan paid in full the $2.2 million loan together with the applicable accrued interest.

On May 14, 2003, Hanover entered into agreements with Schlumberger to terminate our right to put our interest in the PIGAP II joint venture, to restructure a $150 million subordinated promissory note and to modify the repayment terms of a $58 million obligation (see Notes 5 and 14).

On July 30, 2003, the Company’s subsidiary, Hanover Compression Limited Partnership (“HCLP”) entered into a Membership Interest Redemption Agreement pursuant to which its 10%

HANOVER COMPRESSOR COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

interest in Energy Transfer Group, LLC (“ETG”) was redeemed, and as a result HCLP withdrew as a member of ETG. In consideration for the surrender of HCLP’s 10% membership interest in ETG, pursuant to a Partnership Interest Purchase Agreement dated as of July 30, 2003, subsidiaries of ETG sold to subsidiaries of the Company their entire 1% interest in Energy Transfer Hanover Ventures, L.P. (“Energy Ventures”). As a result of the transaction, the Company now owns, indirectly, 100% of Energy Ventures. The Company’s 10% interest in ETG was carried on the Company’s books for no value. Ted Collins, Jr., a Director of the Company, owns 100% of Azalea Partners, which in turn owns 13% of ETG.

11.    NEW ACCOUNTING PRONOUNCEMENTS

In June 2001, the FASB issued SFAS 143, “Accounting for Obligations Associated with the Retirement of Long-Lived Assets” (“SFAS 143”). SFAS 143 establishes the accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. This statement became effective for Hanover on January 1, 2003. The adoption of this new standard did not have a material effect on our consolidated results of operations, cash flows or financial position.

In April 2002, the FASB issued SFAS 145, “Rescission of FASB Statements 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (“SFAS 145”). The Statement updates, clarifies and simplifies existing accounting pronouncements. Provisions of SFAS 145 related to the rescission of Statement 4 became effective for us on January 1, 2003. The provisions of SFAS 145 related to SFAS 13 are effective for transactions occurring after May 15, 2002. We have adopted the provisions of the new standard, which had no material effect on our consolidated results of operations, cash flows or financial position.

In June 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”), which addresses accounting for restructuring and similar costs. SFAS 146 supersedes previous accounting guidance, principally Emerging Issues Task Force Issue (“EITF”) No. 94-3. We adopted the provision of SFAS 146 for restructuring activities initiated after December 31, 2002, which had no material effect on our financial statements. SFAS 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF No. 94-3, a liability for an exit cost was recognized at the date of the commitment to an exit plan. SFAS 146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly, SFAS 146 may affect the timing of recognizing future restructuring costs as well as the amounts recognized.

In November 2002, the EITF reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”). EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities. EITF 00-21 became effective for interim periods beginning after June 15, 2003. We have adopted the provisions of EITF 00-21, which did not have a material effect on our consolidated results of operations, cash flow or financial position.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, which clarifies disclosure and recognition/measurement requirements related to certain guarantees. The disclosure requirements are effective for financial statements issued after December 15, 2002 and

HANOVER COMPRESSOR COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the recognition/measurement requirements are effective on a prospective basis for guarantees issued or modified after December 31, 2002. The adoption of the provisions of this interpretation did not have a material effect on our consolidated results of operations, cash flow or financial position.

In December 2002, the FASB issued Statement of SFAS 148, “Accounting for Stock-Based Compensation—Transition and Disclosure” (“SFAS 148”). SFAS 148 amends SFAS 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of SFAS 148 were effective for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. We have adopted the disclosure provisions that are included within these financial statements.

In January 2003, the FASB issued FIN 46. The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved by means other than through voting rights (“variable interest entities” or “VIEs”) and the determination of when and which business enterprise should consolidate the VIE in its financial statements (the “primary beneficiary”). FIN 46 applies to an entity in which either (i) the equity investors (if any) do not have a controlling financial interest or (ii) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. On October 8, 2003, the FASB provided a deferral of the latest date by which all public companies must adopt FIN 46. The deferral provides that FIN 46 be applied, at the latest, to the first reporting period ending after December 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. In addition, the deferral allowed companies to elect to adopt early the provisions of FIN 46 for some, but not all, of the variable interest entities they hold.

Prior to July 1, 2003, we entered into five lease transactions that were recorded as a sale and leaseback of the compression equipment and were treated as operating leases for financial reporting purposes. On July 1, 2003, we adopted the provisions of FIN 46 as they relate to the special purpose entities that lease compression equipment to us. As a result of the adoption, we added approximately $1,089 million in compressor equipment assets, $192.3 million of accumulated depreciation (including approximately $58.6 million of accumulated depreciation related to periods before the sale and leaseback of the equipment), $1,105.0 million in debt and $34.6 million in minority interest obligations to our balance sheet, and we reversed $108.8 million of deferred gains that were recorded on our balance sheet as a result of the sale leaseback transactions. On July 1, 2003, we recorded a $133.7 million charge ($86.9 million net of tax) to record the cumulative effect from the adoption of FIN 46 related to prior period depreciation of the compression equipment assets. Additionally, we estimate that, after adoption, we will record approximately $17 million per year in additional depreciation expense on our leased compression equipment as a result of the inclusion of the compression equipment on our balance sheet and will also record the payments made under our compression equipment leases as interest expense. As of September 30, 2003, the compression assets that are owned by the entities that lease equipment to us but are now included in property, plant and equipment in our consolidated financial statements had a net book value of approximately $983.3 million, including improvements made to these assets after the sale leaseback transactions.

HANOVER COMPRESSOR COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

We have a consolidated subsidiary trust that has Mandatorily Redeemable Preferred Securities outstanding which have a liquidation value of $86.3 million. These securities are reported on our balance sheet as Mandatorily Redeemable Convertible Preferred Securities. The trust may be a VIE under FIN 46 because we only have a limited ability to make decisions about its activities and we may not be the primary beneficiary of the trust. If the trust is a VIE under FIN 46, the trust and the Mandatorily Redeemable Preferred Securities issued by the trust may no longer be reported on our balance sheet. Instead, we would report our subordinated notes payable to the trust as a liability. These intercompany notes have previously been eliminated in our consolidated financial statements. The above-described changes on our balance sheet would be reclassifications. Because we are still evaluating whether we will be required to make these reclassifications and other potential changes in connection with our adoption of FIN 46, if any, we have not adopted the provisions of FIN 46 other than for the entities that lease compression equipment to us, as discussed above.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”). This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities.” This Statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. All provisions of this Statement will be applied prospectively. We have adopted the provisions SFAS 149, which did not have a material effect on our consolidated results of operations, cash flow or financial position.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”). The Statement changes the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new Statement requires that those instruments be classified as liabilities in statements of financial position. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective for interim periods beginning after June 15, 2004. On November 7, the FASB issued Staff Position 150-4 that delayed the effective date for certain types of financial instruments. We do not believe the adoption of the guidance currently provided in SFAS 150 will have a material effect on our consolidated results of operations or cash flow. However, we may be required to classify as debt approximately $34.6 million in sale leaseback obligations that are currently reported as “Minority interest” on our Condensed Consolidated Balance Sheet pursuant to FIN 46 (see Note 6). These Minority interest obligations represent the equity of the entities that lease compression equipment to us. In accordance with the provisions of our compression equipment lease obligations, the equity certificate holders are entitled to quarterly or semi-annual yield payments on the aggregate outstanding equity certificates. As of September 30, 2003, the yield rates on the outstanding equity certificates ranged from 4.4% to 9.5%. Equity certificate holders may receive a return of capital payment upon lease termination or our purchase of the leased compression equipment after full payment of all debt obligations of the entities that lease compression equipment to us. At September 30, 2003, the carrying value of the minority interest obligations approximated the fair market value of assets that would be required to be transferred to redeem the minority interest obligations.

12.    REPORTABLE SEGMENTS

We manage our business segments primarily based upon the type of product or service provided. We have five principal industry segments: Domestic Rentals; International Rentals; Parts, Service and Used Equipment; Compressor and Accessory Fabrication; and Production and Processing Equipment

HANOVER COMPRESSOR COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fabrication. The Domestic and International Rentals segments primarily provide natural gas compression and production and processing equipment rental and maintenance services to meet specific customer requirements on Hanover-owned assets. The Parts, Service and Used Equipment segment provides a full range of services to support the surface production needs of customers from installation and normal maintenance and services to full operation of a customer’s owned assets and surface equipment as well as sales of used equipment. The Compressor and Accessory Fabrication Segment involves the design, fabrication and sale of natural gas compression units and accessories to meet unique customer specifications. The Production and Processing Equipment Fabrication Segment designs, fabricates and sells equipment used in the production and treating of crude oil and natural gas and engineering, procurement and construction of heavy wall reactors for refineries and desalination plants.

We evaluate the performance of our segments based on segment gross profit. Segment gross profit for each segment includes direct operating expenses. Costs excluded from segment gross profit include selling, general and administrative, depreciation and amortization, leasing, interest, foreign currency translation, provision for estimated cost of litigation settlement, goodwill impairment, other expenses and income taxes. Amounts defined as “Other” include equity in income of nonconsolidated affiliates, results of other insignificant operations and corporate related items primarily related to cash management activities. Revenues include sales to external customers and intersegment sales. Intersegment sales are accounted for at cost, except for compressor fabrication sales which are accounted for on an arms length basis. Intersegment sales and any resulting profits are eliminated in consolidation. Identifiable assets are tangible and intangible assets that are identified with the operations of a particular segment or geographic region, or which are allocated when used jointly.

The following tables present sales and other financial information by industry segment for the three months ended September 30, 2003 and 2002.

	Domestic rentals	International rentals	Parts, service and used equipment	Compressor fabrication	Production equipment fabrication	Other	Eliminations	Consolidated
	(in thousands)
September 30, 2003:
Revenues from external customers	$82,823	$49,519	$45,581	$24,039	$65,202	$8,033	$—	$275,197
Intersegment sales	—	4,785	14,100	5,569	4,658	—	(29,112)	—

Total revenues	82,823	54,304	59,681	29,608	69,860	8,033	(29,112)	275,197
Gross profit	50,990	31,762	10,274	1,692	6,107	8,033	—	108,858
Identifiable assets	1,589,273	823,688	71,982	86,922	256,730	213,812	—	3,042,407
September 30, 2002:
Revenues from external customers	$80,818	$53,915	$47,597	$26,783	$35,022	$5,232	$—	$249,367
Intersegment sales	—	341	7,728	11,671	1,847	4,511	(26,098)	—

Total revenues	80,818	54,256	55,325	38,454	36,869	9,743	(26,098)	249,367
Gross profit	49,688	40,049	12,361	3,539	6,766	5,232	—	117,635
Identifiable assets	906,727	738,315	128,282	100,437	136,352	198,505	—	2,208,618

HANOVER COMPRESSOR COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present sales and other financial information by industry segment for the nine months ended September 30, 2003 and 2002.

	Domestic rentals	International rentals	Parts, service and used equipment	Compressor fabrication	Production equipment fabrication	Other	Eliminations	Consolidated
	(in thousands)
September 30, 2003:
Revenues from external customers	$241,728	$151,973	$118,327	$81,839	$211,152	$20,229	$—	$825,248
Intersegment sales	—	14,020	54,673	10,190	17,643	—	(96,526)	—

Total revenues	241,728	165,993	173,000	92,029	228,795	20,229	(96,526)	825,248
Gross profit	147,685	104,291	32,546	7,889	22,350	20,229	—	334,990
September 30, 2002:
Revenues from external customers	$249,276	$143,612	$172,826	$85,284	$99,771	$16,344	$—	$767,113
Intersegment sales	—	1,057	39,689	56,625	8,211	8,397	(113,979)	—

Total revenues	249,276	144,669	212,515	141,909	107,982	24,741	(113,979)	767,113
Gross profit	159,918	103,757	28,922	11,400	15,442	16,344	—	335,783

13.    DISCONTINUED OPERATIONS

During 2002, Hanover’s Board of Directors approved management’s plan to dispose of our non-oilfield power generation projects, which were part of our domestic rental business, and certain used equipment businesses, which were part of our parts and service business. These disposals meet the criteria established for recognition as discontinued operations under SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” (“SFAS 144”). SFAS 144 specifically requires that such amounts must represent a component of a business composed of operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. These businesses have been reflected as discontinued operations in our statement of operations for the periods ended September 30, 2003 and 2002. We believe we will sell the majority of these assets during the remainder of 2003 or early in 2004 and the assets and liabilities are reflected as assets held for sale on our balance sheet.

HANOVER COMPRESSOR COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summary of operating results of the discontinued operations (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
Revenues and other:
Domestic rentals	$1,018	$1,126	$4,394	$1,126
Parts, service and used equipment	5,468	4,970	12,755	15,187
Equity in income of non-consolidated affiliates	—	—	550	—
Other	16	(192)	(77)	(40)

	6,502	5,904	17,622	16,273

Expenses:
Domestic rentals	179	196	972	196
Parts, service and used equipment	3,575	3,653	8,334	9,679
Selling, general and administrative	1,425	2,361	5,380	6,223
Depreciation and amortization	—	707	—	874
Interest expense	196	216	796	216
Other	—	5	371	15

	5,375	7,138	15,853	17,203

Income (loss) from discontinued operations before income taxes	1,127	(1,234)	1,769	(930)
Provision for (benefit from) income taxes	366	(434)	591	(324)

Income (loss) from discontinued operations	$761	$(800)	$1,178	$(606)

Summary balance sheet data for discontinued operations as of September 30, 2003 (in thousands):

	Used Equipment	Non-Oilfield Power Generation	Total
Current assets	$9,685	$10,724	$20,409
Property, plant and equipment	901	1,384	2,285
Non-current assets	—	2	2

Assets held for sale	10,586	12,110	22,696

Current liabilities	—	957	957

Liabilities held for sale	—	957	957

Net assets held for sale	$10,586	$11,153	$21,739

Loss from the write-downs of discontinued operations was $10.9 million during the three months ended September 30, 2003 and include approximately $5.6 million in write-downs for power generation assets and $5.3 million in write-downs related to our used equipment businesses. During the nine months ended September 30, 2003, loss from the write-downs of discontinued operations were $12.6 million including approximately $7.3 million related to power generation and $5.3 million related to used equipment businesses. During the nine months ended September 30, 2002, loss from the write-downs of discontinued operations were $3.9 million related to our power generation assets. The losses relate to write-downs of our discontinued operations to their estimated market value.

HANOVER COMPRESSOR COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In May 2003, we announced that we had agreed to sell our 49% membership interest in Panoche and our 92.5% membership interest in Gates to Hal Dittmer and Fresno Power Investors Limited Partnership, who owned the remaining interests in Panoche and Gates. Panoche and Gates own gas-fired peaking power plants of 49 megawatts and 46 megawatts, respectively. The Panoche transaction closed in June 2003 and the Gates transaction closed in September 2003. Total consideration for the transactions was approximately $27.2 million consisting of approximately $6.4 million in cash, $2.8 million in notes that mature in May 2004, a $0.5 million note that matures in September 2005 and the release of our obligations under a capital lease from GE Capital to Gates that had an outstanding balance of approximately $17.5 million at the time of the Gates closing. In addition, we were released from a $12 million letter of credit from us to GE Capital that was provided as additional credit support for the Gates capital lease.

14.    SUBSEQUENT EVENT

In October 2003, our PIGAP II joint venture, which repressurizes oil fields in eastern Venezuela for Petroleos de Venezuela, S.A., closed a $230 million project financing that is non-recourse to Hanover. Proceeds from the loan were used to repay Williams and Hanover, based on their respective ownership percentages, for the initial funding of construction-related costs. We own 30% of the project and received approximately $78.5 million from the financing and a distribution of earnings from the project of which approximately $59.9 million was used to pay off the PIGAP Note described in Note 5.

SCHEDULE II

HANOVER COMPRESSOR COMPANY

VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions		Balance at End of Period
	(in thousands)
Allowance for doubtful accounts deducted from accounts receivable in the balance sheet
2002	$6,300	$7,091	$8,229	(1)	$5,162
2001	2,659	4,860	1,219	(1)	6,300
2000	1,730	3,198	2,269	(1)	2,659
Allowance for obsolete and slow moving inventory deducted from inventories in the balance sheet(3)
2002	$2,101	$13,853	$1,743	(2)	$14,211
2001	560	2,336	795	(2)	2,101
Allowance for deferred tax assets not expected to be realized
2002	$—	$23,371	$—		$23,371
Allowance for employee loans
2002	$—	$6,021	$—		$6,021

(1)	Uncollectible accounts written off, net of recoveries.
(2)	Obsolete inventory written off at cost, net of value received.
(3)	Amounts for 2000 were not material.